UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 8, 2024	4

2.	Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2023	13

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION Grifols reports its 2023 Consolidated Annual Accounts, including the Non-Financial Information Statement, with an unqualified opinion from its auditor KPMG. These financials include the integration of the JV with ImmunoTek in accordance with IFRS 11 Joint Agreements, aligning the accounting treatment with the essence of the contract, which was amended for the last time in June 2023. For further information, please see Note (10) Equity-Accounted Investees and Joint Business. Compared to the 2023 Condensed Consolidated Interim Financial Statements published on February 29, 2024, this integration does not impact the Profit and Loss Account, nor a material impact on key metrics including leverage ratio (which stands at 6.3x), or the Cash Flow Statement (positive impact of EUR 4 million), as shown below. (in million EUR) 2023 Condensed Consolidated Interim Financial Statements (publ. Feb. 29, 2024) Var. 2023 Consolidated Annual Accounts (publ. Mar. 8, 2024) Non-current assets 14,893 96 14,989 Current assets 6,433 19 6,452 Total assets 21,326 115 21,441 Equity 8,011 (39) 7,972 Non-current liabilities 11,045 108 11,153 Current liabilities 2,270 46 2,316 Total equity and liabilities 21,326 115 21,441 In Barcelona, on 8 March 2024 __________________________ Nuria Martín Barnés Secretary to the Board of Directors

Auditor’s Report on Grifols, S.A. and Subsidiaries (Together with the consolidated annual accounts and consolidated directors’ report of Grifols, S.A. and subsidiaries for the year ended 31 December 2023) (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Paseo de la Castellana, 259C 28046 Madrid KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) Independent Auditor's Report on the Consolidated Annual Accounts (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) On the Spanish Official Register of Auditors (“ROAC”) with No. S0702, and the Spanish Institute of Registered Auditors’ list of companies with No. 10. Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153 To the shareholders of Grifols, S.A. REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS Opinion __________________________________________________________________ We have audited the consolidated annual accounts of Grifols, S.A. (the “Parent”) and subsidiaries (together the “Group”), which comprise the consolidated balance sheet at 31 December 2023, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes. In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2023 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain. Basis for Opinion _________________________________________________________ We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts section of our report. We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts pursuant to the legislation regulating the audit of accounts in Spain. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

2 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Key Audit Matters ________________________________________________________ Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Assessment of the impairment testing on goodwill of the Diagnostic cash-generating unit (CGU) See notes 4 (g) and 6 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit Goodwill amounts to Euros 6,802,127 thousand at 31 December 2023, of which Euros 2,679,357 thousand is from the Diagnostic cash-generating unit (CGU). The Group calculates the recoverable amount of goodwill on a yearly basis, or more frequently, if there are indications of impairment. We identify the assessment of the impairment testing on goodwill of the Diagnostic CGU as a key audit matter, as it required significant value judgements by the Directors to determine the recoverable amount in accordance with fair value less costs to sell, calculated using the discounted cash flow model. This model includes assumptions regarding future cash flows, the growth rate in perpetuity and discount rate, as well as the increase in sales for the Nucleic Acid Testing (NAT), Blood Typing Solutions (BTS) and Clinical Diagnostics (CDx) lines of business. Minor changes in these assumptions could give rise to a significant effect on the Group’s calculation of the recoverable amount of goodwill. The main procedures we performed to address this key audit matter were as follows: - We evaluated the design and implementation and examined the operating effectiveness of certain internal controls relating to the process of assessing the impairment of goodwill, including controls related to the determination of the fair value less costs to sell of the Diagnostic CGU, as well as the determination of the assumptions for projected sales of the NAT, BTS and CDx lines of business, the growth rate in perpetuity and the discount rate. - We involved our valuation specialists for the following procedures: - Evaluation of the growth rate in perpetuity corresponding to the Diagnostic CGU, comparing the consistency of the estimate with market data in the public domain relating to comparable entities. - Evaluation of the discount rate, comparing it with a range of discount rates calculated independently using market data in the public domain relating to comparable entities. - Analysis of the reasonableness of the discounted cash flows valuation methodology used to calculate the recoverable amount.

3 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Assessment of the impairment testing on goodwill of the Diagnostic cash-generating unit (CGU) See notes 4 (g) and 6 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit - Evaluation of the reasonableness of sales projections from the NAT, BTS and CDx lines of business, examining the public data available on past experience of the performance of similar technologies and sector reports. - We queried the recoverable amount calculated using a sensitivity analysis regarding the assumptions on the projection for sales of the NAT, BTS and CDx lines of business, the growth rate in perpetuity and the discount rate, comparing the results with the recognised amount. - We evaluated the Group’s capacity to calculate the cash flow projections, comparing historical projections with actual results and the business plans approved by the Group’s governing bodies. - We assessed whether the disclosures in the consolidated annual accounts meet the requirements of the financial reporting framework applicable to the Group.

4 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Agreement for the sale of a 20% stake in Shanghai RAAS See notes 4 (t) and 12 to the consolidated annual accounts Key audit matter How the matter was addressed in our audit On 29 December 2023, the Group reached an agreement with Haier Group Corporation ("Haier") for the sale of a 20% stake in the associate Shanghai RAAS (SRAAS) for Renminbi 12,500 million (approximately Euros 1,600 million), which includes certain future commitments with the buyer, as detailed in note 12 to the accompanying consolidated annual accounts. The closing of the transaction is subject to certain normal conditions such as the relevant regulatory approvals and a buyer due diligence which, at the date the consolidated annual accounts were authorised for issue, has been successfully concluded, as described in note 34 on subsequent events. The Group has classified as non-current assets held for sale at 31 December 2023 the portion of the interest held in SRAAS corresponding to this agreement in an amount of Euros 1,433,867 thousand, as there is a firm commitment to sell this stake and it is considered highly probable that the sale will be completed within the next 12 months. Due to the relevance of the amount of the transaction, as well as the judgements and estimates made by the Directors for its classification as non-current assets held for sale and the assessment of the impacts of the transaction, we have considered this a key audit matter. The main procedures we performed to address this key audit matter were as follows: - Obtaining and gaining an understanding of the sale agreement signed with Haier on 29 December 2023. - Assessing the judgements and estimates made by the Directors for the classification of the 20% stake in SRAAS as non-current assets held for sale. - Evaluating, based on confirmation received by the Group's legal advisors, the understanding of the regulatory approvals required to complete the sale transaction and the likelihood of it taking place in the next 12 months. - Checking that the agreed price of the shares, less costs to sell, is higher than the carrying amount of the stake at 31 December 2023. Evaluating whether the disclosures in the consolidated annual accounts regarding the agreement reached and its main terms and conditions meet the requirements of the financial reporting framework applicable to the Group.

5 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Emphasis of Matter _______________________________________________________ We draw attention to note 34 to the accompanying annual accounts, which indicates that as a result of the information published by Gotham City Research LLC in relation to the accounting and financial information of Grifols, S.A. and subsidiaries, the Spanish Securities and Exchange Commission (CNMV), in the exercise of its supervisory powers, has issued various requests for information from the Group, to which the Parent has responded. At the date of issue of our auditor’s report, the CNMV has still not reached a conclusion on the information sent. Our opinion is not modified in respect of this matter. Other Information: Consolidated Directors’ Report __________________________ Other information solely comprises the 2023 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts. Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors’ report is defined in the legislation regulating the audit of accounts, as follows:Determine, solely, whether the consolidated non-financial information statement and certain information included in the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration, as specified in the Spanish Audit Law, have been provided in the manner stipulated in the applicable legislation, and if not, to report on this matter. a) Determine, solely, whether the consolidated non-financial information statement and certain information included in the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration, as specified in the Spanish Audit Law, have been provided in the manner stipulated in the applicable legislation, and if not, to report on this matter. b) Assess and report on the consistency of the rest of the information included in the consolidated directors’ report with the consolidated annual accounts, based on knowledge of the Group obtained during the audit of the aforementioned consolidated annual accounts. Also, assess and report on whether the content and presentation of this part of the consolidated directors’ report are in accordance with applicable legislation. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report them. Based on the work carried out, as described above, we have observed that the information mentioned in section a) above has been provided in the manner stipulated in the applicable legislation, that the rest of the information contained in the consolidated directors’ report is consistent with that disclosed in the consolidated annual accounts for 2023, and that the content and presentation of the report are in accordance with applicable legislation.

6 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts _________________________________________________________________ The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts. Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts. As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors.

7 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) – Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements, including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated to the audit committee of the Parent, we determine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS European Single Electronic Format ________________________________________ We have examined the digital files of Grifols, S.A. and its subsidiaries for 2023 in European Single Electronic Format (ESEF), which comprise the XHTML file that includes the consolidated annual accounts for the aforementioned year and the XBRL files tagged by the Company, which will form part of the annual financial report. The Directors of Grifols, S.A. are responsible for the presentation of the 2023 annual financial report in accordance with the format and mark-up requirements stipulated in Commission Delegated Regulation (EU) 2019/815 of 17 December 2018 (hereinafter the “ESEF Regulation”). In this regard, they have incorporated the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration by means of a reference thereto in the consolidated directors’ report.

8 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Our responsibility consists of examining the digital files prepared by the Directors of the Parent, in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we plan and perform our audit procedures to determine whether the content of the consolidated annual accounts included in the aforementioned digital files fully corresponds to the consolidated annual accounts we have audited, and whether the consolidated annual accounts and the aforementioned files have been formatted and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. In our opinion, the digital files examined fully correspond to the audited consolidated annual accounts, and these are presented and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. Additional Report to the Audit Committee of the Parent ____________________ The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 7 March 2024. Contract Period __________________________________________________________ We were appointed as auditor of the Group by the shareholders at the ordinary general meeting on 16 June 2023 for a period of one year, for the year ended 31 December 2023. Previously, we had been appointed for a period of one year, by consensus of the shareholders at their general meeting of 10 June 2022, and have been auditing the annual accounts since the year ended 31 July 1990. (Signed on original in Spanish) Josep Salvador Martínez On the Spanish Official Register of Auditors (“ROAC”) with No. 20165 7 March 2024 KPMG Auditores, S.L. On the Spanish Official Register of Auditors (“ROAC”) with No. S0702

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2023 and 2022 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) ▪ Consolidated financial statements ▪ Consolidated Balance Sheets ▪ Consolidated Statements of Profit and Loss ▪ Consolidated Statements of Comprehensive Income ▪ Consolidated Statements of Cash Flows ▪ Statements of Changes in Consolidated Equity ▪ Notes (1) Nature, Principal Activities and Subsidiaries (2) Basis of Presentation (3) Business Combinations and Sales (4) Significant Accounting Policies (5) Segment Reporting (6) Goodwill (7) Other Intangible Assets (8) Leases (9) Property, Plant and Equipment (10) Equity-Accounted Investees and Joint Business (11) Financial Assets (12) Non-current assets held for sale (13) Inventories (14) Contract assets (15) Trade and Other Receivables (16) Cash and Cash Equivalents (17) Equity (18) Earnings per Share (19) Non-Controlling Interests (20) Provisions (21) Financial Liabilities (22) Trade and Other Payables (23) Other Current Liabilities (24) Net Revenues (25) Personnel Expenses (26) Expenses by Nature (27) Finance Result (28) Taxation (29) Other Commitments with Third Parties and Other Contingent Liabilities (30) Financial Instruments (31) Balances and Transactions with Related Parties (32) Environmental Information (33) Other Information (34) Subsequent events

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2023 and 2022 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) ▪ Appendices ▪ Appendix I Information on Group Companies, Associates and Others ▪ Appendix II Operating Segments ▪ Appendix III Changes in Other Intangible Assets ▪ Appendix IV Movement in Rights of Use ▪ Appendix V Movement in Property, Plant and Equipment

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets Reference 31/12/23 31/12/22 Goodwill Note 6 6,802,127 7,011,909 Other intangible assets Note 7 2,832,196 2,949,147 Rights of use Note 8 945,240 897,552 Property, plant and equipment Note 9 3,247,123 3,270,937 Investment in equity-accounted investees Note 10 534,970 1,955,177 Non-current financial assets Non-current financial assets measured at fair value 12,182 38,570 Non-current financial assets at amortized cost 164,494 582,175 Total non-current financial assets Note 11 176,676 620,745 Other non-current assets Note 10 145,522 -- Deferred tax assets Note 28 305,295 174,923 Total non-current assets 14,989,149 16,880,390 Non-current assets held for sale Note 12 1,433,867 4,969 Inventories Note 13 3,459,277 3,201,357 Current contract assets Note 14 47,751 35,154 Trade and other receivables Trade receivables 645,113 608,688 Other receivables 74,933 73,181 Current income tax assets 47,213 56,782 Trade and other receivables Note 15 767,259 738,651 Other current financial assets Note 11 Current financial assets measured at fair value 23,644 12,629 Current financial assets at amortized cost 116,588 31,034 Total current financial assets Note 11 140,232 43,663 Other current assets 73,942 81,814 Cash and cash equivalents Note 16 529,577 547,979 Total current assets 6,451,905 4,653,587 Total assets 21,441,054 21,533,977 The accompanying notes form an integral part of the consolidated annual accounts. Consolidated Balance Sheet at 31 December 2023 and 2022 GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities Reference 31/12/23 31/12/22 Share capital 119,604 119,604 Share premium 910,728 910,728 Reserves 4,482,798 4,326,436 Treasury stock (152,748) (162,220) Profit for the year attributable to the Parent 59,315 208,279 Total equity 5,419,697 5,402,827 Cash Flow hedges 998 (438) Other comprehensive Income (9,117) (8,084) Other comprehensive income from non-current assets held for sale 1,520 -- Translation differences 414,068 735,633 Other comprehensive expenses 407,469 727,111 Equity attributable to the Parent Note 17 5,827,166 6,129,938 Non-controlling interests Note 19 2,145,319 2,327,606 Total equity 7,972,485 8,457,544 Liabilities Grants 13,807 15,123 Provisions Note 20 116,925 110,063 Non-current financial liabilities Note 21 10,033,604 9,960,562 Other non-current liabilities -- 15 Deferred tax liabilities Note 28 988,629 1,034,823 Total non-current liabilities 11,152,965 11,120,586 Provisions Note 20 47,806 56,339 Current financial liabilities Note 21 1,023,614 795,686 Trade and other payables Suppliers 813,114 731,918 Other payables 133,181 114,730 Current income tax liabilities 14,523 15,687 Total trade and other payables Note 22 960,818 862,335 Other current liabilities Note 23 283,366 241,487 Total current liabilities 2,315,604 1,955,847 Total liabilities 13,468,569 13,076,433 Total equity and liabilities 21,441,054 21,533,977 The accompanying notes form an integral part of the consolidated annual accounts. at 31 December 2023 and 2022 (Expressed in thousands of Euros) GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/23 31/12/22 31/12/21 Continuing Operations Net revenue Note 5 and 24 6,591,977 6,063,967 4,933,118 Cost of sales (4,097,406) (3,832,437) (2,970,522) Gross Margin 2,494,571 2,231,530 1,962,596 Research and development (395,282) (361,140) (354,881) Selling, general and administration expenses (1,366,673) (1,190,423) (1,061,508) Operating Expenses (1,761,955) (1,551,563) (1,416,389) Other Income 3,042 22,235 16,302 Profit of equity accounted investees with similar activity to that of the Group Note 10 63,740 103,478 32,555 Operating Result 799,398 805,680 595,064 Finance income 62,326 33,859 11,551 Finance costs (596,864) (478,323) (267,702) Sale of assets at amortized cost Note 15 (24,993) (18,201) (10,292) Change in fair value of financial instruments 1,459 11,999 246 Exchange differences (16,386) 7,725 (11,602) Finance result Note 27 (574,458) (442,941) (277,799) Profit/(loss) of equity accounted investees Note 10 (922) (1,482) 33,188 Profit before income tax from continuing operations 224,018 361,257 350,453 Income tax expense Note 28 (43,349) (90,111) (85,126) Profit after income tax from continuing operations 180,669 271,146 265,327 Consolidated profit for the year 180,669 271,146 265,327 Profit attributable to the Parent 59,315 208,279 188,726 Profit attributable to non-controlling interest Note 19 121,354 62,867 76,601 Basic earnings per share (Euros) Note 18 0.00 0.00 0.00 Diluted earnings per share (Euros) Note 18 0.00 0.00 0.00 The accompanying notes form an integral part of the consolidated annual accounts. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Profit and Loss (Expressed in thousands of Euros) at 31 December 2023, 2022 and 2021

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/23 31/12/22 31/12/21 Consolidated profit for the year 180,669 271,146 265,327 Items that will not be reclassified to profit or loss Items for reclassification to profit or loss (427,633) 469,551 811,683 Note 10 62,191 30,771 (95,939) Other comprehensive income from non-current assets held for sale 1,520 -- -- Cash flow hedges - effective portion of changes in fair value (20,807) 40,052 4,173 Cash flow hedges - amounts taken to profit or loss 22,722 (44,809) -- Tax effect (479) 1,189 (1,043) (1,033) (7,215) 286 Other comprehensive income for the year, after tax (363,519) 489,539 719,160 Total comprehensive income for the year (182,850) 760,685 984,487 Total comprehensive income attributable to the Parent (260,327) 600,038 797,762 77,477 160,647 186,725 The accompanying notes form an integral part of the consolidated annual accounts. Total comprehensive income attributable to non-controlling interests Equity accounted investees / Translation differences Other GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended 31 December 2023, 2022 and 2021 (Expressed in thousands of Euros) Translation differences

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
at 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	31/12/23	31/12/22	31/12/21
Cash flows from operating activities				
Profit before tax		**224,018**	**361,257**	**350,453**
Adjustments for:		**1,023,275**	**780,436**	**574,493**
Amortization and depreciation	Note 26	441,918	407,864	359,767
Other adjustments:		581,357	372,572	214,726
(Profit) / losses on equity accounted investments	Note 10	(62,818)	(101,996)	(65,744)
Impairment of assets and net provision charges		100,943	69,982	64,091
(Profit) / losses on disposal of fixed assets	Notes 7, 8 and 9	7,182	(1,731)	1,196
Government grants taken to income		(10,260)	(16,440)	(5,608)
Finance cost / (income)		555,795	445,027	246,189
Other adjustments		(9,485)	(22,270)	(25,398)
Change in operating assets and liabilities		**(369,608)**	**(609,219)**	**(140,908)**
Change in inventories		(427,095)	(600,245)	(157,474)
Change in trade and other receivables		(53,140)	(80,170)	(16,806)
Change in current financial assets and other current assets		7,358	(9,010)	(7,075)
Change in current trade and other payables		103,269	80,206	40,447
Other cash flows used in operating activities		**(669,402)**	**(543,341)**	**(187,063)**
Interest paid	Note 21d	(528,942)	(350,387)	(155,120)
Interest received		13,747	4,054	407
Income tax paid		(158,854)	(196,436)	(30,595)
Other paid		4,647	(572)	(1,755)
Net cash from/used in operating activities		**208,283**	**(10,867)**	**596,975**
Cash flows from investing activities				
Payments for investments		**(418,202)**	**(2,073,480)**	**(876,678)**
Group companies, associates and business units	Notes 3 and 10	(29,474)	(1,533,264)	(519,128)
Property, plant and equipment and intangible assets		(295,420)	(375,560)	(315,088)
Property, plant and equipment	Note 7	(209,538)	(266,491)	(247,373)
Intangible assets	Note 9	(85,882)	(109,069)	(67,715)
Other financial assets		(93,308)	(164,656)	(42,462)
Proceeds from the sale of investments		**20,566**	**94,657**	**22,529**
Group companies, associates and business units	Notes 3 and 10	0	91,373	20,399
Property, plant and equipment		5,430	3,284	639
Other financial assets		15,136	0	1,491
Net cash used in investing activities		**(397,636)**	**(1,978,823)**	**(854,149)**
Cash flows from financing activities				
Proceeds from and payments for equity instruments		0	(3,459)	(125,703)
Payments for treasury stock		0	(3,459)	(125,703)
Proceeds from and payments for financial liability instruments		180,579	(177,372)	2,746,380
Issue		1,637,798	1,134,168	3,324,399
Redemption and repayment		(1,351,367)	(1,207,253)	(495,327)
Lease payments	Note 8 and 21d	(105,852)	(104,287)	(82,692)
Dividends and interest on other equity instruments		0	10,125	(247,498)
Dividends paid		0	(592)	(258,946)
Dividends received	Note 10	0	10,717	11,448
Other cash flows used in financing activities		5,466	(2,787)	(75,500)
Financing costs included in the amortized cost of the debt		0	0	(78,165)
Other amounts from / (used in) financing activities		5,466	(2,787)	2,665
Net cash from/(used in) financing activities		**186,045**	**(173,493)**	**2,297,679**
Effect of exchange rate fluctuations on cash		**(15,094)**	**35,551**	**55,459**
Net increase / (decrease) in cash and cash equivalents		**(18,402)**	**(2,127,632)**	**2,095,964**
Cash and cash equivalents at beginning of the year		**547,979**	**2,675,611**	**579,647**
Cash and cash equivalents at year end	Note 16	**529,577**	**547,979**	**2,675,611**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent						Accumulated other comprehensive income						
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2020		119,604	910,728	3,776,932	618,546	—	(43,734)	(272,529)	(1,155)	—	—	—	1,611,663	6,720,055
Translation differences		—	—	—	—	—	—	605,620	—	—	—	605,620	110,124	715,744
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	3,130	3,130	—	3,130
Other comprehensive income		—	—	—	—	—	—	—	286	—	—	286	—	286
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	605,620	286	—	3,130	609,036	110,124	719,160
Profit/(loss) for the year		—	—	—	188,726	—	—	—	—	—	—	188,726	76,601	265,327
Total comprehensive income / (expense) for the year		—	—	—	188,726	—	—	605,620	286	—	3,130	797,762	186,725	984,487
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	(120,455)	—	—	—	—	(120,455)	—	(120,455)
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	(1,611)	—	—	—	—	—	—	—	(1,611)	1,522	(89)
Other changes		—	—	(8,036)	—	—	—	—	—	—	—	(8,036)	82	(7,954)
Distribution of 2020 profit:														
Reserves		—	—	618,546	(618,546)	—	—	—	—	—	—	—	—	—
Dividends		—	—	(252,443)	—	—	—	—	—	—	—	(252,443)	(6,503)	(258,946)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	356,456	(618,546)	—	(120,455)	—	—	—	—	(382,545)	(4,899)	(387,444)
Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	—	3,130	5,523,609	1,793,489	7,317,098
Translation differences		—	—	—	—	—	—	402,542	—	—	—	402,542	97,780	500,322
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	(3,568)	(3,568)	—	(3,568)
Other comprehensive income		—	—	—	—	—	—	—	(7,215)	—	—	(7,215)	—	(7,215)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	402,542	(7,215)	—	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		—	—	—	208,279	—	—	—	—	—	—	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		—	—	—	208,279	—	—	402,542	(7,215)	—	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	1,969	—	—	—	—	1,969	—	1,969
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	—	—	—	—	—	—	—	—	—	373,468	373,468
Other changes		—	—	4,322	—	—	—	—	—	—	—	4,322	2	4,324
Distribution of 2021 profit:														
Reserves		—	—	188,726	(188,726)	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	193,048	(188,726)	—	1,969	—	—	—	—	6,291	373,470	379,761
Balance at 31 December 2022		119,604	910,728	4,326,436	208,279	—	(162,220)	735,633	(8,084)	—	(438)	6,129,938	2,327,606	8,457,544
Translation differences		—	—	—	—	—	—	(321,565)	—	—	—	(321,565)	(43,877)	(365,442)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	1,436	1,436	—	1,436
Other comprehensive income		—	—	—	—	—	—	—	(1,033)	—	—	(1,033)	—	(1,033)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	1,520	—	1,520	—	1,520
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(321,565)	(1,033)	1,520	1,436	(319,642)	(43,877)	(363,519)
Profit/(loss) for the year		—	—	—	59,315	—	—	—	—	—	—	59,315	121,354	180,669
Total comprehensive income / (expense) for the year		—	—	—	59,315	—	—	(321,565)	(1,033)	1,520	1,436	(260,327)	77,477	(182,850)
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	9,472	—	—	—	—	9,472	—	9,472
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	(1,525)	—	—	—	—	—	—	—	(1,525)	325	(1,200)
Other changes	Note 10	—	—	(50,392)	—	—	—	—	—	—	—	(50,392)	(260,089)	(310,481)
Distribution of 2022 profit:														
Reserves		—	—	208,279	(208,279)	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	156,362	(208,279)	—	9,472	—	—	—	—	(42,445)	(259,764)	(302,209)
Balance at 31 December 2023		119,604	910,728	4,482,798	59,315	—	(152,748)	414,068	(9,117)	1,520	998	5,827,166	2,145,319	7,972,485

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1 (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Jesús i Maria, 6, 08022, Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2023 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2023, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. At their meeting held on 7 March 2024 the Board of Directors of Grifols, S.A. authorized for issue the 2023 consolidated annual accounts. The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. These consolidated annual accounts for 2023 show comparative figures for 2022 and voluntarily show figures for 2021 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2023, 2022 and 2021 and the consolidated balance sheet for 2023 and 2022, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2023 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. • Determination of the fair value of assets, liabilities and contingent liabilities in relation to business combinations. The fair value methods used by the Group are detailed in note 3. During fiscal year 2023, there were no significant business combinations. • Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 6. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. • Evaluation of the capitalization of development costs (see note 4(d)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28). • Determination of chargebacks made to certain customers in the United States (see note 4 (p)). • The assumptions used for the calculation of the fair value of financial instruments (see notes 3, 29 and 31). Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date (see note 10 and 19). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3 (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2023, 2022 and 2021, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. Although the Group holds 49% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated. On the other hand, the Group holds the 75% of the share capital of Biotek America LLC (“ITK JV”), a company created as a result of a collaboration with Immunotek GH, LLC (Immunotek) with the aim of building and managing 28 plasma donor centers (see note 10). This collaboration has been integrated in these consolidated annual accounts as a joint agreement. The entities Haema AG, BPC Plasma, Inc. and Haema Plasma Kft., of which Grifols does not hold shares, but there exists control over them (see notes 3(d) and 19), have been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated. Changes in associates and jointly controlled entities are detailed in note 10. Changes in subsidiaries In 2023: • Grifols Escrow Issuer, S.A. and Gripdan Invest, S.L. With effect as of 1 January 2023, Grifols Escrow Issuer, S.A., Gripdan Invest, S.L and Grifols, S.A. entered into a merger agreement, with Grifols, S.A. being the surviving company. 'This operation has had no impact on the Consolidated Annual Accounts. • Access Biologicals LLC. and Chiquito Acquisition Corp. With effect as of 1 April 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. (formerly Interstate Blood Bank, Inc. (IBBI)) entered into a merger agreement, with Grifols Bio Supplies, Inc. being the surviving company. ‘This operation has had no impact on the Consolidated Annual Accounts. • Goetech LLC On 30 June 2023, the company Geotech LLC (D/B/A Medkeeper) has been dissolved. This operation has had no impact on these condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4 • Kiro Grifols, S.L. On 27 July 2023, Grifols reached an agreement to acquire the remaining 10% of shares of Kiro Grifols, S.L. for a total amount of Euros 1,161 thousand. .. • AlbaJuna Therapeutics, S.L. On 9 October 2023, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire the remaining 51% of shares of AlbaJuna Therapeutics, S.L. for a total amount of 1 Euro (see note 3 (b)). • Biotest (U.K.), Ltd. On 1 st June 2023, Grifols U.K., Ltd. reached an agreement with Biotest AG to acquire the total shares of Biotest (U.K. Ltd.) for a total amount of Euros 20,079 thousand. With effect 1st November 2023, Biotest (U.K., Ltd.) has transferred its net assets to Grifols U.K., resulting in an amalgamation. The following companies were formed during 2023 and became part of the Grifols Group consolidated: • Biomat Holdings, LLC • Canada, Inc. (subsequently changed its name to Grifols Plasma Canada - Ontario Inc.) In 2022: • Albimmune, S.L. On 13 January 2022, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire 51% of the shares of Albimmune, S.L. for a total amount of Euros 3,000. • VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand. As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the statement of profit and loss. • Biomat USA, Inc. Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc. • Biotest AG and Grifols Biotest Holdings GmbH On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 5 • Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million (see note 3 and 10). • Grifols México, S.A. de C.V. Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V. In 2021: • Grifols Pyrenees Research Center, SL Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which was created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. The contribution made by the Group amounted to Euros 2 thousand. The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió. • Gigagen, Inc. On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million. With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and started to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount "Profit/Loss of equity accounted investees” in the statement of profit and loss (see note 3). • Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3). • Grifols Escrow Issuer, S.A. On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand. • Araclon Biotech, SL On October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6 • Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. (see note 3 (b)). The following companies were incorporated during 2021 and were included in the consolidated Grifols Group. • Grifols Middle East&Africa, LLC • Grifols Bio North America, LLC • Biomat Holdco, LLC • Biomat Newco, Corp (c) Amendments to IFRS in 2023, 2022 and 2021 In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group. Effective in 2023 The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2023 and, therefore, have been taken into account in the preparation of these consolidated annual accounts: Normas EU effective date IASB effective date IAS 12 Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021) 1 January 2023 1 January 2023 IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020) 1 January 2023 1 January 2023 IAS 8 Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 1 Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 12 Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (issued 23 May 2023) 1 January 2023 1 January 2023 IFRS 17 Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021) 1 January 2023 1 January 2023 Mandatory application for annual periods The application of these standards and interpretations has had no significant impact on these consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7 Standards issued but not effective in 2023 At the date these consolidated annual accounts were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below: Standards EU effective date IASB effective date IAS 1 Amendments to IAS 1 Presentation of Financial Statements: - Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); - Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and - Non-current Liabilities with Covenants (issued on 31 October 2022) 1 January 2024 1 January 2024 IFRS 16 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022) 1 January 2024 1 January 2024 IAS 7 Amendments to IAS 7 Cash flow statement and IFRS 16 Financial instruments: information to disclose: Financial agreements with suppliers (issued on 25 May 2023). pending 1 January 2024 IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023) pending 1 January 2025 Mandatory application for annual periods beginning on or after: The Group has not applied any of these standards or interpretations in advance of their effective date. The application of these standards and interpretations would not have significant impact on these consolidated financial statements. Effective in 2022 Standards EU effective date IASB effective date Various Amendments issued 14 May 2020 to: - IFRS 3 Business Combinations: references to the Conceptual Framework; - IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; - IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and - Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41. 1 January 2022 1 January 2022 Mandatory application for annual periods beginning on or after:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective in 2021

Standards		Mandatory application for annual periods beginning on or after: EU effective date	IASB effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020)	1 January 2021	1 January 2021
Various	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)	1 January 2021	1 January 2021
IFRS 16	Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021)	1 April 2021	1 April 2021

(3) Business Combinations and Divestments

2023

a) Saskatoon plasma center

On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation. The purchase price was Canadian Dollars 11,558thousand (Euros 8,018 thousand).

Aggregate details of the cost of the business combination, provisional the fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Thousands of Canadian Dollars
Cost of the business combination			
Consideration paid		8,018	11,558
Total consideration paid		8,018	11,558
Fair value of net assets acquired		160	231
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	7,858	11,327

The amounts determined at the acquisition date of the assets acquired are as follows:

	Fair Value	
	Thousands of Euros	Thousands of Canadian Dollars
Property, plant and equipment	96	138
Inventories	64	93
Total Assets	160	231
Total net assets acquired	160	231

8

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 9 The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible. b) Albajuna Therapeutics, S.L. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter "Albajuna”) for a total amount of 1 euro. In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 0 Total consideration paid - Fair value of net assets acquired (1,794) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 1,794 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Non-current financial assets 165 Deferred tax assets 239 Trade and other receivables 185 Cash and cash equivalents 86 Total assets 675 Non-current financial liabilities (2,300) Current financial liabilities (164) Trade and other payables (5) Total Liabilities and contingent liabilities (2,469) Total net assets acquired (1,794)

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10 As future economic benefits cannot be estimated at the acquisition date, the total amount allocated to goodwill has been totally impaired at the moment of its posting (See note 6). 2022 c) Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand). Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 7,757 11,127 Total consideration paid 7,757 11,127 Fair value of net assets acquired 4,933 7,075 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 2,824 4,052 At transaction date, total consideration paid was allocated to goodwill, and the amount was restated based on the fair value of the net assets acquired during the following year. Consequently, the amount reflected in note 6 is the movement between both effects, while the amount in the previous table shows the final balance. The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Canadian Dollars Other Intangible Assets 551 791 Rights of Use 238 341 Property, plant and equipment 36 51 Inventories 71 102 Trade and other reeceivables 4,603 6,602 Other current assets 9 13 Cash and cash equivalents 32 46 Total Assets 5,540 7,946 Non-current financial liabilities (32) (46) Current financial liabilities (264) (379) Trade and other payables (311) (446) Total Liabilities (607) (871) Total net assets acquired 4,933 7,075 Fair Value

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 11 The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) acquisition had an impact of Euros 3,933 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022. d) Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on: • A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022. • Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. There is no sales exclusivity. • There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote. The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore consolidated in Grifols' consolidated financial statements from 2022. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Hungarian Forint Call option price 16,948 6,228,796 Total call option price 16,948 6,228,796 Fair value of net assets acquired 2,209 812,371 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 14,739 5,416,425 Grifols did not give any monetary consideration for this purchase option.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Hungarian Forint Other Intangible assets 37 13,620 Rights of Use 3,421 1,257,286 Property, plant and equipment 1,301 478,222 Other non-current assets 302 110,810 Deferred tax assets 13 4,742 Inventories 2,784 1,022,926 Trade and other receivables 357 131,821 Other current assets 252 92,769 Cash and cash equivalents 3,343 1,228,356 Total Assets 11,810 4,340,552 Provisions (169) (61,946) Non-current financial liabilities (2,517) (925,074) Current financial liabilities (4,281) (1,573,216) Trade and other payables (2,100) (771,861) Other current liabilities (534) (196,084) Total Liabilities and contingent liabilities (9,601) (3,528,181) Total net assets acquired 2,209 812,371 Fair Value The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licences and workforce. The entire goodwill is not considered tax deductible. As of 31 December 2023, the option is in the money since the exercise price is approximately equal to the price of Haema Plasma, Kft shares. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Taking into account the uncertainties underlying the valuation of the option as it involves non-observable variables, and the value of the option not being significant, said value has not been recognized as of 31 December 2023 and 2022. e) VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand (Euros 6,901 thousand). As a result of this divestment, the Group recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date. f) Biotest AG On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 13 • Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares). • At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of 370,335 thousand of euros for 1,435,657 ordinary shares at 43.00 euros per share and 8,340,577 preference shares at 37.00 euros per share. The investment in Biotest will significantly strengthen Grifols' capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centers, Biotest now has 28 plasma donation centers in Europe. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 1,460,853 Total consideration paid 1,460,853 Fair value of net assets acquired 1,157,229 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 303,624 The resulting goodwill was allocated to the Biopharma segment.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 14 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousand of Euros Other Intangible Assets 1,172,582 Rights of Use 25,256 Property, plant and equipment 545,667 Other non-current assets 13,969 Deferred Tax Assets 9,109 Inventories 259,316 Contract Assets 35,319 Trade and other receivables 88,249 Other current assets 25,644 Cash and cash equivalents 94,662 Total assets 2,269,773 Non-controlling interests (356,386) Non-current provisions (120,298) Non-current financial liabilities (182,761) Other non-current liabilities (9) Deferred tax liabilities (347,192) Current Provisions (18,239) Current financial liabilities (35,052) Trade and other payables (40,489) Other current liabilities (12,118) Total Liabilities and contingent liabilities (1,112,544) Total net assets acquired 1,157,229 As part of the purchase price allocation, the company determined that identifiable intangible assets are the research and development projects in progress, the current product portfolio as well as certain distribution agreements. The fair value of intangible assets was estimated using an income approach and the projected cash flows were discounted using rates between 8.6% and 11%. The cash flows were based on estimates used to establish the transaction price and the discount rates applied were compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) were estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects were adjusted for the probability of success according to the clinical phase of the project at the date of the transaction. The current product portfolio comprises regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value was determined using the Multiple-Period Excess Earnings Method. Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15 If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand. Biotest Group’s acquisition had an impact of Euros 15,605 thousand loss in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs. g) Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtained control over Access Biologicals LLC and was therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount was Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount was recognised under " Profit/(loss) of equity accounted investees " in the statement of profit and loss of profit or loss (see note 10). Access Biologicals' core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of US Dollars Cost of the business combination First share purchase 48,218 51,010 Second share purchase (present value) 134,742 142,544 Total consideration paid 182,960 193,554 Gain on the previously held investment 72,984 77,209 Accumulated gain for equity method before acquisition date 8,256 8,735 Step-up of the previously held investment 81,240 85,944 Fair value of net assets acquired (83,366) (88,193) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 180,834 191,305

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 16 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Other Intangible Assets 82,080 86,832 Property, plant and equipment 2,589 2,739 Other non-current assets 75 79 Inventories 16,836 17,811 Trade and other receivables 7,522 7,958 Other current assets 1,529 1,618 Cash and cash equivalents 2,987 3,160 Total Assets 113,618 120,197 Trade and other payables (7,249) (7,669) Deferred tax liabilities (22,981) (24,312) Other non-current liabilities (22) (23) Total Liabilities and contingent liabilities (30,252) (32,004) Total net assets acquired 83,366 88,193 Fair Value The resulting provisional goodwill was allocated to the Bio-Supplies segment. As part of the purchase price allocation, the Company determined that identifiable intangible assets are customer relationships. Customer relationships were valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% was considered and a decline rate resulting in an average useful life of 14 years. The cash flows were based on estimates used to establish the transaction price and the discount rate applied was compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to its recognition were the acquired workforce as well as the expected benefits from the combination of the Group's activities. If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 4,402 thousand and the group result by Euros 1,819 thousand. Access Biologicals, Inc acquisition had an impact of Euros 9,479 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs. h) Goetech, LLC In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 17 As a consequence of this divestment, the Group recognized an income of Euros 23,106 thousand in the profit and loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date. 2021 i) Gigagen, Inc. On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million. GigaGen is a U.S. biotechnology company specializing in the discovery and early development of recombinant biotherapeutic drugs. GigaGen's research focuses on the discovery of new biological treatments based on antibodies derived from millions of donor-derived immune system cells. With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it was considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under "Profit/(loss) of equity accounted investees " in the statement of profit and loss. From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand was paid in cash and Euros 36,591 thousand were payable. This amount was presented under "Current financial liabilities" in the balance sheet and it was paid in March 2022. The Group recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated statement of profit and loss. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Thousands of Euros Thousands of US Dollars Consideration paid First share purchase 38,201 46,203 Second share purchase (present value) 35,227 42,608 Total consideration paid 73,428 88,811 Fair value of the previous investment in the company 50,792 61,434 Fair value of net assets acquired 18,760 22,691 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 105,460 127,554

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: º Fair value Thousands of Euros Thousands of US Dollars Development costs in progress 24,027 29,061 Property, plant and equipment 1,168 1,413 Non-current financial assets 151 183 Trade and other receivables 56 68 Other current assets 2,368 2,864 Cash and cash equivalents 12,389 14,985 Total assets 40,159 48,574 Non-current liabilities (17,792) (21,520) Current liabilities (3,607) (4,363) Total liabilities and contingent liabilities (21,399) (25,883) Total net assets identified 18,760 22,691 The fair value of the R&D projects in progress was estimated based on market approach of comparable transactions. The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early-stage products. The acquired business generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand. If the acquisition had occurred as of 1 January 2021, the Group's net revenues and results would not have changed significantly. Gigagen acquisition had an impact of Euros 4,350 thousand loss in the Group result from the acquisition date until the end of fiscal year 2021. j) BPL Plasma, Inc. On 28 February 2021, Biomat USA, Inc. the Group's American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million. The transaction received the necessary regulatory approvals and was financed with its own resources, without issuing debt. Grifols will obtain approximately one million liters of plasma per year from these centers. The Group recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 19 Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below: Thousands of Euros Thousands of US Dollars Consideration paid First payment made 9,921 12,000 Cash paid at the transaction closing date 308,016 372,548 Total consideration paid 317,937 384,548 Fair value of net assets acquired 15,039 18,190 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 302,898 366,358 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Property, plant and equipment 14,406 17,424 Non-current financial assets 85 103 Inventories 557 674 Total assets 15,048 18,201 Current liabilities (9) (11) Total liabilities and contingent liabilities (9) (11) Total net assets identified 15,039 18,190 Fair value The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. The entire goodwill is considered tax deductible. k) Acquisition of plasma centers from Kedplasma, LLC. On 31 March 2021, Biomat USA, Inc., the Group's American subsidiary, acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for US Dollars 55.2 million. All the centers acquired are licensed by the U.S. Food and Drug Administration (FDA) and the European authorities. Grifols will have immediate access to the plasma obtained at these centers, which obtain approximately 240,000 liters of plasma per year. The transaction received the necessary regulatory approvals and was financed with equity without issuing debt. The Group recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 20 Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below: Thousands of Euros Thousands of US Dollars Consideration paid Cash paid 45,638 55,200 Total consideration paid 45,638 55,200 Fair value of net assets acquired 2,692 3,256 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 42,946 51,944 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Property, plant and equipment 2,448 2,961 Inventories 244 295 Total assets 2,692 3,256 Total net assets identified 2,692 3,256 Fair value The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. The entire goodwill is considered tax deductible. l) Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., acquired all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 2). (4) Significant Accounting Policies (a) Consolidation Dependents Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 21 The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated in consolidation. The accounting policies of the subsidiaries have been adapted to the Group's accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company. Appendix I includes information on the subsidiaries included in the Group's consolidation. Business combinations The acquisition method is used to account for the acquisition of subsidiaries in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business. The acquisition cost of a subsidiary is determined at the acquisition date and comprises (i) the fair values of assets delivered, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the subsidiary. Any disbursement that is not part of the exchange for the acquired business is excluded. Acquisition-related costs are expensed as incurred. The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion. The excess of the consideration transferred the amount of any non-controlling interest in the acquired subsidiary and the acquisition-date fair value of any previous interest in the acquired subsidiary over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase. When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange. Contingent consideration is classified as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value with changes in fair value recognized in profit or loss. When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition. If the business combination is carried out in stages, the acquisition-date carrying amount of the previously held equity interest of the acquiree is remeasured at its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 22 Non-controlling interests Non-controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive income allocated to the non-controlling interest is allocated in proportion to its percentage of ownership. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively. The increase and reduction of non-controlling interests in a subsidiary while maintaining control is recognized as an equity transaction in reserves. Associated Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control. Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions. Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence is exercised until the date on which the Company can no longer justify the existence of significant influence. The excess between the cost of the investment and the Group's share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor's share in the results of the associate for the year in which it was acquired. The accounting policies of the associated companies have been subject to time and valuation homogenization in the same terms as those referred to in the subsidiaries. The Group's share in the profits or losses of associates obtained from the date of acquisition is recorded as an increase or decrease in the value of the investments with a credit or debit to "Profit of equity accounted investees with similar activity to that of the Group" when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group's share in the other comprehensive income of associates obtained since the acquisition date is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. To determine the Group's share of profits or losses, including impairment losses recognized by associates, income or expenses arising from the acquisition method are considered. When the Group's share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity. The Group's share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year-end, without considering the possible exercise or conversion of potential voting rights. However, the Group's share is determined considering the possible exercise of potential voting rights and other derivative financial instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates. After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default,

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 23 financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group's share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group's share in the results of associates. Appendix I includes information on subsidiaries and associates included in the Group's consolidation. Joint agreements Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other operators. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Joint transactions are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in note 10. Joint ventures are those when the participants in the agreement have a right to the net assets. This type of arrangement is included in the consolidated financial statements using the equity method, as described in note 10. (b) Transactions and balances in foreign currencies Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity. The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as "Effect of exchange rate changes on cash". The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria: m) Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date; n) Revenues and expenses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction; o) Translation differences resulting from the application of the above criteria are recognized in other comprehensive income. (c) Goodwill After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 24 that are expected to benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (Note 6). (d) Intangible assets Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses. Any costs incurred during the research phase of projects are recognized as an expense when incurred. Costs related to development activities for internally generated intangible assets are capitalized to the extent that: • The Group has technical studies that justify the viability of the production process; • There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use; • The asset will generate sufficient economic benefits; • The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to the various projects. In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets. The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straight-line basis according to the following criteria: Amortisation method Rates Development expenses Straight line 10% Concessions, patents, licenses, trademarks and similar Straight line 4% - 20% Computer software Straight line 33% Currently marketed products Straight line 3% - 10% Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year. The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate. (e) Property, plant and equipment Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25 Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset. Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost. Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets, less their residual value. Depreciation of property, plant and equipment is determined by applying the following criteria: Depreciation method Rates Buildings Straight line 1% - 3% Other property, technical equipment and machinery Straight line 4%-10% Other property, plant and equipment Straight line 7% - 33% The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate. (f) Leases Lessee The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term. The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered. In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use): • A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or implicit interest rate as the discount rate when expressly indicated in the contract and, • A right-of-use asset representing the right to use the underlying leased asset during the term of the lease. Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense. The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk-free rate as reference rate and (v) financial spread.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 Rights-of-use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollars 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term. Lessor When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease. (g) Impairment of non-financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts. The recoverable amount is the higher of an asset's fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset. For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash-generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period. Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero. Impairment losses related to goodwill are not reversible. (h) Financial instruments Financial assets Ranking The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group's stated

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27 objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained. Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes: a. Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i. Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii. Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount. b. Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost. c. Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise. Initial measurement Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year. Subsequent measurement Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method. Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss. Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 28 Disposals of financial assets Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non-related third party without the necessity of enforcing additional restrictions to the sale. Impairment The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument. The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions. Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available. Financial liabilities Financial liabilities assumed or incurred by the Group are classified in the following measurement categories: a. Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method. b. Financial liabilities at fair value through profit or loss. Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section. The Group derecognizes financial liabilities when the obligations that generated them are extinguished. Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously. Equity instruments The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 29 loss, but are reclassified to reserves when the instruments are derecognized. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established. (i) Derivative financial instruments and hedging activities Financial derivatives are recognized at fair value at the date of the contract and at each year-end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset. For accounting purposes, they are classified as follows: (i) Derivatives qualifying for cash flow hedge accounting Hedging effectiveness Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. In derivatives such as the euro/Dollar cross-currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross-currency swap with fixed euro payment, fixed U.S. Dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation. Recognition At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under "Cash flow hedge reserve". In the case of cross-currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading "Change in fair value of financial instruments". Amounts accumulated in the hedging reserve included in shareholders' equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified. The fair value of derivatives designated as hedges is detailed in note 30. Movements in the hedging reserve included in shareholders' equity are shown in note 17 (c). (ii) Derivatives that do not qualify for hedge accounting When derivatives do not meet the criteria for hedge accounting, they are classified as "held for trading". Changes in fair value are recognized immediately in the consolidated statement of profit and loss. (j) Own equity instruments The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under "Reserves" in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30 (k) Inventories Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost. The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma stocks includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred. Any previously recognized inventory impairment adjustment is reversed against income under "Cost of sales" when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the write-down is limited to the lower of cost and the new net realizable value of inventories. (l) Cash and cash equivalents Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (m) Government grants Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and that the grant will be collected. Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated. Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss. Financial liabilities that incorporate implicit aid in the form of the application of below-market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant. (n) Employee benefits (i) Defined contribution plans The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under "Personnel expenses" in the consolidated statement of profit and loss in the year to which the contribution relates. (ii) Defined benefit plans The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31 maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under "Other comprehensive income". Past service costs are recognized in the consolidated statement of profit and loss under "Personnel expenses". (iii) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits. (iv) Short-term employee benefits The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (v) Share-based payments The Group has granted different remuneration plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan. The equity instruments granted become vested when the employees complete a certain period of service and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the consolidated income statement and a corresponding increase in equity if the transaction is equity-settled or a corresponding liability if the transaction is cash-settled, at an amount based on the value of the equity instruments. In transactions with employees that are equity-settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity-settled. If an employee resigns from his or her position before the end of the vesting period, he or she will only receive the agreed share-based incentive. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period. For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the consolidated income statement. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period. (o) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 32 significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined. (p) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Contingent consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties. (i) Sales of goods Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. An asset is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following: • The Group has a present right to payment for the asset. • The customer has the legal right to the asset • The Group has transferred the physical possession of the asset • Customer has the significant risks and rewards of asset ownership • The customer has accepted the asset The nature of the assets that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others. In determining the transaction price, it is assumed that the goods and/or services are transferred in accordance with the terms of the contract. The consideration committed to a customer may include fixed amounts, variable amounts, or both. The price should be estimated taking into account the effect of variable consideration (as applicable) for returns, chargebacks/volume discounts or other incentives, provided that the same is highly probable. The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material. As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in sales and accounts receivable in the same month in which the sales are invoiced based on a combination of the customer's actual purchase data and historical experience when the customer's actual purchase data is later known. In the United States, the Group enters into agreements with certain customers to establish contractual prices for products, which these entities purchase from the authorized wholesaler or distributor (collectively, "wholesalers") of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 33 which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group's estimate of the wholesaler's inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the estimation for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material. The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision. (ii) Provision of services Revenue from the rendering of services is recognized over time provided that the following criteria are met (i) the client simultaneously receives and consumes the benefits provided by Grifols' activity as it is carried out, (ii) Grifols produces or improves an asset that the client controls as the asset is produced and (iii) Grifols produces a specific asset for the client, to which cannot give an alternative use, and has an enforceable right of collection of the activity carried out so far. If the performance obligation is fulfilled over time, income is recognized as it is satisfied considering the percentage of completion. If the performance obligation does not meet the above conditions, the following indicators are evaluated to determine that control of the asset has been transferred to the client: (i) through physical possession of the asset where Grifols has the right to demand payment for it and (ii) the client has accepted the asset, the significant risks and rewards inherent in ownership of the asset and has legal title. If the performance obligation is met on a specific date, the corresponding revenue is recognized on that date. (q) Income tax The income tax expense or tax credit for the year comprises both current tax and deferred tax. Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused tax credits or tax rates. Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax liabilities and assets are recognized: • Recognition of deferred tax liabilities: The Group recognizes deferred tax liabilities in all cases except those which: o arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 34 o correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future. • Recognition of deferred tax assets: The Group recognizes deferred tax assets whenever: o it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not recognized. o they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences. Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively. (r) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group's chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available. (s) Environment The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities. Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the environment, including the reduction or elimination of future pollution from the Group's operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent with those mentioned in note 4(e).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 35 (t) Non-current assets held for sale The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable, management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. These assets are measured at the lower of their carrying value and fair value less costs for its alienation. Once classified as held for sale they are no longer depreciated or amortized. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification. In case of having some delays caused by events or circumstances outside Grifols control and there is sufficient evidence of this commitment to sell, the Group will present those assets as “Non-current assets held for sale”. The non-current assets held for sale are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale” for the liabilities, if exist. Additionally, the Group considers as discontinued operations the components (cash-generating units) which represent a separate major line of business or geographic area, that is significant and can be considered separately from the rest, which are sold or disposed in an alternative way or meet the requirements to be presented as held for sale. Likewise, it is considered as discontinued operations those entities acquired exclusively with the finality to be resold. The result after taxes of these discontinued operations are presented in a unique line in the consolidated statement of profit and loss, as “Result from discontinued operations after tax”. (5) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts. Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: • Balance sheet: equity, cash and cash equivalents and loans and borrowings. • Statement of profit and loss: finance result and income tax. (a) Operating segments The operating segments defined by the Steering Committee are as follows: • Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use. • Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies. • Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Others: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products.

Details of sales by groups of products for 2023, 2022 and 2021 are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021 (*)**
Biopharma			
Haemoderivatives	5,558,301	5,005,382	3,814,983
Diagnostic			
Transfusional medicine	648,479	640,604	712,238
Other diagnostic	21,790	21,740	23,625
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461
Total	6,591,977	6,063,967	4,933,118

* As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 was adjusted accordingly.

At 31 December 2023, 98.0% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.6% in 2022 and 97.4% in 2021).

As of 31 December 2023, 82.8% of revenue from the sale of goods and services was generated from sales to end customer (85.1% in 2022 and 81.3% in 2021), with the rest being sales to distributors.

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

36

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Main customers

In 2023, the revenue from a customer in the Biopharma segment represented approximately 10.37% of the Group's gross revenue. In 2022 and 2021, there was no customer that represented more than 10% of the Group's gross revenue.

(6) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2023 are as follows:

			Thousands of Euros					
	Segment	**Reference**	**Balance at 31/12/2022**	Business Combination	Impairment	Transfers	Translation differences	**Balance at 31/12/2023**
Net value								
Grifols UK, Ltd. (UK)	Biopharma		7,747	--	--	--	160	7,907
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	--	6,118
Biomat USA, Inc. (USA)	Biopharma		899,948	--	--	--	(31,274)	868,674
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,859	--	--	--	(13)	9,846
Grifols Therapeutics, Inc. (USA)	Biopharma		2,083,432	--	--	--	(72,402)	2,011,030
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,722,785	--	--	--	(93,790)	2,628,995
Kiro Grifols, S.L. (Spain)	Others		24,376	--	--	--	--	24,376
Haema, AG. (Germany)	Biopharma		190,014	--	--	--	--	190,014
BPC Plasma, Inc. (USA)	Biopharma		160,964	--	--	--	(5,594)	155,370
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Others		82,481	--	--	--	(2,866)	79,615
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		154,775	--	--	--	(1,934)	152,841
GigaGen, Inc (USA)	Others		119,590	--	--	--	(4,156)	115,434
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	13,529	--	--	--	620	14,149
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	2,802	7,858	--	--	(157)	10,503
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	303,624	--	--	--	--	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	179,362	--	--	(174,427)	(4,935)	--
Grifols Bio Supplies Inc (USA)	Bio Supplies		--	--	--	174,427	(1,299)	173,128
AlbaJuna Therapeutics, S.L (Spain)	Others	Note 3	--	1,794	(1,794)	--	--	--
			7,011,909	9,652	(1,794)	0	(217,640)	6,802,127
				(See note 3)				

37

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2022 were as follows:

			Thousands of Euros					
	Segment	Reference	Balance at 31/12/2021	Business Combination	Disposals	Transfers	Translation differences	Balance at 31/12/2022
Net value								
Grifols UK.Ltd. (UK)	Biopharma		8,185	--	--	--	(438)	7,747
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	--	6,118
Biomat USA, Inc.(USA)	Biopharma		676,321	--	--	175,920	47,707	899,948
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,752	--	--	--	107	9,859
Grifols Therapeutics, Inc. (USA)	Biopharma		1,962,024	--	--	--	121,408	2,083,432
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,565,493	--	--	--	157,292	2,722,785
Kiro Grifols S.L. (Spain)	Others		24,376	--	--	--	--	24,376
Goetech LLC (USA)	Others	Note 3	59,590	--	(63,798)	--	4,208	--
Haema AG (Germany)	Biopharma		190,014	--	--	--	--	190,014
BPC Plasma, Inc. (USA)	Biopharma		151,584	--	--	--	9,380	160,964
Interstate Blood Bank, Inc. (USA)	Biopharma		171,184	--	--	(175,920)	4,736	--
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Others		77,675	--	--	--	4,806	82,481
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		155,755	--	--	--	(980)	154,775
GigaGen, Inc (USA)	Others		112,621	--	--	--	6,969	119,590
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	7,706	(4,894)	--	--	(10)	2,802
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	--	14,739	--	--	(1,210)	13,529
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	--	303,624	--	--	--	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	--	180,834	--	--	(1,472)	179,362
			6,228,901	494,303	(63,798)	--	352,503	7,011,909
				(See note 3)				

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

38

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 39 The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in IFRS 8 Operating Segments. The segment information included in the Hospital CGU in previous years is currently grouped into an Others segment. In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business was identified (see note 3). The CGUs established by Grifols management are: • Biopharma • Diagnostic • Bio Supplies • Kiro Grifols • GigaGen • Alkahest Alkahest's goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets. The recoverable amount of the Biopharma CGU and Bio Supplies CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk. The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk. Due to the reorganization to boost the business units, a long- term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. Consequently, management has estimated future cash flows for the period 2024-2034. The recoverable amount of the Kiro Grifols CGU has been calculated based on its fair value less costs to sell calculated as the present value of the five-year cash flows discounted at a discount rate considering the related inherent risk. For the calculation of the recoverable amount, management has considered: • Gross margin based on historical performance and actual situation • Development prospects in the international market • Current investments • Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports. The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch and their reduction as of the sixth year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The key assumptions used in calculating impairment testing of the CGUs for 2023 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.3%
Diagnostic	2.0%	10.1%
Bio Supplies	2.0%	11.4%
Kiro Grifols	1.6%	12.0%
GigaGen	N/A	19.8%

Additionally, the following key assumptions have been used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Nucleic Acid Test (NAT), Blood Typing Solution (BTS) and those of the Clinical Diagnostic have been considered as key assumptions.

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

The key assumptions used in calculating impairment testing of the CGUs for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	1.9%	10.9%
Diagnostic	1.9%	9.7%
Bio Supplies	1.9%	10.9%
Kiro Grifols	1.5%	11.6%
GigaGen	N/A	19.6%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Blood Typing Solution (BTS) and those of the Clinical Diagnostic were considered as key assumptions.

Additionally, the following key assumptions were used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

40

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In 2023, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU, the following sensitivity scenarios to variations in sales of the NAT, BTS and CDx business lines have also been considered:

- NAT sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 9% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 17% on average each year.
- CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2030 onwards represent on average approximately 66% of the initially estimated sales.
- Aggregate sensitivity scenario to NAT, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

In addition, the following reasonably possible change has been considered for the GigaGen CGU impairment testing:

	Sink rate
GigaGen	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma, Bio Supplies, Kiro Grifols and GigaGen CGU's would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

	% Asset Value
Aggregate sensitivity scenario to NAT, BTS and CDx sales	-4%

Detail of the assets by segment value is shown in Annex II.

In 2022, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 100 bps

Additionally, for the impairment test of the Diagnostic CGU, two scenarios of sensitivity to variations in the sales of the Blood Typing Solutions (BTS) business line and the Clinical Diagnostics (CDx) business line were also considered. In the first case, sales projections were estimated to be approximately 10% lower than initially projected,

41

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 42 on average, each year. In the second case, a projection was estimated so that Clinical Diagnostics sales from 2029 onwards represent on average 80% of the initially estimated sales. In addition, the following reasonably possible change was considered for the GigaGen CGU impairment testing: GigaGen Sink rate +/- 100 bps At 31 December 2023 Grifols’ stock market capitalization totals Euros 9,344 million (Euros 6,636 million at 31 December 2022). (7) Other Intangible Assets Details of other intangible assets and movement during the years ended 31 December 2023 and 2022 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts. Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process. Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products. The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio. The intangible assets acquired from Access Biologicals mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals and classified as acquired customer relationships.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris,Progenika, Biotest and Access at 31 December 2023 was as follows:

	Thousands of Euros			
	Balance at 31/12/2022	Additions	Translation differences	**Balance at 31/12/2023**
Cost of currently marketed products - Gamunex	1,125,070	--	(39,097)	1,085,973
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Cost of currently marketed products - Biotest	195,694	--	--	195,694
Cost of customer relationships - Access	86,618	--	(2,829)	83,789
Accumulated amortisation of currently marketed products - Gamunex	(434,403)	(37,078)	15,975	(455,506)
Accumulated amortisation of currently marketed products - Progenika	(23,391)	(401)	--	(23,792)
Accumulated amortisation of currently marketed products - Biotest	(3,134)	(8,028)	--	(11,162)
Accumulated amortisation of customer relationships - Access	(3,166)	(5,977)	256	(8,887)
Carrying amount of currently marketed products and customer relationships	967,080	(51,484)	(25,695)	889,901

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris, Progenika, Biotest and Acces at 31 December 2022 was as follows:

	Thousands of Euros				
	Balance at 31/12/2021	Business Combination	Additions	Translation differences	**Balance at 31/12/2022**
Cost of currently marketed products - Gamunex	1,059,509	--	--	65,561	1,125,070
Cost of currently marketed products - Progenika	23,792	--	--	--	23,792
Cost of currently marketed products - Biotest	--	200,902	--	(5,208)	195,694
Cost of customer relationships - Access	--	86,618	--	--	86,618
Accumulated amortisation of currently marketed products - Gamunex	(373,772)	--	(37,833)	(22,798)	(434,403)
Accumulated amortisation of currently marketed products - Progenika	(21,012)	--	(2,379)	--	(23,391)
Accumulated amortisation of currently marketed products - Biotest	--	--	(3,134)	--	(3,134)
Accumulated amortisation of customer relationships - Access	--	--	(3,386)	220	(3,166)
Carrying amount of currently marketed products and customer relationships	688,517	287,520	(46,732)	37,775	967,080

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

43

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 44 At 31 December 2023 the residual useful life of currently marketed products is 17 years and 5 months (18 years and 5 months at 31 December 2022). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life. The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear. The estimated useful life of the customer relationships acquired from Access Biologicals is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear. (a) Self – constructed intangible assets At 31 December 2023 the Group has recognized Euros 50,043 thousand as self – constructed intangible assets (Euros 37,214 thousand at 31 December 2022) in the consolidated profit and loss account. (b) Purchase commitments At 31 December 2023 the Group has no intangible asset purchase commitments (Euros 69 thousand at 31 December 2022). (c) Other intangibles in progress At 31 December 2023 the Group has an amount of Euros 1,366,893 thousand as development costs in progress (Euros 1,330,213 thousand at 31 December 2022). This amount includes an amount of Euros 284,341 thousand as of 31 December 2023 (Euros 294,578 thousand as of 31 December 2022) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 861,950 thousand as of 31 December 2023 (Euros 846,447 thousand as of 31 December 2022) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). (d) Results on disposal of intangible assets The total losses on disposals and sale of intangible assets amounts to Euros 283 thousand in 2023 (losses of Euros 1,082 thousand in 2022). (e) Impairment testing Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 45 (8) Leases Details of leases in the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Right-of-use assets 31/12/2023 31/12/2022 Land and buildings 933,304 885,050 Machinery 3,718 3,017 Computer equipment 764 1,026 Vehicles 7,454 8,459 945,240 897,552 Lease liabilities Reference 31/12/2023 31/12/2022 Non-current Note 21 1,004,227 914,588 Current Note 21 107,101 102,356 1,111,328 1,016,944 Thousands of Euros Thousands of Euros The composition of lease liabilities as of 31 December 2023 and 2023 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: 31/12/2023 31/12/2022 Maturity: Within one year 107,101 102,356 In the second year 126,133 97,823 In the third to fifth years 326,253 270,876 After the fifth year 1,003,425 996,655 1,562,911 1,467,710 Discounting effect 451,583 450,766 Total lease liabilities 1,111,328 1,016,944 Thousands of Euros Details by maturity of lease liabilities are shown under “Liquidity risk” in note 30. At 31 December 2023, the Group has recognized an amount of Euros 98,477 thousand related to additions of right-of- use assets (Euros 141,973 thousand at 31 December 2022). Movement at 31 December 2023 and 2022 is included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 46 At 31 December 2023 and 2022, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are: Right-of-use depreciation 31/12/2023 31/12/2022 Buildings 71,157 72,214 Machinery 1,507 1,983 Computer equipment 860 1,432 Vehicles 5,019 4,869 78,543 80,498 Thousands of Euros Reference 31/12/2023 31/12/2022 Finance lease expenses Note 27 44,587 45,198 44,587 45,198 Thousands of Euros 31/12/2023 31/12/2022 Expenses related to short-term contracts 1,117 1,739 Expenses related to low-value contracts 14,345 13,435 Other operating lease expenses 27,577 23,820 43,039 38,994 Thousands of Euros At 31 December 2023, the Group has paid a total of Euros 105,852 thousand related to lease contracts (Euros 104,287 thousand at 31 December 2022). The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2023 and 2023 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts. Property, plant and development under construction at 31 December 2023 and 2022 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2023, the Group has capitalized interests for a total amount of Euros 36,892 thousand (Euros 25,184 thousand in 2022) (see note 27). a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2023 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. b) Losses on disposal of property, plant and equipment Total losses incurred on disposals of property, plant and equipment for 2023 amount to Euros 5,813 thousand (losses of Euros 6,817 thousand in 2022).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 47 c) Self – constructed property, plant and equipment At 31 December 2023 the Group has recognized Euros 82,615 thousand as self -constructed property, plant and equipment (Euros 87,656 thousand at 31 December 2022) in the consolidated profit and loss account. d) Purchase commitments At 31 December 2023 the Group has property, plant and equipment purchase commitments amounting to Euros 36,487 thousand (Euros 41,680 thousand at 31 December 2022). e) Fixed assets under construction The fixed assets under construction as of 31 December 2023 amount to Euros 910,670 thousand(Euros 878,415 thousand in the 2022 financial year) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (see note 29). f) Impairment testing During 2023, the Group disposed of property, plant and equipment as part of the reorganization of the USA donor center network. In this regard, the impairment corresponding to these assets which belong to the Biopharma segment have been written off for a total amount of Euros 5.3 million in the consolidated profit and loss for 2023. As a result of the reorganization of the USA donor center network, an impairment for some property, plant and equipment allocated to the relocated donor centers was recognized for a total amount of Euros 5.7 million as an expense in the consolidated statement of profit and loss for 2022. Tangible assets have been assigned to the corresponding cash-generating unit (CGU) and their impairment has been analyzed jointly with the impairment of goodwill (see note 6). g) Transfers At 31 December 2022, transfers included the reclassification of Euros 5,159 thousand to "non-current assets held for sale" related to agreement that the Group reached for the sale of the installations owned by Grifols Brasil, Lda which became effective during 2023.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 48 (10) Equity-Accounted Investees and Joint Business Details of this caption in the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Thousands of Euros Thousands of Euros % ownership 31/12/2023 % ownership 31/12/2022 Shanghai RAAS Blood Products Co., Ltd. 6.58% 474,601 26.20% 1,910,428 Grifols Egypt Plasma Derivatives 49.00% 46,263 49.00% 36,111 BioDarou P.J.S. Co. 49.00% 11,265 49.00% 5,051 Total equity accounted investees with similar activity to that of the Group 532,129 1,951,590 Albajuna Therapeutics, S.L 100.00% -- 49.00% 622 Mecwins, S.A. 24.59% 2,841 24.59% 2,965 Total of the rest of equity accounted investees 2,841 3,587 Total equity-accounted investees 534,970 1,955,177

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 49 Movement in the investments in equity-accounted investees for the year ended 31 December 2023 is as follows: Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives BioDarou P.J.S. Co. Total Albajuna Therapeutics, S.L Mecwins, S.A. Total Total Balance at 1 January 1,910,428 36,111 5,051 1,951,590 622 2,965 3,587 1,955,177 Acquisitions -- 20,342 -- 20,342 -- -- -- 20,342 Transfers -- -- -- -- -- -- -- -- Share of profit / (losses) 61,979 (1,025) 2,786 63,740 (798) (124) (922) 62,818 Share of other comprehensive income / translation differences (57,048) (9,165) 3,846 (62,367) 176 -- 176 (62,191) Collected dividends (6,891) -- -- (6,891) -- -- -- (6,891) Uncollected dividends -- -- (418) (418) -- -- -- (418) Transfers (1,433,867) -- -- (1,433,867) -- -- -- (1,433,867) Balance at 31 December 474,601 46,263 11,265 532,129 -- 2,841 2,841 534,970 Thousands of Euros 2023 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 50 Movement in the investments in equity-accounted investees for the year ended 31 December 2022 is as follows: Access Biologicals LLC Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives BioDarou P.J.S. Co. Total Albajuna Therapeutics, S.L Mecwins, S.A. Total Total Balance at 1 January 53,264 1,909,596 31,847 -- 1,994,707 1,910 3,159 5,069 1,999,776 Acquisitions -- -- -- 4,534 4,534 -- -- -- 4,534 Transfers (129,459) -- -- -- (129,459) -- -- -- (129,459) Share of profit / (losses) 76,895 26,680 865 (962) 103,478 (1,288) (194) (1,482) 101,996 Share of other comprehensive income / translation differences 3,028 (18,859) (16,419) 1,479 (30,771) -- -- -- (30,771) Collected dividends (3,728) (6,989) -- -- (10,717) -- -- -- (10,717) Others -- -- 19,818 -- 19,818 -- -- -- 19,818 Balance at 31 December -- 1,910,428 36,111 5,051 1,951,590 622 2,965 3,587 1,955,177 Thousands of Euros 2022 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 51 Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows: Access Biologicals LLC Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives Total Albajuna Therapeutics, S.L GigaGen, Inc. Mecwins, S.A. Total Total Balance at 1 January 46,782 1,800,578 -- 1,847,360 3,378 15,677 2,605 21,660 1,869,020 Acquisitions -- -- 30,454 30,454 -- -- 860 860 31,314 Transfers -- -- -- -- -- (50,794) -- (50,794) (50,794) Share of profit / (losses) 8,298 24,835 (578) 32,555 (1,463) 34,957 (306) 33,188 65,743 Share of other comprehensive income / translation differences 3,929 89,886 1,971 95,786 (5) 160 -- 155 95,941 Collected dividends (5,745) (5,703) -- (11,448) -- -- -- -- (11,448) Balance at 31 December 53,264 1,909,596 31,847 1,994,707 1,910 -- 3,159 5,069 1,999,776 Thousands of Euros 2021 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 52 The main movements of the equity-accounted investees with similar activity to that of the Group are explained below: Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2022, equivalent to 49% of the total capital contribution made (US Dollars 45 million). Additionally, during 2023 the Group made another capital contribution of US Dollars 22 (Euros 20 million at the contribution date) million, equivalent to 49% of the total capital increase made (US Dollar 67 million). Shanghai RAAS Blood Products Co. Ltd. In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). After receiving all relevant authorizations, at 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 31 2019, SRAAS was the minority shareholder owning 45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss. On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS. Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as Change in fair value of financial instruments in the consolidated statement of profit and loss. The impact on the consolidated statement of profit and loss related to the equity method result was included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector. The transaction costs were recognized as part of the investment value and totaled Euros 34,088 thousand. On 29 December 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (Haier) for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12,500 million, which represents a price of RMB 9.405 per share. According to the fair value implicit in the transaction with Haier, there is no impairment indication in SRAAS investment as of December 31, 2023. At 31 December 2023 Shanghai RAAS Blood Products Co. Ltd. stock market capitalization totals RMB 53,164 million (RMB 42,737 million at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Agreed price in transaction with Haier	31/12/2023	Date of acquisition
SRAAS shares price	CNY 9.405	CNY 8.00	CNY 7.91

As of 31 December 2022, the recoverable value of the investment in SRAAS was determined in accordance with its value in use, calculated as the present value of future cash flows discounted at a discount rate that reflects the inherent risk thereof.

The key assumptions used to perform the impairment test of the investment in SRAAS for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	3.3%	9.2%

The reasonably possible changes considered for SRAAS were a variation in the discount rate, as well as in the estimated perpetual growth rate, according to the following detail:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	+/- 50 bps	+/- 50 bps

Due to the aforementioned Share Purchase Agreement with Haier Group Corporation, as of December 31, 2023, the amount equivalent to 20% of the ownership in SRAAS has been reclassified to the heading Non-current assets held for sale (see note 12).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3). In 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. entered into a merger agreement, with the surviving company being Grifols Bio Supplies, Inc. (see note 2).

BioDarou P.J.S. Co.

On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (see note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method.

53

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 54 The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. The main movements for the rest of the equity-accounted investees are explained below: Albajuna Therapeutics, S.L. In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of 1 euro. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and has been consolidated under the global consolidation method (see note 3). Medcom Advance, S.A. In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2022 and 2023, this investment is fully impaired. Mecwins, S.A. On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital. Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases. Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases. The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis. In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%. GigaGen Inc. On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited (“GIANT”) acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million. GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million. With the acquisition of the 100% stake, Grifols obtains control over Gigagen and, therefore, becomes a group company and is consolidated under the full consolidation method (see note 3).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:	Thousands of Euros	
	31/12/2023	31/12/2022
	SRAAS	**SRAAS**
Non-current assets	2,990,702	3,028,641
Current assets	561,804	648,415
Cash and cash equivalents	512,309	430,655
Non-current liabilities	(2,182)	(2,645)
Non-current financial liabilities	(211)	(292)
Current liabilities	(263,827)	(193,289)
Net assets	**3,798,595**	**3,911,485**

P&L:	Thousands of Euros	
	31/12/2023	31/12/2022
	SRAAS	**SRAAS**
Net revenue	778,328	700,831
Profit for the year	234,416	227,000

Joint arrangement

Biotek America LLC

In July 2021, Grifols signed a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek), an operator with recognized experience in the market, for the opening and management of 21 plasma collection centers. This agreement was subsequently amended to increase the number of centres to 28 plasma centres. The transaction was instrumentalized through the creation of a transparent company for tax purposes in the United States, Biotek America LLC ("ITK JV"), which created a series of shares for each center. Grifols holds 75% of each series of shares through the company Grifols Bio North America and ImmunoTek the remaining 25%.

During the 2023 financial year, the Group and Immunotek signed an amendment to the initial agreement. As of 31 December 2023 and 2022, this collaboration agreement has involved:

- The construction, licensing, and commissioning by ImmunoTek of a total of 21 plasma centers in the United States. This agreement was later extended to a total of 28 centres;
- The sale of each center to Grifols approximately 3 years after its opening, for an approximate amount of US Dollars 579,615 thousand (US Dollars526,753 thousand) for the 28 centers. The number of centers to be acquired and the date of acquisition of these will be: 7 centers in April 2024, 7 centers in July 2024, 8 centers in January 2025 and 6 centers in January 2026;

55

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Grifols made advances of up to US Dollars 5,000 thousand for each center to ImmunoTek (US Dollars 140,000 thousand) for the 28 centers (Euros 126,697 thousand), which will be deducted from the purchase price of the centers.

- All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2023 and 2022 amounted to Euros 233,706 thousand and Euros 66,648 thousand, respectively.

- ImmunoTek exclusively holds the management of the centers in exchange for a fee for its management that amounted to Euros 10,630 thousand (Eurps 5,836 thousand in 2022). Subsequently, as a result of a contractual amendment, management fees became fixed amounts.

- As a manager, you can carry out all the acts you deem necessary under your sole and sole responsibility, but always within the activities agreed by the parties. It can only be terminated with the unanimous consent of the parties. However, the manager does not act with a delegated power, insofar as it has exposure for management fees and the achievement of objectives to maximise the selling price of each of the series.

- In the event of liquidation of ITK JV, once the creditors of ITK JV or each of the series have been paid, the advances contributed by the unitholders must then be returned, in this case, the advances contributed by the Grifols Group and the remainder, if any, will be distributed to each of the shareholders in proportion to their participation in the share capital (Immunotek 25%; Grifols 75%).

- None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items will be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.

- Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of five plasma center lease agreements up to US$50M that ImmunoTek has not involved in the collaboration under Biotek America, LLC. In addition, Grifols S.A. acts as guarantor of the commitments acquired for the purchase of the 28 plasma centers.

As of 31 December 2023, the Group has made advance payments for the acquisition of the 28 plasma centers amounting to Euros 21,136 thousand (US Dollars 22,804 thousand). The amounts payable net of deposits and on the basis of a minimum production and existence of the centres at the time of purchase, would be the following amounts according to the estimated payment schedule:

	Thousand	
Year	US Dollar	Euros
2024	273,663	248,785
2025	81,238	73,853
2026	61,910	56,282
Total	416,811	378,920

Regardless of whether Grifols holds a 75% stake and whether the management has been transferred to Immunotek, there is joint control until Grifols acquires the centers and will be counted as a joint agreement based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols' exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it does not act with delegated power and, (iv) linkage between the two.

56

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Therefore, to the extent that there is joint control and each series is representative of a SILO and has been designed and created to sell all the plasma collected to Grifols and advances the necessary funds for the development of the series and guarantees the obligations, they should be considered joint agreements.
However, there is a disproportion between Grifols' percentage stake in the series, which amounts to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition must be attributed to Immunotek. As a result, the losses generated by the series during the period prior to the acquisition belong to the other shareholder under the tax transparency regime.

In accordance with the above, up to 2022, Grifols has recognized the participation in the series applying the participation method and, to the extent that the result attributed to Grifols is zero, such participation has been valued at a zero amount. On the other hand, it has recognized as an asset the advances granted to Immunotek for the development of the centers. The advances granted will be deducted from the purchase price agreed by the centres, so they will be cancelled with the acquisition of each of the series.

As indicated, the transaction has been accounted for as a forward contract to acquire a business and, therefore, there is a derivative financial instrument that does not meet the requirement for exclusion under IFRS 9.

Since the strike price of the call options as well as the forward contract have been established considering a price per liter of market, the value of the options is not relevant. In addition, although a forward contract implies a term obligation, that fact does not imply recognition of the contractual obligation to acquire an asset or business, to the extent that it is not controlled in accordance with IAS 32.

Notwithstanding the above, in 2023 the series has been integrated in accordance with IFRS 11 Joint Agreements, with the aim of improving transparency. The integration was carried out prospectively from 1 January 2023, recognising an adjustment in reserves amounting to Euros 39,344 thousand. This amount reflects the losses attributable to the other unitholder, as previously indicated and which will be cancelled when each series is acquired.

Below is a breakdown of the aggregate balances of the 28 centers as of 31 December 2022, excluding balances with Grifols. These balances are not included in these consolidated financial statements as the transaction is considered to be a contract to acquire the 28 centers in instalments:

	Thousands of			
	US Dollars		Euros	
	31/12/2023	31/12/2022	31/12/2023	31/12/2022
Non-current assets	120,133	123,393	108,718	115,688
Current assets	69,726	65,993	63,100	61,872
Total assets	189,859	189,385	171,818	177,560
Non-current liabilities	119,449	126,762	108,099	118,846
Current liabilities	90,791	91,529	82,164	85,814
Total liabilities	210,240	218,290	190,263	204,660
Total Equity	(20,381)	-28,905	(18,445)	-27,100

	Thousands of			
	US Dollars		Euros	
	31/12/2023	31/12/2022	31/12/2023	31/12/2022
Net revenue	255,373	72,540	231,106	68,011
Profit for the year	(2,924)	(35,529)	(2,646)	(33,310)

57

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 58 (11) Financial Assets Details of non-current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Reference 31/12/2023 31/12/2022 Other non-current investments 11,139 11,540 Non-current derivatives Note 30 1,043 27,030 Total Non-current financial assets measured at fair value 12,182 38,570 Non-current guarantee deposits 8,872 9,277 Other non-current financial assets (a) 18,996 463,201 Non-current loans to third parties (b) 136,626 109,697 Total Non-current financial assets measured at amortized cost 164,494 582,175 Thousands of Euros In Non-current guarantee deposits, there are long-term deposits with related parties that amount 934 thousand Euros at 31 December 2023 (934 thousand Euros at 31 December 2022) (see note 31). Details of current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Thousands of Euros Reference 31/12/2023 31/12/2022 Current derivatives Note 31 23,644 12,629 Total Non-current financial assets measured at fair value 23,644 12,629 Reference 31/12/2023 31/12/2022 Deposits and guarantees 325 359 Other current financial assets (a) 116,143 30,627 Current loans to third parties (b) 120 48 Total other current financial assets measured at amortized cost 116,588 31,034 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

		Thousands of Euros	
	Reference	31/12/2023	31/12/2022
Other financial assets with related parties	Note 31	101,217	318,890
Other financial assets with associated parties	Note 31	418	--
Other financial assets with third parties		33,504	174,938
Total other non-current and current financial assets		135,139	493,828

Other financial assets with related parties includes the open balance of the cash pooling that Haema AG and BPC Plasma, Inc. have with Scranton Plasma B.V. (see note 31). Those balances have been reclassified from non-current to curent based on their maturity. In 2023, the balance was significantly reduced because BPC Plasma Inc. distributed a dividend without cash outflow compensating "other non-current financial assets". The dividend corresponds to the result of the previous 4 years for a value of Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution had an impact against the group's non-controlling interests reserves (see note 19).

(b) Non-current and current loans

Details of non-current and current loans are as follows:

		Thousands of Euros	
	Reference	31/12/2023	31/12/2022
Loans to related parties	Nota 31	115,209	96,537
Loans to third parties		21,537	13,208
Total current and non-current loans		136,746	109,745

(12) Non-current assets held for sale

On 29 December 2023, Grifols reached an agreement with Haier Group Corporation ("Haier") for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500 million (approximately US Dollars 1,800 million), while retaining a 6.58% interest in SRAAS.

The closing of the transaction is subject to the relevant regulatory approvals and confirmatory due diligence by the buyer. Both parties estimate that the closing of the transaction will occur in June 2024, although it could be postponed if any regulatory approvals are pending at that date.

As part of the agreement with Haier, the parties have agreed that Grifols will retain a director on the Board of Directors of SRAAS. Grifols and SRAAS will amend the Exclusive Distribution Agreement with SRAAS to supply increased quantities of human serum Albumin in the Chinese market, to extend its current term for an initial period of 10 years (until 2034), with SRAAS having the option to extend this term for an additional 10 years. Grifols and the purchaser undertake not to transfer any of their shares in SRAAS for a period of 3 years after the closing of the transaction. Grifols commits to:

- achieve an aggregate EBITDA in Grifols Diagnostic Solutions of US Dollar 850 million for the period 2024-2028 and in the event that such EBITDA is not met, Grifols will compensate SRAAS with 45% of the remaining amount until that amount is reached (see note 29).
- distribute 50% of the distributable profit in GDS to GDS shareholders in the period 2024-2028

59

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Under the voting proxy agreement, the Group will cede the exercise of voting rights relating to the 6.58% of shares in SRAAS that it retains to Haier for a period of 10 years from the payment of the transaction price by Haier.

With this transaction, Grifols will mainatin its presence in China, will continue with its commercial agreements with SRAAS, and at the same time, will fulfill its commitment to deleverage.

At December 31, 2023, the amount equivalent to 20% of the stake in SRAAS, amounting to Euros 1,433,867 thousand, has been reclassified to "Non-current assets held for sale", given that Grifols has a firm commitment to sell this stake and that its sale is considered highly probable in accordance with IFRS 5. This reclassification has had no impact on the consolidated statement of profit or loss at 31 December 2023, because the sale price agreed less costs is higher than the carrying amount. Likewise, the sale of this interest has not been considered as discontinued operations because it does not represent a significant line of business or geographical area of operation separate from the rest. This interest is included within the "Other" segment for consolidated financial reporting purposes.

(13) Inventories

Details of inventories at 31 December 2023 and 2022 are as follows:

	Thousands of Euros	
	31/12/2023	**31/12/2022**
Goods for resale	149,060	138,909
Raw materials and supplies	1,104,795	1,064,776
Work in progress and semi-finished goods	1,210,085	1,331,644
Finished goods	995,337	666,028
	3,459,277	3,201,357

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021**
Balance at 1 January	84,740	158,724	122,613
Net charge for the year	57,041	(66,647)	28,092
Cancellations for the year	(15,985)	(12,155)	(269)
Translation differences	(2,140)	4,818	8,288
Balance at 31 December	123,656	84,740	158,724

As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory was recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

The cost of inventory amounts to Euros 4,108,027 thousand in 2023 (Euros 3,761,316 thousand in 2022 and Euros 3,017,550 thousand in 2021).

60

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 61 (14) Contract assets Contract assets from contract fractionation relate to contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated. Details of contract assets at 31 December 2023 and 2022 are as follows: 31/12/2023 31/12/2023 Contract assets (gross) 47,839 35,467 Allowances for expected credit losses (88) (313) Contract assets (net) 47,751 35,154 Thousands of Euros Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount. Movement in allowance for expected credit losses corresponding to contract assets is included in note 30. (15) Trade and Other Receivables Details at 31 December 2023 and 2022 are as follows: Reference 31/12/2023 31/12/2022 Trade receivables 449,139 478,597 Receivables from associates Note 31 227,550 162,382 Impairment losses Note 30 (i) (31,576) (32,291) Trade receivables 645,113 608,688 Other receivables Note 30 (i) 27,444 10,050 Personnel 1,123 770 Advance payments Note 30 (i) 4,150 19,033 Taxation authorities, VAT recoverable 32,587 38,719 Other public entities 9,629 4,609 Other receivables 74,933 73,181 Current income tax assets 47,213 56,782 Total trade and other receivables 767,259 738,651 Thousands of Euros At 31 December 2022, Advance payments included prepayments to Biotek America, LLC (ImmunoTek) for a total amount of 11,998 thousand Euros (see note 31).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 62 'Assignment of credit rights During 2023, 2022 and 2021 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits. These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet. Likewise, in financial years 2023, 2022, and 2021, some receivables assignment contracts were signed with a financial institution, in which the Group retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as factoring with recource and the assigned amount remains in the consolidated balance sheet at 31 December 2023 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized in Euros 16,985 thousand at 31 December 2023 (Euros 16,546 thousand at 31 December 2022). Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2023 amount to Euros 2,858,117 thousand (Euros 3,174,308 thousand in 2022 and Euros 2,975,343 thousand in 2021). At 31 December 2023 the finance cost of credit rights sold for the Group totals Euros 24,993 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2023 (Euros 18,201 thousand in 2022 and Euros 10,292 thousand in 2021) (see note 27). Details of balances with related parties are shown in note 31. The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2023, totals Euros 391,886 thousand (Euros 445,185 thousand at December, 2022). (16) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 2023 and 2022 are as follows: 31/12/2023 31/12/2022 Current deposits 6,506 5 Cash in hand and at banks 523,071 547,974 Total cash and cash equivalents 529,577 547,979 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 63 (17) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2023 and 2022, the Company’s share capital amounts to Euros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. The main characteristics of the Class B shares are as follows: • Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. • Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share. • Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. • In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. These shares are freely transferable. Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2023 and 2022. At 31 December 2023 and 2022, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 64 Movement in outstanding shares during 2023 is as follows: Movement in outstanding shares during 2022 is as follows: (b) Share premium Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts. (c) Reserves The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2023, 2022 and 2021 is reflected in the consolidated statement of changes in equity, the most significant movements being detailed below: Legal reserve Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 December 2023 and 2022 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital. Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2023 the balance of the legal reserve of other Spanish companies amounts to Euros 1,711 thousand (Euros 2,066 thousand at 31 December 2022). Other foreign Group companies have a legal reserve amounting to Euros 4,227 thousand at 31 December 2023 (Euros 4,137 thousand at 31 December 2022). Reference Class A shares Class B shares Balance at 1 January 2023 422,185,368 256,225,326 (Acquisition) / disposal of treasury stock Note 17 (d) -- 681,585 Balance at 31 December 2023 422,185,368 256,906,911 Reference Class A shares Class B shares Balance at 1 January 2022 422,185,368 256,354,580 (Acquisition) / disposal of treasury stock Note 17 (d) -- (129,254) Balance at 31 December 2022 422,185,368 256,225,326

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Unavailable reserve

At 31 December 2023, Euros 7,179 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 18,908 thousand at 31 December 2022) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30.

The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

(d) Treasury stock

The Parent held Class A and B treasury stock equivalent to 1.2% of its capital at 31 December 2023 (1.3% of its capital in Class A and B treasury stock at 31 December 2022).

Treasury stock Class A

During the years ended at 31 December 2023 and 2022, there have been no movements in Class A treasury shares, with a total of 3,944,430 shares and 89,959 thousand euros.

Treasury stock Class B

Movement in Class B treasury stock during 2023 was as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2023	5,199,784	72,261
Disposal Class B shares	(681,585)	(9,472)
Balance at 31 December 2023	4,518,199	62,789

In March, May and October 2023, the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

Movement in Class B treasury stock during 2022 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2022	5,070,530	74,230
Disposal Class B shares	(370,746)	(5,428)
Acquisition Class B shares	500,000	3,459
Balance at 31 December 2022	5,199,784	72,261

65

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 66 In March 2022, the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan. (e) Distribution of profit and dividends The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings. The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2023, and the distribution of profit approved for 2022, presented at the general meeting held on 16 June 2023, is as follows: 31/12/2023 31/12/2022 Voluntary reserve (246,734) (266,296) Lossest of the Parent (246,734) (266,296) Thousands of Euros The distribution of profit corresponding to the year ended 31 December 2023 and 2022 are presented in the statement of changes in consolidated equity. During 2023 and 2022 no dividend or interim dividend have been paid. (f) Restricted Share Unit Retention Plan The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 8,282 thousand at 31 December 2023 (Euros 7,304 thousand at 31 December 2022). The incentive plan has been granted to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non-financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving the specified objectives. (18) Earnings Per Share (a) Basic Earnings per share The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 67 Details of the calculation of basic earnings per share are as follows: The weighted average number of ordinary shares outstanding (basic) is as follows: (b) Diluted Earnings per share Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows: 31/12/2023 31/12/2022 31/12/2021 Profit for the year attributable to shareholders of the Parent (Thousands of Euros) 59,315 208,279 188,726 Weighted average number of ordinary shares outstanding 679,756,294 679,805,142 681,556,937 Basic earnings per share (Euros per share) 0.09 0.31 0.28 Thousands of Euros 31/12/2023 31/12/2022 31/12/2021 Issued shares outstanding at 1 January 679,469,076 679,598,330 685,601,126 Effect of shares issued 287,218 206,812 (4,044,189) Weighted average number of ordinary shares outstanding (basic) at 31 December 679,756,294 679,805,142 681,556,937 Number of shares 31/12/2023 31/12/2022 31/12/2021 Profit for the year attributable to shareholders of the Parent (Thousands of Euros) 59,315 208,279 188,726 Weighted average number of ordinary shares outstanding (diluted) 677,101,992 679,292,729 681,404,922 Diluted earnings per share (Euros per share) 0.09 0.31 0.28 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares		
	31/12/2023	**31/12/2022**	**31/12/2021**
Ordinary shares outstanding at 1 January	679,469,076	679,598,330	685,601,126
Shares committed under RSU plan	(2,654,302)	(512,413)	(152,015)
Effect of treasury stock	287,218	206,812	(4,044,189)
Weighted average number of ordinary shares outstanding (diluted) at 31 December	677,101,992	679,292,729	681,404,922

(19) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2023 are as follows:

	Thousands of Euros							
	Reference	**Balance at 31/12/2022**	Additions	Business combinations / Perimeter additions	Dividends	Other movements	Translation differences	**Balance at 31/12/2023**
Grifols (Thailand) Pte Ltd		4,779	642	--	(28)	--	(149)	5,244
Grifols Malaysia Sdn Bhd		3,663	850	--	--	--	(283)	4,230
Araclon Biotech, S.A.		(593)	(544)	--	--	--	--	(1,137)
Kiro Grifols, S.L.		(25)	(301)	326	--	--	--	0
Haema AG		228,684	24,936	--	--	--	--	253,620
BPC Plasma, Inc		354,502	67,892	--	(266,406)	11	(8,342)	147,657
Grifols Diagnostics Solutions Inc.		1,353,674	39,670	--	--	74	(46,095)	1,347,323
Plasmavita Healthcare		10,134	2,634	--	--	--	--	12,768
Haema Plasma Kft		11,939	7,767	--	--	--	638	20,344
G Pyrenees Research Cntr		(6)	(12)	--	--	40	--	22
Albimmune SL		(741)	(1,021)	--	--	--	--	(1,762)
Biotest AG	Note 3	361,596	(21,161)	6,283	--	(64)	10,356	357,010
		2,327,606	121,352	6,609	(266,434)	61	(43,875)	2,145,319

During the 2023 financial year, BPC Plasma, Inc. distributed a dividend without cash outflow compensating Other non-current financial assets. This dividend corresponds to the result of the previous 4 financial years, valued at Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution has had an impact against the group's non-controlling interests reserves (see note 19).

68

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 69 Details of non-controlling interests and movement at 31 December 2022 are as follows: Reference Balance at 31/12/2021 Additions Business combinations / Perimeter additions Other movements Translation differences Balance at 31/12/2022 Grifols (Thailand) Pte Ltd 4,417 282 -- (23) 103 4,779 Grifols Malaysia Sdn Bhd 3,059 593 -- -- 11 3,663 Araclon Biotech, S.A. 240 (833) -- -- -- (593) VCN Bioscience, S.L 97 -- -- (97) -- -- Kiro Grifols, S.L. 284 (312) -- 3 -- (25) Haema AG 233,542 (4,858) -- -- -- 228,684 BPC Plasma, Inc 305,276 30,086 -- -- 19,140 354,502 Grifols Diagnostics Solutions Inc. 1,234,850 46,719 -- 111 71,994 1,353,674 Plasmavita Healthcare 11,724 (1,590) -- -- -- 10,134 Haema Plasma Kft -- (4,074) 17,080 -- (1,067) 11,939 G Pyrenees Research Cntr -- (7) 1 -- -- (6) Albimmune SL -- (742) 1 -- -- (741) Biotest AG Note 3 -- (2,397) 356,386 8 7,599 361,596 1,793,489 62,867 373,468 2 97,780 2,327,606 Thousands of Euros On 25 April 2022, the Group acquired 70.18% of the shares in Biotest AG. Consequently, the information relating to Biotest, AG corresponds to the period from 1 May to 31 December 2022. At 31 December 2023 and 2022, the main items of the statement of financial positions of the most significant non-controlling interests are as follows: Non-current assets Current assets Non-current liabilities Current liabilities Equity Consolidated Adjustments Total Consolidated Equity % Non-controlling Interest Non-controlling interests Grupo Biotest 654,481 756,382 (528,649) (383,361) 498,853 698,365 1,197,218 29.8% 357,010 Grupo GDS 4,216,198 273,576 (323,673) (109,121) 4,056,980 -- 4,056,980 33.2% 1,347,323 Haema AG 61,271 127,818 (28,859) (74,680) 85,550 168,070 253,620 100% 253,620 BPC Plasma, Inc 84,037 23,043 (48,510) (19,329) 39,241 108,416 147,657 100% 147,657 5,015,987 1,180,819 (929,691) (586,491) 4,680,624 974,851 5,655,475 2,105,610 Thousands of Euros 31/12/2023 Non-current assets Current assets Non-current liabilities Current liabilities Equity Consolidated Adjustments Total Consolidated Equity % Non-controlling Interest Non-controlling interests Grupo Biotest 585,282 619,513 (701,613) (130,193) 372,990 839,607 1,212,597 29.8% 361,597 Grupo GDS 4,175,839 286,153 (292,416) (93,474) 4,076,102 -- 4,076,102 33.2% 1,353,674 Haema AG 126,051 40,308 (19,673) (72,675) 74,012 154,672 228,684 100% 228,684 BPC Plasma, Inc 345,906 30,242 (54,131) (60,638) 261,379 93,123 354,502 100% 354,502 5,233,079 976,217 (1,067,832) (356,980) 4,784,483 1,087,402 5,871,885 2,298,457 Thousands of Euros 31/12/2022

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2023				Thousands of Euros 31/12/2022			
	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	684,521	(70,962)	29.8%	(21,161)	361,239	(8,037)	29.8%	(2,397)
Grupo GDS	605,851	119,453	33.2%	39,670	619,731	140,678	33.2%	46,719
Haema AG	194,892	24,936	100%	24,936	165,481	(4,858)	100%	(4,858)
BPC Plasma, Inc	248,918	67,892	100%	67,892	293,520	30,086	100%	30,086
	1,734,182	141,319		111,337	1,439,971	157,869		69,551

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros 31/12/2023				31/12/2022			
	Haema	BPC Plasma	Biotest, AG	Grupo GDS	Haema	BPC Plasma	Biotest, AG	Grupo GDS
Net cash flows from operating activities	23,278	5,814	(3,608)	232,418	(11,479)	17,534	(39,881)	220,566
Net cash flows from investing activities	(28,367)	(8,421)	209	(204,591)	(14,515)	(69,003)	(29,358)	(222,612)
Net cash flows from financing activities	--	--	(4,829)	(27,378)	--	--	91,219	1,914
	(5,089)	(2,607)	(8,228)	449	(25,994)	(51,469)	21,980	(132)

Haema AG and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema AG and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10:

- Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by the buyer, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation);
- There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote.

- Grifols has the financial capacity to exercise the purchase option;

- Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights;

- Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how.

- Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols' needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. There is no exclusivity of sale. Both contracts have the same duration.

Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema's production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any time.

70

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 71 As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them. In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account. Based on the contractual conditions, Grifols has estimated the price of the option as (i) the price for which the shares have been sold to Scranton (US Dollars 538,000,000) plus (ii) the variation in working capital, which, given the business model of both companies, will be mainly represented by undistributed profits. Insofar as the exercise price has been established for a value similar to the fair value of BPC and Haema, the option does not have a significant value. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as of 31 December 2023 and 2022. Likewise, both the shares of Haema AG and the shares of BPC Plasma Inc. are currently pledged as collateral for the loan from Scranton Plasma BV with Bank of America. If a default occurs under the loan agreement, as long as the financing banks have not executed the corresponding pledge, Grifols may exercise the purchase option. Grifols will pay the bank in preference to Scranton Plasma BV until the amount of the debt at the time of acquisition is settled. There is no time limitation in the loan agreement for Grifols to exercise the repurchase option. GDS Group There is an indirect participation through SRAAS: - Grifols owns a 26.58% stake in SRAAS (associated company) and a 55% stake in GDS (dependent company) and; - SRAAS owns a 45% stake in GDS (company associated with SRAAS). Since IAS 28 does not address how to account for cross-participations, Grifols has opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognizes when integrating the result of GDS by its percentage of participation (45% of GDS) is excluded. Therefore, Grifols' consolidated result does not include 11.96% of GDS's result recognized in SRAAS (equivalent to 45% * 26.58%) to avoid duplications, since the GDS Group is consolidated by global integration. When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS's percentage of participation in GDS is adjusted by 11.96% and therefore, the percentage to attribute the result is 33.04% (45% - 11.96%) (33.2% as of 31 December 2022). Grifols, S.A. has control over Grifols Diagnostic Solutions, Inc (hereinafter GDS) through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghais RAAS Blood Products Co Ltd (hereinafter SRAAS). Grifols, S.A., through GSSNA, owns 60% of the Class A shares with voting rights and 50% of the Class B shares without voting rights, with both classes of shares having the same economic rights, so the economic rights amount to 55%. SRAAS owns 40% of class A shares and 50% of class B shares and economic rights of 45%. Both shareholders have the right of first refusal in the event of a sale of the stake by each of the parties. In addition, SRAAS has certain veto rights, although Grifols has control over GDS for the following reasons: • Grifols holds 60% of the voting rights and has 3 members on the Board of Directors out of a total of 5 members.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- It has been expressly endorsed by the parties in their agreements;
- In the meetings of the Board there is no reference or formal approval of the business and investment plan by SRAAS, and only very generic presentations of results are made and at no time do they mention or compare with the budget, but comparisons are made with respect to the previous comparative period;
- Grifols only requires approval for investments or divestments in relevant assets, understood as such amounts greater than 30% of GDS's assets. It should be noted that investments in GDS in their budgets are well below this threshold;
- The absence of control or joint control implies a risk to the performance of SRAAS and to mitigate this, the minimum EBITDA guarantee mentioned in note 19 was signed;
- GDS is directed, operated and managed directly by Grifols, without SRAAS having any relevant involvement;

(20) Provisions

Details of provisions at 31 December 2023 and 2022 are as follows:

	Thousands of Euros	
	31/12/2023	31/12/2022
Provisions for pensions and similar obligations (a)	100,159	94,071
Other provisions	16,766	15,992
Non-current provisions	116,925	110,063
Trade provisions	39,695	39,693
Other provisions	8,111	16,646
Current provisions	47,806	56,339

The movement in non-current and current provisions is as follows:

		Thousands of Euros		
	Reference	31/12/2023	31/12/2022	31/12/2021
Opening balance		166,402	55,529	38,446
Business combinations	Note 3	0	138,476	32
Net charges		28,696	12,588	15,664
Net cancellations		(19,571)	(9,091)	(794)
Transfers		(9,550)	(33,575)	(673)
Translation differences		(1,246)	2,475	2,854
Closing balance		164,731	166,402	55,529

72

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 73 (a) Pension plan At 31 December 2023, 2022 and 2021, the balance of provisions for pensions and similar mainly includes provisions made by the Biotest Group in relation to retirement benefit obligations and foreign personal commitments with employment. Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants. In financial year 2023, assets of Euros 10,757 thousand , were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 8,622 thousand at 31 December 2022). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly. At 31 December 2023 and 2022, the net defined benefit liability of the Group comprises the following: 31/12/2023 31/12/2022 From pension plans 95,721 88,086 From similar obligations 15,195 14,607 Net present value of defined benefit obligations 110,916 102,693 For pension plans 8,738 7,033 For similar obligations 2,019 1,589 Fair value of plan assets 10,757 8,622 From pension plans 86,983 81,054 From similar obligations 13,176 13,017 Net defined benefit liability 100,159 94,071 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 74 The costs for the defined benefit plans consist of the following components: In financial year 2023, actuarial losses of Euros (3,069) thousand are recognized in other comprehensive income (actuarial profits of Euros 34,014 thousand at 31 December 2022). Of this amount, Euros (4,200) thousand resulted from changes in actuarial assumptions (Euros 35,302 thousand of profits at 31 December 2022), which is mainly due to the decrease in the actuarial interest rate in the main plans in Germany from 3.9% to 3.4% (increase in the actuarial interest rate in the main plans in Germany from 1.1% to 3.9% in 2022). The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO): 31/12/2023 31/12/2022 Current service cost 5,204 3,563 Net interest expenses 3,536 799 Total expenses recognised in profit and loss 8,740 4,362 Actuarial losses due to experience adjustments (1,131) 1,294 Actuarial gains due to changes in financial assumptions 4,200 (35,302) Actuarial gains from changes in demographic assumptions 0 (6) Return on plan assets (excluding amounts included in net interest expense) (227) 755 Revaluation recognised directly in other comprehensive income 2,842 (33,259) Defined benefit costs 11,582 (28,897) Thousands of Euros 31/12/2023 31/12/2022 Net present value of defined benefit obligation 102,693 132,543 Current service cost 5,136 5,441 Interest expense 3,536 849 Expenses recognised in the statement of profit and loss 8,672 6,290 Actuarial losses due to experience adjustments (1,131) 1,294 Actuarial gains due to changes in financial assumptions 4,200 (35,302) Actuarial gains from changes in demographic assumptions 0 (6) Revaluation recognised directly in other comprehensive income 3,069 (34,014) Pension benefits paid (3,518) (2,126) Net present value of defined benefit obligations at 31 December 110,916 102,693 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 75 The following table shows the reconciliation of the fair value of plan assets: The following payments are expected to be made in subsequent years based on the current pension obligations of the Group: The weighted average term of the defined benefit plans is 11.6 years as of 31 December 2023 (11.7 years at 31 December 2022). Plan assets of the Group were invested in the following asset classes as of the reporting date: The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments. 31/12/2023 31/12/2022 Fair value of plan assets 8,622 6,844 Interest income 95 50 Income recognised in the consolidated statement of income 95 50 Return on plan assets (excluding amounts included in net interest expenses) (108) (416) Revaluations recognised directly in the statement of comprehensive income (108) (416) Contribution by the employer 2,208 2,135 Payments from plan assets (60) 9 Fair value of plan assets as of 31 December 10,757 8,622 Thousands of Euros 31/12/2023 31/12/2022 In the next 12 months 5,239 4,468 Between 2 and 5 years 22,369 21,629 Between 5 and 10 years 31,307 31,124 After 10 years 122,746 121,070 Total expected payments 181,661 178,291 Thousands of Euros 31/12/2023 31/12/2022 Cash and cash equivalents 102 187 Financial investment 2,750 1,000 Fund shares 7,905 7,435 Total expected payments 10,757 8,622 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 76 The calculation of the pension plans is based on the following actuarial assumptions: Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables. Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be considered. The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2023. The impact on the net present value calculation as of 31 December 2022 is as follows: Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (4,906) Rate of interest Decrease by 50 basis points 5,414 Salary trend Increase by 50 basis points 171 Salary trend Decrease by 50 basis points (166) Pension trend Increase by 100 basis points 6,227 Pension trend Decrease by 100 basis points (5,310) Life expectancy Increase by one year 2,916 31/12/2023 31/12/2022 Discount rate 3.4% 3.9% Expected return on plan assets 1.7% 1.1% Rate of increase for wages and salaries 3.4% 3.4% Rate of interest for pensions 2.0% 2.2% Employee turnover rate 3.0% 3.0% Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5,411) Rate of interest Decrease by 50 basis points 5,510 Salary trend Increase by 50 basis points 159 Salary trend Decrease by 50 basis points (154) Pension trend Increase by 100 basis points 6,737 Pension trend Decrease by 100 basis points (5,729) Life expectancy Increase by one year 3,185

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 77 An amount of Euros 12,100 thousand (Euros 12,158 thousand at 31 December 2022) was recognized as an expense for defined contribution plans and is broken down as follows: (21) Financial Liabilities This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30. Details at 31 December 2023 and 2022 are as follows: Financial liabilities Reference 31/12/2023 31/12/2022 Non-current bonds (a) 4,615,474 4,638,444 Senior secured debt (b) 3,309,032 3,419,058 Other loans (b) 445,249 336,530 Other non-current financial liabilities (c) 814,069 887,707 Non-current financial derivatives Note 30 11 4,003 Non-current lease liabilities Note 8 1,004,227 914,588 Loan transaction costs (154,458) (239,768) Total non-current financial liabilities 10,033,604 9,960,562 Current bonds (a) 145,898 150,512 Senior secured debt (b) 34,832 8,904 Other loans (b) 699,211 477,065 Other current financial liabilities (c) 115,566 113,680 Current financial derivatives Note 30 10,133 733 Current lease liabilities Note 8 107,101 102,356 Loan transaction costs (89,127) (57,564) Total current financial liabilities 1,023,614 795,686 Thousands of Euros 31/12/2023 31/12/2022 Defined contribution plans of the Company 38 134 Employer contributions to statutory pension scheme 12,062 12,024 12,100 12,158 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Senior Notes

Detail of Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros					
	Issue date	Company	Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	18/04/2017	Grifols, S.A.	1,000,000	Euros	3.20%	2025
	05/10/2021	Grifols, S.A. (*)	1,400,000	Euros	3.875%	2028
	05/10/2021	Grifols, S.A. (*)	705,000	US Dollar	4.75%	2028
Secured senior notes	15/11/2019	Grifols, S.A.	770,000	Euros	2.25%	2027
	15/11/2019	Grifols, S.A.	905,000	Euros	1.625%	2025

(*) As a consecuence of the merge between Grifols Escrow Issuer, S.A. and Grifols, S.A. in 2023 (see note 2)

The bonds issued by Grifols, S.A. in 2017 and 2019 were admitted to listing on the Irish Stock Exchange on the same issue date.

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028, accrue an annual coupon of 3.875% and 4.750%, respectively and are listed on the Irish Stock Exchange. On 1 January 2023, Grifols Escrow Issuer, S.A. was merged with Grifols, S.A. (see note 2).

The proceeds from the bonds were used to finance the Euros 1,100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares. In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

Details of movement in the Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/23	Exchange differences	Closing outstanding balance 31/12/23
Senior unsecured corporate notes 2017	1,000,000	--	1,000,000
Senior secured corporate notes 2019	1,577,465	--	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	--	1,400,000
Senior unsecured corporate notes US Dollars 2021	660,979	(22,970)	638,009
	4,638,444	(22,970)	4,615,474

78

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 79 Details of movement in the Senior Notes at 31 December 2022 are as follows: Opening outstanding balance 01/01/22 Repurchase Exchange differences Closing outstanding balance 31/12/22 Senior unsecured corporate notes 2017 1,000,000 -- -- 1,000,000 Senior secured corporate notes 2019 1,675,000 (97,535) -- 1,577,465 Senior unsecured corporate notes Euros 2021 1,400,000 -- -- 1,400,000 Senior unsecured corporate notes US Dollars 2021 622,462 -- 38,517 660,979 4,697,462 (97,535) 38,517 4,638,444 Thousands of Euros On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022. At 31 December 2023 and 2022 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows: 31/12/2023 31/12/2022 Issue date 05/05/2023 04/05/2022 Maturity date 04/05/2024 04/05/2023 Nominal amount of promissory notes (Euros) 3,000 3,000 Interest rate 4.00% 3.00% Promissory Notes subscribed 117,570 120,054 Buy-backs or redemptions (1,842) (1,938) Interest pending accrual (1,540) (1,176) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2023 and 2022 are as follows:

					Thousands of Euros			
					31/12/2023		31/12/2022	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,242,210	1,360,000	1,255,285
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	2,343,896	2,066,822	2,343,896	2,163,773
Total senior debt					3,703,896	3,309,032	3,703,896	3,419,058
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	10,625	100,000	21,250
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	31,875	85,000	42,500
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	42,500	85,000	53,125
Total EIB Loan					270,000	85,000	270,000	116,875
Revolving Credit	US Dollars	SOFR + 1.5%	15/11/2019	15/11/2025	937,559	360,249	937,559	--
Total Revolving Credit					937,559	360,249	937,559	--
Other non-current loans	Euros	1.76% - Euribor + 6.70%			--	--	235,000	219,655
Loan transaction costs					--	(104,797)	--	(163,476)
Non-current loans and borrowings					**4,911,455**	**3,649,484**	**5,146,455**	**3,592,112**

80

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros			
					31/12/2023		31/12/2022	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	13,076	(*)	3,269
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	(*)	21,756	(*)	5,635
Total senior debt					--	34,832	--	8,904
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	(*)	10,625	(*)	10,625
Total EIB Loan					--	31,875	--	31,875
Other current loans		0.10% - Euribor + 6.70%			691,514	667,336	481,163	445,190
Loan transaction costs					--	(59,735)	--	(36,559)
Current loans and borrowings					**691,514**	**674,308**	**481,163**	**449,410**

(*) See amount granted under non-current debt

81

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 27,468 thousand at 31 December 2023 (Euros 12,592 thousand at 31 December 2022).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2023, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 116,875 thousand (Euros 148,750 thousand at 31 December 2022).

"Other current loans" includes a secured loan from the group company Biotest, AG with an original term of 5 years until 2024. The total volume amounts to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. At 31 December 2023, the carrying amount of the loan amounts to Euros 223,077 thousand, which has been reclassified to short term according to its maturity date (Euros 218.628 thousand in the long term at 31 December 2022).

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

- **US Dollar Tranche B:**
  - Original principal amount of US Dollars 2,500 million.
  - Applicable margin of 200 basis points (bp) pegged to SOFR.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.
- **Tranche B in Euros:**
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) pegged to Euribor.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.

Details of Tranche B by maturity at 31 December 2023 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Principal in Thousands of US Dollars	Principal in Thousands of Euros	Currency	Principal in Thousands of Euros
Maturity					
2024	US Dollars	24,058	21,756	Euros	13,076
2025	US Dollars	24,058	21,756	Euros	13,076
2026	US Dollars	24,058	21,756	Euros	13,076
2027	US Dollars	2,235,700	2,023,310	Euros	1,216,058
Total	US Dollars	2,307,874	2,088,578	Euros	1,255,286

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

82

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 83 Revolving credit facility On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in 2025 and an applicable margin of 150 basis points (bp) pegged to SOFR. Movement in the Revolving Credit Facility is as follows: 31/12/2023 31/12/2022 Drawn opening balance 0 330,000 Drawdowns 1,501,207 591,537 Repayments (1,131,565) (916,958) Translation differences (9,393) (4,579) Drawn closing balance 360,249 0 Thousands of Euros Guarantors The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The Notes are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A. (c) Other financial liabilities Details of other financial liabilities at 31 December 2023 and 2022 are as follows: Other financial liabilities Reference 31/12/2023 31/12/2022 Non-current debt with GIC (sovereign wealth fund in Singapore) (i) 759,554 833,664 Non-current preferential loans 5,966 4,943 Other non-current financial liabilities (ii) 48,549 49,100 Total other non-current financial liabilities 814,069 887,707 Current debt with GIC (sovereign wealth fund in Singapore) (i) 81,384 86,284 Current preferential loans 1,536 1,633 Other current financial liabilities (ii) 32,646 25,763 Total other current financial liabilities 115,566 113,680 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 84 (i) Debt with GIC – Singapore sovereign wealth fund In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose. The main terms and conditions of the agreement with GIC were: • The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco; • The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022). At 31 December 2023 one share has been redeemed (none at 31 December 2022). • From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco. • In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii). • Grifols holds the right to redeem all of the Class B stock from the fifth year onwards; • In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies. At 31 December 2023, Current debt with GIC includes Euros 34,230 thousand of accrued interests plus Euros 47,154 thousand related to the share redemption right (Euros 37,432 thousand of accrued interests plus Euros 48,852 thousand related to the share redemption right at 31 December 2022). Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability. The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations. (ii) Other non-current and current financial liabilities At 31 December 2023, “other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million and a repayment obligation arising from a supply contract amounting to Euros 3.4 million, both corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 44.3 millon and Euros 5.9 million respectively at 31 December 2022). At 31 December 2023, “other current financial liabilities” include mainly distributor commission liabilities of Euros 18.4 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 15.5 million at 31 December 2022)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2023	31/12/2022
Maturity at:		
Up to one year	115,566	113,680
Two years	52,268	54,506
Three years	48,478	50,086
Four years	48,060	50,408
Five years	47,848	49,483
Over five years	617,415	683,224
	929,635	1,001,387

(d) Changes in liabilities derived from financing activities

	Reference	Thousands of Euros				
		Bonds	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Carrying amount at 1 January 2021		2,709,515	3,468,385	733,499	115,313	7,026,712
New financing		2,126,979	329,555	--	829,937	3,286,471
Refunds		(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued		100,948	130,327	35,786	2,165	269,226
Other movements		(33,920)	5,445	135,697	729	107,951
Interest paid/received		(64,031)	(91,089)	--	--	(155,120)
Business combinations	Note 3	--	--	--	(64,749)	(64,749)
Foreign exchange differences		18,523	131,084	51,434	3,047	204,088
Balance at 31 December 2021		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	--	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	--	123,792
Interest paid/received		(150,595)	(156,461)	--	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at December 31 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248
New financing		113,100	1,505,657	--	4,621	1,623,378
Refunds		(121,957)	(1,171,677)	(105,852)	(57,532)	(1,457,018)
Interest accrued		177,482	352,325	40,105	85,586	655,498
Other movements		--	--	184,186	3,221	187,407
Interest paid/received		(147,998)	(308,048)	--	(72,896)	(528,942)
Business combinations	Note 3	--	--	--	2,464	2,464
Foreign exchange differences		(29,971)	(95,983)	(24,055)	(31,808)	(181,817)
Balance at 31 December 2023		4,682,316	4,323,795	1,111,328	939,779	11,057,218

85

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 86 (22) Trade and Other Payables Details are as follows: Suppliers Details of balances with related parties are shown in note 31. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30. In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for fiscal years 2023 and 2022 information concerning the average payment period to suppliers is included. Information concerning the average payment period to suppliers of spanish companies is as follows: 31/12/2023 31/12/2022 Suppliers 813,114 731,918 VAT payable 13,240 11,133 Taxation authorities, withholdings payable 8,892 7,986 Social security payable 28,180 23,627 Other public entities 82,869 71,984 Other payables 133,181 114,730 Current income tax liabilities 14,523 15,687 960,818 862,335 Thousands of Euros 31/12/2023 31/12/2022 Average payment period to suppliers 71.6 69.03 Paid invoices ratio 72.94 70.06 Outstanding invoices ratio 62.21 62.29 31/12/2023 31/12/2022 Total invoices paid 669,308 656,465 Total outstanding invoices 95,275 100,302 Days Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Information concerning invoices paid in a period of less than the maximum period established by the Law is as follows:

	31/12/2023	31/12/2022
Monetary volume paid in euros (thousands of Euros)	272,537	250,490
Percentage of total monetary payments to suppliers	40.72%	38.16%
Number of paid invoices	22,135	23,274
Percentage of the total number of invoices paid to suppliers	26.13%	25.98%

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2023	31/12/2022
Salaries payable	237,845	199,584
Other payables	6,328	4,069
Deferred income	28,870	27,642
Advances received	10,323	10,192
Other current liabilities	283,366	241,487

At 31 December 2023, and 31 December 2022, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2023, 2022 and 2021 by segment is as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021 (*)
Biopharma	5,558,301	5,005,382	3,814,983
Diagnostic	670,269	671,292	779,108
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461
Intersegments	--	(8,948)	(43,245)
	6,591,977	6,063,967	4,933,118

* As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

87

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021 (*)**
USA and Canada	3,898,961	3,855,607	3,154,549
Spain	362,877	320,631	362,407
European Union	893,050	711,579	544,042
Rest of the world	1,437,089	1,176,150	872,120
Consolidated	6,591,977	6,063,967	4,933,118

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021 (*)**
Gross sales	8,389,387	7,720,463	6,234,277
Chargebacks	(1,525,210)	(1,402,218)	(1,101,896)
Cash discounts	(81,773)	(76,547)	(60,019)
Volume rebates	(59,000)	(66,280)	(49,043)
Medicare and Medicaid	(68,353)	(64,438)	(53,440)
Other discounts	(63,074)	(47,013)	(36,761)
Net sales	6,591,977	6,063,967	4,933,118

Movement in discounts and other reductions in gross income during 2023 is as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
Current estimate related to sales made in current and previous periods (1)	1,525,210	81,773	59,000	68,353	63,074	1,797,410
(Actual returns or credits in current period related to sales made in current period) (2)	(1,324,855)	(74,829)	(37,078)	(49,402)	(30,648)	(1,516,812)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(135,606)	(6,443)	(21,182)	(18,676)	(23,374)	(205,281)
Translation differences	(10,703)	324	(777)	(946)	(245)	(12,347)
Balance at 31 December 2023	**318,559**	**7,009**	**23,528**	**26,365**	**34,790**	**410,251**

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

88

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2022 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods (1)	1,402,218	76,547	66,280	64,438	47,013	1,656,496
(Actual returns or credits in current period related to sales made in current period) (2)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	**264,513**	**6,184**	**23,565**	**27,036**	**25,983**	**347,281**

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and previous periods (1)	1,101,896	60,019	49,043	53,440	36,761	1,301,159
(Actual returns or credits in current period related to sales made in current period) (2)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)
Translation differences	13,066	405	1,454	2,035	154	17,114
Balance at 31 December 2021	**159,846**	**5,701**	**21,246**	**25,614**	**10,585**	**222,992**

89

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021
Cost of sales	1,337,454	1,343,991	999,347
Research and development	172,970	159,766	138,629
Selling, general & administration expenses	528,784	472,413	401,390
	2,039,208	1,976,170	1,539,366

Details by nature are as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021
Wages and salaries	1,658,286	1,600,617	1,231,812
Contributions to pension plans	42,261	40,994	31,757
Other social charges	30,571	33,506	27,387
Social Security	308,090	301,053	248,410
	2,039,208	1,976,170	1,539,366

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. As of 31 December 2023, the Group recognized an expense of approximately Euros 75,348 thousand in wages, salaries, and the like.

The average headcount during 2023 and 2022, by department, was approximately as follows:

	Average headcount	
	31/12/2023	31/12/2022
Manufacturing	17,641	19,180
R&D - technical area	1,226	1,160
Administration and others	1,697	1,730
General management	242	285
Marketing	159	181
Sales and Distribution	1,414	1,376
	22,379	23,912

90

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group employees and the Company's directors at 31 December 2023, by gender, is as follows:

	31/12/2023			
	Man	Women	Undeclared	Total Number of Employees
Administrators	7	4	--	11
Manufacturing	7,650	11,272	57	18,979
Research&development - technical area	478	776	1	1,255
Administration and others	1,018	668	--	1,686
General management	125	138	--	263
Marketing	55	100	--	155
Sales and Distribution	709	685	1	1,395
	10,042	13,643	59	23,744

The breakdown of employees who are part of the Senior Management is as follows:

- In the heading "Administrators" there are 4 employees (3 men and 1 woman).
- In the heading "General Management" there are 10 employees (9 men and 1 woman).
- In the heading "Sales and Distribution" there is 1 employee (man).

The headcount of the Group employees and the Company's directors at 31 December 2022, by gender, was as follows:

	31/12/2022			
	Man	Women	Undeclared	Total Number of Employees
Administrators	8	4	--	12
Manufacturing	8,047	13,153	35	21,235
Research&development - technical area	528	741	2	1,271
Administration and others	1,103	766	1	1,870
General management	141	157	--	298
Marketing	53	114	--	167
Sales and Distribution	742	726	1	1,469
	10,622	15,661	39	26,322

The breakdown of employees who are part of the Senior Management is as follows:

- In the heading "R&D - Technical Area" there is 1 employee (woman).
- In the heading "Administrators" there are 3 employees (2 men and 1 woman).
- In the heading "General Management" there are 10 employees (8 men and 2 women).
- In the heading "Sales and Distribution" there is 1 employee (man).

91

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 92 (26) Expenses by Nature (a) Amortization and depreciation Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2023, 2022 and 2021 classified by functions are as follows: (b) Other operating income and expenses Other operating income and expenses incurred during 2023, 2022 and 2021 by function are as follows: Thousands of Euros 31/12/2023 31/12/2022 31/12/2021 Cost of sales 270,048 275,512 211,676 Research and development 64,731 44,295 55,311 Selling, general & administration expenses 107,139 88,057 92,780 441,918 407,864 359,767 Thousands of Euros 31/12/2023 31/12/2022 31/12/2021 Cost of sales 585,096 682,636 535,058 Research and development 168,358 164,229 165,884 Selling, general & administration expenses 792,728 579,067 532,056 1,546,182 1,425,932 1,232,998

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 93 Details by nature are as follows: On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2023, the Group recognized an expense of approximately Euros 79,090 thousand mainly in professional services. Thousands of Euros Reference 31/12/2023 31/12/2022 31/12/2021 Changes in trade provisions 3,567 8,743 4,844 Professional services 415,062 305,215 258,371 Commissions 44,946 40,397 28,671 Supplies and auxiliary materials 205,640 251,120 197,893 Operating leases Note 8 43,039 38,994 32,945 Freight 186,794 190,692 148,797 Repair and maintenance expenses 231,432 218,971 150,308 Advertising 78,851 90,652 71,280 Insurance 49,551 46,090 38,724 Royalties 21,766 13,646 48,446 Travel expenses 44,911 49,356 30,334 External services 90,987 83,296 74,858 R&D Expenses 98,947 94,903 106,873 Gains on disposal of assets (3,042) (22,236) -- Other 33,731 16,093 40,654 Other operating income&expenses 1,546,182 1,425,932 1,232,998

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27) Finance Result

Details are as follows:

		Thousands of Euros		
	Reference	31/12/2023	31/12/2023	31/12/2023
Finance income		62,326	33,859	11,551
Finance costs from Senior Unsecured Notes		(177,482)	(181,149)	(104,944)
Finance costs from senior debt	Note 21 (b)	(257,350)	(161,466)	(111,719)
Finance costs from other financial liabilities		(73,533)	(81,914)	--
Capitalized interest	Note 9	36,892	25,184	18,636
Finance lease expenses		(44,587)	(45,198)	(35,786)
Other finance costs	Note 8	(80,804)	(33,780)	(33,889)
Finance costs		(596,864)	(478,323)	(267,702)
Finance costs from sale of receivables	Note 15	(24,993)	(18,201)	(10,292)
Change in fair value of financial instruments		1,459	11,999	246
Exchange differences		(16,386)	7,725	(11,602)
Finance result		(574,458)	(442,941)	(277,799)

The finance costs from other financial liabilities heading for 2023 includes finance costs related to the interest on the funds received by GIC amounting 73,533 thousand (Euros 81,914 thousand at 31 December 2022) (see note 21 (c)).

During 2023 the Group has capitalized interest at a rate of between 6.03% and 6.79% based on the financing received (between 4.43% and 5.44% during 2022).

(28) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2023 and 2022, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

In 2021, the OECD released the Model Rules for Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform focuses on the geographic allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%.

94

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 15 December 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. As of 31 December 2023, Spain has approved the Draft Law transposing the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024.

On 23 May 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for periods beginning on 1 January 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances arising from the implementation of Pillar 2 legislation.

The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities resulting from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption provided in paragraph 98M of the amendments to IAS 12 to avoid providing detailed information on the amendments for transitional periods beginning on 1 January 2023.

As of 31 December 2023, the Group continues to assess the implications of Pillar 2 reforms, including quantifying the impact on current tax resulting from the approval of the regulations. The assessment of potential exposure to Pillar 2 income taxes is based on the most recent tax returns, country-by-country reports, and financial statements of the Group's constituent entities. According to the assessment, effective tax rates of Pillar 2 in most jurisdictions where the Group operates are above 15%. However, there are a limited number of jurisdictions where the safe harbor transitional exemption does not apply, and the effective tax rate of Pillar 2 is close to 15%. The Group does not anticipate significant exposure to Pillar 2 income taxes in those jurisdictions.

On 18 January 2024, the Constitutional Court declared unconstitutional various tax precepts contained in Royal Decree-Law 3/2016. The company has assessed the impact that these provisions had in 2017 and subsequent years, and considers that, as they did not have a significant impact, it will not challenge the tax assessments for these years.

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021**
Profit before income tax from continuing operations	224,018	361,257	350,453
Tax at 25%	56,005	90,313	87,613
Permanent differences	(66,322)	(30,796)	2,503
Effect of different tax rates	52,372	9,953	(8,720)
Tax credits (deductions)	(1,193)	3,667	(14,998)
Prior year income tax expense	2,132	12,685	18,908
Other income tax expenses/(income)	355	4,289	(180)
Total income tax expense	43,349	90,111	85,126
Deferred tax	(140,095)	(15,138)	17,754
Current tax	183,444	105,249	67,372
Total income tax expense	43,349	90,111	85,126

The effect of the different tax rates is basically due to a change of country mix in profits

95

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 96 (b) Deferred tax assets and liabilities Details of deferred tax assets and liabilities are as follows: 31/12/2023 31/12/2022 31/12/2021 Assets Provisions 29,663 20,511 8,387 Inventories 73,661 67,557 47,908 Tax credits (deductions) 76,603 33,921 26,425 Tax loss carryforwards 27,804 58,159 51,750 Fixed assets, amortisation and depreciation 61,479 -- -- Other 49,701 6,197 19,993 Subtotal, assets 318,911 186,345 154,463 Goodwill (2,727) (3,063) (2,106) Fixed assets, amortisation and depreciation (4,155) (16) 3,151 Intangible assets -- (1,349) (3,001) Other (6,734) (6,994) -- Subtotal, net liabilities (13,616) (11,422) (1,956) Deferred assets, net 305,295 174,923 152,507 Liabilities Goodwill (376,520) (337,948) (272,596) Intangible assets (658,099) (669,316) (288,819) Fixed assets (85,082) (92,811) (86,899) Debt cancellation costs (41,894) (50,666) (61,543) Others (53,503) -- -- Subtotal, liabilities (1,215,098) (1,150,741) (709,857) Tax loss carryforwards 10,459 2,993 2,160 Tax credits (deductions) 68,104 14,578 -- Inventories 1,848 652 5,532 Provisions 105,656 70,206 37,671 Other 40,402 27,489 30,510 Subtotal, net assets 226,469 115,918 75,873 Net deferred Liabilities (988,629) (1,034,823) (633,984) Thousands of Euros Tax effect

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2023**	**31/12/2022**	**31/12/2021**
Balance at 1 January	(859,900)	(481,477)	(406,892)
Movements during the year	140,095	15,138	(17,754)
Business combination (note 3)	239	(361,051)	(16,400)
Translation differences	36,232	(32,510)	(40,431)
Balance at 31 December	(683,334)	(859,900)	(481,477)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2023, 2022 and 2021 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 232,859 thousand at 31 December 2023 (Euros 112,274 thousand at 31 December 2022).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2023 for an amount of Euros 76,603 thousand, approximately Euros 40,178 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 103,303 thousand (Euros 121,486 thousand at 31 December 2022).
The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 76,348 thousand as of 31 December 2023 (Euros 78,947 thousand as of 31 December 2022).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c) Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

- Certain companies of the Group domiciled in Spain were subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

  As a result of said procedure, the State Tax Administration Agency issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These

97

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 98 assessments were signed in conformity by the Group on 8 November 2021. It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to verification. The results of the inspection did not have a significant impact on the Group's consolidated annual accounts, and the differences determined by the State Tax Administration Agency were recorded as part of the current tax included under the heading "Current tax liabilities" in the Consolidated Balance Sheet as of 31 December 2021. If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group estimated that it was not necessary to record provisions in the consolidated annual accounts mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected. Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, was recorded as a non-current receivable included in the caption "other payable” as of 31 December 2021. • Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018. • Certain Group companies domiciled in Spain were notified in July 2022 of the inspection by the Spanish State Tax Administration Agency in relation to Corporation Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income for the years 2018 and 2019. Group management does not expect any significant liability to derive from these inspections. Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties Since 30 June 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the 28 plasma centers (see note 11). In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. The sales contract establishes a consideration of Shanghai RAAS shares for Grifols Diagnostic Solutions Inc. shares and a contingent consideration in the form of a minimum guarantee for the EBITDA (Earnings before interests, tax, amortization and depreciation) differential to be generated by Grifols Diagnostic Solutions Inc. at the end of five years (fiscal year 2023) and a minimum of US Dollars 1,300 million. This compensation would correspond to the product of: (i) the difference between the accumulated EBITDA in the period 2019 to 2023

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 99 and US Dollars 1,300 million and (ii) the percentage of ownership of Shanghai RAAS in Grifols Diagnostic Solutions Inc (45%). The contingent consideration is part of the acquisition price of SRAAS shares and is subsequently valued at fair value with changes in profit and loss. Both at the initial moment and in each year, the fair value of the financial liability has been zero and in the year 2023 there has been no settlement for this contingent consideration. Additionally, under the framework of the Strategic Alliance and Share Purchase Agreement with Haier Group Corporation announced on 29 December 2023, for the sale of a 20% ownership of Shanghai RAAS Blood Products Co. Ltd., Grifols has committed to achieving an aggregate EBITDA in Grifols Diagnostics Solutions Inc. of US Dollars 850 million for the period 2024-2028. If this EBITDA is not met, Grifols must compensate Shanghai RAAS Blood Products Co. Ltd. with the 45% of the remaining amount until reaching said amount. Grifols must also distribute 50% of the distributable profit in Grifols Diagnostic Solutions Inc. to the shareholders of Grifols Diagnostic Solutions Inc. in the period 2024-2028. Additionally, the Group has significant guarantees extended to third parties described in note 21. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2023 has amounted to Euros 1,079 thousand (Euros 1,033 thousand for 2022). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 39 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Group has contracts with eight executives entitling them to termination benefits ranging from eleven months to four years of their salary in different circumstances. Restricted Share Unit Retention Plan In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs. Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share). If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. At 31 December 2023 the Group has settled the 2020 RSU plan for an amount of Euros 3,296 thousand (Euros 9,381 thousand at 31 December 2022 corresponding to the 2019 RSU plan). This commitment is treated as equity-settled and the accumulated amount recognized at 31 December 2023 as share-based payments cost of employees is Euros 8,282 thousand (Euros 7,304 thousand at 31 December 2022). Equity-settled share-based payment plan In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 100 directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan. Settlement date Number of shares assigned Unit fair value (Euros) 2025 1,148,000 3.05 2027 1,722,000 2.85 Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024, 2025. Settlement date Number of RSUs assigned Unit fair value (Euros) 28/02/2024 180,000 2,39 22/02/2025 700,000 1,08 28/02/2025 270,000 2,19 The recognized amount in Equity as of 31 December 2023 amounts to Euros 2,586 thousand. Cash-settled share-based payment plan In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 31 December 2023, the total accumulated amount is Euros 1,610 thousand and is included in the heading "Trade and other payable". The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2023 amounts to Euros 1,724 thousand. Settlement date Number of RSUs assigned Unit fair value (Euros) 2025 278,400 13.22 2027 278,400 11.08

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 101 Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 33.4 million in 2023 (US Dollars 34.1 million in 2022). Other plans The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. (d) Purchase commitments Details of the Group’s raw material purchase commitments at 31 December 2023 are as follows: Thousands of Euros 2024 292,259 2025 207,691 2026 135,897 2027 92,838 2028 95,175 More than 5 years 96,600 Purchase option on BPC Plasma Inc. and Haema AG On 28 December 2018, the Group sold BPC Plasma Inc. and Haema AG to Scranton Enterprises B.V. The sales contract included a purchase option for Grifols that grants it the irrevocable and exclusive right (not an obligation) to acquire the shares sold to Scranton Enterprises B.V. (both at the same time) at any time from the effective date of sale. The exercise price of the option will be equal to the greater of: (i) the same price at which the shares were sold to Scranton, adding the expenses related to the transaction and the increase in net working capital from the time of exercise of the option and the time at which the sale occurred, and (ii) the amount necessary to cancel the debt contracted by Scranton with the financing entity of the transaction for an amount of US Dollars 360 million, plus accrued interest, as well as any other amount necessary to cancel said debt. National Service Projects Organization (NSPO) On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of 31 December 2023, no amount has been recognized for these options as they are not significant.

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Euros			
2024	2025	2026	2027
13,372,075	20,897,588	30,172,027	18,939,896

(e) Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

- **ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.**

Served: 8 October 2019

US District Court, Northern District of Illinois
Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories ("Abbott"), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics ("Ortho") under an HIV License and Option agreement dated 16 August 2019 (the "HIV License").
On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded $4 Million.

NEXT ACTION: Expert Discovery was concluded on October 14th 2022 and the parties filed dispositive motions, including a motion for summary judgement by Abbott, which was unsuccessful to dispose of the litigation. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation took place on 31 January 2024 without success. A status conference is scheduled for the end of February 2024 to discuss the matter again and set further dates for trial and pre-trial hearings.

- **RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC.**

Served: 11 March 2021
Superior Court, CA County of Alameda
Case No.: RG21089519

Wage & Hour Class Action
Plaintiff claiming violation of CA wage & hour statutes, including a claim under the Private Attorney's General Act.

102

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 103 NEXT STEP: The Hearing on the class certification motion was heard on 28 October 2022. Court granted class certification encompassing all persons employed in California by GDS as hourly non-exempt employees during period of February 22, 2017 through November 4, 2022, relating to only two of the ten claims alleged in the class action lawsuit. After exchanging preliminary discovery, this matter settled at mediation for $400,000 in exchange for a full release of all claims. The settlement amount includes a release for any wage and hour claims, claims under the Private Attorneys' General Act, and attorneys' fees. The parties are going through the settlement process for this class action, including notices to the Class Members and other statutory waiting periods, and the formal settlement shall be completed in Q2 of 2024. CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 5 years. • CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. NEXT ACTION: During December 2023, the Parties agreed to further suspend the proceedings, which was granted by the Tribunal until 1 March 2024. The companies are working on activating the manufacturing and supply activities within the terms of the Agreement. • THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A. The State Co. for Marketing Drugs and Medical Appliances in Iraq ("KIMADIA") awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. ("Grifols"). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols' inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business. The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender. NEXT ACTION: Grifols has received verbal information that KIMADIA has been able to sourced alternative product for an agreeable pricing and that discussions among Hali/Tiba and KIMADIA had not continue on the topic of possible sanctions. However, given the absence of any written confirmation on the latter, Grifols prefers to let some time go by to assure that the possible claim will not occur.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 104 (30) Financial Instruments (a) Classification Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2023										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	Financial assets at FVTPL	Financial assets at FV through OCI	Hedges	Financial liabilities at amortised cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	11,131	--	--	--	11,138	7	--	11,131	11,138
Derivative instruments	--	--	--	24,688	--	--	24,688	--	24,688	--	24,688
Trade receivables	--	--	193,356	--	--	--	193,356	--	193,356	--	193,356
Financial assets measured at fair value	**--**	**7**	**204,487**	**24,688**	**--**	**--**	**229,182**				
Non-current financial assets	164,494	--	--	--	--	--	164,494				
Other current financial assets	116,075	--	--	--	--	--	116,075				
Trade and other receivables	526,689	--	--	--	--	--	526,689				
Cash and cash equivalents	529,577	--	--	--	--	--	529,577				
Financial assets measured at amortized cost	**1,336,835**	**--**	**--**	**--**	**--**	**--**	**1,336,835**				
Derivatives instruments	--	(10,144)	--	--	--	--	(10,144)	--	(10,144)	--	--
Financial liabilities measured at fair value	**--**	**(10,144)**	**--**	**--**	**--**	**--**	**(10,144)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,568,130)	--	(4,568,130)	(4,364,798)	--	--	(4,364,798)
Promissory Notes	--	--	--	--	(114,188)	--	(114,188)				
Senior secured debt	--	--	--	--	(3,179,333)	--	(3,179,333)	--	(3,332,560)	--	(3,332,560)
Other bank loans	--	--	--	--	(1,144,459)	--	(1,144,459)				
Lease liabilities	--	--	--	--	(1,111,329)	--	(1,111,329)				
Other financial liabilities	--	--	--	--	(929,636)	--	(929,636)				
Trade and other payables	--	--	--	--	(946,295)	--	(946,295)				
Other current liabilities	--	--	--	--	--	(283,366)	(283,366)				
Financial liabilities measured at amortized cost	**--**	**--**	**--**	**--**	**(11,993,370)**	**(283,366)**	**(12,276,736)**				
	1,336,835	**(10,137)**	**204,487**	**24,688**	**(11,993,370)**	**(283,366)**	**(10,720,863)**				

105

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2022										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,533	--	--	--	11,540	7	--	11,533	11,540
Derivative instruments	--	--	--	39,659	--	--	39,659	--	39,659	--	39,659
Trade receivables	--	--	236,076	--	--	--	236,076	--	236,076	--	236,076
Financial assets measured at fair value	**--**	**7**	**247,609**	**39,659**	**--**	**--**	**287,275**				
Non-current financial assets	582,175	--	--	--	--	--	582,175				
Other current financial assets	31,034	--	--	--	--	--	31,034				
Trade and other receivables	445,793	--	--	--	--	--	445,793				
Cash and cash equivalents	547,979	--	--	--	--	--	547,979				
Financial assets measured at amortized cost	**1,606,981**	**--**	**--**	**--**	**--**	**--**	**1,606,981**				
Derivatives instruments	--	(4,736)	--	--	--	--	(4,736)	--	(4,736)	--	(4,736)
Financial liabilities measured at fair value	**--**	**(4,736)**	**--**	**--**	**--**	**--**	**(4,736)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,572,720)	--	(4,572,720)	(4,122,656)	--	--	(4,122,656)
Promissory Notes	--	--	--	--	(118,940)	--	(118,940)				
Senior secured debt	--	--	--	--	(3,227,926)	--	(3,227,926)	--	(3,286,662)	--	(3,286,662)
Other bank loans	--	--	--	--	(813,595)	--	(813,595)				
Lease liabilities	--	--	--	--	(1,016,944)	--	(1,016,944)				
Other financial liabilities	--	--	--	--	(1,001,387)	--	(1,001,387)				
Other non-current debts	--	--	--	--	--	(15)	(15)				
Trade and other payables	--	--	--	--	(846,648)	--	(846,648)				
Other current liabilities	--	--	--	--	--	(241,487)	(241,487)				
Financial liabilities measured at amortized cost	**--**	**--**	**--**	**--**	**(11,598,160)**	**(241,502)**	**(11,839,662)**				
	1,606,981	**(4,729)**	**247,609**	**39,659**	**(11,598,160)**	**(241,502)**	**(9,950,142)**				

106

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 107 (b) Measurement of fair value In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the relevance of the variables used: • Level 1: estimations based on quoted prices of the instrument. • Level 2: estimations based on significant observable variables coming directly from the market. • Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flows. (c) Financial risk management This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. The Group is exposed to the following risks: • Credit risk • Liquidity risk • Market risk: includes interest rate risk, currency risk and other price risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. (i) Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The main risk is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. Concentration of credit risk For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 108 both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly under 30 days, there is no significant impact for the Group. Exposure to credit risk The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2023 and 2022 the maximum level of exposure to credit risk is as follows: Carrying amount Reference 31/12/2023 31/12/2022 Non-current financial assets Note 11 176,676 620,745 Other current financial assets Note 11 140,232 43,663 Contractual assets Note 14 47,751 35,154 Trade receivables Note 15 645,113 608,688 Other receivables Note 15 31,594 29,083 Cash and cash equivalents Note 16 529,577 547,979 1,570,943 1,885,312 Thousands of Euros The maximum level of exposure to risk associated with receivables and contractual assets at 31 December 2023 and 2022, by geographical area, is as follows. Carrying amount 31/12/2023 31/12/2022 Spain 67,786 53,145 EU countries 90,168 69,003 United States of America 91,360 139,721 Other European countries 14,399 16,030 Other regions 460,745 395,026 724,458 672,925 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment losses

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing at 31 December 2023 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net third party trade receivables
Not matured	0.19%	524,696	(560)	524,136
Past due 0-30 days	0.19%	106,323	(246)	106,077
Past due 31-60 days	0.62%	19,428	(119)	19,309
Past due 61-90 days	2.03%	6,398	(120)	6,278
Past due 91-180 days	3.01%	9,283	(279)	9,004
Past due 181-365 days	8.52%	6,749	(573)	6,176
More than one year	100.00%	25,985	(4,101)	21,884
Customers with objective evidence of impairment		25,578	(25,578)	--
		724,440	(31,576)	692,864

An impairment matrix based on the length of time overdue was used to monitor receivables portfolios that do not show any specific indications of impairment in individual cases. For trade receivables related to customers from the Middle East which are overdue by more than one year, the flat-rate percentages from the impairment matrix were adjusted due to special default patterns.

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing as of 31 December 2022 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net third party trade receivables
Not matured	0.19%	550,131	(48)	550,083
Past due 0-30 days	0.19%	44,779	(425)	44,354
Past due 31-60 days	0.62%	16,000	(163)	15,837
Past due 61-90 days	2.03%	6,029	(133)	5,896
Past due 91-180 days	3.01%	17,407	(295)	17,112
Past due 181-365 days	8.52%	10,747	(187)	10,560
More than one year	100.00%	9,994	(9,994)	--
Customers with objective evidence of impairment		21,046	(21,046)	--
		676,133	(32,291)	643,842

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021
Opening balance	32,291	24,009	22,985
Net charges for the year	7,322	14,074	6,471
Net cancellations for the year	(7,237)	(6,949)	(6,269)
Transfers	47	53	--
Translation differences	(847)	1,104	822
Closing balance	31,576	32,291	24,009

109

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 110 The Group does not have significant credit risk, with both treasury placements and the contracting of derivatives being carried out with highly solvent financial institutions. (ii) Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. At 31 December 2023 the Group has total cash and cash equivalents of Euros 529,577 thousand (Euros 547,979 thousand at 31 December 2022). The Group also has approximately Euros 615,328 thousand in unused credit facilities (Euros 987,340 thousand at 31 December 2022), including Euros 544,729 thousand on the revolving credit facility (Euros 937,559 thousand at 31 December 2022). The Credit Agreement establishes a limitation on the disposition of the "revolving line" that has not been exceeded as of December 31, 2022 and 2023. The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows, and a decrease in dividend payments in the medium term. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse. The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 21). The Group's treasury budget plans to pay all its commitments in the next 12 months. Additionally, the cash received from the divestment in Shanghai RAAS (see Notes 10 and 12) and the improvement in operating cash flow will be used to continue reducing the level of indebtedness initiated in previous years. On the other hand, the Group has various additional financing alternatives such as negotiating with debt holders, accessing the debt market or possible divestments in non-strategic assets, to optimize the debt structure and its financial cost.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/23	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	4,323,792	5,329,182	611,387	327,923	650,970	3,738,902	--
Other financial liabilities	Note 21	929,635	1,518,616	181,800	1,855	116,398	455,467	763,096
Bonds and other marketable securities	Note 21	4,682,319	5,304,861	187,543	73,571	1,978,190	3,065,557	--
Lease liabilities	Note 21	1,111,328	1,111,329	53,828	53,274	82,564	293,159	628,504
Payable to suppliers	Note 22	813,114	813,114	811,943	1,171	--	--	--
Other current liabilities	Note 23	16,651	16,651	16,496	155	--	--	--
Financial derivatives	Note 30 (d)	10,144	10,144	10,133	--	11	--	--
Other commitments	Note 10	--	378,920	124,393	124,392	73,853	56,282	--
Total		11,886,983	14,482,817	1,997,523	582,341	2,901,986	7,609,367	1,391,600

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/22	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	4,041,522	5,193,051	527,770	148,914	488,105	4,028,262	--
Other financial liabilities	Note 21	1,001,387	1,685,824	169,278	18,656	124,822	441,933	931,135
Bonds and other marketable securities	Note 21	4,691,659	5,468,068	190,453	75,951	147,903	5,053,761	--
Lease liabilities	Note 21	1,016,944	1,016,944	51,088	51,268	57,695	218,384	638,509
Payable to suppliers	Note 22	731,918	731,918	731,675	243	--	--	--
Other current liabilities	Note 23	14,261	14,262	11,364	2,898	--	--	--
Financial derivatives	Note 30 (d)	4,736	4,736	733	--	12	3,991	--
Total		11,502,427	14,114,803	1,682,361	297,930	818,537	9,746,331	1,569,644

In addition, on 31 December 2023 and 2022, the Group has a call option that grants it the irrevocable and exclusive right (not an obligation) to acquire the companies Haema AG and BPC Plasma Inc. (see note 29).

(iii) Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group's foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group's main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

The financing obtained in Euros represents 62% of the total debt of the Group and amounts to Euros 6,032 million at 31 December 2023 (60% and Euros 5,563 million at 31 December 2022).

111

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 112 As mentioned in note 21, part of the US Dollar debt of the Group is covered by a currency swap to hedge the exposure to the associated currency risk. The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income. Details of the Group’s exposure to currency risk is as follows: Euros (*) US Dollars (**) Trade receivables 2,278 47,772 Receivables from Group companies 121,173 10,908 Loans to Group companies 4,818,407 41 Cash and cash equivalents 7,296 2,026 Trade payables (38,610) (43,682) Payables to Group companies (119,801) (30,643) Loans from Group companies (4,650,080) -- Bank loans (336,250) -- Balance sheet exposure (195,587) (13,578) (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency Thousands of Euros 31//12/2023 Euros (*) US Dollars (**) Trade receivables 2,116 58,331 Receivables from Group companies 132,645 11,542 Loans to Group companies 4,548,142 33 Cash and cash equivalents 11,154 1,989 Trade payables (17,297) (20,870) Payables to Group companies (77,367) (29,277) Loans from Group companies (4,414,879) -- Bank loans (31,875) -- Balance sheet exposure 152,639 21,748 (*) Balances in Euros in subsidiaries with US Dollar functional currency (**) Balances in US Dollar in subsidiaries with Euros functional currency Thousands of Euros 31//12/2022 The most significant exchange rates applied at 2023 and 2022 year ends are as follows: Euros 31/12/2023 31/12/2022 US Dollars 1.1050 1.0666 Closing exchange rate

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 113 A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 2023, equity would have increased by Euros 820,616 thousand (Euros 892,806 thousand at 31 December 2022) and profit due to foreign exchange differences would have decreased by Euros 20,638 thousand (increased of Euros 17,439 thousand at 31 December 2022). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2023 and 2022 would have had the opposite effect for the amounts shown above, all other variables being held constant. The Group uses hedge accounting to partially hedge the currency risk exposure (See note 30 (d)). (iv) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates, representing 59% of the total debt of the Group at 31 December 2023 (61% at 31 December 2022). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 21). Variable-rate debt represents 41% of the total debt at 31 December 2023 (39% at 31 December 2022) and includes mainly the senior secured debt (see note 21 (b)). To date, the profile of interest on interest-bearing financial instruments is as follows: 31/12/2023 31/12/2022 Fixed-interest financial instruments Financial liabilities (5,696,851) (5,835,492) (5,696,851) (5,835,492) Variable-interest financial instruments Financial liabilities (3,956,154) (3,705,088) (3,956,154) (3,705,088) (9,653,005) (9,540,580) Thousands of Euros Had the interest rate been 100 basis points higher at 31 December 2023, the interest expense would have increased by Euros 34,114 thousand (Euros 34,688 thousand at 31 December 2022). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(v) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

(d) Financial derivatives

At 31 December 2023 and 2022 the Group has recognized the following derivatives:

Financial derivatives	Currency	Notional amount at 31/12/2023	Notional amount at 31/12/2022	Thousands of Euros **Value at 31/12/23**	 **Value at 31/12/22**	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	20,538	35,296	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(140)	3,216	15/10/2024
Foreign exchange rate forward	Swiss Franc	10,000,000	5,500,000	378	71	05/02/2024
Foreign exchange rate forward	Canadian dollar	32,666,667	4,416,667	450	165	07/02/2024
Foreign exchange rate forward	Pound Sterling	--	27,100,000	--	805	29/11/2023
Foreign exchange rate forward	Czech crown	160,000,000	--	191	--	12/02/2024
Foreign exchange rate forward	Mexican Peso	90,000,000	--	193	--	12/02/2024
Foreign exchange rate forward	Turkish lira	87,834,511	--	44	--	31/01/2024
Foreign exchange rate forward	US Dollar	7,700,000	23,720,000	92	104	29/02/2024
Foreign exchange rate forward	Euro	40,000,000	160,000,000	1,412	2	22/01/2024
Energy PPA	Euro / KwH	--	--	1,529	--	31/12/2032
Total assets (note 11)				**24,687**	**39,659**	
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(7,712)	(3,990)	15/10/2024
Foreign exchange rate forward	Canadian dollar	42,560,102	8,000,001	(2,081)	(146)	05/01/2024
Foreign exchange rate forward	US Dollar	2,000,000	60,000,000	(2)	(600)	30/01/2023
Foreign exchange rate forward	Czech crown	160,000,000	--	(13)	--	12/02/2024
Foreign exchange rate forward	Pound Sterling	8,500,000	--	(122)	--	12/02/2024
Foreign exchange rate forward	Japanese Yen	700,000,000	--	(214)	--	07/02/2024
Total liabilities (note 20)				**(10,144)**	**(4,736)**	

(i) Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with an aggregate value of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%.
- The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

114

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 115 On 28 June 2022, the Group subscribed one cross currency interest-rate swap of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics: - The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%. - The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%. The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (i). (ii) Derivative financial instruments at fair value through profit and loss The Group has subscribed various foreign exchange forwards to partially hedge the foreign currency value of intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2023, the Group has recognized a net finance cost of Euros 876 thousand (Euros 4,586 thousand of net finance cost at 31 December 2022). (iii) Electricity derivative At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity. The movement in derivative financial instruments is as follows: 31/12/2023 31/12/2022 Opening balance 34,923 4,431 Business combination -- (1,255) Changes in fair value recognized in equity 1,914 (4,757) Transfer to profit or loss 5,775 12,552 Transfer to profit or loss - translation differences (23,037) 32,954 Tax effect (84) 6,170 Collections / Payments (4,948) (15,172) Closing balance 14,543 34,923 Thousands of Euros (e) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2023 and 2022, the Group complies with the covenants in the contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The credit rating of the Group is as follows:

		January 2024	September 2023	March 2023	September 2022
Moody's Investors	Corporate rating			B2	B1
	Senior secured debt			Ba3	Ba3
	Senior Unsecured debt			Caa1	B3
	Perspective			Negative	Negative
Standard & Poor's	Corporate rating	B+			B+
	Senior secured debt	BB-			BB-
	Senior Unsecured debt	B-			B-
	Perspective	Stable			Stable
Fitch Ratings	Corporate rating		BB-		BB-
	Senior secured debt		BB+		BB+
	Senior Unsecured debt		B+		B+
	Perspective		Stable		Stable

The Parent held Class A and B treasury stock equivalent to 1.23% of its capital at 31 December 2023 (1.33% at 31 December 2022).

(31) Balances and Transactions with Related Parties

(a) Group balances with related parties

Details of balances with related parties at 31 December 2023 are as follows:

		Thousands of Euros			
Carrying amount	Reference	Associates	Key management p	Other related partie	Board of directors
Receivables	15	227,550	--	5,609	--
Other financial assets	11	418	--	101,217	--
Loans	11	--	--	115,209	--
Guarantee deposits	11	--	--	934	--
Total debtors		**227,968**	**--**	**222,969**	**--**
Debts		--	(3,611)	(11,384)	(3,924)
Total creditors		**--**	**(3,611)**	**(11,384)**	**(3,924)**
Total		**227,968**	**(3,611)**	**211,585**	**(3,924)**

116

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of balances with related parties at 31 December 2022, restated to be comparative with details of balances with related parties for 2023, are as follows:

		Thousands of Euros				
Carrying amount	Reference	Associates	Joint ventures	Key management personeel	Other related parties	Board of directors
Receivables	15	162,382	--	--	--	--
Current contract assets	15	3,880	--	--	--	--
Other financial assets	11	--	124,132	--	318,890	--
Advanced payments	15	--	11,998	--	--	--
Loans	11	--	--	--	96,537	--
Guarantee deposits	11	--	--	--	934	--
Total debtors		**166,262**	**136,130**	**--**	**416,361**	**--**
Trade payables		(91)	(22,961)	--	--	--
Debts		--	--	(2,399)	(13,325)	(3,852)
Total creditors		**(91)**	**(22,961)**	**(2,399)**	**(13,325)**	**(3,852)**
Total		**166,171**	**113,169**	**(2,399)**	**403,036**	**(3,852)**

The heading "Receivables" corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 205,537 thousand in 2023, Euros 153,120 thousand in 2022 and Euros 123,250 thousand in 2021). As of 31 December 2023, the balance of "Receivables" corresponding to other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance has been settled in January 2024.

The heading "Loans" mainly includes a loan signed by Scranton Plasma, BV. with the group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). As of 31 December 2023, the heading includes an additional amount of Euros 15 million arranged during this fiscal year under the same conditions as the initial loan (see note 31 (b)).

The heading “Other financial assets” balance corresponding to other related parties corresponds to a cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV with maturity in 2024 (see note 11).

The heading of "debts" includes an amount of Euros 16,190 thousand at 31 December 2023 (Euros 14,682 thousand at 31 December 2022) corresponding to the balance of bearer promissory notes issued by the group company Instituto Grifols, S.A. These promissory notes are due on 4 May 2024, and 2023, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4% (3% in 2021).

117

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 118 (b) Group transactions with related parties Group transactions with related parties during 2023 are as follows: Associates Key management personnel Other related parties Board of directors of the Company Net sales 471,829 -- 14 -- Purchases (23) -- (431) -- Rendering of services (78) -- (2,482) -- Remuneration -- (23,698) -- (12,163) Payments for rights of use -- -- (7,234) -- Finance income -- -- 30,185 -- Dividends paid/received 7,309 -- (266,406) -- Loans -- -- 44,956 -- 479,037 (23,698) (201,398) (12,163) Thousands of Euros Group transactions with related parties during 2022 were as follows: Associates Joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 339,170 -- -- -- -- Purchases (9) (66,647) -- -- -- Rendering of services (34) -- -- (5,467) -- Remuneration -- -- (13,891) -- (5,316) Payments for rights of use -- -- -- (6,382) -- Purchase of property, plant and equipment -- -- -- 3,464 -- Finance income -- -- -- 12,878 -- Dividends paid/received 10,717 -- -- -- -- Loans -- -- -- 80,098 -- 349,844 (66,647) (13,891) 84,591 (5,316) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Group transactions with related parties during 2021 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	220,808	--	--	--
Purchases	(613)	--	--	--
Rendering of services	(2,709)	--	(3,963)	--
Remuneration	--	(15,136)	--	(4,417)
Payments for rights of use	--	--	(5,332)	--
Purchase of property, plant and equipment	--	--	7,326	--
Finance income	2	--	7,032	--
Dividends paid/received	2,636	--	--	--
Loans	--	--	97,598	--
	220,124	(15,136)	102,661	(4,417)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

"Net sales" includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 450,389 thousand in 2023, Euros 319,669 thousand in 2022 and Euros 202,644 thousand in 2021).

"Purchases" mainly included in 2022 purchases of plasma from the centers related to the collaboration agreement with Biotek America, LLC (see note 10).

"Other service expenses" includes an amount of Euros 2,174 thousand corresponding to contributions to non-profit entities in 2023 (Euros 4,231 thousand in 2022 and Euros 3,963 thousand in fiscal year 2021).

"Payments for right-of-use assets" corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.

"Finance income" mainly includes accrued interest (Euros 7,039 thousand in 2023, Euros 2,093 thousand in 2022 and Euros 1,824 thousand in 2021) corresponding to the loan agreement signed by Scranton Plasma, BV. with the group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). The remuneration is 2% + EURIBOR and matures on 28 December 2025. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, AG maintain with Scranton Plasma, BV with maturity in 2024 and a remuneration of the Scranton Plasma group interest rate + 0.75%.

The dividends received correspond to the associated companies Shanghai RAAS Blood Products Co. Ltd., Bio Darou P.J.S. Co. and Access Biologicals LLC. Additionally, the dividends distributed correspond to BPC Plasma Inc. (see note 11).

"Loans" mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV mentioned above.

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2023 (Euros 965 thousand in 2022).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension

119

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 120 or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29). (c) Conflicts of interest concerning the directors The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act. (32) Environmental Information and Climate Change The Group carries out operations whose main purpose is to prevent, reduce or minimize the potential impact of its activities on the environment. Grifols' environmental management is based on the concept of circular economy. Priority is given to the efficient use of material resources, water and energy, and waste generation is reduced, taking into account the different stages of the life cycle of products and services. This strategy integrates the transition towards a low-carbon economy which minimizes the impact on climate change. Grifols has a climate risk map through which it has analyzed the resilience of its strategy based on a climate scenario of a potential maximum rise of 2ºC, following the recommendations of the TCFD. The result of this analysis has enabled Grifols to assess the financial impact of the most significant risks: • Reduction in the availability of water resources: Grifols has facilities in areas where, under the simulated scenario, there could be a reduction in the availability of water resources, causing supply problems with impacts that include an increase in the price of water and production restrictions at industrial facilities. This risk can translate into increased costs associated with obtaining own water resources (well water), cleaning and proper maintenance or use of water-dependent infrastructures and industrial processes. The possible financial impact has taken into account the possibility of production stoppage and the increase in the price per m3 of water in areas with a negative price elasticity of demand. The financial impact is estimated to result in an non-relevant increase in expenditure. The results of the exposure analysis indicate that the plants that may be most exposed to this risk are those located in Barcelona and Los Angeles (USA). For each, Grifols' management of the risk varies. In Los Angeles, Grifols would have the capacity to transfer production to other plants in the group, while in Barcelona, the company has several connections to the mains water supply and also has well water extraction. Moreover, as in Los Angeles, a possible temporary stoppage of production (5 to 20 days) could be made up for by transferring production to other plants. The costs of transporting the plasma and other intermediate pastes, 50% to the Clayton plant and 50% to the Barcelona plant, would not be relevant. • New legal requirements regarding the reduction of GHG emissions: Grifols is committed to reducing its direct carbon emissions (Scope 1 and 2) by 2050. Additionally, Grifols has committed to establishing science-based decarbonization targets (SBTs) with a 2030 horizon in accordance with the methodology proposed by the Science Based Targets Initiative (SBTi). Until then, new requirements could be established to reduce GHG emissions that would require greater investments for the reduction of emissions through the installation of renewable generation technologies or changes in electricity supplies for electricity from renewable sources, among others. In the event of not being able to make such investments, Grifols expects to invest further in carbon credits to offset its carbon footprint. The projected potential financial impact to 2040 from carbon footprint reduction under current targets, would have to be assumed by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 121 The Environmental Program includes the reduction of emissions through the use of renewable electricity through PPAs (Power Purchasing Agreements), the construction of renewable energy generation plants in Spain and Germany and the implementation of energy efficiency measures (among others). Grifols will update this program starting in 2026 to include more ambitious reduction targets if necessary. Exposure to this risk is expected to decrease as Grifols meets the established targets. • Variation in the availability of plasma resources: According to the sixth IPCC report, anthropogenic climate change would contribute to extreme precipitation, which could become more frequent in most regions due to global warming. The regions most vulnerable to these types of events which could have an impact on Grifols are the states of Texas and North Carolina, USA. The potential impact of restrictions on access to factories - with a temporary shutdown of production - and laboratories could be offset by transferring plasma to other facilities. However, plasma donation centers could suffer alterations in the plasma collection processes, as a consequence of the difficulties that donors could have in accessing them. The financial impact of reduced plasma collection in the donation centers most exposed to extreme weather events is estimated not to be relevant considering the global centre network. The results of the exposure analysis indicate that plasma centers may be the most exposed to this risk. However, the fact that they are widely spread over several regions allows dilution of any potential impact. The analysis was conducted taking into account the centers most exposed to an increase in the severity of weather events such as hurricanes and tropical storms. In the worst-case scenario of centre closures, production would not be substantially affected, so the impact would be limited to the temporary unavailability of plasma in the directly affected centers, resulting in reduced availability of plasma drugs. • Transition to low-emission technologies: In the geographical areas in which Grifols operates, meeting the 2030 decarbonization targets is based on the principles of technological neutrality and cost-efficiency, requiring high investments in innovation and infrastructure. Of particular note are the major investments associated with the installation of air conditioning, boiler and renewable energy generation technologies aimed at reducing Grifols' emissions and increasing energy efficiency. The technologies present in the production plants which contribute most to the carbon footprint are boilers, which use fossil fuels in their operation, and their potential impact is their replacement with low-emission options. With the aim of replacing the most polluting technologies, Grifols regularly analyses the technological options available on the market, with a special focus on technologies that increase its climate resilience. Currently, there is no consensus on a single technology that can generate the heat needed on an industrial scale without using fossil fuels. Grifols is aware that renewable hydrogen could be a valuable energy vector for end uses, being an alternative for obtaining good yields at a reasonable cost. At present, the use of renewable hydrogen is in its infancy, although Grifols is monitoring its development in order to study its viability in the near future. In the simulated scenario, Grifols recognizes that in order to manage this risk in its entirety, the replacement of boilers must be carried out progressively and will depend on the progress and availability of these technologies on the market. It also takes into account heat generation processes using electrical technologies such as thermocompression. The investment in environmental assets during the year ended 31 December 2023 is Euros 5,774 thousand (Euros 8,372 thousand in the year ended 31 December 2022 and Euros 7,363 thousand in the year ended 31 December 2021), mainly intended to optimize water consumption, improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 122 The expenses incurred by the Group for the protection and improvement of the environment in 2023 amounted to approximately Euros 29,628 thousand (Euros 25,787, thousand in 2022 and Euros 20,642 thousand in 2021). With the procedures currently in place, the Group considers that environmental risks are adequately controlled. The Group's strategy is aligned with the objectives of the Paris Agreement and has been considered in the evaluation of the useful lives of assets and in the impairment analysis of non-financial assets. The Group does not anticipate impairment of assets before the established amortization periods. The Group has not received any environmental subsidies during fiscal years 2023, 2022 and 2021. (33) Other Information Audit fees: KPMG Auditores, S.L. has invoiced the following fees for professional services during 2023 and 2022: 31/12/2023 31/12/2022 Audit services 1,832 1,778 Other assurance services 571 560 2,403 2,338 Thousands of Euros Amounts included in the table above, include the total amount of fees related to services incurred during 2023 and 2022 without considering the invoice date. Other assurance services include limited reviews of the interim financial statements, the audit of the financial statements under PCAOB, as well as conducting audits under AICPA. Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during 2023 and 2022: 31/12/2023 31/12/2022 Audit services 3,779 4,115 Other assurance services 1,380 1,013 Tax advisory services 4 3 Other services 127 206 5,290 5,337 Thousands of Euros Additionally, other audit firms have invoiced the Group for the following fees for professional services during 2023 and 2022: 31/12/2023 31/12/2022 Audit services 229 84 229 84 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 123 (34) Subsequent events Gotham City Research Report On 9 January 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: o Communication and collaboration with the Spanish regulator (CNMV). o Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website o Clear and transparent communication with our teams and employee representatives, including major unions. o Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. o The company filed a complaint in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. o The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. As a result of the information published by Gotham City Research LLC, in relation to the accounting and financial information of Grifols, S.A. and subsidiaries, the National Securities Market Commission (CNMV), in the exercise of its supervisory powers, has made various requests for information to the Group. The Parent Company has responded to the requirements received, although at the date of preparation of these consolidated financial statements, the supervisory process has not been concluded. SRAAS Share Purchase Agreement As indicated in note 12, Grifols and Haier Group Corporation ("Haier") entered into a Strategic Alliance and Share Purchase Agreement agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier. On 29 February 2024, the period contractually established by the parties in relation to the completion of Haier's confirmatory due diligence has been satisfactorily concluded. Accordingly, the closing of the transaction is subject to obtaining pending ordinary regulatory approvals and the transaction is expected to close during the first half of 2024.

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Diagnostic Grifols, S.A. S 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. --- 100.000% --- 100.000% --- 100.000% Instituto Grifols, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Laboratorios Grifols, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1989 Industrial Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. 100.000% --- 100.000% --- 98.600% 1.400% Biomat, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1991 Industrial Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Grifols Engineering, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 2000 Industrial Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. 99.950% 0.050% 99.950% 0.050% 99.950% 0.050% Biomat USA, Inc. U 2410 Lillyvale Avenue Los Angeles (California) United States 2002 Industrial Procuring human plasma. --- 87.500% --- 87.500% --- 100.000% Grifols Biologicals, LLC. U 5555 Valley Boulevard Los Angeles (California) United States 2003 Industrial Plasma fractioning and the production of haemoderivatives. --- 100.000% --- 100.000% --- 100.000% Grifols Australia Pty Ltd. A Unit 5/80 Fairbank Clayton South Victoria 3149 Australia 2009 Industrial Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. 100.000% --- 100.000% --- 100.000% --- Medion Grifols Diagnostic AG S Bonnstrasse,9 3186 Dügingen Switzerland 2009 Industrial Development and manufacturing activities in the area of biotechnology and diagnostics. --- 100.000% --- 100.000% --- 100.000% Grifols Therapeutics, LLC. U 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Plasma fractioning and the production of haemoderivatives. --- 100.000% --- 100.000% --- 100.000% Talecris Plasma Resources, Inc. (merged with Biomat USA, Inc.) U 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Procurement of human plasma. --- --- --- --- --- 100.000% Grifols Worldwide Operations Limited Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland 2012 Industrial Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 100.000% --- 100.000% --- 100.000% --- Progenika Biopharma, S.A. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. 91.875% 8.125% 91.875% 8.125% 91.880% 8.120% Grifols Diagnostics Solutions, Inc. 4560 Horton Street 94608 Emeryville, California United States 2013 Industrial Manufacture and sale of blood testing products --- 55.000% --- 55.000% --- 55.000% Grifols Worldwide Operations USA Inc. 13111 Temple Avenue, City of Industry, California 91746-1510 United States 2014 Industrial Manufacture, warehousing, and logistical support for biological products. --- 100.000% --- 100.000% --- 100.000% Grifols Asia Pacific Pte, Ltd S 501 Orchard Road nº20-01 238880 Wheelock Place, Singapore 2003 Commercial Distribution and sale of medical and pharmaceutical products. 100.000% --- 100.000% --- 100.000% --- Grifols Movaco, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Commercial Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres. 99.999% 0.001% 99.999% 0.001% 99.999% 0.001% Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. P Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal 1988 Commercial Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products. 0.010% 99.990% 0.010% 99.990% 0.010% 99.990% Grifols Chile, S.A. C Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile 1990 Commercial Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products. 99.000% --- 99.000% --- 99.000% --- Grifols USA, LLC. U 2410 Lillyvale Avenue Los Angeles (California) United States 1990 Commercial Distribution and marketing of company products. --- 100.000% --- 100.000% --- 100.000% Grifols Argentina, S.A. A Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina 1991 Commercial Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities. 95.010% 4.990% 95.010% 4.990% 95.010% 4.990% Grifols s.r.o. C Calle Zitna,2 Prague Czech Republic 1992 Commercial Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma. 100.000% --- 100.000% --- 100.000% --- Grifols (Thailand) Ltd T 191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand 2003 Commercial Import, export and distribution of pharmaceutical products. --- 48.000% --- 48.000% --- 48.000% Grifols Malaysia Sdn Bhd M Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia 2003 Commercial Distribution and sale of pharmaceutical products. --- 49.000% --- 49.000% --- 49.000% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) This appendix forms an integral part of note 2 to the consolidated annual accounts.

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Grifols International, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1997 Commercial Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Grifols Italia S.p.A I Via Carducci, 62d 56010 Ghezzano Pisa, Italy 1997 Commercial Purchase, sale and distribution of chemical-pharmaceutical products. 100.000% --- 100.000% --- 100.000% --- Grifols UK Ltd. U Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom 1997 Commercial Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 100.000% --- 100.000% --- 100.000% --- Grifols Brasil, Lda. B Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil 1998 Commercial Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments. 100.000% --- 100.000% --- 100.000% --- Grifols France, S.A.R.L. F Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France 1999 Commercial Commercialisation of chemical and healthcare products. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grifols Polska Sp.z.o.o. PGrzybowska 87 street00-844 Warsaw, Poland 2003 Commercial Distribution and sale of pharmaceutical, cosmetic and other products. 100.000% --- 100.000% --- 100.000% --- Logística Grifols, S.A. de C.V. (merged with Grifols México, S.A. de C.V.) M Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 2008 Commercial Manufacture and commercialisation of pharmaceutical products for human and veterinary use. --- --- --- --- 99.990% 0.010% Grifols México, S.A. de C.V. M Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 1993 Commercial Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. 100.000% --- 100.000% --- 99.980% 0.020% Grifols Nordic, AB S Sveavägen 166 11346 Stockholm Sweden 2010 Commercial Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. 100.000% --- 100.000% --- 100.000% --- Grifols Colombia, Ltda C Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia 2010 Commercial Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grifols Deutschland GmbH G Lyoner Strasse 15, D-60528 Frankfurt am Main Germany 2011 Commercial Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. 100.000% --- 100.000% --- 100.000% --- Grifols Canada, Ltd. C 5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada 2011 Commercial Distribution and sale of biotechnological products. 100.000% --- 100.000% --- --- 100.000% Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China 2013 Commercial Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 100.000% --- 100.000% --- 100.000% --- Grifols (H.K.), Limited Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong 2014 Commercial Distribution and sale of diagnostic products. --- 100.000% --- 100.000% --- 100.000% Grifols Japan K.K. Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan 2014 Commercial Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 100.000% --- 100.000% --- 100.000% --- Grifols India Healthcare Private Ltd Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India 2014 Commercial Distribution and sale of pharmaceutical products. 99.984% 0.016% 99.984% 0.016% 99.984% 0.016% Grifols Diagnostics Equipment Taiwan Limited 8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan 2016 Commercial Distribution and sale of diagnostic products. 100.000% --- 100.000% --- 100.000% --- Grifols Viajes, S.A. S Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain 1995 Services Travel agency exclusively serving Group companies. 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Squadron Reinsurance Designated Activity Company The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland 2003 Services Reinsurance of Group companies’ insurance policies. --- 100.000% --- 100.000% --- 100.000% Grifols Shared Services North America, Inc. U 2410 Lillivale Avenue 90032 Los Angeles, California United States 2011 Services Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 100.000% --- 100.000% --- 100.000% --- Gripdan Invest, S.L (merged with Grifols S.A.) Avenida Diagonal 477 Barcelona, Spain 2015 Services Rental of industrial buildings --- --- 100.000% --- 100.000% --- Araclon Biotech, S.L. S Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain 2012 Research Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease. --- 75.850% --- 75.850% --- 75.850% VCN Bioscience, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2012 Research Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. --- --- --- --- --- 86.830% Grifols Innovation and New Technologies Limited Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland 2016 Research Biotechnology research and development --- 100.000% --- 100.000% --- 100.000% Kiro Grifols S.L SPolígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain 2014 Research Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. 100.000% --- 90.000% --- 90.000% --- Chiquito Acquisition Corp. (merged with Grifols Bio Supplis Inc.) 2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States 2017 Corporate Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL"). --- --- --- 100.000% --- 100.000% This appendix forms an integral part of note 2 to the consolidated annual accounts.

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Aigües Minerals de Vilajuiga, S.A. CCarrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain 2017 # Industrial Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Goetech LLC (D/B/A Medkeeper) 7600 Grandview Avenue, Suite 21 0, Arvada, CO 80002, United States 2018 Industrial Development and distribution of web and mobile-based platforms for hospital pharmacies --- --- --- 100.000% --- 100.000% Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.) 5700 Pleasantville Road Memphis, Tennessee United States 2016 Industrial Procurement of human plasma. --- 100.000% --- 100.000% --- 100.000% Haema, AG LandsteinerstraBe 1, 04103 Leipzig - Germany 2018 Industrial Procurement of human plasma. --- --- --- --- --- --- BPC Plasma, Inc (formerly Biotest Pharma Corp) 901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States 2018 Industrial Procurement of human plasma. --- --- --- --- --- --- Haema Plasma Kft. Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría) 2021 Industrial Procurement of human plasma. --- --- --- --- --- --- Alkahest, Inc. 3500 South DuPont Hwy, Dover, County of Kent United States 2015 Research Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS). --- 100.000% --- 100.000% --- 100.000% Plasmavita Healthcare GmbH Colmarer Strasse 22, 60528 Frankfurt am Main - Germany 2018 Industrial Procurement of human plasma. --- 50.000% --- 50.000% --- 50.000% Plasmavita Healthcare II GmbH Garnisongasse 4/12, 1090 Vienna, Austria 2019 Industrial Procurement of human plasma. --- 50.000% --- 50.000% --- 50.000% Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc) 2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada 2020 Industrial Conducting business in Pharmceuticals and Medicines Industry 0.020% 99.980% 0.020% 99.980% 100.000% --- Grifols Laboratory Solutions, Inc Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States 2020 Services Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware --- 100.000% --- 100.000% --- 100.000% Grifols Korea Co., Ltd. 302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea 2020 Commercial Import, export of diagnostic in vitro products and solutions. 100.000% --- 100.000% --- 100.000% --- Grifols Middle East & Africa LLC Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt 2021 Services Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% GigaGen Inc. 407 Cabot Road South San Francisco, CA 94080, United States 2017 Industrial Engage in any lawful act or activity for which corporations may be organized under General Corporation Law. --- 100.000% --- 100.000% --- 100.000% Grifols Pyrenees Research Center, S.L. C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra 2021 Industrial Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications. --- 80.000% --- 80.000% --- 80.000% Grifols Bio North America LLC 251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States 2021 Industrial Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. --- 100.000% --- 100.000% --- 100.000% Biomat Holdings LLC F A L T 2410 Grifols Way, Los Angeles, California, 90032, United States. 2023 Services Administration and financing services to Immunotek donor centers. --- 100.000% --- --- --- --- Biomat Holdco, LLC. 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States 2021 Services Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware. --- 100.000% --- 100.000% --- 100.000% Biomat Newco, Corp. 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States 2021 Services Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware. --- 88.600% --- 87.100% --- 100.000% Grifols Escrow Issuer, S.A. (merged with Grifols, S.A.) Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152- 156, Sant Cugat del Vallès, 08174, Barcelona Spain 2021 Services Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies. --- --- 100.000% --- 100.000% --- Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) 531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada 2021 Industrial Procurement of human plasma. --- 100.000% --- 100.000% 100.000% --- Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.) 2911 av. Marie-Curie, Montreal, Quebec, H4S0B7, Canada 2023 Services Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates. --- 100.000% --- --- --- --- Access Biologicals, LLC (merged with Grifols Bio Supplies, Inc.) 955, Park Center Drive, Vista, CA 92801, United States 2017 Industrial Manufacture of biological products such as specific serum and plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics. --- --- --- 100.000% --- 49.000% Access Biologicals IC-DISC, Inc. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100.000% --- 49.000% Access Cell Culture, LLC. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100.000% --- 49.000% Access Plasma, LLC. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100.000% --- 49.000% Albimmune, S.L. Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152- 156, Sant Cugat del Vallès, 08174, Barcelona España 2022 Research The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine --- 51.000% --- 51.000% --- --- This appendix forms an integral part of note 2 to the consolidated annual accounts.

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Biotest, AG Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space. 24.700% 45.480% 24.700% 45.480% --- --- Biotest Austria, GmbH Einsiedlergasse 58, A-1050, Vienna, Austria 2022 Industrial Distribution of pharmaceutical products. --- 70.180% --- 70.180% --- --- Biotest Italia, S.R.L. Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy 2022 Industrial Distribution of pharmaceutical products. 100.000% --- --- 70.180% --- --- Biotest (UK) Ltd. (merged with Grifols UK, Ltd.) 17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom 2022 Industrial Distribution of pharmaceutical products. --- --- --- 70.180% --- --- Biotest (Schweiz) AG Schützenstrasse 17, CH-5102 Rupperswil, Switzerland 2022 Industrial Distribution of pharmaceutical products. --- 70.180% --- 70.180% --- --- Biotest Hungaria Kft Torbágy utca 15/ A, Törökbálint 2045, Hungary 2022 Industrial Procurement of human plasma. --- 70.180% --- 70.180% --- --- Biotest Farmacêutica LTDA Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil 2022 Industrial Distribution of pharmaceutical products. 100.000% --- --- 70.180% --- --- Biotest Hellas M.E.P.E. 45 Michalakopoulou Str., 11528 Athens, Greece 2022 Research Research and development of solutions in the Biopharma area. --- 70.180% --- 70.180% --- --- Biotest France SAS 45/47 rue d'Hauteville, 75010 Paris, France 2022 Services The purpose of the company is to act as an agent and support the group companies. 100.000% --- --- 70.180% --- --- Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey 2022 Research Research and development of solutions in the Biopharma area. --- 70.180% --- 70.180% --- --- Biotest Medical, S.L.U. C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain 2022 Industrial Distribution of pharmaceutical products. 100.000% --- --- 70.180% --- --- Biotest Pharma, GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Carry out the development and production activities in the Biopharma area. --- 70.180% --- 70.180% --- --- Biotest Lux S.à.r.l. 17, Boulevard F.W. Raiffeisen L-2411 Luxembourg 2023 Services Providing financing and centralisation of services for Biotest companies. --- 70.180% --- --- --- --- BioDarou PLC Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran 2022 Industrial Procurement of human plasma. --- 70.180% --- 70.180% --- --- Biotest Grundstücksverwaltungs GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Services Management of own assets. --- 70.180% --- 70.180% --- --- Plasma Service Europe GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Procurement of human plasma. --- 70.180% --- 70.180% --- --- Cara Plasma s.r.o. Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic 2022 Industrial Procurement of human plasma. --- 70.180% --- 70.180% --- --- Plazmaszolgálat Kft Torbágy utca 15/ A, Törökbálint 2045, Hungary 2022 Industrial Procurement of human plasma. --- 70.180% --- 70.180% --- --- Grifols Biotest Holdings GmbH Colmarer Str. 22, 60528 Frankfurt am Main, Germany 2022 Services Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech. 100.000% --- 100.000% --- --- --- AlbaJuna Therapeutics, S.L Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain 2016 Research Development and manufacture of therapeutic antibodies against HIV. 100.000% --- --- 49.000% --- 49.000% This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 202

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2023 % shares		31/12/2022 % shares		31/12/2021 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity-accounted investees and others										
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialization of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	—	—	—	—	35.130%
Mecwins, S.L.	Avenida Fernandez Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.590%	—	24.590%	—	24.990%
Albajuna Therapeutics, S.L (becomes part of the group)	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	—	—	49.000%	—	49.000%
Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	—	—	—	—	19.330%
Access Biologicals, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%
Access Biologicals IC-DISC, Inc. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%
Access Cell Culture, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%
Access Plasma, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%
Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona, Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	45.000%
Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.580%	—	26.200%	—	26.200%	—
Grifols Egypt for Plasma Derivatives (S.A.E.)	Tulip El Narges Hotel, Teseen Street, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—	49.000%	—	49.000%	—
Biotek America LLC ("ITK JV")	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	75.00%	—	75.00%	—	75.00%	—

This appendix is part of note 2 from the consolidated annual accounts.

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated		
	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)
Revenues from external customers	5,558,301	5,005,382	3,814,983	670,269	671,292	779,108	159,957	146,076	115,811	203,450	250,165	266,461	--	-8,948	-43,245	6,591,977	6,063,967	4,933,118
Total operating income	**5,558,301**	**5,005,382**	**3,814,983**	**670,269**	**671,292**	**779,108**	**159,957**	**146,076**	**115,811**	**203,450**	**250,165**	**266,461**	--	**(8,948)**	**(43,245)**	**6,591,977**	**6,063,967**	**4,933,118**
Profit/(Loss) for the segment	**904,059**	**791,339**	**681,925**	**111,694**	**129,968**	**152,948**	**43,563**	**114,397**	**39,901**	**6,632**	**-46,809**	**-83,482**	**6,979**	**35,419**	**-10,896**	**1,072,927**	**1,024,314**	**780,396**
Unallocated expenses																(273,529)	(218,634)	(185,332)
Operating profit/(loss)																**799,398**	**805,680**	**595,064**
Finance result																**(574,458)**	**(442,941)**	**(277,799)**
Share of profit/(loss) of equity-accounted investee	--	--	--	--	--	--	--	--	--	(922)	(1,482)	33,188	--	--	--	**(922)**	**(1,482)**	**33,188**
Income tax expense																(43,349)	(90,111)	(85,126)
Profit for the year after tax																**180,669**	**271,146**	**265,327**
Segment assets	**13,411,369**	**13,187,651**	**9,467,378**	**3,528,861**	**3,681,632**	**3,513,991**	**380,012**	**341,876**	**47,446**	**2,184,960**	**766,139**	**827,371**	--	**-6,997**	**-39,963**	**19,505,202**	**17,970,301**	**13,816,223**
Equity-accounted investments	57,529	41,162	31,847	--	--	--	--	--	53,264	477,441	1,914,015	1,914,665	--	--	--	534,970	1,955,177	1,999,776
Unallocated assets	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	1,400,882	1,608,499	3,417,836
Total assets																**21,441,054**	**21,533,977**	**19,233,835**
Segment liabilities	**2,449,947**	**2,317,191**	**1,521,634**	**466,953**	**425,693**	**397,869**	**79,678**	**43,264**	**27,596**	**97,840**	**222,565**	**199,095**	--	--	--	**3,094,418**	**3,008,713**	**2,146,194**
Unallocated liabilities	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	10,374,151	10,067,720	9,770,543
Total liabilities																**13,468,569**	**13,076,433**	**11,916,737**
Other information:																		
Allocated amortisation and depreciation	328,599	294,156	228,114	65,817	64,682	88,557	9,280	5,759	2,948	16,162	20,367	19,043	--	--	--	**419,858**	**384,964**	**338,662**
Unallocated amortisation and depreciation	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**500,273**	**482,852**	**412,314**
Allocated expenses that do not require cash payments	30,198	-71,964	26,051	6,995	13,639	4,446	136	120	73	-789	-206	3,349	--	--	--	**36,540**	**(58,411)**	**33,919**
Unallocated expenses that do not require cash payments	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**548**	**(10,770)**	**4,991**
Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	458,216	402,672	349,890	29,107	49,890	19,991	9,066	98	13,836	3,884	30,192	28,597	--	--	--	**500,273**	**482,852**	**412,314**
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**48,618**	**59,866**	**55,380**

* As a consequence of the review of transactions and balances allocations by segments done in 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

This appendix forms an integral part of note 5 to the consolidated annual accounts.

1 of 2

2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 Net Revenue 362,877 320,631 362,407 893,050 711,579 544,042 3,898,961 3,855,607 3,154,549 1,437,089 1,176,150 872,120 6,591,977 6,063,967 4,933,118 Assets by geographical area 1,190,606 1,156,068 1,092,435 7,055,181 6,600,264 5,393,407 10,958,657 11,561,068 10,525,140 2,236,610 2,216,577 2,222,853 21,441,054 21,533,977 19,233,835 Other information: Additions for the year of property, plant & equipment, intangible assets and rights of use 53,216 60,503 71,022 170,763 107,030 91,388 313,001 363,034 295,526 11,911 12,151 9,758 548,891 542,718 467,694 This appendix forms an integral part of note 5 to the consolidated annual accounts Consolidated APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES for the years ended 31 December 2023, 2022 and 2021 (Expressed in thousands of Euros) Reporting by geographical area Spain Rest of European Union USA + Canada Rest of World (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 of 2

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2022	Additions	Transfers	Disposals	Translation differences	**Balance at 31/12/2023**
Development costs	1,822,085	58,573	--	--	(27,175)	1,853,483
Concessions, patents, licenses brands & similar	292,158	2,747	(344)	(1,478)	(8,347)	284,736
Computer software	340,991	22,174	3,684	(117)	(6,895)	359,837
Currently marketed products	1,148,862	--	--	--	(39,097)	1,109,765
Other intangible assets	399,797	2,388	(157)	(678)	(4,695)	396,655
Total cost of intangible assets	4,003,893	85,882	3,183	(2,273)	(86,209)	4,004,476
Accum. amort. of development costs	(199,444)	(32,694)	--	--	3,306	(228,832)
Accum. amort of concessions, patents, licenses, bra	(77,331)	(16,274)	363	192	1,554	(91,496)
Accum. amort. of computer software	(220,305)	(34,366)	(1,294)	104	4,423	(251,438)
Accum. amort. of currently marketed products	(457,794)	(40,212)	--	--	15,975	(482,031)
Accum. amort. of other intangible assets	(97,789)	(23,663)	--	678	3,350	(117,424)
Total accum. amort intangible assets	(1,052,663)	(147,209)	(931)	974	28,608	(1,171,221)
Impairment of other intangible assets	(2,083)	(421)	--	1,438	7	(1,059)
Carrying amount of intangible assets	**2,949,147**	**(61,748)**	**2,252**	**139**	**(57,594)**	**2,832,196**

This appendix forms an integral part of note 7 to the consolidated annual accounts.

1 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2021	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balance at 31/12/2022**
Development costs	801,606	39,835	943,857	--	(3,372)	40,159	1,822,085
Concessions, patents, licenses brands & similar	244,558	36,612	3,762	97	(3,907)	11,036	292,158
Computer software	330,491	31,299	50	1,881	(34,429)	11,699	340,991
Currently marketed products	1,083,301	--	--	--	--	65,561	1,148,862
Other intangible assets	156,009	1,323	307,927	(55)	(77,825)	12,418	399,797
Total cost of intangible assets	2,615,965	109,069	1,255,596	1,923	(119,533)	140,873	4,003,893
Accum. amort. of development costs	(168,366)	(28,160)	--	--	663	(3,581)	(199,444)
Accum. amort of concessions, patents, licenses, br	(64,176)	(12,321)	(332)	--	2,200	(2,702)	(77,331)
Accum. amort. of computer software	(200,291)	(30,357)	(12)	140	16,813	(6,598)	(220,305)
Accum. amort. of currently marketed products	(394,784)	(40,212)	--	--	--	(22,798)	(457,794)
Accum. amort. of other intangible assets	(81,298)	(12,603)	--	--	799	(4,687)	(97,789)
Total accum. amort intangible assets	(908,915)	(123,653)	(344)	140	20,475	(40,366)	(1,052,663)
Impairment of other intangible assets	(70,100)	(638)	--	79	76,302	(7,726)	(2,083)
Carrying amount of intangible assets	**1,636,950**	**(15,222)**	**1,255,252**	**2,142**	**(22,756)**	**92,781**	**2,949,147**
			(See note 3)				

This appendix forms an integral part of note 7 to the consolidated annual accounts.

2 of 2

Balance at Translation Balance at 31/12/2022 Additions Transfers Disposals differences 31/12/2023 Land and buildings 1,114,654 173,261 -- (39,012) (32,844) 1,216,059 Machinery 6,664 2,871 (1,008) (658) (176) 7,693 Computer equipment 6,819 597 (2,484) (604) (107) 4,221 Vehicles 20,958 4,737 (79) (3,191) (209) 22,216 Total cost of rights of use 1,149,095 181,466 (3,571) (43,465) (33,336) 1,250,189 Accum. depr. of land and buildings (229,604) (71,157) -- 10,782 7,224 (282,755) Accum. depr. of machinery (3,647) (1,507) 523 590 66 (3,975) Accum. depr. of computer equipment (5,793) (860) 2,516 580 100 (3,457) Accum. depr. of vehicles (12,499) (5,019) 45 2,506 205 (14,762) Total accum. Depr. of rights of use (251,543) (78,543) 3,084 14,458 7,595 (304,949) Carrying amount of rights of use 897,552 102,923 (487) (29,007) (25,741) 945,240 This appendix forms an integral part of note 8 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2023 1 de 2

Balance at Business Translation Balance at 31/12/2021 Additions combinations Transfers Disposals differences 31/12/2022 Land and buildings 941,955 130,475 27,620 (455) (35,924) 50,983 1,114,654 Machinery 9,076 5,055 347 (1,189) (6,849) 224 6,664 Computer equipment 8,519 278 263 (568) (1,848) 175 6,819 Vehicles 15,760 6,165 1,279 (10) (2,527) 291 20,958 Total cost of rights of use 975,310 141,973 29,509 (2,222) (47,148) 51,673 1,149,095 Accum. depr. of land and buildings (159,831) (72,214) (359) 106 9,782 (7,088) (229,604) Accum. depr. of machinery (3,792) (1,983) (236) 894 1,361 109 (3,647) Accum. depr. of computer equipment (6,475) (1,432) -- 573 1,719 (178) (5,793) Accum. depr. of vehicles (9,555) (4,869) -- 4 2,157 (236) (12,499) Total accum. depr. of rights of use (179,653) (80,498) (595) 1,577 15,019 (7,393) (251,543) Carrying amount of rights of use 795,657 61,475 28,914 (645) (32,129) 44,280 897,552 This appendix forms an integral part of note 8 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2022 2 de 2

Balances at Translation Balances at 31/12/2022 Additions Business combination Transfers Disposals differences 31/12/2023 Cost: Land and buildings 1,155,406 6,046 -- 342 (4,953) (24,929) 1,131,912 Plant and machinery 3,069,023 92,978 480 125,507 (45,256) (67,273) 3,175,459 Fixed Assets under construction 878,415 182,519 -- (125,460) -- (24,804) 910,670 5,102,844 281,543 480 389 (50,209) (117,006) 5,218,041 Accumulated depreciation: Buildings (181,337) (32,309) -- 181 1,954 5,136 (206,375) Plant and machinery (1,638,006) (183,857) (383) (2,336) 33,842 33,017 (1,757,723) (1,819,343) (216,166) (383) (2,155) 35,796 38,153 (1,964,098) (12,564) (1,173) -- -- 6,767 150 (6,820) Carrying amount 3,270,937 64,204 97 (1,766) (7,646) (78,703) 3,247,123 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended Impairment of other property, plant and equipment (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) 31 December 2023 1 of 2

Balances at Translation Balances at 31/12/2021 Additions Business combination Transfers Disposals differences 31/12/2022 Cost: Land and buildings 860,447 4,636 236,732 11,374 (864) 43,081 1,155,406 Plant and machinery 2,527,744 50,025 316,946 115,070 (50,958) 110,196 3,069,023 Fixed Assets under construction 763,787 237,015 -- (147,240) -- 24,853 878,415 4,151,978 291,676 553,678 (20,796) (51,822) 178,130 5,102,844 Accumulated depreciation: Buildings (148,082) (27,757) -- 1,553 57 (7,108) (181,337) Plant and machinery (1,442,434) (175,956) (4,044) 3,201 41,061 (59,834) (1,638,006) (1,590,516) (203,713) (4,044) 4,754 41,118 (66,942) (1,819,343) (13,965) (7,396) -- 9,383 340 (926) (12,564) Carrying amount 2,547,497 80,567 549,634 (6,659) (10,364) 110,262 3,270,937 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Impairment of other property, plant and equipment APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2022 2 of 2

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 1 The management report for the year ended December 31, 2023 should be read in conjunction with the consolidated financial statements for the same period and related notes. The comments and analyses included in the report may contain forward-looking statements and considerations that involve risks and uncertainties. Please refer to the legal notice included at the end of the document. For Grifols, 2023 was a year of transformation and growth. The company closed a decisive year that will accelerate value creation in 2024, delivering on its commitments and making strides across the board, as evidenced by its solid operating and financial results in the year. Grifols has advanced its strategic roadmap centered on achieving solid financial results and operational excellence, deleveraging and creating greater value for its stakeholders. The company’s strategic alliance with Haier Group in China supports its deleveraging efforts, while the roll-out of the operational improvement plan announced in February 2023 has led to substantial cost savings and a clear recovery of profit margins. EVOLUTION OF REVENUES BY BUSINESS UNIT In this context, Grifols’ revenue, including Biotest, reached EUR 6,592 million, representing an increase of 10.9% cc1 (+8.7% reported2 ). Excluding Biotest, revenues grew by 9.1% cc (+6.8% reported) to EUR 6,089 million. Biopharma Biopharma’s revenues increased by 13.3% cc (+11.0% reported) to EUR 5,558 million in 2023. Excluding Biotest, revenues grew 11.3% cc (+8.9%) to EUR 5,055 million. The main growth levers were the solid performance of key proteins driven by higher plasma supply, robust underlying demand, and a favorable pricing environment and product mix. Worth noting is the robust sales uptick of immunoglobulins, one of the company’s main plasma proteins, representing around 55-60% of Biopharma revenues. Sales grew by 15.8% cc excluding Biotest, fueled by strong demand for intravenous immunoglobulin (IVIG) and the significant growth of subcutaneous immunoglobulin (SCIG) Xembify® in key markets such as the United States. In 2023, Grifols continued to strengthen its immunoglobulin franchise by focusing its efforts on the fastest-growing immunodeficiency segments, including primary (PID) and secondary (SID) immunodeficiencies, while maintaining its leadership in neurology and intensive care. The company aspires to continue to drive the growth of its franchise in the U.S. and prioritize certain countries, while accelerating the expansion and penetration of Xembify®. In this regard, worth highlighting is the 1 Operating or constant exchange rate (cc) excludes exchange rate variations for the period. 2 Reported includes the impact of foreign exchange rates.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 2 European market launch of Xembify® in June, with Spain and the United Kingdom (Wales) as the first countries to start marketing this plasma drug. It launched in Australia in 2023. Sales of albumin, which account for around 10-15% of the business unit’s revenues, grew by 17.0% cc excluding Biotest, driven mainly by demand in China and the solid performance in the main European countries. In addition, Grifols’ innovative sales strategy under the SRAAS agreement leads to greater supply in the country. Alpha-1 and other specialty proteins, which represent roughly 25-30% of revenues, have remained stable with 0.2% cc growth. The solid evolution of alpha-1 sales was particularly notable, with a 2.4% cc increase in the last quarter, primarily in European markets. Another contributing factor was the U.S. launch of AlphaID™ At Home, a detection test for alpha-1 antitrypsin deficiency (AADT), a genetic disease with symptoms similar to chronic obstructive pulmonary disease (COPD). Demand for hyperimmune immunoglobulins in the U.S. was also strong. Diagnostic In 2023, Diagnostic recorded revenues of EUR 670 million in 2023, up 2.3% cc (-0.2% reported). There was notable growth in blood typing solutions (+8.9% cc) in the main countries, including the U.S., Argentina, Brazil, Spain and Saudi Arabia. NAT blood and plasma screening solutions remained stable, growing 0.4%. Highlights included the extension of the agreement with CTS in the U.S. and higher instrument sales in Japan and Indonesia. Revenues from recombinant proteins increased by 2.3% cc in the 2023 fiscal year, driven by demand in the main regions, especially in the U.S., and by a major 10-year supply agreement with a key partner. The most significant milestones in product commercialization, in addition to the launch of AlphaID™ At Home in the U.S. in May 2023, include the CE mark being granted for Grifols’ sCD38 solution. This is the first soluble recombinant protein to facilitate pre-transfusion compatibility testing in patients with multiple myeloma. Furthermore, AlphaID™ At Home is the first Grifols product to be cleared by the U.S. FDA for direct consumer use. Bio Supplies Bio Supplies grew by 11.3% cc (+9.5% reported) to EUR 160 million. Throughout the year, Grifols has continued to maximize the value of its Bio Supplies product portfolio, expanded following the integration of Access Biologicals, which continues to contribute significantly to the business unit’s revenues, together with sales of hyperimmune plasma to third parties.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 3 PLASMA SUPPLY AND COST PER LITER Grifols continues to increase plasma supply and effectively reduce its cost per liter (CPL), leading to significant increases in profit margins. In 2023, plasma supply increased by 10% compared to 2022 and the cost per liter fell 22% compared to the peak reached in July 2022. The main levers of these positive trends were the increase in donors (920,000+), higher donation frequency and the 100% execution of planned initiatives in the operational improvement plan announced in February 2023. Under this plan, the company optimized and rationalized its network of plasma centers, which contributed notably to improving CPL thanks to greater process efficiencies and an enhanced donor experience. Another highlight is the implementation of new, more efficient plasmapheresis equipment which increases yield. The company currently operates more than 390 plasma centers, which constitute the largest private plasma supply network in the world. As part of its pledge to help countries achieve self-sufficiency in plasma and plasma medicines, Grifols stands as an industry leader in promoting public-private collaborations, with agreements in Canada, Egypt and other countries. FINANCIAL RESULTS In 2023, gross margin increased to 39.4% (37.8% including Biotest), driven by strong revenue growth and lower cost per liter of plasma (CPL) as a result of the operational improvement plan. Grifols’ 2023 income statement has started to reflect the benefits from the drop in CPL following its all-time high in July 2022, taking into account the approximate nine-month lag in inventory accounting in the plasma industry. In this regard, the improvement in CPL led to a higher profit margin in the second half of 2023, and is expected to continue to have a positive impact in the 2024 fiscal year. Reported EBITDA stood at EUR 1,265 million in 2023 (EUR 1,251 million including Biotest). At the same time, adjusted EBITDA3 reached EUR 1,455 million, representing a margin of 24.0% on revenues, and EUR 1,474 million, with a 22.4% margin, including Biotest. The sequential expansion of the EBITDA margin throughout the year was supported by the growth of all Biopharma-led business units, cost savings stemming from the operational improvement plan, and operating leverage. The financial result stood at EUR -574.5 million in 2023 (EUR -442.9 million in 2022). 3 Adjusted EBITDA excluding and including Biotest does not account for EUR 190 million and EUR 223 million of non-recurring expenses, respectively, which include EUR 159 million of restructuring costs which arose from the implementation of the operational improvement plan.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 4 Reported net income was positive at EUR 59.3 million in 2023 (EUR 208.3 million in 2022), but mainly reflects EUR 118.8 million of non-recurring restructuring costs recognized over the course of the fiscal year. BALANCE SHEET On December 31, 2023, the balance sheet stood at EUR 21,441 million, compared with EUR 21,534 million on December 31, 2022. Strategic investments made in recent years to boost plasma procurement and reinforce innovation projects have been instrumental in driving the group’s growth. Inventory control, collection and payment periods Inventories remained stable at EUR 3,459 million with a turnover of 308 days (296 days in December 2022) due to the progressive impact of the improved cost per liter of plasma in a context of increased supply. Average collection and payment periods remained stable at 36 days (36 days in 2022) and 59 days (53 days in 2022). The average payment period to suppliers of the Spanish group companies was 72 days, similar to the previous year’s average of 69 days. All these figures include Biotest except for average payment period. Working-capital management Improvements in working-capital management continue to optimize Grifols’ financial structure. As of December 31, 2023, the company’s liquidity position stood at EUR 1,145 million, including EUR 530 million in cash. Operational improvement and cost savings plan Fully executed in 2023 and designed to reduce the cost base, this plan has elevated Grifols’ operating cash flow and financial performance, generating over EUR 450 million in annualized cost savings. Given the approximately nine-month inventory accounting lag applied in the plasma industry, most of these savings will be reflected in the company’s 2024 income statement. Deleveraging commitment Deleveraging remains a core priority for Grifols, which reiterates its aim of reducing debt on its balance sheet. At the close of 2023, the debt ratio fell to 6.3x (7.1x in December 2022) following an uptick in EBITDA and operating cash flow generation, which stood at EUR 208 million in 2023 (EUR 351 million excluding exceptionals). Including the sale of SRAAS share capital to Haier Group, the debt ratio would stand at 5.4x (pro forma). Grifols continues to advance in its objective of reaching 4.0x. Evolution of equity On December 31, 2023, shareholder equity totaled EUR 7,972 million. Grifols’ share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 5 Grifols ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the IBEX-35 (GRF) and non-voting shares (Class B) are listed on the Spanish Stock Market (GRF.P). Grifols Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). The company continues the suspension of the cash dividend payment until debt is below 4x/EBITDA, as announced in September 2021. LIQUIDITY AND CAPITAL RESOURCES The debt ratio dropped to 6.3x (5.4x pro forma considering the SRAAS divestment). Grifols is making progress toward its goal of reaching 4x. The liquidity position totaled EUR 1,141 million, including a cash position of EUR 530 million. Cash flows from operating activities In 2023, net cash flows from operating activities continued on their positive trend fueled by solid business performance and the effective 100% implementation of the operational improvement plan announced at the onset of 2023. Operating cash flows reached EUR 208 million (EUR 351 million excluding one-offs), compared to the -EUR 11 million reported in 2022. Cash flow from investing activities Net cash flows from investment activities totaled -EUR 398 million, the most significant of which was capital expenditures (CAPEX). These were focused primarily on Biopharma’s new production facilities, including investments in the plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), as well as in the new albumin plant in Dublin. Investments were also made in various IT and digitalization-related projects. Cash flow from financing activities Cash flow from financing activities totaled EUR 186 million. Capital resources and credit ratings On December 31, 2023, Grifols’ net financial debt was EUR 9,416 million, excluding the impact of IFRS 164 .. In 2023, the company has continued to actively reduce its debt ratio both organically and inorganically through divestments of specific assets. As part of its inorganic debt reduction strategy, Grifols announced a strategic alliance with Haier Group, which includes the sale of ~20% of SRAAS capital for USD 1,800 million. As of December 2023, the company’s net financial debt to EBITDA ratio stood at 6.3x and at 5.4x pro forma including the SRAAS divestment. The company is on track to meet its goal of reaching 4x. 4 At December 31, 2023, the impact of the application of IFRS 16 on debt is EUR 997 million.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 6 Furthermore, in 2023 Grifols continued to optimize its financial structure. At the close of this report, 59% of Grifols’ debt is linked to fixed interest rates. While there are no significant debt maturities before 2025 and no periodic financial covenants, this financial structure lessens the impact of interest rate rises. Grifols expects to meet its 2025 debt maturities mainly by using the proceeds from the SRAAS divestment. With the support of its main banks, the company has marked a clear path to fulfil its expected maturities, while remaining steadfast in its pledge to meet its debt reduction targets. CAPITAL EXPENDITURES (CAPEX) AND INDUSTRIAL ACTIVITY In 2023, Grifols advanced its capital investment plan to expand and improve the production facilities of its business units. The company has greatly optimized its CAPEX resource allocations considering the investments already made in recent years. In 2023, capital expenditures stood at EUR 210 million (EUR 266 million in 20225 ). U.S.: FDA approves Clayton’s new purification and filling plant The immunoglobulin (Gamunex® -C.) purification and filling plant in Clayton (North Carolina) received FDA approval, giving the company the flexibility to expand operations as needed. With this plant, Grifols increases its Gamunex production capacity by up to 16 million grams. U.S.: new fractionation plant operational. +6 M liters of plasma/year The new plasma fractionation plant in North Carolina, with a capacity to fractionate six million liters of plasma per year, is now operational, giving Grifols an additional annual fractionation capacity of six million liters of plasma equivalent. Spain: construction under way of a topical fibrin and thrombin plant Construction continued in 2023 on a fibrin adhesive and topical thrombin production plant in Barcelona, set to increase production capacity to 3.3 million liters of plasma equivalent per year for the production of fibrin adhesive and 6.4 million liters of plasma equivalent per year for the production of topical thrombin. Ireland: new albumin purification plant Grifols inaugurated its new sterile albumin purification dosing and filling plant in Dublin in flexible packaging, quadrupling its capacity for filling albumin in this format. The installation incorporates the latest eco-efficiency technologies to save energy and water, testament to Grifols’ leadership in industrial design and engineering. Canada: fractionation and purification facilities upgrade Upgrades continue on Grifols’ industrial facilities in Quebec (Canada), which include a fractionation plant with a capacity of 1.5 million liters of plasma per year and two purification plants. 5 For comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 7 CORPORATE TRANSACTIONS AND ACQUISITIONS Strategic alliance with Haier Group In December 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation ("Haier") for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12.5 billion (approximately US$ 1.8 billion), while retaining a stake in SRAAS of 6.58%. The current commercial strategic collaboration arrangements between Grifols and SRAAS remain in place. The parties have agreed that Grifols will keep one board member at SRAAS' Board of Directors. Through a share purchase agreement, Grifols will sell approximately 20% of its stake in SRAAS to Haier for RMB 12,500 million (USD 1,800 million) in cash at a share price of RMB 9.405. Grifols will continue to hold a significant ~6.6% stake in SRAAS, as well as a member on its board of directors. Grifols and SRAAS will amend the existing Exclusive Distribution Agreement of human serum Albumin to the Chinese market entered into with SRAAS to extend its current term for an initial period of 10 years (until 2034), having SRAAS the option to extend for an additional 10 year period, with guaranteed minimum supply volumes for 2024-2028 period. Demand for albumin in China is expected to continue to grow significantly in the coming years. It currently accounts for more than 50% of global albumin consumption. The closing of this transaction is subject to customary closing conditions, including regulatory approvals. CORPORATE GOVERNANCE Thomas Glanzmann appointed new CEO In February 2023, Grifols’ Board of Directors appointed Thomas Glanzmann as Grifols’ new Executive Chairperson, following the resignation of Steve F. Mayer for personal and health reasons. The new chairperson has been a Grifols board member for more than 16 years and vice chairperson since 2017, in addition to chairing Grifols’ Sustainability Committee since 2020. Reinforcing corporate governance with the creation of SELT In the first quarter of 2023, Grifols also made changes to its executive governance bodies. Grifols’ Board of Directors streamlined the functions of Executive Chairperson and Chief Executive Officer (CEO), both now led by Thomas Glanzmann, while the position of Co-CEO has evolved into the Senior Executive Leadership Team (SELT), led by Mr. Glanzmann and comprising Raimon Grifols, Chief Corporate Officer (CCO); Víctor Grifols Deu, Chief Operating Officer (COO); and Alfredo Arroyo, Chief Financial Officer (CFO). The SELT’s areas of responsibility include capital allocation, strategy definition, communication, human resources policies, business performance and oversight of key projects and priorities.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 8 New leadership and management team Grifols requires a robust team and strong leadership to fully realize its potential and consolidate its standing as a global powerhouse in the plasma industry. To this effect, Grifols appointed two new senior executives in the third quarter. Dr. Jörg Schüttrumpf was appointed Chief Scientific Innovation Officer (CSIO) and will focus on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas, building on Grifols’ strong innovation portfolio. Miguel Louzan was named Chief Digital Information Officer (CDIO) to lead digital and data transformation, focusing his work on accelerating the company’s use of digital platforms and new technologies to transform and reinforce critical business activities such as plasma donor and customer relationships, manufacturing operations, new therapy development and cybersecurity. AGREEMENTS Termination of the labor force reduction plan at Grifols S.A. On March 31, Grifols S.A.’s labor force reduction plan (ERE) in Spain came to an end. This was implemented as part of the Operational improvement plan. The final agreement reached in Spain with the employees’ legal representatives has reduced the number of affected employees from 92 to 51. Agreement to guarantee plasma supply in Canada At the close of the second quarter of 2023, Grifols announced an agreement with the local company Canadian Plasma Resources (CPR) to obtain plasma donated at its centers. This agreement, together with the plan to set up its own network of plasma donation centers in Canada, will enable Grifols to fulfill its commitment to Canadian Blood Services (CBS). Specifically, in September 2022, Grifols announced a partnership with Canadian Blood Services (CBS) to form an all-Canadian supply chain with the goal of progressively reaching the plasma volumes needed to produce 2.4 million grams of immunoglobulin per year by 2026, helping propel the country forward in essential plasma medicine self-sufficiency. INNOVATION Grifols makes further strides in innovation Grifols’ innovation pipeline continues to make solid progress focusing on lifecycle management and new indications. Fueled by internal research and external innovation, the company achieved all its milestones set for 2023, including the completion of patient enrollment for the PRECIOSA and SPARTA studies, and the successful completion of the GigaGen GIGA564 and GIGA2339 trials. Biotest trials also continue gaining ground. In February 2024, Grifols announced positive results from Biotest’s Phase 3 clinical trial for fibrinogen concentrate, marking significant headway in treating acquired fibrinogen

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 9 deficiency. The trial achieved its primary goal, demonstrating efficacy equivalent to standard care and an excellent safety profile. This positions the fibrinogen concentrate favorably for its approval in Europe and the U.S. and sets it on course to becoming the first fibrinogen concentrate approved for Acquired Fibrinogen Deficiency in the U.S., accessing a global market with an estimated potential of USD 800 million. Progress at Biotest, including the immunoglobulin Yimmugo® , already marketed in some European countries, and the Phase 3 clinical trial of Trimodulin, has reinforced Grifols’ position in plasma-derived medicine. These developments not only contribute to future financial performance, but also offer promising treatments, underpinning the company’s commitment to addressing unmet medical needs through innovative solutions. Collaborations that drive innovation and knowledge Grifols signed a global collaboration and licensing agreement with Selagine, a pioneering developer of eye disease treatments, to explore the potential of an immunoglobulin eye drop to treat dry eye disease, a pathology that affects more than 100 million people worldwide. Once clinical development is completed and regulatory approvals are obtained, the potential treatment would become the first indication toward a Grifols’ immunoglobulin for an ocular surface disease. OTHER INFORMATION Treasury stock The transactions carried out with treasury stock during 2023 are set out in the notes to the consolidated financial statements attached to this report. As of December 31, 2023, Class A treasury shares totaled 3,944,430 and Class B treasury shares amounted to 4,518,199 shares. Subsidies Subsidies received by Grifols correspond mainly to initiatives related to employee training and job creation. Thousands of euros Subsidies Spain 468 U.S. 1,305 Annual Corporate Governance Report Grifols’ Annual Corporate Governance Report for the 2023 fiscal year forms part of the Management Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols’ website.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 10 Annual Directors’ Compensation Report Grifols’ Annual Directors’ Remuneration Report for the year 2023 forms part of the Directors’ Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols’ website. Non-Financial Information Statement In accordance with the provisions set forth in Law 11/2018, of December 28, regarding non-financial information and diversity, the Group has prepared the Non-Financial Information Statement for the fiscal year 2023, which is an integral part, as established in Article 44 of the Commercial Code, of this report and is attached as a separate document. Subsequent events Gotham City Research Report On 9 January 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in six key areas: • Communication and collaboration with the Spanish regulator (CNMV). • Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website • Clear and transparent communication with our teams and employee representatives, including major unions. • Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. • The company filed a complaint in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. • The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. As a result of the information published by Gotham City Research LLC, in relation to the accounting and financial information of Grifols, S.A. and subsidiaries, the National Securities Market Commission (CNMV),

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 11 in the exercise of its supervisory powers, has made various requests for information to the Group. The Parent Company has responded to the requirements received, although at the date of preparation of these consolidated financial statements, the supervisory process has not been concluded. SRAAS Share Purchase Agreement As indicated in note 12, Grifols and Haier Group Corporation ("Haier") entered into a Strategic Alliance and Share Purchase Agreement agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier. On 29 February 2024, the period contractually established by the parties in relation to the completion of Haier's confirmatory due diligence has been satisfactorily concluded. Accordingly, the closing of the transaction is subject to obtaining pending ordinary regulatory approvals and the transaction is expected to close during the first half of 2024. Foreseeable evolution of the group Grifols boasts strong fundamentals and a clear strategy to strengthen its position in the future. The foundations for the company’s roadmap for the coming years include: maintaining a focus on its core areas by driving the company’s growth through Biopharma, Diagnostic and Bio Supplies; spearheading innovation through a product portfolio with a high competitive and differential advantage; advancing in the process of global expansion in existing and new markets, through new alliances and disruptive business models; enhancing the donor experience to meet their needs; and continuing to optimize operations and efficiencies, making greater use of new technologies and digitization. In parallel, Grifols continues to focus on talent development reflected in the continuous training of its workforce; promoting cross-cutting initiatives and teams; and strengthening its leadership, which led to a reorganization in its senior management team. Finally, promoting sustainability continues to be the cornerstone of Grifols’ long-term business model with environmental, social and corporate governance (ESG) at its core. In its quest for sustainable growth and further strengthening its robust industry status, the company conducted an in-depth analysis of its business areas and functions, evaluating opportunities for greater organizational efficiency and enhanced profitability. In this process, it aims not only to fortify its financial standing, but to evolve into a more agile and responsive enterprise. *For more information on governance changes, please refer to the Other Relevant Information sent to the CNMV.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 12 Net revenue by division and region for the fourth quarter 2023 Net revenue by division and region for the full year 2023 In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 1,633,072 136,478 1,769,550 1,557,558 155,186 1,712,744 4.8% 11.1% 3.3% 9.0% Biopharma 1,355,945 136,478 1,492,423 1,272,125 155,186 1,427,311 6.6% 13.0% 4.6% 10.3% Diagnostic 172,498 - 172,498 172,236 - 172,236 0.2% 6.4% 0.2% 6.4% Bio Supplies 41,285 - 41,285 49,309 - 49,309 (16.3%) (11.3%) (16.3%) (11.3%) Others & intersegments 63,344 - 63,344 63,888 - 63,888 (0.9%) 2.5% (0.9%) 2.5% Revenue by Country 1,633,072 136,478 1,769,550 1,557,558 155,186 1,712,744 4.8% 11.1% 3.3% 9.0% US + CANADA 1,005,889 - 1,005,889 1,043,964 - 1,043,964 (3.6%) 3.2% (3.6%) 3.2% E U 269,587 69,385 338,972 217,508 73,030 290,538 23.9% 24.4% 16.7% 16.9% ROW 357,596 67,093 424,689 296,086 82,156 378,242 20.8% 29.2% 12.3% 18.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. Q4 2023 % vs PY Grifols Biotest Grifols incl. Biotest Q4 2022 Grifols Biotest Grifols incl. Grifols excl. Biotest Grifols incl. Biotest Biotest In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 6,088,891 503,086 6,591,977 5,702,728 361,239 6,063,967 6.8% 9.1% 8.7% 10.9% Biopharma 5,055,215 503,086 5,558,301 4,644,143 361,239 5,005,382 8.9% 11.3% 11.0% 13.3% Diagnostic 670,269 - 670,269 671,292 - 671,292 (0.2%) 2.3% (0.2%) 2.3% Bio Supplies 159,957 - 159,957 146,076 - 146,076 9.5% 11.3% 9.5% 11.3% Others & intersegments 203,450 - 203,450 241,217 - 241,217 (15.7%) (14.7%) (15.7%) (14.7%) Revenue by Country 6,088,891 503,086 6,591,977 5,702,728 361,239 6,063,967 6.8% 9.1% 8.7% 10.9% US + CANADA 3,897,511 1,450 3,898,961 3,853,488 2,119 3,855,607 1.1% 3.5% 1.1% 3.4% E U 990,925 265,002 1,255,927 851,795 180,416 1,032,211 16.3% 16.4% 21.7% 21.7% ROW 1,200,455 236,634 1,437,089 997,445 178,704 1,176,149 20.4% 24.7% 22.2% 25.9% * Constant currency (cc) excludes exchange rate fluctuations over the period. FY 2023 FY 2022 % vs PY Grifols incl. Biotest Grifols excl. Biotest Grifols incl. Biotest Grifols Biotest Grifols incl. Biotest Grifols Biotest

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 13 ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation, amortization and provisions El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 14 EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: in 2022 and 2023, the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID-19. In this regard, in 2022 the company implemented a comprehensive operational improvement plan ("Operational Improvement Plan") designed to strengthen its competitiveness and create a leaner and more efficient organization. This plan is estimated to achieve annual cost savings of more than 450 million euros. The result of this initiative translates into a significant reduction in the company's total cost base, an improvement in its operating cash flow, and the establishment of a more dynamic and efficient operating model. This is the first time the company has implemented such a plan. These impacts have been considered of a non-recurring nature because it is not a plan that is carried out on an annual basis, as well as for its own extraordinary nature. Specifically in the year 2022, costs of €36.1 million were incurred, mainly related to the closure of 18 plasma centers with the aim of optimizing the plasma center network. Additionally, in 2023, a restructuring impact related to this Operational Improvement Plan is recorded, totaling €159.3 million. - Transaction costs: during the COVID-19 period, the company decides that it needs to make significant investments to reinforce

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 15 its innovation, specifically its R&D product portfolio. In this sense, Grifols acquires Biotest in September 2021 and closes the acquisition in April 2022. The objective of this transaction is based on acquiring two new key proteins for its portfolio that will contribute to improving profitability and plasma liter revenues. In addition to enhancing its economic performance, this transaction will contribute to expanding and diversifying Grifols' plasma supply; it will strengthen its operations and revenues in Europe, the Middle East, and Africa. Related to the execution of this transformative and, therefore, extraordinary strategic operation, costs are incurred in 2022, primarily representing transaction costs adjusted to EBITDA in this fiscal year. In 2023, transaction costs are related to the strategic transaction in China with Haier Group, through which it will sell approximately a 20% stake in Shanghai RAAS to Haier for approximately USD 1.8 billion. The extraordinary nature of this transaction must be taken into account in the context of the company's leverage. -Diagnostic commercial true-up: excludes the extraordinary impact related to revenue recognized as a result of winning a litigation with a customer in the Diagnostics business unit in the first half of 2023. -Impairments: in 2022, it refers to an impairment in the Diagnostic Business unit, and in 2023 it refers to an impairment in “Others” business unit.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 16 - Access Biologicals gain: in 2022, the acquisition of the remaining 51% of the share capital of Access Biologicals took place. The accounting for this transaction resulted in a positive impact on the reported EBITDA due to the recognition of the difference between the fair value of the previous stake and the value recognized in the books derived from the business combination according to IFRS 3 criteria. We consider this impact as non-recurring. Therefore, it has been excluded from the adjusted EBITDA in the second quarter of 2022 as a better way to reflect the company's EBITDA recurrence. Divestment gain: Negative adjustment to EBITDA following the divestment of MedKeeper in 2022. This impact (negative adjustment) has been excluded in the third quarter of 2023 as it is considered non-recurring, linked to an extraordinary divestment decision. The reason for the transaction is that this company was not linked to Grifols' core operations. -Biotest Next Level (BNL) project: in 2023, this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. It has been decided to adjust the costs strictly related to this project due to the extraordinary and non-recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 17 Other Non-Recurring Items: Primarily in 2022, arising from a lawsuit by a group of donors in the state of Illinois following the Biometric Information Privacy Act (BIPA), Grifols incurred an extraordinary net impact of €6.1 million. No similar cases to those described above have occurred. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations Measure used to calculate the leverage ratio.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 18 (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes Net financial debt as per Credit Agreement Definition established in the Grifols Credit Agreement. Amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents Measure used to calculate the leverage ratio. Leverage ratio Net financial debt as per Credit Agreement / EBITDA adjusted 12M as per Credit Agreement Measure of the company's ability to repay its debt based on the company's operating income, based on EBITDA, without taking into net financial results, taxes, depreciation and amortization. R&D net investment R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects. CAPEX PP&E Additions – interest capitalized Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. The impact of financing is excluded, as it does not provide an operational view of the business and could distort the analysis. Reconciliation of APM to Financial Statements For reconciliation purposes, detailed information is provided below.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Director's Report for the year ended

December 31, 2023

Net revenues by division reported at constant currency for the fourth quarter of 2023, including Biotest

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Net Revenues	1,769,550	1,712,744	3.3%
Variation due to Exchange Rate Effects	96,978		
Net Revenues at Constant Currency	**1,866,528**	**1,712,744**	**9.0%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Biopharma Net Revenues	1,492,423	1,427,311	4.6%
Variation due to Exchange Rate Effects	81,643		
Reported Biopharma Net Revenues at Constant Currency	**1,574,066**	**1,427,311**	**10.3%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Diagnostic Net Revenues	172,498	172,236	0.2%
Variation due to Exchange Rate Effects	10,731		
Reported Diagnostic Net Revenues at Constant Currency	**183,229**	**172,236**	**6.4%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Bio Supplies Net Revenues	41,285	49,309	(16.3%)
Variation due to Exchange Rate Effects	2,470		
Reported Bio Supplies Net Revenues at Constant Currency	**43,755**	**49,309**	**(11.3%)**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Others & Intersegments Net Revenues	63,344	63,888	(0.9%)
Variation due to Exchange Rate Effects	2,134		
Reported Other & Intersegments Net Revenues at Constant Currency	**65,478**	**63,888**	**2.5%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported U.S. + Canada Net Revenues	1,005,889	1,043,964	(3.6%)
Variation due to Exchange Rate Effects	71,524		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,077,413**	**1,043,964**	**3.2%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported EU Net Revenues	338,972	290,538	16.7%
Variation due to Exchange Rate Effects	722		
Reported EU Net Revenues at Constant Currency	**339,694**	**290,538**	**16.9%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported ROW Net Revenues	424,689	378,242	12.3%
Variation due to Exchange Rate Effects	24,732		
Reported ROW Net Revenues at Constant Currency	**449,421**	**378,242**	**18.8%**

19

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Director's Report for the year ended

December 31, 2023

Net revenues by division reported at constant currency for the fourth quarter of 2023, excluding Biotest

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Net Revenues	1,633,072	1,557,558	4.8%
Variation due to Exchange Rate Effects	97,335		
Net Revenues at Constant Currency	**1,730,407**	**1,557,558**	**11.1%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Biopharma Revenues	1,355,945	1,272,125	6.6%
Variation due to Exchange Rate Effects	82,000		
Reported Biopharma Net Revenues at Constant Currency	**1,437,945**	**1,272,125**	**13.0%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported U.S. + Canada Net Revenues	1,005,889	1,043,964	(3.6%)
Variation due to Exchange Rate Effects	71,524		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,077,413**	**1,043,964**	**3.2%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported EU Net Revenues	269,587	217,508	23.9%
Variation due to Exchange Rate Effects	978		
Reported EU Net Revenues at Constant Currency	**270,565**	**217,508**	**24.4%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported ROW Net Revenues	357,596	296,086	20.8%
Variation due to Exchange Rate Effects	24,833		
Reported ROW Net Revenues at Constant Currency	**382,429**	**296,086**	**29.2%**

20

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Director's Report for the year ended

December 31, 2023

Net revenues by division reported at constant currency for the full year 2023, including Biotest

In thousands of euros	2023	2022	% Var
Reported Net Revenues	6,591,977	6,063,967	8.7%
Variation due to Exchange Rate Effects	133,610		
Net Revenues at Constant Currency	**6,725,587**	**6,063,967**	**10.9%**

In thousands of euros	2023	2022	% Var
Reported Biopharma Net Revenues	5,558,301	5,005,382	11.0%
Variation due to Exchange Rate Effects	112,083		
Reported Biopharma Net Revenues at Constant Currency	**5,670,384**	**5,005,382**	**13.3%**

In thousands of euros	2023	2022	% Var
Reported Diagnostic Net Revenues	670,269	671,292	(0.2%)
Variation due to Exchange Rate Effects	16,517		
Reported Diagnostic Net Revenues at Constant Currency	**686,786**	**671,292**	**2.3%**

In thousands of euros	2023	2022	% Var
Reported Bio Supplies Net Revenues	159,957	146,076	9.5%
Variation due to Exchange Rate Effects	2,655		
Reported Bio Supplies Net Revenues at Constant Currency	**162,612**	**146,076**	**11.3%**

In thousands of euros	2023	2022	% Var
Reported Others & Intersegments Net Revenues	203,450	241,217	(15.7%)
Variation due to Exchange Rate Effects	2,354		
Reported Other & Intersegments Net Revenues at Constant Currency	**205,804**	**241,217**	**(14.7%)**

In thousands of euros	2023	2022	% Var
Reported U.S. + Canada Net Revenues	3,898,961	3,855,607	1.1%
Variation due to Exchange Rate Effects	88,993		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,987,954**	**3,855,607**	**3.4%**

In thousands of euros	2023	2022	% Var
Reported EU Net Revenues	1,255,927	1,032,211	21.7%
Variation due to Exchange Rate Effects	749		
Reported EU Net Revenues at Constant Currency	**1,256,676**	**1,032,211**	**21.7%**

In thousands of euros	2023	2022	% Var
Reported ROW Net Revenues	1,437,089	1,176,149	22.2%
Variation due to Exchange Rate Effects	43,868		
Reported ROW Net Revenues at Constant Currency	**1,480,957**	**1,176,149**	**25.9%**

21

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 22 Net revenues by division reported at constant currency for the full year 2023, excluding Biotest In thousands of euros 2023 2022 % Var Reported Net Revenues 6,088,891 5,702,728 6.8% Variation due to Exchange Rate Effects 133,233 Net Revenues at Constant Currency 6,222,124 5,702,728 9.1% In thousands of euros 2023 2022 % Var Reported Biopharma Revenues 5,055,215 4,644,143 8.9% Variation due to Exchange Rate Effects 111,706 Reported Biopharma Net Revenues at Constant Currency 5,166,921 4,644,143 11.3% In thousands of euros 2023 2022 % Var Reported U.S. + Canada Net Revenues 3,897,511 3,853,488 1.1% Variation due to Exchange Rate Effects 88,993 Reported U.S. + Canada Net Revenues at Constant Currency 3,986,504 3,853,488 3.5% In thousands of euros 2023 2022 % Var Reported EU Net Revenues 990,925 851,795 16.3% Variation due to Exchange Rate Effects 969 Reported EU Net Revenues at Constant Currency 991,894 851,795 16.4% In thousands of euros 2023 2022 % Var Reported ROW Net Revenues 1,200,455 997,445 20.4% Variation due to Exchange Rate Effects 43,271 Reported ROW Net Revenues at Constant Currency 1,243,726 997,445 24.7%

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 23 Reconciliation of other figures for full year 2023: - Leverage ratio as per Credit Agreement, including Biotest o Net financial debt as per Credit Agreement, including Biotest o Adjusted EBITDA as per Credit Agreement, including Biotest o Adjusted EBITDA, including Biotest In millions of euros except ratio. Including Biotest Q4'23 Q3'23 Q2'23 Q1'23 Q4'22 Q3'22 Q2'22 Non-Current Financial Liabilities 10,034 10,299 10,203 9,999 9,961 10,397 10,104 Non-recurrent Lease Liabilities (IFRS16) (1,004) (928) (890) (884) (915) (1,058) (1,006) Current Financial Liabilities 1,023 757 733 761 796 586 484 Recurrent Lease Liabilities (IFRS16) (107) (104) (101) (99) (102) (65) (62) Cash and Cash Equivalents (530) (484) (523) (426) (548) (480) (525) Net Financial Debt as per Credit Agreement 9,416 9,540 9,422 9,351 9,191 9,381 8,995 In million of euros LTM Q4'23 LTM Q3'23 LTM Q2'23 LTM Q1'23 FY 2022 LTM Q3'22 LTM Q2'22 OPERATING RESULT (EBIT) 799 722 672 694 806 668 559 Depreciation & Amortization (452) (456) (454) (447) (415) (399) (386) Reported EBITDA 1,251 1,178 1,126 1,141 1,221 1,067 945 IFRS 16 (102) (103) (101) (102) (100) (91) (85) Restructuring costs 159 165 171 174 36 46 40 Transaction costs 48 31 19 28 26 25 29 Cost savings, operating improvements and synergies on a "run rate" 135 121 121 92 100 34 68 Other one-offs (7) 24 24 4 4 6 6 Total adjustments 233 238 234 194 6 6 2 0 5 8 Adjusted EBITDA LTM as per Credit Agreement 1,484 1,416 1,360 1,335 1,287 1,087 1,003 Leverage Ratio as per Credit Agreeement 6.3x 6.7x 6.9x 7.0x 7.1x 8.6x 9.0x In thousand of euros 254,785 250,588 243,396 50,629 799,398 176,947 (112,689) (108,976) (107,581) (122,511) (451,757) (117,406) 0 Reported EBITDA 367,474 359,564 350,977 173,140 1,251,156 294,353 % Net revenue 20.8% 22.5% 21.1% 11.1% 19.0% 17.2% Restructuring costs 19,916 - - 139,427 159,343 26,231 Transaction costs 19,590 13,762 9,735 4,515 47,602 696 Diagnostic commercial true-up - - - (18,830) (18,830) - Impairments 1,794 - - - 1,794 2,700 Biotest Next Level project 33,100 - - - 33,100 13,482 Other non-recurring items - - - - - 10,487 Total adjustments 74,400 13,762 9,735 125,112 223,009 53,596 - - - - Adjusted EBITDA 441,874 373,326 360,712 298,252 1,474,166 347,949 % Net revenue 25.0% 23.4% 21.7% 19.3% 22.4% 20.3% Depreciation & Amortization OPERATING RESULT (EBIT) Q4 2023 Q3 2023 Q2 2023 Q1 2023 FY 2023 Q4 2022

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 24 o Adjusted EBITDA, excluding Biotest - Cash flow excluding one-offs for the fourth quarter of 2023 In thousand of euros 285,137 263,468 251,243 75,348 875,196 173,747 - (99,898) (96,336) (94,936) (98,296) (389,466) (102,226) - - - Reported EBITDA 385,035 359,804 346,180 173,644 1,264,663 275,973 % Net revenue 23.6% 24.2% 22.7% 12.0% 20.8% 17.7% Restructuring costs 19,916 - - 139,427 159,343 26,231 Transaction costs 19,590 13,762 9,735 4,515 47,602 696 Diagnostic commercial true-up - - - (18,830) (18,830) - Impairments 1,794 - - - 1,794 2,700 Other non-recurring items - - - - - 10,487 Total adjustments 41,300 13,762 9,735 125,112 189,909 40,114 - - - Adjusted EBITDA 426,335 373,566 355,915 298,756 1,454,573 316,087 % Net revenue 26.1% 25.1% 23.4% 21.0% 24.0% 20.3% Depreciation & Amortization Q4 2023 Q4 2022 OPERATING RESULT (EBIT) Q3 2023 Q2 2023 Q1 2023 FY 2023 Q4 2022 Grifols incl. Biotest In thousands of euros Reported Restructuring costs Transaction costs Diagnostic true-up commercial Impairments Total one-offs Reported excl. One- offs Reported Total one-offs Reported excl. One- offs Reported Reported Reported excl. One- offs Reported Group Profit 64,830 14,855 14,692 - 1,794 31,341 96,171 (8,840) 55,990 31,341 87,331 20,070 179% 335% Depreciation and Amortization 95,739 (93) - - - (93) 95,646 12,791 108,530 (93) 108,437 116,795 -7% -7% Net Provisions (8,034) 17,929 - - (1,794) 16,135 8,101 13,866 5,833 16,135 21,968 71,059 -92% -69% Other Adjustments and Other Changes in Working Capital 24,333 (1,846) 4,897 - - 3,051 27,384 (41,490) (17,157) 3,051 (14,106) (57,619) 70% 76% Change in Operating Working Capital 22,183 (11,342) (137) - - (11,479) 10,704 (18,994) 3,187 (11,479) (8,292) (82,825) 104% 90% Changes in Inventories (53,532) - - - - - (53,532) (34,896) (88,428) - (88,428) (125,275) 29% 29% Change in Trade Receivables (1,313) - - - - - (1,313) 4,420 3,106 - 3,106 (47,398) 107% 107% Change in Trade Payables 77,028 (11,342) (137) - - (11,479) 65,549 11,482 88,509 (11,479) 77,030 89,848 -1% -14% Net Cash Flow From Operating Activities 199,051 19,503 19,452 - - 38,955 238,006 (42,667) 156,383 38,955 195,338 67,480 132% 189% Business Combinations and Investments in Group Companies* 210 - - - - - 210 - 210 - 210 - - - CAPEX (67,064) - - - - - (67,064) (11,805) (78,869) - (78,869) (93,791) 16% 16% R&D/Other Intangible Assets (20,563) - - - - - (20,563) (3,675) (24,240) - (24,240) (50,073) 52% 52% Other Cash Inflow / (Outflow)* (37,670) - - - - - (37,670) (1,312) (38,981) - (38,981) (146) -26599% -26599% Net Cash Flow From Investing Activities (125,087) - - - - - (125,087) (16,792) (141,880) - (141,880) (144,010) 1% 1% Free Cash Flow 73,964 19,503 19,452 - - 38,955 112,919 (59,459) 14,503 38,955 53,458 (76,530) 119% 170% Issue / /Repayment) of Debt 52,918 - - - - - 52,918 (10,508) 42,410 - 42,410 206,299 -79% -79% Capital Grants 56 - - - - - 56 - 56 - 56 330 -83% -83% Purchase / Sale of Treasury Shares - - - - - - - - - - - (3,459) Dividends (Paid) / Received - - - - - - - - - - - - - - Other Cash Flows From / (Used in) Financing Activities 4,010 - - - - - 4,010 - 4,010 - 4,010 3,913 2% 2% Interco transactions and investments in Group and related companies (109,635) - - - - - (109,635) 109,635 - - - - - - Social Security Credit rights transferred & Others - - - - - - - - - - - (4,866) Net Cash Flow From Financing Activities (52,651) - - - - - (52,651) 99,127 46,476 - 46,476 202,218 - 77% - 77% Total Cash Flow 21,313 19,503 19,452 - - 38,955 60,268 39,668 60,979 38,955 99,934 125,687 - 51% - 20% Cash and Cash Equivalents at the Beginning of the Year 412,872 (20,591) 18,830 (104,258) - (106,019) 306,853 71,354 484,226 (106,019) 378,207 479,581 1% -21% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,690) - - - - - (15,690) 59 (15,628) - (15,628) (57,289) 73% 73% Cash and Cash Equivalents at the End of the Period 418,495 (1,088) 38,282 (104,258) - (67,064) 351,431 111,081 529,577 (67,064) 462,513 547,979 - 3% - 16% * As of FY23, an amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow)" Q4 2023 % vs PY Grifols excl. Biotest Biotest Grifols incl. Biotest Grifols incl. Biotest

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2023 25 - Cash flow excluding one-offs for the full year 2023 - R&D net investment - CAPEX FY 2022 Grifols incl. Biotest In thousands of euros Reported Restructuring costs Transaction costs Diagnostic true-up commercial Impairments Total one-offs Reported excl. One- offs Reported Total one-offs Reported excl. One- offs Reported Reported Reported excl. One- offs Reported Group Profit 112,948 118,815 35,994 (9,432) 1,794 147,171 260,119 (53,634) 59,315 147,171 206,486 208,279 - 72% - 1% Depreciation and Amortization 379,626 (651) - - - (651) 378,975 62,292 441,918 (651) 441,267 407,864 8% 8% Net Provisions 89,292 - - - (1,794) (1,794) 87,498 11,651 100,943 (1,794) 99,149 69,983 44% 42% Other Adjustments and Other Changes in Working Capital 74,516 33,788 11,998 (9,398) - 36,388 110,904 (61,293) 13,223 36,388 49,611 (99,844) 113% 150% Change in Operating Working Capital (305,822) (29,952) (7,949) - - (37,901) (343,723) (101,294) (407,116) (37,901) (445,017) (597,149) 32% 25% Changes in Inventories (299,039) - - - - - (299,039) (128,056) (427,095) - (427,095) (600,245) 29% 29% Change in Trade Receivables (46,625) - - - (46,625) 1,173 (45,452) - (45,452) (73,518) 38% 38% Change in Trade Payables 39,842 (29,952) (7,949) - - (37,901) 1,941 25,589 65,431 (37,901) 27,530 76,614 -15% -64% Net Cash Flow From Operating Activities 350,560 122,000 40,043 (18,830) - 143,213 493,773 (142,278) 208,283 143,213 351,496 (10,867) 2017% 3335% Business Combinations and Investments in Group Companies* (29,474) - - - - - (29,474) - (29,474) - (29,474) (1,533,264) 98% 98% CAPEX (177,073) - - - - - (177,073) (32,465) (209,538) - (209,538) (297,790) 30% 30% R&D/Other Intangible Assets (68,514) - - - - - (68,514) (17,368) (85,882) - (85,882) (77,770) -10% -10% Other Cash Inflow / (Outflow)* (84,199) - - - - - (84,199) 11,457 (72,742) - (72,742) (69,999) -4% -4% Net Cash Flow From Investing Activities (359,260) - - - - - (359,260) (38,376) (397,636) - (397,636) (1,978,823) 80% 80% Free Cash Flow (8,700) 122,000 40,043 (18,830) - 143,213 134,513 (180,654) (189,353) 143,213 (46,140) (1,989,690) 90% 98% Issue / /Repayment) of Debt 185,721 - - - - - 185,721 (5,142) 180,579 - 180,579 (192,544) 194% 194% Capital Grants 1,456 - - - - - 1,456 - 1,456 - 1,456 2,079 -30% -30% Purchase / Sale of Treasury Shares - - - - - - - - - - - (3,459) - - Dividends (Paid) / Received - - - - - - - - - - - 10,125 - - Other Cash Flows From / (Used in) Financing Activities 4,010 - - - - - 4,010 - 4,010 - 4,010 15,172 - - Interco transactions and investments in Group and related companies (180,142) - - - - - (180,142) 180,142 - - - - - - Social Security Credit rights transferred & Others - - - - - - - - - - - (4,866) Net Cash Flow From Financing Activities 11,045 - - - - 11,045 175,000 186,045 - 186,045 (173,492) 207% 207% Total Cash Flow 2,345 122,000 40,043 (18,830) - 143,213 145,558 (5,654) (3,308) 143,213 139,905 (2,163,183) 100% 106% Cash and Cash Equivalents at the Beginning of the Year 431,337 - - - - - 431,337 116,642 547,979 - 547,979 2,675,611 -80% -80% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,187) - - - - - (15,187) 93 (15,094) - (15,094) 35,551 -142% -142% Cash and Cash Equivalents at the End of the Period 418,495 122,000 40,043 (18,830) - 143,213 561,708 111,081 529,577 143,213 672,790 547,979 - 3% 23% * As of FY23, an amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow)" FY 2023 Grifols excl. Biotest Biotest Grifols incl. Biotest % vs PY Grifols incl. Biotest In thousands of euros 2023 2022 % Var R&D recurrent expenses in P&L 395.3 361.1 9.5% R&D capitalized 51.4 36.0 42.9% R&D depreciation, amortization and write-offs (64.7) (43.9) 47.5% R&D CAPEX fixed assets 2.1 0.9 138.0% R&D external (1.9) (2.8) (31.9%) R&D net investment 382.2 351.3 8.8% In thousands of euros 2023 2022 % Var PP&E additions 246,430 291,676 (15.5%) Interest capitalized (36,862) (25,184) 46.4% CAPEX 209,568 266,492 (21.4%) Note: for comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore

1 2023 CONSOLIDATED NON FINANCIAL INFORMATION STATEMENT 2023 CONSOLIDATED NON FINANCIAL INFORMATION

Index

4 Introduction

Letter from the Executive chairman & CEO 5
Highlights 7
Milestones in 2023 8

11 Block 1: Understanding Grifols

We address the needs of thousands of patients 12
Joining forces with Biotest 13
Our global footprint 14
Our business model creates value 16
Sustainability and human rights 18
Grifols' value chain 36
Donors and patients 52
Innovation at Grifols 72

91 Block 2: Grifols ESG

Environmental 92
Social 134
- Our people: Grifols' greatest asset 135
- Helping create more sustainable health systems 191
- Community investment and social outreach 194

Governance 212

241 Block 3: Sustainable growth

Financial performance 242
Grifols' value creation 257
Taxation 261

269 Block 4: About this report

Bases for the preparation of the Non-Financial Information Statement 270
Principles and scope of this report 271
Subsequent events 273
Annexes 274

2023 Integrated and Sustainability Annual Report Introduction 4 4 In 2023, we celebrated a significant milestone: the 50th anniversary of Víctor Grifols Roura’s unwavering dedication to enhancing people’s lives. His exceptional leadership at Grifols, coupled with his influential role in the international plasma industry, has been instrumental. Currently serving as the honorary chairperson, he continues to exhibit a steadfast commitment to donors, patients, global health, innovation, and sustainability. Víctor’s leadership, marked by a pioneering spirit and a focus on quality, has been pivotal to Grifols’ evolution into a global leader. His strategic foresight has significantly contributed to the company’s expansion and international footprint, particularly in the United States. On behalf of the entire Grifols community, we would like to express our sincere gratitude to Víctor for his tireless efforts, vision and leadership. Victor’s legacy continues to inspire as a true leader in the company that bears his family’s name for generations: Grifols. VÍCTOR GRIFOLS ROURA 50 years dedicated to enhancing people’s lives

5 2023 Integrated and Sustainability Annual Report Introduction Fulfilling our commitments and advancing into the future. For Grifols, 2023 has been a year of transformation, marked by the execution of an ambitious strategy to reshape the organization and to implement a turnaround plan that led to a solid financial and operating profile. This foundation now prepares us for sustained growth and value creation in 2024 and beyond. In this 2023 annual report, we detail how we have met all the commitments made for the year, a testament to our team’s hard work, passion, and unwavering dedication. Committed to Best-in-Class Governance and Leadership Team Ethical leadership is firmly embedded in our corporate culture, and we want to operate with the highest standards of governance. To further strengthen our corporate governance, the company announced important changes at the beginning of 2024 as part of our strategic roadmap to separate Grifols’ ownership and management. Raimon Grifols and Victor Grifols have thoughtfully decided to step down from their executive roles after years of leadership service in the company, and they will continue as proprietary directors on the Board. Over the past few months, we have also been assembling a team of leaders through new appointments to key positions, with the aim of enhancing certain functions and complementing the existing team of experienced Grifols leaders. This team will be under the leadership of a new CEO, Nacho Abia, who will join the company on April 1, 2024, while I will continue to serve as Executive Chairperson during a transition period. Nacho and I will work hand in hand to ensure that Grifols realizes its full potential during this important time for the company.

2023 Integrated and Sustainability Annual Report Introduction 6 Strategic partnership: joining forces with Haier Group We closed the 2023 fiscal year with an important announcement: our strategic alliance with Haier Group and their acquisition of 20% of our Shanghai RAAS capital for USD 1,800 million. This partnership enables us to reduce our debt levels while securing a strategic foothold in China, with our sights set on further developing the Chinese plasma industry and exploring new opportunities and synergies in the diagnostic sector. Solid performance, with plasma and Biopharma as growth drivers Grifols’ business units reported solid performance in 2023, with an all-time high of EUR 6,592 million in total revenues. Positive market dynamics, including strong demand for our key proteins in conjunction with the recovery of plasma volumes were critical to these positive results. Among our commercial milestones were the launch of the subcutaneous immunoglobulin Xembify in several European countries and Australia, the first exports of Biotest albumin to China, and the commercial expansion of Tavlesse and Vistaseal. The Diagnostic Unit also made important inroads, including the U.S. launch of AlphaID At Home, an innovative solution to detect alpha-1 deficiency, a genetic disease whose symptomology is similar to COPD. In parallel, Bio Supplies unit continued to maximize its full potential. Innovation continues to serve as a powerful growth engine We continued to drive innovation by making solid progress in all of our priority projects, including clinical trials with Xembify to prevent infections in patients with chronic lymphocytic leukemia, alpha-1 in pulmonary emphysema, and albumin in decompensated cirrhosis. In February 2024, we announced that the phase 3 clinical trial of Biotest’s fibrinogen concentrate met all the primary endpoints, yielding positive results. The next steps include initiating regulatory processes in Europe and the U.S., where it will become the first fibrinogen concentrate approved for acquired fibrinogen deficiency, with a potential market valued at up to 800 million dollars. Creating value guided by the principle of Sustainability Grifols’ Sustainability Plan, which is aligned with the UN Sustainable Development Goals (SDGs), is part of our strategic plan. We aim to create shared value, positioning ourselves for growth by combining strong financial performance with contributions to sustainable development and social progress. The following pages provide an overview of our organization’s performance, covering our impact on the environment, society, and economy, along with our commitments to donors, patients and employees, our most valuable asset. We expect the strong momentum from 2023 to carry into the future, positioning Grifols for long-term sustainable value delivery with our enhanced governance and leadership. I also want to express my immense pride in the Grifols team, whose dedication and talent have been crucial to our success during this transformative year. To everyone who has trusted us and continues to believe in us, my sincere thanks. Thomas Glanzmann Executive Chairman and CEO

2023 Integrated and Sustainability Annual Report Introduction 7 Highlights 23,741 employees *Including Biotest 58% of employees are women 2,579 USD million value created for donors and communities 27,370 USD million value created for patients 6 therapeutic areas + boost in diagnostic 6,592 euro million all-time highs in REVENUE *Including Biotest 1,251 euro million 19% EBITDA MARGIN *Including Biotest 6.3X reduction DEBT RATIO 920,000+ 800,000+ donors patients treated *Including Biotest 5,582,576 training hours 69% delivered to women 57.5% 42.3% 0.2%

2023 Integrated and Sustainability Annual Report Introduction 8 Recognition for efforts to promote equality, diversity and inclusion Listing in the Bloomberg Gender-Equality Index for the third consecutive year. Grifols continues to make progress on its corporate governance commitments Thomas Glanzmann is appointed as Grifols’ Executive President and CEO; Raimon Grifols Roura as Chief Corporate Officer and Vice Chairperson of the Board; and Víctor Grifols Deu as Chief Operating Officer. Víctor Grifols Roura was named as an honorary chairperson following his retirement from Grifols’ Board of Directors. . Distinction among the world’s most sustainable companies. Inclusion in the Dow Jones Sustainability Index (DJSI) World for the third consecutive year and DJSI Europe for the fourth consecutive year. Grifols following a clear roadmap to separate management and ownership This carefully planned transition will culminate in 2024* following the company’s complete post-pandemic recovery. **For further details, see the OIR sent on February 5, 2024. Strategic alliance reached with Haier Group and divesture of 20% stake in Shanghai RAAS for USD 1,800 million Revenues will be allocated to reduce debt; Grifols maintains a significant share of Shanghai RAAS and renews its exclusive distribution agreement for albumin. Grifols receives FDA approval for expanded IVIG purification and filling plant at its Clayton manufacturing campus Grifols increases its Gamunex® production capacity to 60 million grams and continues its efforts to obtain FDA clearance for Xembify (SCIG). Global collaboration and licensing agreement signed with Selagine This alliance will facilitate the development of an immunoglobulin eye drop to treat dry eye disease, which affects over 100 million people worldwide. Araclon Biotech presents positive phase II clinical trial results for its Alzheimer’s vaccine at CTAD Findings confirm the vaccine’s safety, tolerability and robust immune response in early-stage Alzheimer’s patients. Milestones in 2023 * For more details, see ORI submitted on February 5, 2024.

2023 Integrated and Sustainability Annual Report Introduction 9 EU market launch of Xembify® Spain became the first EU market to offer Grifols’ SCIG, with plans to expand to other European countries in 2024; the product has been available in the U.S. market since 2019. Grifols’ U.S. launch of AlphaID™ At Home, a free home-care test to detect the genetic risk of alpha-1 antitrypsin deficiency (AADT) Results from a small sample of saliva, avoiding the need to visit a healthcare professional to discern the risk of AADT. Successful execution of an operational improvement plan, leading to annualized cash cost savings of more than USD 450 million The plan included optimizing plasma costs and operations, streamlining corporate functions and other initiatives to drive greater organizational efficiency. Grifols subsidiary GigaGen joins forces with the National Cancer Institute to develop its first oncology candidate, GIGA-564 GIGA-564 already received FDA approval as an IND. Grifols expands in Egypt PPTA certifies Grifols Egypt’s first plasma donation centers under the International Plasma Quality Program (IQPP). The first medicines produced with Egyptian plasma have already been delivered to the country. Agreement with Canadian Plasma Resources to boost the country’s self-sufficiency of immunoglobulins Includes the acquisition and opening of new plasma donor centers and collaborations with the Canadian Blood Services to increase the country’s supply of plasma.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 110

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 11 Understanding Grifols Grifols is dedicated to enhancing the health and well-being of people around the world. Since 1909, we have strived to promote innovation and advance plasma science and diagnostic solutions to make a positive social impact. Guided by our longstanding solid values and ethical principles, we integrate responsible and sustainable business practices in all of our operations. WE ARE GRIFOLS • A global company that works every day to improve people’s health. • A world leader in plasma therapies and transfusion medicine. • We act as a bridge between donors and patients. Our essential medicines create value. • More than 115 years of history and the legacy of 4 generations serving society. • We promote science, innovation, and sustainability to improve people’s life. BUSINESS UNITS AMONG THE WORLD’S MOST SUSTAINABLE COMPANIES Plasma Procurement and Biopharma Plasma procurement, production and commercialization of plasma and non-plasma solutions. 85% over revenues Diagnostic Leading-edge diagnostic solutions for blood and plasma analyses. 10% over revenues Bio Supplies High-quality biological products for non-therapeutic use. 2% over revenues Others Specialty pharmaceuticals and hospital management solutions. 3% over revenues 2024

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

We address the needs of thousands of patients

Grifols strives to generate long-term sustainable value for all of its stakeholder groups, with a clear emphasis on patients and donors, whose generosity makes our plasma-derived therapies possible.



Therapeutic areas
6

Treatments
Plasma and non-plasma therapies

Diagnostic solutions
Transfusional and Clinical

Immunology and Neurology

Immunodeficiencies and autoimmune disorders

Flebogamma DIF, Hypermunes, Gamunex-C, Xembify, Tavlesse, HyperRAB

Pulmonology

Alpha-1 antitrypsin deficiency

Prolastin-C Liquid, AlphaID, Prolastin

Hematology

Hemophilia and other bleeding and clotting disorders

Thrombate III, Profilnine Factor IX Complex, Alphanate, AlphaNine, Koāte-DVI, VistaSeal™/MC, Fanhdi, VeraSeal®

Hepatology / Intensive Care

Hypovolemia and hypoalbuminemia in liver diseases, cardiac surgery, severe infection and other conditions.

Albutein, Human Albumin Grifols, Albutein FlexBag, Plasbumin

12

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 13 Since Grifols closed its Biotest investment in April 2022, both companies have closely collaborated to increase the availability of plasma therapies for the benefit of patients Workforce 2,300+ Donor plasma centers 33+ Immunology and Neurology Hematology Hepatology / Intensive Care Innovation Strategic projects advanced: 2 Fibrinogen IgM (Trimodulin) Joining forces with Biotest

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 14North America Corporate Headquarters Industrial Facilities R&D Centers Biopharma Centers Diagnostic Centers Bio Supplies Centers Others Centers Plasma Donor Centers Denver Memphis Montreal Emeryville San Carlos South San Francisco Los Angeles San Diego Raleigh-Durham Clayton Research Triangle Park NORTH CAROLINA HUB CALIFORNIA HUB Our global footprint Clayton Denver Emeryville Los Angeles San Diego Memphis Montreal North Carolina Hub Research Triangle Park California Hub San Carlos South San Francisco Los Angeles San Diego Emeryville U.S. 286 Canada 2 Clayton Los Angeles Montreal Raleigh-Durham Emeryville Raleigh-Durham San Diego Memphis Denver

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols


Barcelona
Bilbao
Zaragoza
San Sebastian
Murcia
Andorra
Dublin
Düdingen
Leipzig
Dreieich
EUROPEAN HUB
China
Egypt
Melbourne

RoW

Melbourne	China

Melbourne	Egypt **9**
	China **(SRAAS)**

Europe

Barcelona	Germany **58** Hungary **19** Czech Republic **14** Austria **3**	Barcelona Bilbao Dublín Düdingen Dreieich Leipzig Murcia San Sebastian	**European Hub** Dublin Andorra Barcelona Bilbao Zaragoza Düdingen Dreieich

Barcelona Dublin Dreieich	Barcelona Bilbao Düdingen	Leipzig	Barcelona Murcia San Sebastian

15

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 16 Our business model creates value GOAL Enhancing global health helping people live longer and better lives. AMBITION Increase our positive impact to strengthen our sustainable business model. WE ARE GUIDED BY CLEAR OBJECTIVES AND CORE VALUES WITH A STRATEGIC VISION AND THREE ESSENTIAL AREAS OF EMPHASIS VALUES Honesty Ethics Transparency Compliance Integrity Human rights Independence Sustainability Safety & Quality INNOVATION ETHICAL COMMITMENT FINANCIAL PERFORMANCE SUSTAINABILITY PLAN STRATEGIC PILLARS Commitment to patients and donors Employee pool Social impact Environmental responsibility

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

OUR ACTIVITY HAS A POSITIVE IMPACT

VALUE CHAIN

Donors · Production · Distribution · Patient

Input

Donors

920,000+ donors
390+ plasma centers

Innovation

Robust ecosystem
6 therapeutic areas

Employees

23,741 employees
58% women
92 nationalities

Governance

New leadership
36% women board members

Resources

382 M€ net R&D investment*
210 M€ CAPEX*

Planet

32.8 M€ environmental investment
3.6 Mm³ water consumption
928 M kWh energy consumption
34.27% renewable electricity

Value creation

Patients

800,000+ treated
27,370 M$ value creation (SROI**)
6x quality of life improvement***
8.3 M€ product donations
7.7 M€ patient programs and organizations

Employees

5,582,576 training hours
852 employees with disabilities*
99% permanent contracts
69% training hours delivered to women

Resources

6,592 M€ revenue*
1,251 M€ EBITDA*
695 M€ total tax contributions
23.5 M€ social contribution

Planet

83% recovered ethanol
50% recovered waste
33% GHG Emissions reductions in relation to sales (Scope 1, 2 & 3)

* Including Grifols and Biotest.
** Calculated with Social Return of Investment methodology, described in appendix.
***In relation to the cost of treatment. Improvement in quality of life calculated using SROI methodology.

17

18 Sustainability and human rights “Corporate sustainability is key. Companies will either be sustainable or they won’t be. It is time to practice a new way of doing business. Sustainability transforms companies by making it easier to find business opportunities linked to sustainable development.” António Guterres, Secretary-General of the United Nations BOLD FORWARD STEPS OUR SUSTAINABILITY EFFORTS ARE GLOBALLY RECOGNIZED l A bridge between donors and patients More treatments thanks to the generosity of our donors l Sustainable business model We add value to the economy, society and the environment l Robust governance We have strengthened our leadership team l Transformation underway We have clear priorities l Commitment to the UN Global Compact We do our bit to contribute to a sustainable transformation l Roadmap for Grifols 2030 Agenda 30 goals structured around six SDG-aligned pillars A HOLISTIC VIEW OF SUSTAINABILITY Grifols’ commitment to sustainability is driven from its topmost echelons and firmly embedded into its corporate governance system. The company’s strategic roadmap includes six core pillars to help address the world’s most critical challenges: Commitment to Donors and Patients, Environmental Responsibility, Social Impact, Ethical Commitment, Innovation, and Our People. Around the world, Grifols’ employees all share the firm’s staunch dedication to sustainability, working together to build a solid business model that creates value for all stakeholders. 2024

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 19 Sustainability as a roadmap Grifols has made major strides in recent years to integrate sustainability into its business model and elevate the positive impact and value generated by its operations. This objective is reflected in Grifols’ Sustainability Policy and 2021-2023 Sustainability Master Plan, which is included in its Strategic Plan and aligned with the United Nations Sustainable Development Goals (SDGs). Numerous policies, programs and formal commitments support Grifols’ Sustainability Policy to promote the material aspects of its activity from an ESG perspective. Grounded on a thorough analysis of Grifols’ relevant or material aspects, the Sustainability Master Plan outlines the 30 corporate objectives included in Grifols 2030 Agenda. Our Sustainability Master Plan is grounded on 6 Pillars MAIN PILLARS CARING ABOUT OUR PEOPLE COMMITTING TO SOCIETY Our Aim: employees feel they are part of a company that promotes diversity, continuous development, equal opportunities, gender equality and that strives to improve well-being at the workplace Our Aim: healthier and wealthier society, by positively contributing to social progress, supporting organizations and actively participating in local communities FOSTERING HEALTH EMBRACING NATURE Our Aim: solid community where every donor feels valued for its commitment and understands its impact beyond compensation, and every patient receives the treatment it requires Our Aim: advance towards the common good of having healthy places to live, work and play, by raising awareness on the need to protect the planet TRANSVERSAL PILLARS ENCOURAGING ETHICAL PRACTICES FOSTERING INNOVATION Our Aim: placing human rights at the core of our practices and having the highest ethical standards integrated throughout the supply chain Our Aim: scientific progress addressing the needs of our patients, lead by our pioneering spirit and protecting the rights, safety and well-being of clinical trial participants Access to: Grifols’ Sustainability Policy Sustainability Master Plan 2030 Agenda Overview of all Grifols policies: “Corporate Governance” We align our “ activities with the Sustainable Development Goals.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 20 Materiality Grifols conducts an annual materiality analysis to identify the most relevant issues related to its economic, social and corporate governance (ESG) performance. The study’s findings and the contents of the Integrated Annual Report are approved by Grifols’ Board of Directors. In 2023, the materiality analysis followed a methodological approach grounded on universal GRI 3 standards: Material Topics 2021 and the ESRS 1 (EU Sustainability Reporting Standards) methodology, developed by the EFRAG (European Financial Reporting Advisory Group). This two-pronged materiality approach facilitated the analysis of Grifols’ activity, products and value chain on the environment, as well as the environmental impacts and opportunities that could influence its financial performance. The methodology comprised three blocks: (1) defining the material issues to report; (2) identifying impacts, risks and opportunities; and (3) assessing and prioritizing material issues according to the identified impacts, risks and opportunities We follow a “ double materiality approach by addressing how our business impacts its surroundings and how external factors impact our financial performance. Define material aspects to report: context assessment As a starting point, the identification of material matters in 2023 began with those detailed in the 2022 double materiality analysis, with updates to reflect the current methodology, company context, business climate and information analyzed through the contextual assessment. Also examined were data from industry studies, national and international media outlets, and a benchmark of the industry’s core companies. This first step entails an internal and external analysis to gather the requisite qualitative and quantitative baseline information. Through this context assessment, Grifols is able to identify potentially material issues for its main stakeholders from an ESG standpoint. Grifols’ business activities and relationships and their associated sustainability context were evaluated taking into account its main stakeholders and business partners. 1.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 21 Material matters identified in the 2023 double materiality analysis Topic Related aspects Link to Grifols’ strategy Priority SDG Water ● Water consumption management ● Wastewater management ● Local constraints and water stress ● Environmental Responsibility Climate action ● Decarbonization strategy ● Climate risk and opportunity management ● Climate adaptation measures Pollution ● Prevention of air, water and soil contamination Circular economy and waste and resource management ● Efficient management of resources ● Responsible management hazardous and non-hazardous waste Energy transition ● Consumption and promotion of the use of renewable energy Employee commitment ● Talent attraction and retention ● Employee development ● Occupational well-being ● Diversity and inclusion ● Our People Contribution to health (patients and society) ● Access to treatments ● Education and awareness of treatments ● Social Impact ● Commitment to Donors and Patients Contribution to society ● Social and philanthropic contributions ● Commitment to communities of operation ● Foundations ● Social Impact Human rights ● Identification of human rights risks ● Human rights due diligence ● Ethical Commitment Plasma and donors ● Commitment to donors ● Ethical standards in plasma donation ● Donor eligibility ● Safety in the plasma donation process ● Commitment to Donors and Patients Innovation and knowledge generation ● Innovation strategy and investment ● Intellectual property ● Research projects ● Innovation Data protection and cybersecurity ● Data privacy ● Cybersecurity to protect information ● Social Impact Product safety and quality ● Supply chain quality management ● Product quality and safety standards ● Traceability ● Product recall management ● Commitment to Donors and Patients Ethical code and good management practices ● Code of ethics and whistleblowing channels ● Anti-corruption, bribery and money laundering ● Risk management ● Responsible marketing ● Ethical Commitment

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 22 Identify impacts, risks and opportunities ● Fundamental provisions of the International Labour Organization (ILO). ● Donor and patient resources related to the Plasma Protein Therapeutics Association (PPTA). ● Public information disclosed by the World Health Organization (WHO) on public health systems, with a focus on the U.S. and Europe. ● Public information from the World Federation of Hemophilia. ● Public information from the American Liver Foundation. ● Public information from the International Patient Organisation for Primary Immunodeficiencies (IPOPI). ● Impact analysis on communication outlets, with the specific focus on local communities where Grifols operates. ● Results of Grifols’ most recent global employee survey. In line with CSRD requirements, next year’s double materiality analysis will include direct consultations with Grifols’ main stakeholders to isolate and evaluate related impacts, risks and opportunities. The results of previous materiality analyses and context assessments were used as a baseline to identify material aspects of Grifols’ activity that could affect its environment and stakeholders, both directly and through its value chain, as well as the environmental risks and opportunities that could influence its financial performance. In line with the requirements of the new European directive on corporate sustainability reporting (CSRD), a study of different organizations and representative documentation (proxy) was carried out to make sure stakeholder needs and interests were identified and integrated into the definition and evaluation of impacts, risks and opportunities. These perspectives include those of donors, patients, employees, public healthcare systems, foundations, NGOs and local communities. Specifically, the organizations, surveys and documentation analyzed to incorporate stakeholder perspectives were as follows: 2.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 23 Evaluate and prioritize material aspects according to identified impacts, risks and opportunities Evaluation of risks and opportunities Risks and opportunities are derived from the previous phase and evaluated using the following variables: • Probability of occurrence of each risk and opportunity • Magnitude or scale of each risk and opportunity in terms of their degree of significance in the case of occurrence. The results of this evaluation were validated by both Grifols managers and industry experts. Each issue encompasses the most relevant impacts, risks and opportunities and is represented through a materiality matrix, which interrelates the results from impact and financial perspectives. Material issues are prioritized by taking the arithmetic average of each identified impact, risk and opportunity, and calculating its probability and severity. Based on these results, the degree of materiality can be assessed from both impact and financial perspectives. Impact evaluation For each of the aforementioned impacts, the following indicators are analyzed: • Probability of the impact’s occurrence: This indicator is not evaluated for current impacts since they are happening in present time. Similarly, this indicator is not assessed for human rights-related impacts in accordance with best practices to assure a greater preponderance of severity. . • Severity of the impact taking into account the following factors: – Scale: level of severity of the impact. – Scope, extent of the impact, e.g., the number of individuals affected or magnitude of environmental damage. – Irremediability: degree of difficulty involved in counteracting or correcting the resultant damage. For the positive impacts, this indicator has not been evaluated. 3.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 24 IMPACT MATERIALINY FINANCIAL MATERIALINY 5 4 3 2 1 1 2 3 4 5 1. Minimum 2. Low 3. Medium 4. High 5. Very high ENVIRONMENTAL ASPECTS 1 Water 2 Climate action 3 Pollution 4 Circular economy and waste and resource management 5 Energy transition SOCIAL ASPECTS 6 Employee commitment 7 Contribution to health 8 Contribution to community GOVERNANCE ASPECTS 9 Human rights 10 Plasma donors 11 Innovation and knowledge generation 12 Data protection and cybersecurity 13 Product safety and quality 14 Ethical code and good management practices 9 11 13 12 10 14 3 2 4 1 5 7 8 6 Materiality matrix Worth noting in 2023 is the inclusion of two new topics in the double materiality analysis: water and pollution. Also, energy efficiency was reclassified as energy transition to reflect all issues entailed in the shift to a low-carbon economy and the growing use of energy from renewable sources. Finally, Circular Economy and Resource Management was renamed Circular Economy and Waste and Resource Management to place greater emphasis on Grifols’ management of impacts, risks and opportunities derived from the waste it generates, which it already oversees. Based on the results of the double materiality analysis carried out for the 2023 fiscal year, Grifols’ priority material are outlined in the next page. In relation to the risks identified in the double materiality analysis, these are fully integrated into the company’s ESG risk management system, and are developed in the “Risk management and control” section of this report. The materiality of each type of impact is defined as follows: 1. The degree of materiality of a real negative impact is determined by scale, scope and irremediability. 2. The degree of materiality of a potential negative impact is determined by scale, scope, irremediability and probability. 3. The degree of materiality of an actual positive impact is determined by scale and scope. 4. The degree of materiality of a potential positive impact is determined by scale, scope, and probability.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Grifols' priority material matters

Matters	Climate action	Human rights	Contribution to health (patients and society)
Topics included	Decarbonization strategy Climate risk and opportunity management Climate change adaptation measures	Identification of risks Due diligence	Access to treatments Education and awareness on treatments
Why is it material?	For Grifols, promoting decarbonization of the economy and minimizing the environmental impact of its direct activity and value chain is a core strategic priority. The company understands the risks caused by the climate emergency and their global impact on human health and, by extension, on all of its stakeholders.	Promoting and fostering respect for human rights is a transversal and organization-wide effort articulated by various strategic priorities and commitments to donors, patients, employees and other main stakeholders.	Supporting and improving people's health is Grifols' core mission and the bedrock of its business model. For this reason, all health-related commitments are essential in the development of its business activities and stakeholder relations.
Impact on the company	Grifols recognizes the risk that climate change poses to its business model and the potential ramifications on its production capacity and supply chain. As part of its analysis of climate risks and opportunities and in line with TCFD recommendations, Grifols identified nine physical risks and 20 transition risks with a possible organizational impact. In addition, Grifols reserves a portion of its environmental program's financial resources to reduce atmospheric emissions and energy.	Grifols understands the need for fundamental bioethics principles to always underpin its activities and shape its decision-making and management systems. The company allocates financial resources for due-diligence processes and audits in which human rights issues are thoroughly reviewed.	Grifols understands that its ability to advance and sustain its business depends on trust with donors, patients and other main stakeholders. To this end, it dedicates resources and efforts that have a financial impact to reinforce its stakeholder relations.
Business strategy	Grifols adopted several objectives and targets as outlined in its 2023-2026 Environmental Plan to manage the impacts, risks and opportunities related to this issue and maximize its corporate performance. The company monitors the compliance of each objective noted in the "2023-2026 Environmental Plan" section of this report. Moreover, it has also committed to establishing SBTi-aligned reduction targets. Grifols' Climate Action Policy details its core commitments in this area, which are incorporated into its Sustainability Policy, Environmental Policy and Energy Policy.	Grifols has a due diligence process based on its Human Rights Policy to guide the management of related impacts, risks and opportunities. At the same time, it also has detection, evaluation, management, mitigation, complaint and redress processes. In this way, Grifols defines its commitments, objectives and action plans regarding the respect and promotion of human rights.	The management of the potential impacts, risks and opportunities of Grifols' activity, both directly and throughout its value chain on patients and society, is detailed in the "Our Commitment to Patients" section, including diverse commitments and programs to broaden access to treatment and other actions.
Tracking metric	tCO_2e €M allocated to reduce atmospheric emissions, energy and others.	Number of complaints regarding human rights violations.	Number of donors. Number of patients treated. Social value created for donors, communities and patients (€M). Number of inspections carried out by regulatory bodies in plasma donations centers. Number of plasma donation centers.
Integration in risk management	The risks included in the climate change issue are fully integrated into Grifols' risk management system. The risks identified and their corresponding mitigation actions are further developed in the "Environmental Responsibility" chapter.	The risks identified under the material matter of human rights are fully integrated into Grifols' ESG risk management system and described in greater detail in the "Sustainability and Human Rights" section.	The risks identified regarding this material matter are fully integrated into Grifols' ESG risk management system and described in greater detail in the "Corporate Governance" chapter.
Main impacts, risks and opportunities detected	**Main impacts**: - Adaptation to climate change - Contribution to climate action (scopes 1,2 and 3) - Reduction of GHG emissions **Main risks and opportunities:** - New legal requirements related to GHG emissions and climate risk management The strategy and action plans to manage these impacts, risks and opportunities are further developed in the "Environmental Responsibility" chapter.	**Main impacts**: - Human rights violations in the supply chain - Cases of human rights violations - Promotion and protection of human rights **Main risks and opportunities:** - Human rights violations on behalf of Grifols suppliers - Grifols employees who violate human rights (ex: gender discrimination claims) The strategy and action plans to manage these impacts, risks and opportunities are described in greater detail in the "Ethical Commitment" section.	**Main impacts**: - Increasing people's life expectancy - Improving the quality of life of patients, including children and young people **Main risks and opportunities:** - More public information related to health - Possible side effects of treatments The strategy and action plans to manage these impacts, risks and opportunities are further developed in the "Commitment to donors and patients" chapter.

25

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 26 Stakeholder relations Grifols recognizes the crucial role that stakeholders play in its long-term success and sustainability. Through its stakeholder engagement strategy, the company strives to build relationships of trust founded on transparency and effective dialogue. By reinforcing these critical relationships, Grifols is able to identify the most relevant stakeholder issues and detect new sustainability-related trends. Grifols’ stakeholder management COLLABORATION ● We foster collaboration with our stakeholder groups to advance our purpose and progress on achieving Grifols 2030 Agenda objectives. DIALOGUE ● We encourage the participation and involvement of our stakeholders by offering platforms for dialogue and forums that foster active listening. CONTINUOUS IMPROVEMENT ● We routinely review stakeholder relationship mechanisms to ensure they respond as efficiently as possible to their current needs. TRANSPARENCY ● We assure transparency in stakeholder relations and financial and non-financial disclosures by sharing truthful, relevant, complete, comparable, clear, up-to-date and useful information. The primary reporting platforms on Grifols activities include the Integrated Annual Report; quarterly earnings presentations; specific reports, primarily those generated to comply with legal requirements in the U.S., where Grifols securities are also traded (20F); publications on global and local websites; and social media outlets (LinkedIn). COMMITMENT ● Grifols provides information to its stakeholders in a clear, concise and ethical manner.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 27 Primary communication channels with stakeholders Grifols has identified and implemented solid communication channels to promote dialogue and interaction with stakeholders and detect their needs and expectations. The following table offers a summary of Grifols’ communication outlets for its different stakeholder groups: PATIENTS AND PATIENT ASSOCIATIONS ● Grifols’ lines of communication include electronic and phone channels. The company contacts patient associations every month to discuss topics of interest and update them on Grifols’ activity. In addition, the company occasionally organizes meetings and visits to its corporate headquarters, production facilities and museums. PLASMA DONORS ● Grifols informs plasma donors via its website, educational videos and other communication outlets. Donors can also contact the company at its plasma collection centers and corporate website. Grifols conducts surveys to discern donors’ level of satisfaction and detect areas for improvement. CLIENTS ● Grifols engages with customers (public and private sector; wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals, and healthcare institutions (public health/social security systems) to provide clear and comprehensive information all of its products and plasma needs. REGULATORY BODIES ● Grifols uses formal channels to communicate with regulators such as the FDA, EMA, AEMPS and other regulatory authorities on issues relating to clinical trials, authorizations for plasma donation centers, validation of production facilities and other related clearances for the sale of plasma-derived therapeutic treatments, including new medicines and indications. SUPPLIERS (NON-PLASMA) ● Formal communication channels are used during certification, evaluation and auditing processes, while informal channels are used for day-to-day communication. LOCAL COMMUNITIES AND NGOs ● Grifols collaborates with several NGOs, both directly and through its foundations, to support community initiatives in its markets of operation. MEDIA OUTLETS ● Grifols maintains clear and transparent communication with journalists and other media representatives. The company publishes press releases to announce important events such as quarterly and annual results, and hosts at least one meeting per year to coincide with its General Shareholders’ Meeting. SCIENTIFIC COMMUNITY AND RESEARCH COLLABORATIONS ● For Grifols, collaborations with research partners and other scientific institutions play a critical role in driving the continuous innovation of its products and processes. The company participates in R&D initiatives, investments and partnerships with members of the scientific community, among other activities. FINANCIAL COMMUNITY ● Grifols discloses significant information in compliance with the legal norms established by regulators and the securities markets on which it is listed (CNMV, SEC, NASDAQ, ISE), using the appropriate channel for each entity. ● Grifols also communicates with shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including the General Shareholders’ Meeting, business meetings, analyst calls and roadshows. The company also publishes an annual report, quarterly reports and press releases on its corporate website, which are sent, if necessary, to interested parties subscribed to its distribution lists. ● Every year, Grifols holds a meeting exclusively for analysts and investors, which features more in-depth presentations. The company also has a dedicated email channel for the investment community to receive and respond to feedback and queries. EMPLOYEE POOL ● Grifols has a continuously updated employee intranet and viewing screens in several facilities featuring general-interest information. The company communicates with its employees via an internal magazine, semi-annual meetings and other official channels, and informal outlets for daily interactions. It also holds regular meetings with legal workforce representatives. ● The Human Resources team periodically conducts a climate survey to gain a deeper understanding of workforce needs. It has an email channel for HR queries and dedicated email for sustainability-related issues. INSTITUTIONAL ENTITIES ● The company establishes relationships with institutional bodies, trade groups and other professional organizations through both formal and informal channels. These interactions include the organization of forums, congresses and other business-related meetings.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Objectives with a clear timeline: Grifols 2030 Agenda

As part of its sustainability strategy, in 2021 the company established the Grifols 2030 Agenda, which contains 30 SDG-aligned corporate objectives. The company ratified these commitments again in 2022, establishing intermediate milestones with 2024 targets that are tracked and evaluated every year.

In 2023, the company advanced at a progress rate of over 90% on its intermediate targets, significantly narrowing the gap to achieving its Grifols 2030 Agenda objectives.

Commitment to donors and patients	Intermediate 2024	Status
• Achieve EUR **18** million per year in donations to support patient programs	€13M/year	✔
• Increase donations of clotting factors to **240** million IU	90M IU	✔
• Achieve **90%** approval among donors for positive customer service (good or excellent rating)	n/a	n/a*
• Attain **80**% referral rate from active donors	n/a	n/a*
• Increase ratings via the Donor Hub by **45%**	Same 2030 target	n/a*

Environmental responsibility	Intermediate 2024	Status
• **55%** decline in GHG emissions per unit of production	-15%	✔
• **15%** increase in energy efficiency per unit of production	+5%	✔
• **100%** electricity consumed from renewable sources	27%	✔
• Promote **decarbonization** in business travel and work commutes	Same 2030 target	✔
• Increase **circular economy** measures at each stage of the operational life cycle	Same 2030 target	✔
• Protect **biodiversity** in the company's natural areas to capture CO_2	Same 2030 target	✔

Social Impact	Intermediate 2024	Status
• Increase the number of social outreach initiatives and investments by **50%**	35%+ (initiatives) 13%+ (investments)	✖
• Allocation of **25%** of social initiatives for STEM scholarships for women	20%	✔
• Reach **$1** million in donations of products and medicines for emergency relief efforts	$750k	✔
• Increase funds for José Antonio Grifols i Lucas Foundation by **10%**	10%	✔
• Increase by **10%** the amount allocated to bioethics grants and by **20%** number of activities developed by Victor Grifols i Lucas Foundation	10%	✔

28

*During 2023, the donor satisfaction measurement system was under review, and there is not enough information available to assess progress against the initially set goals, although progress up to 2022 has been positive.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 29 Ethical commitment Intermediate 2024 Status ● Implement ESG criteria among suppliers up to 60-80% of total spending volume 25% 4 ● Maintain Biopharma claims ratio in ≤ 1/50,000 Same 2030 target 4 ● Maintain <1 critical deficiencies identified by external audits (health regulatory authorities) Same 2030 target 4 Our people Intermediate 2024 Status ● Impart 100 hours of training hours/year/person Same 2030 target 4 ● Deliver annual training to 70-80% of the workforce Same 2030 target 4 ● Increase percentage of women in Senior Manager roles to 50% 41% 4 ● Increase percentage of people with disabilities to 3-5% of total employee pool Same 2030 target 4 ● Ensure women comprise 50% of interviews for managerial positions 45% 4 ● Maintain employee turnover rate below industry average* Same 2030 target 4 ● Achieve 70% overall employee engagement rate per department 63% 4 ● 75% increase in installations certified as healthy workplaces 54% 5 ● 15% decrease in LTIFR (lost time injury frequency rate) 5,3% 4 ● 75% of installations with ISO 45001 certification 54% 4 * Not including employees at Grifols plasma donation centers. Innovation Intermediate 2024 Status ● Promote in-house and external innovation in core therapeutic areas ● Achieve 80%+ of milestones defined in key innovation projects ● Allocate at least 75% of R&D investment to new products and market development 4 w

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 30 Sustainability governance in Grifols Promoting sustainability is a core priority for Grifols’ corporate governance structure, which includes various mechanisms to ensure the compliance, coordination, execution and review of organizational objectives to continue to grow as a responsible, transparent company committed to its diverse stakeholder groups. Grifols’ main sustainability governance bodies Approval Board of Directors Supervision Sustainability Committee Audit Committee Appointments and Remuneration Committee Follow-up Sustainability Steering Committee Implementation Business Areas and Corporate Support Areas Sustainability Committee members James Costos President Independent Montserrat Muñoz Abellana Member Independent Enriqueta Felip Font Member Independent Núria Martín Barnés Secretary (non-member) Grifols has taken important steps in recent years to strengthen its corporate governance bodies • Formed by Grifols’ Board of Directors in 2020, the Sustainability Committee oversees the compliance of company’s ESG principles and commitments and good governance practices, while ensuring their alignment with its corporate culture. Its oversight ensures the upholding of stakeholder transparency policies, including financial and non-financial disclosures. The committee held four formal meetings in 2023. • The Sustainability Steering Committee is a multidisciplinary and international team created in 2021 coordinated by the Investor Relations and Sustainability Department, which reports to the Sustainability Committee. Among its functions, the committee fosters ongoing dialogue to identify, establish, implement and confirm compliance with Grifols Master Plan objectives, and generates and coordinates the reporting of non-financial and corporate sustainability information. Sustainability Committee rules of procedure

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 31 Incentives to promote sustainability The Appointments and Remuneration Committee conducted an in-depth review of the directors’ compensation policy and the company’s overall remuneration system, taking into consideration feedback received from shareholders, investors and other stakeholders. In general, remunerations for executive directors (executive chairperson and CEO, COO and CCO) include the following elements: (i) fixed remuneration to reward the performance of executive functions and (ii) variable remuneration to reward the fulfillment of corporate objectives (financial and non-financial), established to support Grifols’ long-term strategy and interests. Grifols’ COO and the CCO remuneration system also includes options on Class A shares to incentivize the attainment of its long-term strategic priorities, performance over time and sustainable value creation for stakeholders. Variable remuneration is subject to financial and non-financial metrics and parameters, among others, including a specific metric for environmental, social and governance (ESG) objectives. In 2023, 10% of variable remuneration was linked to ESG factors, 25% of which are environmental, 40% social and 35% good governance. More information: Remuneration Policy More details on Grifols’ remuneration system: “Corporate Governance” section. In 2023, 10% “ of variable compensation is linked to ESG factors: 25% environmental, 40% social and 35% good governance.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 32 Human rights: an essential pillar Respect for the intrinsic rights and dignity of every person is an essential prerequisite for Grifols. The key principles of bioethics guide the company’s research, development, manufacturing and marketing of its products, with the overarching aim of protecting the safety and dignity of everyone involved in the process, and promoting scientific progress within an ethical framework. Several regulations, declarations and codes govern the adoption of these principles, including the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and the UNESCO International Declaration of Bioethics and Human Rights (2005). In line with the foremost international benchmarks (United Nations Global Compact, United Nations Guiding Principles of Business and Human Rights, OECD guidelines for multinationals, and the ILO Declaration for Multinationals), Grifols has a comprehensivestrategy to promote and guarantee responsibility and commitment to human rights throughout all its activities. The 2030 Agenda for Sustainable Development and its Sustainable Development Goals highlight entrepreneurship, investment and innovation are the primary drivers of productivity, inclusive economic growth and job creation. Respect for human rights in business operations is another element common to many SDGs. We promote and guarantee human rights at the highest level of the organization: Board of Directors Sustainability Committee Four areas of action Grifols made significant efforts in 2022 and 2023 to analyze and review its due diligence processes, and integrate internal and external best practices in its business model. 1. Culture of understanding and respect for human rights 2. Human Rights Policy 3. Due diligence 4. Grievance mechanisms ● Reinforced corporate governance ● Increased awareness and education ● Promote transparency ● Concrete and measurable action plans ● Compiles and updates the values outlined in the Code of Conduct, which governs the behavior of everyone who works and collaborates with the group. ● Establishes the foundational principles on human rights governance and a general framework to detect, prevent, mitigate and correct negative impacts (actual or potential). ● Outlines clear principles to forge a culture of respect for human rights that guide all of Grifols’ stakeholder interactions. ● Integrates respect for human rights into management and policy-making systems. ● Analysis and identification of actual and potential adverse impacts. ● Manages the prevention, minimization and mitigation of impacts. ● Reporting of the results and remediation of human rights violations. Grifols Ethics Line

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 33 Grifols bolstered its human rights due-diligence processes in 2022 and 2023 by performing a thorough analysis to identify, prevent and mitigate related impacts and main risks. These findings were published in the 2023 Human Rights Due Diligence Report, which takes the entire value chain into consideration. This due diligence process and resultant reporting follows the Human Rights Based Approach (HRBA) and UN and OECD guidelines. By integrating international standards into its plans and processes, Grifols ensures adherence to the OECD’s due diligence phases and the human rights impact assessment (HRIA) created by the Danish Institute of Human Rights, a globally recognized methodology to detect actual and potential human rights impacts. In line with these frameworks, Grifols carried out the following actions: i) Considered not only the geographies where the company is most active but also those regions where the risk of human rights violations is inherently greater. This approach aligns with OECD recommendations and serves to enhance Grifols’ commitment to responsible business practices. ii) Assessed the adverse impacts of Grifols on the rightsholders across the entire value chain of the company, including tier I suppliers, joint ventures and others. This focus extends to the most vulnerable groups, including employees, third-party employees, local communities and other relevant rightsholders. iii) Identified mitigation and remediation measures related to the adverse impacts on human rights to understand Grifols’ ability to address and avoid those risks and support the disclosure of how they are managed. The evaluation process included the following phases: Integration Phase 1. Integrate respect for human rights into management and policy-making systems. On February 25, 2022, Grifols approved its Human Rights Policy under the supervision of the Sustainability Committee. The company’s Internal Audit Department periodically audits its systems to ensure compliance with the policy and improve procedures as necessary. In collaboration with other departments, the Investor Relations and Sustainability Department oversees the integration of respect for human rights into Grifols’ processes and activities in its markets of operation. The company has developed specific policies to address identified risks and reinforce its commitment to its main stakeholders1 .. Indentification and evaluation Phase 2. Identify and evaluate real and potential adverse impacts associated with Grifols’ operations, products or services. 2.1. Identify actual and potential impacts To identify actual and potential impacts on human rights, Grifols conducted a review of industry organizations, statements on conceptual frameworks, international frameworks and applicable human rights agreements.2 These were compared to the 35 human rights included in the Human Rights Impact Assessment and Management (HRIAM) Guide. After consolidating the list of human rights, 99 risks potentially relevant to Grifols’ activities were identified. Interviews were conducted with various departmental teams to compare the list of risks and assure alignment with current risk assessment procedures. The list resulted in 17 groups of risks associated with rights holders, countries that may be affected and their decision-makers. Due diligence 1. Plasma Donor Policy, Patient and Patient Organization Policy, Environmental Policy and Anti-Corruption Policy, among others. 2. ICCPR (International Covenant on Civil and Political Rights), ICESCR (International Covenant on Economic, Social and Cultural Rights), Universal Declaration of Human Rights (UDHR) and International Labour Organization (ILO), along with principles that Grifols supports, such as the Declaration of Helsinki and the Universal Declaration on Bioethics and Human Rights (UDBHR). In 2023, Grifols “ prepared a human-rights due diligence report, taking into account the entire value chain. Grifols’ due “ diligence analysis includes six phases to integrate, identify, assess, manage and report human rights issues.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 34 2.2. Assess actual and potential impacts The methodology followed by Grifols to assess current and potential human rights-related risks determines criticality by considering the severity and probability of an impact. Grifols’ internal audit area and enterprise risk management team worked closely together to align this methodology with the global corporate risk assessment. Meetings were held with the affected areas to help them evaluate and determine the criticality of both of actual and potential risks. Risk management and monitoring Phase 3. Detain, prevent and mitigating adverse impacts Grifols has a robust control environment to address adverse impacts, with a three-tiered approach that includes organizational controls such as the Code of Conduct and the whistleblowing channel. This system extends to human rights, diversity and anti-corruption policies, with a detailed accountability matrix to guarantee an integral risk management process. Phase 4. Track implementation and its results The company actively tracks the proper execution and effectiveness of its due diligence activities. Grifols’ comprehensive approach includes actions to identify, prevent, mitigate and, if necessary, remediate impacts. This continuous monitoring boosts the efficacy of mitigation measures by quickly implementing corrective measures to address the challenges detected in the analysis phase. Reporting and remediation of violations Phase 5. Reporting on how impacts are addressed Grifols discloses the results of its human rights due diligence both internally and externally. Publicly available on Grifols’ corporate website and on the employee intranet, these findings underline the company’s commitment to transparency and the robust risk management. Phase 6. Take corrective action or cooperate in its implementation where appropriate Grifols offers solid remediation mechanisms to help affected parties voice their concerns and seek solutions. The company recognizes this responsibility by establishing clear channels for filing complaints and resolving human rights-related disputes. More information: “Due Diligence Report on Human Rights”. Grifols discloses “ the results of its due diligence on human rights internally and externally.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Indentified risks

The following table details the impacts resulting from very high and high inherent risks, including the associated rights holders and mitigation measures in place to address these risks.

Identified Inherent Risk	Rightsholder	Mitigation measures		
		Entity level	Policies, procedures and training	Specific controls
Negative impact of processes on health	• Donors • Participants in clinical trials	✓ ✓	✓ ✓	✓ ✓
Breach Business Integrity (corruption)	• Local communities	✓	✓	✓
Not complying with the quality and safety of the product	• Patients	✓	✓	✓
Modern slavery	• Suppliers' employees	✓		
Not respecting children's rights	• Suppliers' employees	✓		
Violence at work	• Suppliers' employees	✓		
Failure to respect collective bargaining and the right of association	• Suppliers' employees	✓		
Not respecting privacy	• Suppliers' employees	✓		
Discrimination, lack of inclusion and diversity	• Donors • Patients • Employees	✓ ✓ ✓	✓ ✓ ✓	 ✓
Unhealthy atmosphere	• Local communities	✓	✓	✓
Failing to consider the dignity and security of participants in clinical trials	• Participants in clinical trials	✓	✓	✓
Failure to deliver accessible and affordable medicines	• Customers	✓	✓	✓
Inequitable and unfavorable working conditions	• Suppliers' employees	✓		

35

36 Grifols’ value chain Further integrate environmental, social and governance principles into our value chain to reinforce a differential patient- and donor-oriented business model that promotes quality, sustainability, transparency, respect for human rights, non-discrimination and equal opportunities. OUR ROADMAP. GRIFOLS 2030 AGENDA • Evaluate suppliers using ESG criteria • Maintain claims ratio in Biopharma: ≤ 1 per 50,000 units distributed • Achieve zero critical issues in external audits ETHICS SAFETY AND QUALITY TRANSPARENCY SUSTAINABILITY HUMAN RIGHTS LEGAL COMPLIANCE CORE FEATURES OF OUR VALUE CHAIN • Vertically integrated, from donor to patient • Global and diverse • Major strides in process optimization • Continuous improvement OUR PRIORITIES

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 37 In pursuit of excellence Grifols has a range of policies and procedures to advance its sustainable and responsible value chain, with quality and safety standards that far surpass regulatory compliance. In its ongoing quest for excellence, the company follows due-diligence procedures to prevent or mitigate all detected or potential adverse effects on human rights or the environment. Safety and quality are top priorities As a leader in global health care, Grifols does its utmost to guarantee the highest levels of quality and safety of its products and services. This core commitment is driven by senior management, ratified in the Code of Ethics and extensive to the entire organization. The Chief Quality Officer (CQO) makes sure that all safety and quality control processes are effectively managed and implemented. Grifols’ Corporate Quality Policy reflects its commitment to conduct all operations in adherence with the highest standards of quality and safety, and advance its mission of improving people’s health. In this way, Grifols creates sustainable long-term value for patients, donors, the healthcare community, collaborators and society as a whole. Grifols’ business units have robust policies and procedures to assure the highest quality, safety and efficacy throughout the value chain. Encompassing all corporate functions, the quality-assurance system delivers continuous employee training and development initiatives to continually advance Grifols’ quality and safety performance. Several internal committees routinely evaluate corporate processes and quality systems, including the monitoring of key performance and quality indicators. In 2023, Grifols received favorable outcomes from the audits and inspections carried out by global health authorities and organizations, evidence of its steadfast commitment to quality and safety. The company had no reported cases of regulatory non-compliance, monetary penalties, warnings or non-compliance with voluntary codes. Grifols’ business “ units have robust policies and procedures to assure the highest quality, safety and efficacy throughout the value chain. More details on Grifols’ Quality Policy

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 38 Supplier relations Grifols Corporate Procurement Policy defines common guidelines and procedures for purchasing processes and supply strategies, assuring all acquired goods and services are founded on transparent, objective, timely and cost-effective decision making. This policy ensures a more structured, consistent and homogeneous framework for purchasing processes throughout the organization, bolstering risk management and compliance with all policies, procedures, and internal and external controls. This policy places special emphasis on ethical, social, environmental and privacy criteria in alignment with the company’s health, safety and environmental policies. At the same time, it promotes the principles of sustainable procurement and topmost transparency in supplier relations, as defined in Grifols’ Human Rights and Sustainability Policies. Ethical compliance and respect for human rights are cornerstones of Grifols’ activity. To this end, the company requires all employees, external collaborators involved in its procurement processes to adhere to several core principles: compliance with rules and regulations; integrity, impartiality and fairness; transparency, confidentiality; and due diligence. The policy also encourages the integration of social and environmental requirements, specifications and criteria in all purchasing processes. In 2023, the company implemented a common procurement platform for all Grifols companies to bolster the group’s operational control and monitoring of supplier relations. Grifols is also rolling out new procedures and IT systems to improve supplier assessment and due diligence processes, and other measures related to recent regulatory changes under the Proposal for a Directive of the European Parliament and the Council on Corporate Sustainability Due Diligence (CSDDD). This proactive approach boosts Grifols’ ability to adopt industry best practices and adapt its systems to reflect the latest regulatory shifts, as well as better detect ESG risks and develop measures to minimize and resolve them. Through these actions, the company seeks not only to mitigate risks, but to support suppliers less versed in critical ESG aspects, including respect for human rights and emissions reduction, among others. More details on Grifols’ Procurement Policy. The new “ Procurement Policy integrates ESG standards and promotes maximum transparency with suppliers.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 39 Continuous improvement in the identification and management of risks in the value chain Grifols strives to incorporate greater sustainability, resilience and efficiency in its supply chain. To this end, the Global Procurement team recently implemented an automated supplier management system to identify and manage potential ESG risks and improve visibility throughout the supply chain. These robust analytical and data-driven resources allow Grifols to better detect supply risks and manage suppliers, leading to deeper connections and greater negotiation leverage. Using this system, the company expanded its monitoring scope of suppliers, which collectively account for over 50% of its procurement volume in 2023. Supplier qualification and evaluation In parallel, its Corporate Procurement Policy defines common guidelines for purchasing processes and supply strategies in order to promote long-term relationships and compliance with ethical standards. The Global Procurement area ensures the application of supplier management practices and performance metrics, as well as defines which are significant and, in turn, subject to greater ESG scrutiny. For this segmentation, Grifols bases its analysis on their category and the annual expenditure generated with the supplier. Grifols’ Supplier Qualification Management System assures all raw materials are subject to rigorous and continuous evaluation processes, including plasma from external suppliers and critical non-plasma suppliers. Grifols conducts routine supplier audits to guarantee compliance with GMP regulations and quality standards in all of its business units. +390 supplier “ audits performed in 2023.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Summary of Audits in 2023 - GRIFOLS

Business unit/Area	Type of supplier	Result			
		No. of quality audits	Favorable	Not favorable	Pending evaluation and final report
Plasma Procurement and Bio Supplies	Raw materials suppliers	49	43	6	0
	Distributors	3	3	0	0
	Transport companies	4	4	0	0
	Service suppliers	7	7	0	0
Biopharma	Raw materials suppliers	98	94	4	0
	Distributors	5	5	0	0
	Transport companies	9	9	0	0
	Service suppliers	32	31	1	0
Diagnostic	Raw materials suppliers	28	24	0	4
	Transport companies	2	2	0	0
	Service suppliers	3	2	0	1
Grifols global subsidiaries	Raw materials suppliers	1	1	0	0
	Distributors	17	17	0	0
	Transport companies	14	14	0	0
	Service suppliers	11	11	0	0
Others	Raw materials suppliers	67	67	0	0
	Transport companies	1	1	0	0
	Service suppliers	2	2	0	0

Summary of Audits in 2023 - BIOTEST

Plasma Procurement	Raw materials suppliers	0	0	0	0
	Service suppliers	4	4	0	0
Biopharma	Raw materials suppliers	12	12	0	0
	Service suppliers	24	24	0	0

40

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 41 Supplier relations: promoting ESG and human rights criteria This effort includes compliance with human rights; efforts to reduce greenhouse gas emissions; climate-change risk management; circular economy strategy; strategies to advance the United Nations Sustainable Development Goals (SDGs); and other ESG criteria used to measure corporate responsibility along environmental, social and governance dimensions. Code of conduct for suppliers Grifols has a code of conduct defining the minimum standards of ethical, social and environmental behavior for its suppliers, which are also required to comply with applicable country-specific legislation in their regions of operation. Framed from an ethical compliance perspective, the code of conduct regulates conflicts of interest, fair competition and commercial controls, the fight against bribery, corruption measures, the acceptance of gifts, and money laundering, as well as product quality and safety, clinical trials and animal welfare, among others. In terms of employee and human rights, it emphasizes respect for human rights and fair treatment, the elimination of forced or compulsory labor; and the effective abolition of child labor, among other criteria. At the same time, it addresses aspects related to health and safety, the environment and managerial systems. Grifols code of conduct for suppliers is publicly available at our corporate website. More information on Grifols’ human rights commitment: “Corporate Governance”. Due diligence in Grifols’ supply chain Biotest and Haema rolled out new management systems to comply with the recently enacted German Supply Chain Due Diligence Act (LkSG). In this regard, both companies developed new processes while enhancing existing ones to identify and analyze humans-rights and environmental risks throughout their value chains. These activities comprise both ad hoc and annual evaluations, with particular emphasis paid to risks with a higher likelihood of occurrence. Results are incorporated into the firms’ management processes, especially their supplier-management systems. On a broader level, the Global Procurement team makes ongoing efforts to ensure the firm’s supplier-relation procedures align with the most recent regulatory shifts. More information on Biotest’s regulatory compliance. More information on Haema’s regulatory compliance: Haema. Grifols’ supplier management “ model is continually being enhanced to ensure its main collaborators adhere to and conduct their operations in alignment with sustainable development policies and standards.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 42 Each Grifols business unit has its own unique value chain. Biopharma–the unit responsible for producing Grifols’ plasma-derived medicines–is the most relevant, accounting for 85% of the firm’s total revenues and the majority of its critical suppliers. Grifols’ value chain is characterized by the essential role of plasma donors (920,000-plus per year); lengthy production times (9-12 months); and rigorous controls in every stage of the value chain, both mandatory and voluntary. From Donors Plasma procurement Plasma collection ONLY QUALIFIED DONORS • Grifols has a donor safety corporate policy in place to ensure the health and safety of donors, as well as to guarantee the highest quality of donated plasma for the benefit of patients. Analysis of donated plasma SCREENINGS FOR VIRAL ANTIGENS OR ANTIBODIES • Analysis per unit of plasma: hepatitis A, B and C, HIV, parvovirus B19, etc. • Use of NAT, ELISA and other highly sensitive techniques. • Laboratories approved by FDA, EMA and other global health authorities. Inventory hold INVENTORY HOLD BEFORE USED IN PRODUCTION ACCORDING TO APPLICABLE REGULATIONS • New verification of samples to guarantee the absence of viral or pathogenic markers. Plasma Biopharma, a differential value chain

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

"Over 920,000 donors per year make it possible for us to serve more than 800,000 patients.

to Patients

Biopharma

Production

Quality management systems in manufacturing facilities

PRODUCTION WITH SUITABLE PLASMA

- Production stages include fractionation or separation of proteins, purification, specific stages of viral inactivation, dosage and conditioning. Adherence to Good Manufacturing Practices (GMP).

Elimination of viruses and other pathogens

EVERY STAGE OF THE PRODUCTION PROCESS

- Testing and elimination processes for potential pathogens, viral inactivation and virus removal techniques. Depending on the product, may also include pasteurization, heat treatment, solvent/detergent treatment and/or nanofiltration.

Sterile filling

FOLLOWING PURIFICATION

- Sterilization and dosing executed with an exclusive system developed and patented by Grifols Engineering.

Post-sales

Product tracking and traceability

- Identification of vials with a unique code and a retractable band on the capsule to ensure its inviolability and authenticity.
- Packaging marked with a holographic seal to assure inviolability and authenticity. Assignation of unique and traceable numerical series to prevent counterfeiting.
- PEDIGRI® system to provide healthcare professionals with detailed information on specific plasma used.

More information: "From Donors to Patients".

43

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 44 100% of Grifols’ “ team involved in quality control and safety processes receive specialized training. Plasma Procurement Regulation • WHO: recommendations for the manufacture, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941). • Directive 2002/98/CE, which establishes quality and safety standards for processes relating to human blood and its components. • EMA Guideline on Plasma-Derived Medicinal Products. • 21CFR Part 640: additional standards for human blood and blood products. • Local regulations in countries where hemoderivatives are distributed. • PPTA standards which Grifols adheres to voluntarily. • European Pharmacopoeia. • American Pharmacopoeia. Biopharma Regulation • Good Pharmacovigilance Practices, EMA. • Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640. • Good Manufacturing Practices, Pharmaceutical Inspection Co-operation Scheme (PIC/S). • European Pharmacopoeia. • United States Pharmacopeia. • Local regulations in countries where hemoderivatives are distributed. Internal control system Grifols ensures a robust quality control and safety system through a highly qualified staff; rigorous process and product designs; innovative Grifols-engineered technologies; and complete traceability from plasma donation to commercialization. The company’s quality assurance area supervises the materials and procedures used at every stage of the supply chain. This oversight includes controls in manufacturing processes and final products; review and follow-up of manufacturing procedures to ensure compliance with GMPs; and systems to escalate relevant events and take corrective actions through Grifols Quality Committees, which evaluate key performance indicators and quality markers. Grifols is a member of the National Donor Deferral Registry (NDDR), a voluntary self-regulatory initiative to guarantee the safety and quality of donated plasma, applicable to all U.S. donors. More information

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 45 External certifications External entities certify the quality systems of all Grifols’ production plants, including the manufacture of both medicines and medical devices. • Certifications of Good Business Manufacturing Practices from the European Union, the United States and other countries where required. • IQPP & QSEAL Certifications from the Plasma Protein Therapeutics Association (PPTA). • International Quality Plasma Program (IQPP) Certification, a voluntary standards program including the management of donors and plasma centers. • Quality Standards of Excellence, Assurance and Leadership (QSEAL) Certification, with voluntary membership and certification, applicable to the manufacture of plasma-derived medicines. More information Internal and external quality-control audits • Grifols’ leadership team defines and maintains the company’s quality management system, including routine in-house audits of plasma centers, laboratories, production facilities and warehouses to monitor quality standards and applicable regulation. • The Quality Audit area conducts routine reviews of all operations. • All plasma centers, manufacturing plants, warehouses and laboratories are routinely inspected by health authorities in the U.S. (FDA), Europe (EMA) and other countries in accordance with current regulations. • Plasma centers and fractionation plants are subject to regular PPTA audits.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 46 Patients and healthcare professionals: relationships built on trust As outlined in its Quality Policy, Grifols identifies the critical attributes of its products and carries out exhaustive controls on the quality of raw materials, manufacturing processes, and finished product testing. Grifols has pharmacovigilance agreements with all distributors, including those operating in countries with less advanced pharmacovigilance regulations, to ensure compliance with Grifols’ standards in this area. The pharmacovigilance program monitors for any adverse effects or reactions resulting from its plasma-derived medicines, while its surveillance system detects adverse reactions stemming from the use of its medical and in vitro devices. Both programs feature Health, safety and pharmacovigilance measures systems to report safety issues and suspected cases of adverse reactions. All activities and requirements of Grifols’ pharmacovigilance and surveillance systems are outlined in standard operating procedures and subject to routine reviews. The company conducts regular internal audits of these systems under its quality compliance protocols, which also undergo external inspections by the competent health authorities. Grifols never outsources its pharmacovigilance and surveillance of medical and in vitro devices to third parties. Grifols oversees a “ pharmacovigilance system to monitor plasma-based medicines and a surveillance system to monitor healthcare products.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 47 The information in Grifols’ product packages, leaflets and labels complies with the standards and regulations applicable in its countries of operation, the Good Manufacturing Practice (GMP) guidelines for pharmaceuticals, and country-specific regulations in other markets. In terms of Grifols medical and in vitro devices, their labeling, instructions for the use of reagents, and instrument user and software manuals comply with country-specific regulations (EN ISO 15223, among The product recall system is governed by the corporate policy for patient and customer safety. Additionally, this system is developed through standardized work procedures and is internally audited by the company to verify its effectiveness and alignment with current regulations. It is also inspected by competent health authorities. All Grifols teams involved in potential product recalls, whether voluntary or mandatory, receive specific training in proper incident management. Furthermore, Grifols conducts periodic product recall simulations to ensure that all crisis management procedures and protocols are functioning effectively and to identify any potential areas for improvement Packaging, leaflets and labeling Product recall system others), and incorporate mitigating measures detected via medical-device risk management systems (EN ISO 14971 Medical Devices) or measures required by global health authorities. All printed material is translated to the corresponding language, updated as required and accessible to users. The product claims and recall system includes procedures to notify healthcare authorities, patient associations and healthcare professionals regarding the potential risks of a recalled product. Grifols operates a customer service call center and has dedicated webpages for specific products to communicate potential risks. It also prohibits the use of any recalled product in clinical trials. In 2023, Grifols did not have any mandatory product recalls due to quality or safety concerns. The company’s and Biotest voluntarily recalled two batches of products. Grifols’ stringent controls ensure comprehensive compliance with quality and safety standards. Grifols’ system “ for claims and recalls is guided by standard operating procedures and internally audited to confirm their effectiveness and compliance with current legislation. It also undergoes inspections by the competent healthcare authorities.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 48 Grifols’ claims system, described in the corporate policy, registers and reviews all notifications received from healthcare centers, patients and users regarding consumer appraisals of possible quality issues. For medical devices, the management system for technical services is linked to the claims management system to ensure all client requests are evaluated. When subsidiaries or authorized call centers receive a complaint regarding a Grifols medicinal product or service, they immediately notify the relevant production installation, ensuring all complaints are properly channeled and analyzed through the claims system. Claims system The quality area of each business unit oversees the complaint process, which includes conducting the relevant investigations; verifying the implementation of corrective and preventive actions, if necessary; notifying relevant health authorities, if applicable; and informing the customer of the claim investigation’s findings. CLAIMS RATIO PER BUSINESS UNIT Biopharma 1 per 97,895 units distributed 2022: 1 per 77,806 units distributed Diagnostic 1 per 559,298 diagnostic tests 2022: 1 per 482,302 diagnostic tests Bio Supplies 1 per 2,777 units distributed 2022: No claims received Other (Medicines) 1 per 14,972,662 units distributed 2022: 1 per 5,848,478 units distributed Other (Medical devices) 1 per 50,005 units distributed 2022: 1 per 31,210 units distributed Biotest 1 per 26,111 units distributed 2022: 1 per 32,532 units distributed

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 49 Plasma medicines are prescription drugs that are primarily administered in hospital settings. As such, counterfeit products pose a grave risk to public health. Grifols collaborates with regulatory authorities to investigate and analyze suspected cases of counterfeit, and has an internal policy to prevent, detect and report counterfeit products. In this regard, any suspicious and identified cases of counterfeit medicines must be duly and expeditiously reported to the relevant authorities in adherence to the applicable regulations in force. Grifols uses track-and-trace technology to comply with product serialization and aggregation specifications required in certain countries and regions. These requirements include marking vials with a unique code before any plasma product is sold, and marking containers with a holographic seal to guarantee their inviolability and authenticity. Counterfeit drug prevention system Grifols conducts routine internal audits and inspections to confirm regulatory compliance, and performs due diligence on customers and distributors to verify they possess the requisite licenses to distribute products. Its anti-counterfeiting measures are also detailed in third-party contracts and quality agreements when applicable. Since 2021, Grifols is unaware of any actions resulting in raids, seizures, arrests and/or the filing of criminal charges related to counterfeit products. More information: Grifols’ Anti-Falsification Policy Grifols’ anti- “ counterfeiting measures include unique codes and holographic seals.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Responsible marketing practices

Grifols ensures its promotional and educational collateral complies with applicable laws and regulations; aligns with industry policies and voluntarily adopted codes; adequately addresses the target audience and end users; and contains truthful, accurate, comprehensive and balanced information.

The company has a standard operating procedure–the Grifols Review Process (GRP)–that specifies all activities and responsibilities related to the approval, review and control of promotional and educational materials used to communicate its products and services. Representatives from the legal, medical and regulatory departments review and approve all marketing collateral using a GRP-adapted electronic system. Marketing material and contents are solely approved for specific uses and countries, and may only be used with no alterations. The contents of all promotional and educational materials are regularly reviewed to confirm their validity and compliance with the standards and codes in force.

The company delivers appropriate training on responsible marketing and sales practices in line with its Code of Conduct and Anti- Corruption Policy.

In 2023, only one marketing complaint was received and handled according to established procedures. The complaint did not result in any monetary impact or loss.

> **All promotional or educational material is reviewed regularly to ensure that the information is truthful, reliable, complete and balanced.**

Materials reviewed


3,489
3,746
3,879
901
2021
2022
2023

Materials approved


3,321
3,370
3,646
521
2021
2022
2023

● Grifols ● Biotest

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Overview of audits and inspections

PLASMA PROCUREMENT

Internal audits	Inspections by healthcare authorities and accredited inspection organisms	Favorable supplier audits
256 (Grifols)	529 (Grifols)	57 (Grifols)
14 (Biotest)	9 (Biotest)	4 (Biotest)





BIOPHARMA***

Internal audits	Inspections by healthcare authorities and accredited inspection organisms	Favorable supplier audits
53 (Grifols)	22 (Grifols)	139 (Grifols)
20 (Biotest)	8 (Biotest)	36 (Biotest)

DIAGNOSTIC

Internal audits
52

Routine inspections by official institutions
14

Favorable supplier audits
28

OTHER****

Internal audits
76

Routine inspections by official institutions
27

Favorable supplier audits
70

Incidents related to the suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity**

0



BIO SUPPLIES

Internal audits
2

Routine inspections by official institutions
6

GOOD MANUFACTURING PRACTICES


Grifols
Plasma Procurement: 446
Biopharma: 20
Diagnostic: 14
Others: 27
Bio Supplies: 5
Biotest
Plasma Procurement: 5
Biopharma: 10

* Includes inspections by health authorities and accredited inspection bodies, as well as in-house inspections.
** Includes Grifols and Biotest.
***Former Bioscience Division.
**** Others: includes Former Hospital Division.

51

52 Donors and patients Guarantee the supply of plasma and promote countries’ self-sufficiency to expand access to plasma-based treatments, while upholding our globally recognized standards of quality, safety, transparency and engagement. OUR ROADMAP. GRIFOLS 2030 AGENDA • Increase product donations to patient programs • Increase donations of clotting factors in developing countries • Boost product donations for emergency relief efforts • Achieve “excellent” or “good” service ratings from donors • Encourage more donors to recommend the donation process to family and friends • Increase ratings on donor applications PRIORITIES AUTONOMY Each person is able to make decisions freely and independently. JUSTICE Healthcare resources are allocated equitably and fairly. BENEFICENCE We work to optimize benefits for patients and diminish potential harm. NON-MALEFICENCE Our actions cannot intentionally create a harm or injury to the patient. DONORS PATIENTS PATIENT ASSOCIATIONS ACCESS TO TREATMENT AND SELF-SUFFICIENCY WE SUBSCRIBE TO THE PRINCIPLES OF BIOETHICS

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Serving as a bridge between donors and patients

Grifols transforms donor plasma into life-enhancing medicines, ensuring responsible operations at every stage of the value chain.

Committed donors



I like helping people. Donating plasma has a positive impact, and I feel good knowing I contribute to improving people's lives.
Trent H., Texas, United States

Patients whose lives benefit



I enjoy things a bit more because I haven't always been able to have a normal life.
Josh, United States.
Patient living with Primary immunodeficiency

We need nine to 12 months to transform plasma into plasma-based medicines

DONORS

920,000+
donors

2,579 M$
Positive impact on donors

PLASMA

55% of whole blood

90% of water

7% are essential proteins

- 1% CLOTTING FACTORS
- 3% FIBRINOGEN
- 15% IMMUNO GLOBULINS
- 21% ALPHA AND BETA GLOBULINS
- 60% ALBUMIN

PATIENTS

800,000+
patients treated

27,370 M$
positive impact on patients

- Dozens of conditions are treated with plasma therapies
- Proactive promotion of access to treatment
- Numerous patient support programs

More information: "A Differential Value Chain" section.

53

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 54 We work to guarantee the procurement of plasma Awareness Campaigns and collaborations in the U.S. and Europe. Support for International Plasma Awareness Week (IPAW), organized by the Plasma Protein Therapeutics Association (PPTA). Outreach with local communities, policymakers, and patient associations. Action Promote science-based policies to increase plasma donations around the world: – Support EU policies that encourage strategic plasma self-sufficiency: new Substances of Human Origin (SoHO) regulation in Europe. – Expand funding for the U.S. Health and Human Services plasma-awareness campaign. – Promote the Congressional Plasma Caucus, formed by U.S. legislators who aspire to raise awareness of the critical importance of plasma therapies and plasma donations. – Eliminate state regulatory barriers that hinder the operations of U.S. plasma donation centers. Plasma centers Grifols has the world’s largest private network of plasma centers. Global and diversified presence Self-sufficiency In Egypt, first plasma-based products manufactured with Egyptian plasma. Agreement signed with Canadian Plasma Resources (CPR) to open plasma centers in Canada as part of Grifols’ alliance with Canadian Blood Services. More information: “Corporate Governance” More information on the network of plasma centers: “About Grifols” More information: “Access to Treatments” Our plasma supply platform encompasses integrated plasma centers within our network and strategic collabo-ration agreements with third parties

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 55 Access to the “Plasma Donor Policy” Access to the Code of Conduct Our commitment to donors Respect for people’s intrinsic dignity and human rights is a cornerstone of all Grifols’ activities, aligning with the core principles of the Universal Declaration of Human Rights (1948), Declaration of Helsinki (1964), and UNESCO Universal Declaration of Bioethics and Human Rights (2005). As outlined in Grifols’ Code of Conduct, all company interactions with stakeholders, including donors, are grounded on a fundamental respect for human rights. This principle is articulated in Grifols’ Donor Policy, which stresses the need to respect country-specific legal regulations, ensure non-discrimination, and implement measures to protect donors’ health and safety. Grifols provides clear and reliable information for donors at every stage of the donation process, and prior informed consent is mandatory. 8 commitments Safeguard donors’ health, safety and well-being. Respect donors’ human rights and ensure equal treatment following the principles of non-discrimination. Ensure donors provide informed consent before donating plasma. Respect legislation in each country regarding donor compensation and the frequency of plasma donations. Support local communities where donor centers are located. Comply with personal data legal requirements and implement all necessary measures to protect donors’ privacy and personal data. Promote open lines of communication and awareness about the benefits of plasma medicines. Ensure every interaction with donors is professional, respectful, helpful and engaging.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

GRIFOLS DONORS REPRESENT A CROSS-SECTION OF SOCIETY


maibobo

Age


7%
56-65
13%
46-55
29%
18-25
20%
36-45
31%
26-35

Balanced distribution

44%
Women

56%
Men

Education and employment

62%
college graduates

26%
current university students

11%
high school graduates

95%
full-time employees

The plasma donation process is safe and its collection is highly regulated.



In 2023, Grifols surveyed over **1,300 qualified U.S. plasma donors** to learn their primary incentives for donating plasma, among other issues. While donors cited financial compensation as the motivating factor for their first donation, they said **altruism and the service and care given** at Grifols donation centers were what **turned them into frequent donors.**



73%
of donors who left reviews in Grifols' plasma centers*, assigned a top review

*Grifols plasma donation centers

56

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Donors and donations

Donor regulations

Plasma is procured from whole blood donations (recovered plasma) or through plasmapheresis (sourced plasma), a specific technique for plasma donation developed by José Antoni Grifols i Lucas.

Plasma collection for the manufacture of plasma-based medicines is subject to strict regulations by global healthcare authorities and good manufacturing practices (GMP). The Food and Drug Administration (FDA) is the maximum health authority in the United States, while in Europe, the European Agency for Medicine (EMA) oversees this function. The Plasma Protein Therapeutics Association (PPTA) defines and monitors additional quality standards as part of its voluntary IQPP (International Quality Plasma Program) certification.

Donating plasma is extremely safe, with few or no side effects. Using the plasmapheresis technique, plasma is extracted from whole blood, and blood cells, platelets and other components are returned to the donor. The body regenerates the volume of collected proteins in about 48 hours, in contrast to a two-month regeneration time for red blood cells obtained from whole blood donations.

In 2023, Europe developed a new regulation to ensure the safety and quality of substances of human origin (SoHO), including plasma donations. This directive aims to improve access to SoHO therapies, which play a critical role in the healthcare systems of all EU Member States.

More information on related FDA regulations
More information of the SoHO Regulation and agreements signed

“It is impossible to synthetically produce or manufacture plasma in a laboratory. Hundreds of donors and their donations are required to make a single year’s supply of plasma-derived medicines for just one patient.

Quality control in Grifols donation centers

Grifols’ plasma donation centers adhere to the highest quality and safety standards while also undergoing routine regulatory inspections to guarantee donor safety and the quality of donated plasma. In 2023, Grifols has not received any administrative action in plasma centers due to suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity.

Regulatory inspections in Grifols plasma donation centers

No. of inspection days	2023	2022	2021
FDA*	137	119	80
EMA	196	182	196
CLIA-COLA	169	108	145
PPTA	97	123	117
TOTAL	**599**	**532**	**538**

Includes Biotest.
* More than 95% of FDA inspections resulted in zero observations.

57

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 58 Conditions for donating plasma Grifols follows all the regulatory requirements of global health authorities and comprehensive evidenced-based processes to establish peoples’ eligibility for donating plasma. Donors must postpone the donation process if medical exams reveal abnormal levels or irregular parameters to exclude the possibility of an underlying health issue. These biomarkers include: • Irregular heartbeat • High body temperature • High or low hematocrit • High or low total protein • Lipemic plasma Grifols safeguards donors’ health Grifols only uses plasma from qualified donors and never from occasional donors. Once qualified, donors undergo annual physical exams and thorough assessments of their medical, surgical and travel history, in addition to medical-history evaluations every time they donate. This information is registered in the donor’s file and treated confidentially in line with Grifols’ Global Privacy and Data Protection Policy principles. Before each donation, a specialized Grifols staff member checks the donor’s vital signs and weight, as well as blood and plasma protein levels to confirm they can safely donate. In this way, Grifols monitors donors’ overall health and well-being, a long-standing corporate priority. Plasmavigilance As in previous years, Grifols’ U.S. plasmavigilance data in 2022 revealed minimal donor adverse events (DAE)*, with side effects in only 0.3% of donations. Most adverse effects were minor, resulting in hypotensive events or phlebotomy-related injuries like hematomas. Severe reactions requiring medical assistance were extremely rare, representing only 0.008% of Grifols’ total donations. Data on donor side effects continues to confirm the safety of plasma donation. 1 whole-blood collection 3 Red and white blood cells are returned 4 Only plasma is donated 2 Blood and Plasma separation Plasmapheresis, a safe procedure for donating plasma Hematomas 51.1% Hypotension 42.2% Other 2.4% Citrate reactions 2.1% Allergic reactions 1.2% Hyperventilation 0.3% Hemolysis 0.2% Major cardiovascular or respiratory 0.1% Immunization 0.1% Air Embolus 0.0% * Plasma surveillance data in 2022 according to the DAE categorizations established by the PPTA (Plasma Protein Therapeutics Association) IQPP Standard for reporting donor adverse events. This data is published with a one-year lag according to the required reporting cycles.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 59 ELIGIBILITY REQUIREMENTS TO DONATE PLASMA Qualified donors Donate at least 2 times within 6 months Maximum 2 times every week Between 18-69 years old +50 kg Medical examination with normal levels Documentation Valid picture ID: driver’s license, passport, etc. Proof of Social Security Number Proof of address Donor health screening Weight Blood pressure Pulse Temperature Anemia Protein levels Every donation is treated VHC, VHB, VHA, VIH and B19 virus detection Screening for hepatitis B, hepatitis C and HIV antibodies Other routine tests In 2023, Grifols worked to implement the FDA Individual Risk Assessment guidance for evaluating donor eligibility into its donor health questionnaire by early 2024, although many of Grifols’ current criteria are even stricter. Access to more information about: Plasma donations in the U.S. Plasma donations in Europe: Haema, Plasmavita, Biotest Plasma donations in Egypt

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 60 Protecting donors’ health is our top priority Several studies “ have shown that frequent donation does not affect donor health or produce serious adverse effects. Donations and donor health Regular donations have no adverse effects Published in Transfusion magazine in 2023, this transversal study was conducted by the Plasma Protein Therapeutic Association (PPTA) to determine if plasma donation at FDA-defined frequency and volume levels has an impact on donor health. Donors from 14 U.S. plasma donation centers, including several Grifols plasma donation centers, took part in the study, which concluded that paid plasma donations at these levels are consistent with donor health and well-being. Even at the highest frequency, plasmapheresis alone has no associated negative health effects. Study: Effects of donation frequency on U.S. source plasma donor health Plasmavigilance study in the U.S. The rate of side effects from plasma donations via plasmapheresis is insignificant More than 1.1 million donors, who collectively account for 72% of the U.S. source plasma collected over a four-month period, took part in the first industry-wide, multi-company study on the incidence, frequency and type of adverse effects of plasmapheresis. Promoted by the PPTA, in cooperation with various industry firms, the study confirmed the overall safety of plasmapheresis. Following FDA standards of collection volumes and donation frequency, the rate of adverse events (AE) was 1.58 per 10,000 donations. Moreover, 90% of AEs were minor, such as hypotension and phlebotomy-related hematomas, with no reports of serious or severe adverse events. The study’s findings were published in 2021 in the scientific journal Transfusion. Study: Plasmavigilance: Source plasma joins the call to arms As part of its commitment to donor health and safety, Grifols directly supports the research by diverse scientific institutions and associations to gain a deeper understanding of the potential effects of plasmapheresis on donors’ health.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 61 Studies have “ shown that plasmapheresis can reduce cholesterol levels and have a beneficial effect on donors with increased blood pressure. Iron levels Plasma donation has no effect on iron reserves This study found no loss of iron or decline in ferritin levels because of regular plasma donations – even in the case of long-term donors – as opposed to whole blood donations. These findings deem it unnecessary to monitor donors’ iron levels or recommend iron supplements. Study: Frequent source plasma donors are not at risk of iron depletion: The Ferretin Levels in Plasma Donor (FLIPD) Cholesterol levels Research findings suggest a decline in cholesterol levels Apheresis or low-density lipoprotein extraction is used to treat patients with familial hypercholesterolemia. In some donors, the low-volume plasmapheresis used in plasma donations may also lower cholesterol levels. This research analyzed the effect of plasmapheresis on total LDL and HDL cholesterol levels among healthy plasma donors, concluding that total and LDL cholesterol levels may decline in donors with elevated baseline cholesterol levels following regular voluntary plasmapheresis. In donors with low baseline HDL levels, HDL cholesterol levels may increase. Study: Prospective multicentre study of the effect of voluntary plasmapheresis on plasma cholesterol levels in donors Blood pressure The results suggest a beneficial effect for donors with high blood pressure Grifols led a study to discern the potential effects of plasmapheresis on blood pressure, finding a beneficial effect among donors with high baseline blood-pressure levels, whose systolic and diastolic blood pressure decreased significantly when their donation intervals are under 14 days. No decline in blood pressure was observed among donors with normal baseline blood pressure levels. Study: The effect of plasmapheresis on blood pressure in voluntary plasma donors Reasons to stop donating Health reasons, either real or perceived, are not main motivating factors to stop donating In 2023, Transfusion published the results of a study to discern donors’ rationale when deciding to no longer donate plasma. The survey was conducted among donors in 14 plasma donation centers of several companies, Grifols included, who had stopped donating for at least six months. Lack of time (30.2%), insufficient compensation (14.7%) and procrastination (14.3%) were among the most common reasons cited, showing that real or perceived negative health impacts generally were not primary drivers of their decision to stop donating. Study: Why do U.S. source plasma donors stop donating?

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 62 Donation centers in committed communities In 2023, Grifols “ operated 286 plasma centers in the U.S., 94 in Europe, and 11 in the rest of the world, all based in communities dedicated to driving positive change. Grifols’ U.S. plasma donation centers are located throughout the country, with no particular concentration in specific areas. When evaluating suitable plasma-center sites, Grifols considers areas with a solid commitment to community progress, active chambers of commerce, and a strong vocation to advancing social progress. For Grifols, a community’s active participation in the plasma donation process is paramount to securing patients’ access to life-sustaining plasma-based treatments. Grifols’ employees work proactively to forge ties with community residents by organizing educational, social and awareness-raising events on the vital need for plasma donations. Plasma centers also collaborate with local businesses and non-governmental organizations to raise awareness on plasma and the manufacturing process of plasma treatments. The company considers other criteria when choosing communities for its plasma donation centers, including low viral markers, below-average crime statistics and community heterogeneity, which is critical to ensuring a diverse donor pool. More information on value creation by Grifols plasma donation centers: “Sustainable Growth” More information on our social action with donors: “Impact on Society”

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 63 Our commitment to patients Guided by the “ utmost respect for human rights, Grifols adheres to three unwavering commitments when interacting with patients and patient organizations. 1. Safety and quality 2. Transparency and independence 3. Access to treatment ● Offer the best possible therapies, products and services through continuous innovation and leadership in safety and quality standards ● Engage and support of patients and organizations by serving as a reliable and transparent source of information ● Advocate and advance the principles of justice and equality in health care, with special emphasis on increasing access to plasma therapies. Patient notification system Grifols has supported and participated in the Plasma Protein Therapeutics Association’s (PPTA) Patient Notification System (PNS) since 1998. This system is free of charge, confidential and exclusively offered to patients and registered users, who receive notifications regarding the voluntary or mandatory withdrawal of plasma medicines. More information on the PNS Grifols subscribes to international principles ● International Bill of Human Rights (includes the Universal Declaration of Human Rights, International Covenant on Civil and Political Rights, and International Covenant on Economic, Social and Cultural Rights). ● Declaration of Helsinki. ● UNESCO Universal Declaration on Bioethics and Human Rights. ● United Nations Guiding Principles on Business and Human Rights. ● OECD Guidelines for Multinational Enterprises. ● United Nations Global Compact.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

We produce life-enhancing medicines

An estimated two million people in Europe[1] suffer from one of the 12 most common rare diseases, including hemophilia and primary immunodeficiency (PIDD), which may be treated and managed with plasma-derived therapies.

At the same time, scientific advances continue to broaden the range of high-prevalence diseases that could benefit from plasma-based therapies. Plasma proteins are also used in everyday medical treatments, emergency services and surgical interventions, among other uses.

Diseases and conditions treatable with plasma-based medicines[2]


ALBUMIN
25 g
IMMUNOGLOBULINS
4g
ALPHA-1 ANTITRYPSIN
0,15-0,30g
CLOTTING FACTORS
Factor VIII:300 a 450 UI
Factor IX: 180 a 200 UI

ALBUMIN

- Liver cirrhosis
- Surgery (cardiac and major)
- Intensive care (e.g. sepsis, burns)

IMMUNOGLOBULINS

- Immunodeficiencies
  - Primary (PIDD)
  - Secondary (SID)
- Neurological conditions
  - Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)
  - Acute demyelinating polyneuropathy (Guillain Barré)
  - Multifocal motor neuropathy (MMN)
- Hematological conditions
  - Immune thrombocytopenia (immune thrombocytopenic purpura or ITP)
- Neuromuscular diseases
  - Myasthenia Gravis (MG)
- Post-exposure prophylaxis for rabies
- Post-exposure prophylaxis and treatment for tetanus
- Immunoprophylaxis of hepatitis B

ALPHA-1 ANTITRYPSIN

- Alpha-1 antitrypsin deficiency disorder

CLOTTING FACTORS

- Bleeding disorders
  - Hemophilia A and B
  - Von Willebrand disease (VWD)
  - Rare clotting factor deficiencies
- Trauma/injury-related hemorrhaging
- Overdose of anticoagulants or toxic substances that induce bleeding

> **More than 800,000 patients benefited from a plasma-based treatment in 2023.**

(1) Silvia Rohr and Rianne Ernst, "Key Economic and Value Consideration for Plasma-Derived Medicinal Products (PDMPs) in Europe," PPTA.

(2) This information does not assume that Grifols' products have the necessary regulatory approvals to treat the aforementioned indications.

Benefits of plasma-based medicines by disease**

	Immunodeficiencies and neurological diseases	Bleeding disorders	Alpha-1 antitrypsin deficiency
Increase in life expectancy	●	●	●
Improvement/ positive impact on quality of life	●	●	●
Disease prevention	● For IDP and IDS		
Positive effect on disease progression	●	●	●
Prevalence	PIDD: 1/13,500 CIDP: 1/200,000 in children 1-7/100,000 in adults PTI: 9.5/100,000	Hemophilia A: 25/100.000 Hemophilia B: 5/100.000 EvW: 1/8,500-1/50,000	AADT: 123,7/100,000

** General information on the benefits of plasma-based therapies. Source: PPTA
More information: How plasma-derived medicines boost health value

Plasma-derived medicines may offer significant and lifelong benefits to patients, increasing their life expectancy and quality of life, while reducing the risk of life-threatening complications among those with plasma-protein deficiencies. For this reason, most plasma-derived medicines are designated as essential medicines for adults and children by the World Health Organization, while numerous others are included on the EU essential medicines list.

64

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 65 Program to promote countries’ self-sufficiency in plasma and plasma-derived medicines: leading the change Grifols works “ with countries to increase their self-sufficiency levels and improve access to plasma medicines for patients. Access to treatment and diagnosis The World Health Organization (WHO), the Council of Europe and other institutions have stressed the urgent need for countries to increase their self-sufficiency in plasma medicines to ensure patients have adequate access to these life-sustaining treatments. As per the WHO1 resolution WHA 63.12, Member States should “take all the necessary steps to establish, implement and support nationally-coordinated, efficiently-managed and sustainable blood and plasma programmes according to availability of resources, with the aim of achieving self-sufficiency.” According to the World Health Organization , only 65 of the 171 reporting countries fractionate nationally collected plasma to produce plasma-derived medicines, and in 91 countries, plasma-based medicines are imported. Grifols supports and collaborates with countries to increase their levels of self-sufficiency as part of its ongoing efforts to promote and improve access to treatment. The company leads this change through the Grifols Self-Sufficiency Program, reinforcing national healthcare systems and lessening their dependence on third parties. Advances in the strategic alliance in Canada Grifols reached a long-term collaboration agreement with Canadian Blood Services (CBS) in 2022 to accelerate the country’s immunoglobulin (Ig) self-sufficiency from 15% to 50% in the shortest timeframe possible. Grifols has helped the country increase its self-sufficiency in Ig up to 20%, reducing the volume of plasma-medicine imports from 85% to 80%. In 2023, Grifols made further inroads in meeting the needs of Canadian patients by bolstering its vertically integrated supply chain, comprised by new donation centers and the Montreal production facilities. Production will take place at Grifols’ Clayton facilities (North Carolina, U.S.) until the Montreal facility is fully operational in 2027. Increasing Egypt’s self-sufficiency In 2020, Grifols began developing the first integrated platform in the Middle East and Africa to supply plasma therapies at national and regional levels as part of its strategic alliance with the Egyptian government. Through this collaboration, the company will promote Egypt’s self-supply of plasma medicines through a pioneering public-private partnership. Grifols Egypt currently operates nine plasma centers, as well as analysis and storage facilities that employ 625 people. The company plans on opening a total of 20 centers. Meanwhile, it continues to oversee the construction of a plasma fractionation plant, purification plant and other installations, expected to be operational in 2025. Until then, all plasma collected (up to 1 million liters per year) will continue to be processed in Spain and returned to Egypt as finished product. In 2023, Grifols Egypt received the first medicines made with Egyptian plasma: immunoglobulins, factor VIII and albumin. Thanks to the upturn in national donations, Egypt will be self-sufficient in immunoglobulins in 2024, and albumin and factor VIII, in 2025. 1. https://www.who.int/es/news-room/fact-sheets/detail/blood-safety-and-availability

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 66 Direct initiatives to support patients Grifols actively works to promote availability to its essential treatments, especially when unforeseen circumstances may affect or limit its access. Since 2006, Grifols has led initiatives to support patients in the U.S. during lapses in their insurance coverage. The company also supports patients by providing treatment access to those who require temporary assistance and comprehensive programs to help them better manage their disease. World Hemophilia Organization An estimated 400,000 people around the world suffer from severe hemophilia, yet 75% remain untreated. To address this issue, Grifols began collaborating with the World Federation of Hemophilia (WFH) Humanitarian Aid Program in 2014, donating clotting factors for hemophilia patients in need of treatment. Grifols’ donations also support the WFH’s Global Alliance for Progress (GAP) program. In its second decade, this initiative aims to increase the number of patients diagnosed and treated for bleeding disorders, especially in developing countries. In 2023, Grifols donated more than 2.8 M IU to the Syrian Hemophilia Society following the earthquakes in Turkey and Syria, providing treatment for hemophilia patients who were seriously injured in the affected areas. Patients treated from 2014-2023* 8,861 Patients treated in 2023* 1,693 Countries 33 Million IU** donated in 2023 4.7 Grifols provides “ direct support to patients who, due to extraordinary circumstances, are unable to access treatments. Commitment with the WFH for 2022-2030: Donate 240 million IU** for 10,300 doses to treat 3,000 patients per year *Source: WFH data/ **IU = international units

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Emergency aid

Grifols provides medical resources to healthcare professionals in the aftermath of natural disasters, extreme poverty and other humanitarian emergencies in collaboration with Direct Relief, a humanitarian relief organization present in more than 80 countries. In all cases, the company does its utmost to guarantee the rapid availability of donated product.

In 2023, Grifols also collaborated with Lebanon, where an economic crisis has led to a widespread shortage of medicines. The company donated 2,100 vials of factor VIII, equivalent to six months of treatment for 350 hemophilia patients, to the humanitarian aid organization Anera.

Value of medicines donated from 2019-2023

€2.7 million

Value of medicines donated 2023

€0.7 million

Patients treated in 2023

+16,000

Units of products donated in 2023

+23,000

Support for AADT patients

AlfaCare is a holistic support program for alpha-1 antitrypsin deficiency (AATD) patients, offering training, emotional support and resources to help them better manage their condition by promoting new habits and initiatives to enhance their physical and psychological well-being. The program was launched in Spain in 2018 with the collaboration of the Alpha-1 Spain Association and the support of a multidisciplinary clinical team, including psychologists and patient mentors. Since then, it has expanded to Germany under the name AlphaCare and to Italy as GriCare.

AlfaCare has been proven as a high-value resource for AADT patients. As of December 2023, it supports 265 patients in Spain, who receive psychological support and respiratory physiotherapy, among other services. Among these patients, 32 benefit from at-home infusions. Outside Spain, the initiative supports 712 patients in Germany and 88 patients in Italy.

AlfaCare Program

1,000+

patient beneficiaries in 3 countries

More information on AlfaCare:
www.grifols.com

> **“ AlfaCare offers emotional support to patients with AATD and is supported by a multidisciplinary clinical team.**

67

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 68 Enhancing diagnostics Safe transfusions Grifols supports the integrated strategy promoted by the WHO in the realm of specialized diagnostics. Through its Diagnostic unit, the company works to increase the availability of NAT screening tests in blood banks to detect human immunodeficiency virus (HIV), hepatitis B and C, and emerging viruses such as babesiosis, the Zika virus and the West Nile virus. In parallel, the company strives to extend transfusion diagnostic solutions in lower-middle-income countries1 , including the Philippines, India, Egypt and Indonesia. According to the WHO, 50% of donated blood is collected in lower-middle or low-income countries , which account for 80% of the world population. Many of these countries lack basic measures to guarantee safe transfusions. This is also the case in China, where Grifols collaborates with Shanghai RAAS to progressively raise transfusion safety standards in the country’s donation centers. As of 2023, over 38 million blood donations had been tested using Grifols NAT technology and over 42 million blood-typing gel cards had been supplied. 1. https://datos.bancomundial.org/nivel-de-ingresos/paises-de-ingreso-bajo First free and patient-direct program to detect AADT In 2023, Grifols launched the AlphaID At Home Genetic Health Risk Service, the first free, direct program for U.S. residents to assess their genetic risk of alpha-1 antitrypsin deficiency (AATD). With symptoms similar to COPD, AATD affects an estimated one in 2,500 Americans and may cause lung disease and liver disease. Using the innovative AlphaID™ oral test, people can detect their risk of AATD through a saliva sample, with no need to visit a healthcare professional. By 2023, dozens of people have benefited from both the AlphaID At Home in the U.S. and the Alpha ID kit in many other countries enabling the detection of DAAT and helping patients to take the appropriate measures to address this health problem. Grifols is also working to develop new diagnostic tests for personalized medicine for the prognosis, response prediction and monitoring of biological drugs, as well as novel molecular diagnostic and prognostic tests in oncology, autoimmunity, cardiovascular and central nervous system medicine.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Patient associations

Patient associations and advocacy groups play a fundamental role in global healthcare systems by giving patients a voice. At Grifols, they form an essential part of the firm's decision making, with actions coordinated and managed by the Global Patient Affairs team.

The company's interactions with patient associations respect country-specific regulations and transparency principles. Grifols also has standardized operating procedures to establish eligibility, compliance, ethics and transparency guidelines for all of its collaboration agreements, grants and donations. These criteria are defined in the Patient and Patient Organizations Policy.

Grifols publishes country-specific reports on its contributions to global patient organizations.

More information on Grifols' contributions to patient groups

"The relationships that Grifols establishes with patient organizations are guided by the transparency and regulations of each country.

Broad scope in 2023

Grifols interacts with more than 80 global patient organizations in core therapeutic areas. In 2023, the company allocated more than EUR 16 million for product donations and resources to support nearly 60 of patient associations and their diverse programs and activities. The company has focused on Europe to increase patient organization involvement.

Therapeutic Areas/Diseases			
	Pulmunology Immunology	Neurology Alzheimer's disease	Liver disease Bleeding disorders

4
geographic regions

North America:
- Focus on the U.S. and Canada

Europe:
- Focus on Spain, France, Germany, Italy and Scandinavia

Latin America:
- Focus on Brazil and Argentina

Asia-Pacific:
- Focus on Australia

Interaction with 80+ patient associations

69

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 70 How Grifols collaborates ● We educate patients and patient organizations about the unique nature of plasma therapies and the complex processes to produce them. ● We advocate side-by-side with organizations to improve access to life-enhancing plasma therapies. ● We engage with patient communities as trusted source of information and expertise on plasma therapies. ● We support patient organizations through volunteer efforts and financial resources in accordance with relevant laws and regulations. Guiding principles of Grifols’ patient interactions ● Mutual benefit: Demonstrate a clear benefit for patients ● Transparency: Public disclosure of financial contributions to patient associations and encouragement that they do likewise ● Integrity: Commitment always in alignment with corporate objectives and priorities ● Compliance: Compliance with all legal norms, rules and guidelines, as well as Grifols policies ● Independence: The right not to support Grifols’ actions See Policy on Patients and Patient Organizations See details on Grifols’ contributions to patient advocacy groups Grifols actively “ engages with patient associations to benefit the communities it helps.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 71 Collaborations and programs Donation programs to patient associations Grifols supports projects and initiatives developed by patient organizations in four core areas: ● Education and empowerment: Efforts to involve patients in making decisions regarding their health. In the case of rare diseases, training medical professionals is also key to reduce the time to diagnosis and improve the approach to these conditions. To this end, Grifols collaborates in various seminars and scientific conferences. ● Greater awareness and visibility: Initiatives to give visibility to patient communities and commemorate their related International Days to forge community ties and help get their needs and challenges included on political agendas. Grifols takes part in creating and maintaining different communication channels and informational collateral. ● Patient experience and welfare: Grifols collaborates with projects aimed at improving disease management and patient experience, including programs to facilitate the administration of treatments and promote a healthy lifestyle and nutritional habits, among others. In 2023, the company supported Spanish hemophilia associations by offering physiotherapy services to address patients’ musculoskeletal challenges and functional capacity, as well as other associations to provide psychological support programs for pediatric and adult patients. ● Advocacy and access: Patient organizations work to ensure equity in access to treatment, and in the case of plasma treatments, to ensure there is sufficient plasma. The shortage of plasma-based medicines continues to be an urgent global challenge. In 2023 Grifols continued to support various plasma awareness and education campaigns to increase donations, especially in view of the SoHO review by the European institutions. These initiatives were also launched by associations of other pathologies, such as primary immunodeficiency or alpha-1 antitrypsin deficiency. Examples of programs and initiatives ● Supporting patients’ needs In Spain, Grifols supports the Spanish Association of Primary Immune Deficiencies (AEDIP), which is leading the “Spanish Consensus for the Sufficiency of Plasma and its Derivative Treatments”. This group is working to promote a national strategy for plasma and plasma-derived treatments which promotes far-reaching solutions to make Spain a benchmark in the collection, management and use of plasma. Therefore, guaranteeing the sufficiency of medicines for patients. ● Plasma education program for European patient associations In 2023, Grifols has promoted several educational initiatives with patient communities in Europe. Of particular note was a new edition of the “Plasma Awareness Education Program” which, among others, included specific update sessions on the new Substances of Human Origin (SoHO) regulation. The recently created European Alpha-1 Alliance is one of the patient organizations that participated in the program with 23 attendees and held its first General Assembly during the event. ● Community outreach Grifols is committed to building trusting relationships, educating and supporting the patient communities it serves. To reinforce this commitment, Grifols has its “Open House” educational program originally initiated in the United States and more recently also promoted in Europe. It includes giving participants a first-hand look at the production of plasma medicines at its facilities in Spain, Ireland and the U.S. and discussion on the issues impacting access. Participants include patient representatives of different patient associations. ● Raising awareness In 2023, Grifols has brought the voice of patients to its employees by offering them the opportunity to see the impact of their daily work. Grifols’ professionals have been able to hear patient testimonials, in internal sessions, in forums such as IPAW (with inspiring patient stories in the two webinars organized) or onboarding and HR programs. In addition, Grifols celebrated “Alpha-1 Month” to raise awareness of DAAT, which included visits to facilities in Barcelona (Spain) and Clayton (U.S.), among others.

72 Innovation at Grifols Drive progress in plasma science by promoting new knowledge and research capabilities, guided by a robust ethical approach and utmost respect for human rights. OUR ROADMAP. GRIFOLS 2030 AGENDA • Promote internal and external, plasma and non-plasma projects in key therapeutic areas PRIORITIES ACCELERATE PROGRESS ● New therapies, products and solutions ● Improvements and new indications for existing products Immunology Neurology Infectious diseases Pulmonology SUPPORT ● Healthcare systems ● Competitiveness COOPERATE ● Support scientific cooperation, education and research capabilities to drive progress in scientific knowledge OPTIMIZE ● Achieve greater efficiencies ● Improve in-house productivity First-place recipient of the Gartner Eye on Innovation Awards 2022 in the “Healthcare and Life Sciences” category MAIN THERAPEUTIC AREAS + DIAGNOSTIC Hepatology & Intensive Care Hematology Other therapeutic opportunities Diagnostic

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 73 A robust innovation ecosystem Grifols promotes scientific advances in line with its overriding mission to enhance people’s health and well-being. The company encourages research cooperation and competencies across several fronts, including in-house initiatives, investee collaborations, public-private partnerships and financial contributions to third-party programs. At the same time, it works continually to optimize the efficiency and productivity of its internal systems. Two-pronged approach to broaden horizons and expedite projects Our innovation ecosystem strives to advance “ scientific knowledge and discover new opportunities and collaborations. IN-HOUSE SCOPE EXTERNAL SCOPE Digital innovations Digital transformation committee Co-innovation programs Sponsorship of research programs Investment in research companies Collaborations with excellence centers Grants and awards: Grifols Scientific Awards Strategic alliances Academic collaborations Committees to assess R&D+i projects Grifols Scientific Innovation Office (SIO) R&D+i and new platforms Grifols Engineering 3 core objectives in 2023 ● Accelerate and prioritize projects ● Optimize the innovation infrastructure ● Forge new innovation models

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 74 New leadership The company manages its R&D+i aimed at discovering new treatments through the Grifols Scientific Innovation Office (SIO). In 2023, these functions were restructured and organized to prioritize Grifols’ core strategic projects. RESEARCH AREAS SUPPORT AREAS Discovery Plasma Discovery Recombinant Drug Development External Innovation Scientific & Medical Affairs Scientific Innovation Office 2023 Greater efficiency ● Ongoing review of progress and opportunities ● Focus on quality control ● Two-tier approach Results oriented ● Promotion of Biotest projects Centralized and global ● Led by new Chief Scientific Innovation Officer (CSIO) Global Intellectual Property Scientific Business Development Controlling Project Management Office & Strategy

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Resources allocated to R&D+i

NORTH CAROLINA HUB

Research Triangle Park and Clayton

Biopharma

CALIFORNIA HUB

Emeryville, San Carlos and South San Francisco

Biopharma and Diagnostic

Los Angeles and San Diego

Biopharma and Diagnostic

EUROPEAN HUB

Dublin

Biopharma

Andorra

Biopharma - Immunology

Barcelona, Bilbao and Zaragoza, Spain

Biopharma and Diagnostic

Düdingen, Switzerland.

Diagnostic

Dreieich, Germany

Biotest

R&D+i INVESTMENTS

€382M

6% share of revenues
€1,682M+ invested over the last five years

RESOURCES

1,260+

people dedicated to R&D+i

90+ external researchers

PATENTS

2,705

patents

858 patent applications
1,283 patents that expire in the next 10 years



Research lines

- Plasma proteomics, fractionation and purification
- Single-cell transcriptomics
- Machine learning AI platform for target discovery
- Neuronal functional assay platform
- Therapeutic target selection and validation
- Polyclonal recombinant expression and manufacturing
- Mammalian cell line for site-directed integration
- Platform for discovery monoclonal antibodies

Investee companies

- Araclon -Spain: Specialized in the research and development of new treatments and diagnostic tests for Alzheimer's disease.

*This data includes Biotest.

75

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 76 Ethics, science and innovation For Grifols, advances in life sciences should never be severed from their intrinsic humanistic component, emerging always from an ethical and social construct. The Víctor Grífols Lucas Foundation is the entity that translates this firm commitment into action. Grifols SIO committees supervise and monitor of all issues related to clinical trials, including their ethical ramifications. In this regard, the company subscribes to three fundamental and universal principles, which together govern the ethics of its clinical trials as defined in its Human Rights Policy. We subscribe to three fundamental and universal principles RESPECT FOR PEOPLE ● Respect for an individual’s ability to make decisions freely and independently, and protection of at-risk groups of people who participate as research subjects. This principle is expressed through informed consent forms. WELFARE ● Guarantee the health of people who participate in clinical trials. Risks must be minimized and benefits maximized for all participants. For Grifols, protecting people’s health takes precedence over professional and personal interests, research advances and the search for knowledge. JUSTICE ● Research must strike a balance between benefits and risks. All subjects must be treated with equal consideration and there must be no discrimination in the selection of subjects. Under this principle, participants are never exposed to unsafe situations to benefit another person. There is an obligation to safeguard the rights of vulnerable groups. Grifols’ Human Rights Policy is available on its corporate website

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 77 Ethics, science and innovation Our commitments Clinical trials Grifols is committed to protecting the rights, safety and well-being of patients who take part in the clinical trials it conducts or sponsors. All clinical research led by Grifols or on its behalf adheres to the standards defined in the International Conference on Harmonization of Good Clinical Practice (ICH GCP); the protection of human beings under the Declaration of Helsinki (1964); and applicable local laws and regulations. Clinical trials are described in a detailed protocol and evaluated by regulatory authorities and external ethics committees. They only begin once a favorable decision has been handed down. Participants submit a written, signed and dated informed consent form. The lead researcher (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufficient time to make an informed decision on their participation. To maintain quality control, Grifols has standard operating procedures that guarantee the proper execution of its clinical trials and documentation of their related trial data according to protocol, ICH GCP principles and applicable regulatory requirements. In addition, Grifols has detection procedures that enable its clinical professionals to detect and document possible fraud or misconduct in clinical investigations. The company has several measures to ensure the transparency of data collected in its clinical trials, as well as protecting subjects’ anonymity and personal data. Grifols also subscribes to the principles of the codes of conduct regulating the processing of personal data from clinical trials and other applicable clinical and pharmacovigilance research. Additional information on the protocol, status and results stemming from Grifols’ clinical trials are disclosed on publicly accessible registries, including www.clinicaltrials.gov and the EudraCT website, which records findings of clinical trials carried out under the European Medicines Agency (EMA). The findings of many of Grifols’ clinical trials are shared in international conferences and scientific journals. Responsible testing Grifols is committed to the responsible use of laboratory animals when required for the development of new life-sustaining therapies. Whether studies are carried out in university settings or in external laboratories, Grifols researchers work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to ensure the safe and ethical treatment of animals. All facilities are approved by the competent authorities where research is conducted. In the U.S., Grifols facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care or equivalent organizations, and hold the highest accreditation possible for animal-testing laboratories. In Europe, all laboratories comply with Directive 2010/63/EU relating to protecting animals used for scientific purposes and undergo country-specific inspections by country-specific authorities. Grifols research adheres to the “Alternatives and the 3Rs” (Replacement, Reduction and Refinement) protocol, which advocates (i) Replacing the use of animal-testing for alternative techniques or avoiding it completely; (ii) Reducing the number of animals used; and (iii) Refining how experiments are performed to ensure animals suffer as little as possible. More information: ClinicalTrials.gov and EudraCT All clinical research conducted by Grifols adheres to ICH-GCP standards and regulations.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Treatment innovations

6 core therapeutic areas

		Pre-clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Regulatory	LCM
Immunology	recIG – IDP	■					
	Xembify® – CLL	■	■	■	■		
	Xembify® – Biweekly dosing - PID	■	■	■	■	■	
	Xembify® – Pre-filled syringes						■
	Yimmugo® (IVIG NextGen) – PID (Biotest)	■	■	■	■	■	**
Hepatology / Intensive case	Albumin-20% - Cirrhosis - PRECIOSA	■	■	■	■		
	Albumin-5% - Acute on chronic liver disease – APACHE	■	■	■	■		
	FlexBag® (U.S., EU)						■
Pulmonology	Alpha-1 AT in non-cystic fibrosis bronchiectasis	■					
	Alpha-1 AT 15% (SC) – AADT	■	■	■			
	Prolastin-C® - AADT - SPARTA	■	■	■	■	■	
	Prolastin® vials 4-5 g. (EU)						■
Hematology	ATIII – Sepsis[1]	■					
	Fibrinogen - Cong. deficiency & severe hypofibrinogen (Biotest)	■	■	■	■		
	Fibrinogen – Acquired deficiency (Biotest)	■	■	■	■		
	Fostamatinib[2] - ITP – Refractory patients	■	■	■	■	■	
	Yimmugo® (IVIG NextGen) ITP (Biotest)	■	■	■	■	■	**
Infectious diseases	GIGA 2339 - VHB	■					
	Trimodulin (IgM) – ESsCAPE (Biotest)	■	■	■	■		
	Cytotec® pregnancy – CMV infection (Biotest)	■	■	■	■		
Neurology	GRF6019 – Alzheimer's	■	■	■			
	GRF6021 – Parkinson's with dementia	■	■	■			
	Aβvac40[3] - Alzheimer's	■	■	■			
	AKST4290 – Parkinson's	■	■	■			
	AMBAR-Next – Alzheimer's	■	■	■	■		
Others	GIGA564 - Anti-CTLA-4 mAb Oncology	■					
	AKST4290 - Neovascular age-related macular degeneration (AMD)	■	■	■			
	VISTASEAL™ (fibrin sealant) - Biosurgery pediatric use	■	■	■	■	■	
	OSIG – Dry eye disease	■					

1 Association with Endpoint Health; 2 Rights licensed by Rigel Pharmaceuticals in the EU and other countries; 3 Project led by Araclon (Grifols investee).
** Commercialization started.

Projects (Biotest) Biotest

More information on Grifols research pipeline: https://www.grifols.com/es/key-therapeutic-areas

78

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 79 Maximizing Biotest’s full potential More details on Biotest’s research pipeline (biotest.com) More information on Yimmugo In 2023, Grifols continued to promote Biotest’s R&D projects that expand and enrich its innovation portfolio, and support its aim of increasing the availability of plasma therapies for patients worldwide. Fibrinogen Phase 3 study Adjusted Fibrinogen Replacement Strategy (AdFirst) in patients with elevated blood loss while undergoing spinal surgery or during abdominal surgery as a treatment for pseudomyxoma peritonei (PMP). Trimodulin A new polyclonal antibody preparation with high content of immunoglobulins (IgM, IgA and IgG) to treat severe community-acquired pneumonia (sCAP). Core projects in the pipeline Milestones and advances in 2023 • Completion of recruitment and treatment of 200 patients for the Phase 3 AdFirst study with fibrinogen. Findings are expected to be presented in 2024. • First patient with severe community-acquired pneumonia (sCAP) treated with Trimodulin in the Phase 3 of the EScCAPE clinical trial, expected to enroll 590 adult patients from up to 20 countries. The EScCAPE study will test whether mortality is reduced in Trimodulin-treated sCAP patients following the promising results of the Phase 2 CIGMA clinical trial of sCAP patients with invasive mechanical ventilation treated with Trimodulin. • Expansion of the TRICOVID trial for patients with community-acquired pneumonia (CAP) The Phase 3 TRICOVID (Trimodulin against COVID-19) trial analyzes the impact of Trimodulin as adjunctive therapy in over 330 hospitalized adult patients with moderate to severe COVID-19. This research will assess whether Trimodulin is effective in activating a broad spectrum of antibodies against bacteria, fungi, viruses and other pathogens that may lead to lung infections. • First shingles patient treated with the herpes zoster virus-specific hyperimmunoglobulin Varitect® CP (VZV-IG) as part of the prospective, multicenter, observational VARIZOSTA study. This study, comprised by 160 subjects from 15 German centers, aims to expand data on the efficacy and safety of routine use of Varitect® CP in patients with complex herpes zoster compared to standard therapy. • FDA accepts marketing authorization application for Yimmugo®, Biotest’s IgG Next Generation, marking an important step in its U.S. market approval process. The application covers the indication primary immunodeficiencies (PID), with plans to expand it to include chronic primary immune thrombocytopenia (ITP) after receiving this initial clearance. The FDA’s decision is expected in June 2024. • Yimmugo® receives clearance in the United Kingdom for the treatment of patients with congenital and acquired immunodeficiencies and for immunomodulation.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

We promote wide-ranging in-house initiatives

Xembify® to prevent infections in CLL patients

linical trial for subcutaneous immunoglobulin Xembify® to help prevent infections in patients with secondary immunodeficient chronic lymphocytic leukemia (CLL), which affects more than 375,000 people in the U.S.

Phase 3 double-blind clinical trial

380+ participants

100 Health Centers

First patient treated in 2023

This trial is being conducted in the **U.S. and Europe**


Immune Globulin Subcutaneous, Human - klhw, 20%
Xembify
GRIFOLS

Alpha-1 in pulmonary emphysema

SPARTA evaluates the efficacy and safety of two weekly intravenous alpha-1 dosing schedules in subjects with pulmonary emphysema caused by alpha-1 antitrypsin deficiency (AATD).

Phase 3/4 double-blind clinical trial

2 dosing regimen

60 and 120 weekly/mg/kg

Recruitment finalized with **339** patients in 2023

Albutein in decompensated cirrhosis

PRECIOSA clinical trial to evaluate the efficacy and safety of Albutein® in conjunction with standard medical therapy to increase survival in patients with decompensated cirrhosis and ascites awaiting transplantation.

Phase 3 clinical trial

69 participating centers

Recruitment finalized with **400** patients

Results in 2024



80

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 1: Understanding Grifols

Milestones and advances in plasma therapies

- **Encouraging findings from the Phase 4 XEMBIFY® study,** which evaluated biweekly dosing of Grifols' subcutaneous immunoglobulin (SCIV) at 20% concentration in patients with primary immunodeficiencies. The study showed similar safety and tolerability profiles between biweekly and weekly administrations. This will support FDA clearance of biweekly dosing, which is already approved in certain European markets. The FDA's decision is expected by mid 2024.

- **Global collaboration and licensing agreement with Selagine,** a company dedicated to developing novel therapeutics for ocular diseases, to explore the potential of immunoglobulin (Ig) eye drops to treat dry eye disease, known to affect more than 100 million people globally.

- **Grifols meets enrollment target of 339 patients for SPARTA** (Study of ProlAstin-c Randomized Therapy with Alpha-1 augmentation), a phase 3 clinical study to assess if alpha-1-antitrypsin deficiency (DAAT) patients with emphysema have a slower disease progression if treated with two separate weekly doses of Prolastin®-C. The study will move onto the next stage, with core findings expected in 2026.

- **Completion of Prolastin 4-5g (alpha-1) project,** which will enable 2024 launch of a more convenient presentation of this plasma treatment in several European markets, in benefit of both patients and healthcare professionals.

- **Positive topline results from phase 3b study of its fibrin sealant** to treat surgical bleeding in pediatric patients. Known commercially as VISTASEAL™ in the U.S. and VERASEAL™ in Europe, this sealant combines two plasma proteins (fibrinogen and thrombin), and is applied with an airless spray technology to rapidly form clots. Grifols' fibrin sealant is marketed and distributed by Ethicon, a Johnson & Johnson MedTech company as part of the strategic collaboration between the two companies. Regulatory authorities are expected to rule in 2024.

- **BMC Neurology publishes the results of the GAMEDIS study,** which evaluated fatigue, depression and product tolerability during long-term treatment with intravenous immunoglobulin (Gamunex® 10%) in patients with chronic inflammatory demyelinating polyneuropathy (CIPD). GAMEDIS was a multi-center, prospective, non-interventional study of 148 adult CIDP patients in Germany, who were treated for a mean of 83 weeks. The study found the treatment to be safe and well-tolerated.

Main product launches

- Launch of XEMBIFY® in Spain, Australia and Wales (UK)
- Expansion of TAVLESSE® (fostamatinib) in Europe
- More markets for VISTASEAL™

Xembify
immune globulin subcutaneous human-klhw 20%

Tavlesse
Film-coated tablets
fostamatinib

VistaSeal™/MC

More information on product launches: "Financial Performance".

"Grifols aspires to address patients' mental health and well-being, beyond the physical aspects of their disease.

R&D PROJECTS BASED ON THEIR DEVELOPMENT PHASE

	2023*	2022*	2021
Discovery	24	19	21
Pre-clinical	23	28	30
Clinical	22	23	22
Post-commercialization studies	14	39	9
Other projects	16	14	14
Total Biopharma R&D projects	**99**	**123**	**96**

* Includes Grifols and Biotest.

81

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 82 Other initiatives in neurodegenerative diseases ALKAHEST Through its investee Alkahest, Grifols continues to drive new knowledge of the plasma proteome to determine plasma proteins associated with aging, a discovery that could extend its therapeutic benefit to other diseases, including those related to the central nervous system. There are ongoing clinical programs with plasma fractions and small molecules in patients with Alzheimer’s disease, Parkinson’s disease and neovascular age-related macular degeneration (AMD). ARACLON and Alzheimer’s disease Grifols became an Araclon Biotech shareholder in 2012. Since then, it has supported and promoted its consolidation as a pioneering developer of projects to diagnose and treat Alzheimer’s disease. Results from phase 2 clinical study of ABvac40 Alzheimer’s vaccine Positive results were reported in the phase 2 trial of ABvac40, an active vaccine against the Aβ40 peptide to treat patients with early-stage Alzheimer’s disease (AD). Findings show that ABvac40 had a favorable safety profile, elicited a robust immune response against Aβ40, and showed some potential cognitive benefits in early-stage AD patients, meeting primary endpoints and showing differences between the vaccine-and placebo-treated groups in some secondary exploratory endpoints. ABvac40 is uniquely designed to target the C-terminal end of the Aβ40 peptide, believed to prevent harmful reactions and avoid immune triggers responsible for meningoencephalitis, a complication observed in earlier AD vaccines. While the trial was not designed to find efficacy on neuropsychological scales, the ABvac40-treated group exhibited up to a 38% reduction in disease progression, as reflected by the Mini-Mental State Examination (MMSE) score. These findings suggest the potential efficacy of ABvac40 in addressing the cognitive decline associated with AD. These clinical data were presented at various scientific conferences, including the 2023 European Alzheimer’s Disease Consortium, the CTAD 2023 Alzheimer’s Disease Clinical Trials Conference and the 75th Annual Meeting of the Spanish Neurology Society. More details: https://www.araclon.com Complete details on the phase 2 study on Abvac40 ABtest-MS to detect early-onset Alzheimer’s Araclon’s ELISA Abtest-IA assays analyzed β-amyloid peptides in human plasma, proving their potential to help identify cognitively normal individuals with Alzheimer’s disease (AD)-related pathological changes in their brains. Following these positive findings, it developed ABtest-MS, an innovative assay to simultaneously determine total Aβ40 and Aβ42 levels in plasma by liquid chromatography tandem mass spectrometry. In 2023, Alzheimer’s Research & Therapy magazine published findings on a trial on the effectiveness of ABtest-MS testing in detecting early AD disorders. A collaboration between ACE Alzheimer Center (Barcelona, Spain) and Samsung Medical Center (Seoul, South Korea), the study analyzed plasma samples from 200 people with subjective memory complaints and monitored them over a two-year timeframe. The trial successfully identified individuals at higher risk of disease progression, confirming the robustness and utility of ABtest-MS demonstrated in previous studies as a potential pre-screening tool for clinical trials, prevention strategies and clinical practice.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 83 GigaGen, non-plasma innovations GigaGen is dedicated to the discovery and development of recombinant polyclonal antibody-based drugs to treat immunodeficiencies, infectious diseases and immunotherapy-resistant cancers. Its proprietary technology platforms advance the discovery of potent monoclonal antibody therapeutics and a new class of drugs: recombinant polyclonal antibodies. Phase 1 clinical trial for GIGA-564, GigaGen’s first oncology drug candidate In 2023, GigaGen received FDA clearance for an Investigational New Drug (IND) designation to start a phase 1 clinical trial to evaluate the company’s oncology candidate, GIGA-564, for the treatment of advanced solid tumors. Scheduled to begin in 2024, the study will be led by researchers from the National Cancer Institute (U.S.) in close collaboration with GigaGen under their recently signed collaboration agreement. Expansion of GigaGen’s research contract with the U.S. Department of Defense GigaGen will collaborate with the U.S. Department of Defense to demonstrate the utility of its first-in-class recombinant human polyclonal antibody discovery platform against biological threats including botulinum neurotoxins (BoNT) A and B. The expanded agreement will facilitate further research on GigaGen’s next-generation platform capabilities to rapidly create synthetic human antibodies that surpass natural immune responses. The agreement’s value now stands at USD 11.8 million for transformative projects, including manufacturing support and novel studies to prove the increased potency of GigaGen’s BoNT hyperimmune product. The contract expansion reaffirms the Department’s confidence in GigaGen’s technology and ability to develop key therapies against high-priority pathogens. More information: GigaGen https://www.gigagen.com/

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 84 Innovation in Diagnostics Milestones and product launches in 2023 First IVDR certifications for class D Diagnostics products Grifols received the first certifications for its class D Diagnostic products under the new European Union Regulation on In Vitro Diagnostic Medical Devices (IVDR). These include all red blood cell reagents and some of the gel cards, such as DG Gel ABO/Rh (2D) + Kell. U.S. market launch: AlphaID™ At Home Grifols launched AlphaID™ At Home Genetic Health Risk Service (AlphaID™ At Home) in the U.S. market in May 2023. This free service allows patients with chronic obstructive pulmonary disease (COPD) to detect their genetic risk of alpha-1 antitrypsin (alpha-1) deficiency through a small saliva sample, with no need to visit a healthcare professional. Alpha-1 affects an estimated one in every 2,500 Americans.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 85 Innovation in creating the laboratory of the future For the first time, the Procleix Panther System featuring ART technology was connected to a fully automated laboratory sample processing platform through a collaboration between Grifols Diagnostic and Lifeblood, the Australian Red Cross entity in charge of the collection, screening and distribution of the country’s blood and biological products. The automation of these processes enhances safety and quality, while offering future-forward insights for global laboratories. New solution to facilitate pre-transfusion compatibility testing in multiple myeloma patients In 2023, the company launched Grifols sCD38, the first soluble recombinant protein designed to block anti-CD38 antibodies in multiple myeloma patients treated with daratumumab. This innovation ensures the speed and accuracy of blood transfusion tests, critical for high-quality treatment.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 86 Digital innovation Digital innovation is a core hub in Grifols’ operations, allowing the company to detect market opportunities and better compete in today’s fast-paced business landscape. With the objective of exploring, and enhance digital tools that add value to the business model, the company continues to advance under the leadership of the Chief Digital Information Officer (CDIO). In 2023, the company continued to advance in its digital transformation process by leveraging the knowledge and experience acquired since 2018 to spearhead a comprehensive redesign of its community and ecosystem, guided by a local approach with a global vision. Grifols’ digital strategy is based on three key pillars: 1. Digital Boost: driving the implementation of innovative initiatives 2. Literacy and Spread: effective communication of core actions to proactively foster cultural change 3. Digital Networking & Open Innovation: encouraging open-mindedness to new ideas and cultivating an innovation-friendly environment Grifols created “Digital Innovation Local Hubs” within each business unit to reinforce these core pillars. These hubs will serve as catalysts for cultural change, helping the company better address challenges and seize new opportunities. This holistic strategy allows Grifols to drive innovation internally and boost its renown as a proactive agent in adopting new ideas and industry practices. Grifols advances these innovation efforts through collaborations with several external entities. In 2023, the company joined the Barcelona Health Hub (BHH), dedicated to fostering innovation and interaction in the digital health space. The BHH’s 350 members include startups, healthcare institutions, universities, large corporations and investors. This participation allows Grifols explore and fast-track the adopting of leading-edge digital health platforms and technologies. DIGITAL INNOVATION: AREAS OF IMPACT Commercial Client + value Industrial Value chain and operations + optimization Plasma Donors + experience + efficiency R&D New sources of value Quality + safety Corporate + processes + employee experience

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 87 Harnessing the power of artificial intelligence As a firm believer in the immense impact and business potential of artificial intelligence, Grifols continuously explores new AI solutions to maximize its manufacturing efficiency and sustainability, as well as enhance its R&D initiatives and other strategic areas. The main projects of 2023 have been: AI systems to optimize industrial energy consumption Grifols rolled out an AI application in its cooling system to monitor internal and external parameters and discover patterns to discern the optimal time to activate the system. Armed with this information, the company can perform a smoother start-up, leading to lower energy consumption. Grifols began exploring AI solutions in 2021 with the aim of optimizing and improving its industrial energy consumption. The significant energy savings recorded in 2022 and 2023 moves Grifols closer to its objective of improving its industrial energy efficiency by 15% by 2030. The company intends to build on this initiative and achieve an even better energy-management system by incorporating digital-twin technology in its manufacturing operations. AI implementation in immunoglobulins production Grifols implemented AI platforms in its Biopharma plants with the aim of optimizing its intravenous immunoglobulin (IVIg) manufacturing performance. These systems collect data from production processes, identify critical parameters and learn how variations affect the amount of protein obtained. Based on this information, the platform proposes new thresholds to achieve higher IVIg yields. Agreement with Google to promote AI in R&D Launched in 2022 through the Scientific Innovation Office, Grifols Innovation with Google Academy (GIGA) promotes innovation by fostering an organization-wide digital culture and mindset. Under this umbrella, Grifols will work together with Google to implement 12 AI-driven innovations aimed at accelerating and streamlining its R&D processes. These initiatives are expected to yield promising returns on investment and benefit numerous corporate areas, including Clinical Trials, Medical Affairs, Data Discovery, Drug Discovery and Biopharmaceutical Therapies.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 88 Manufacturing innovation Grifols works to advance the efficiency and sustainability of its production processes in line with its growth strategy. Leveraging its in-house engineering expertise and collaborations with other institutions and organizations, it continuously explores options to integrate new technologies, automated systems, digitalization opportunities, AI and new materials. The following were among its core projects in 2023. Virtual modeling of process bioreactors to boost plasma protein yields In collaboration with the Barcelona Super Computing Center, Grifols is working to model the reactors used in the precipitation of the diverse protein fractions1 , with the aim of improving the purity of the paste per fraction and achieving higher plasma-protein yields. Development of a new sterile filling machine In the production of biological drugs, maintaining sterile conditions for the dosing and filling phase is critical. While considered a global industry standard, Grifols’ system was initially designed to process small formats of up to 100 milliliters, or large formats of up to 500 milliliters. The new machine processes formats from 50 ml to 400 milliliters, offering greater flexibility. Optimizing plasma logistics operations with SAS Grifols developed and implemented a Supervised Aggregation System (SAS) to incorporate RFID (radio frequency identification) technology into its clients’ plasma logistics operations. This system, fully integrated with the customer’s donor database, improves traceability and reduces operating costs by enabling real-time wireless readings in its logistics operations. 1. Fractionation is the process of separating proteins from human plasma. In the blood products industry, Cohn fractionation is the most widely used, entailing the precipitation and subsequent separation of pastes rich in different protein groups (fractions). We promote “ internal innovation and collaborations with third parties to make our production processes more efficient and sustainable.

2023 Integrated and Sustainability Annual Report Block 1: Understanding Grifols 89 Research collaborations and support Sponsorship of ISR Program Grifols’ Investigator-Sponsored Research (ISR) advances scientific knowledge of plasma proteins by supporting pre-clinical and clinical research. $7.5M allocated to research over the past 5 years to complement public-sector investments More information Grifols Scientific Awards and research grants These distinctions recognize innovative proposals developed to enhance people’s health, well-being and quality of life. €4.7M over the last 5 years toward scientific awards and research grants More information Scientific journal specialized in plasma Grifols was a key contributor in creating Plasmatology, the first scientific journal dedicated to plasma science. This trailblazing publication aims to become a global industry reference by featuring the most relevant and rigorous research, from basic research to clinical applications. The journal has open access and indexed in a range of scientific databases. 34 articles published since its March 2021 launch Plasmatology: SAGE Journals Grifols Chair for the Study of Cirrhosis and Albumin Grifols created the Grifols Chair for the Study of Cirrhosis in 2015 to promote research and awareness of liver disease, with an emphasis on cirrhosis. A private initiative with a global reach, the Chair forms part of the European Foundation for the Study of Chronic Liver Failure (EF-Clif). Prof. Vicente Arroyo serves as the president of EF-Clif and holder of the Chair, whose executive board includes a Grifols representative. €14M invested over the last 5 years in liver disease research More information

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 90 ESG 2 E S G

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 91 ESG Grifols ESG E S G Environmental Social Our social impact approach is focused on our employee base, global healthcare systems and society as a whole. Governance Grifols aligns its management structure to accelerate the company’s performance and simplify its corporate governance. At Grifols, caring for people means caring for their environment. This drives our commitment to reducing our environmental footprint and actively fighting climate change. Grifols follows a holistic approach to address environmental, social and governance factors in order to reduce our carbon footprint and generate a positive effect in our regions of operations.

92 ESG Environmental Grifols aspires to minimize the environmental impact of its operations through efficient resource management and a solid commitment to sustainable development. The company’s environmental commitment is based on three key cornerstones: the climate, promoting the circular economy and protecting biodiversity. OUR ROADMAP • Reduce greenhouse gas emissions per unit of production* • Increase energy efficiency per unit of production • Consume all electrical energy from renewable sources • Accelerate decarbonization by reducing business trips and employee travel • Implement more circular economy measures throughout the business life cycle • Protect biodiversity through the Grifols Wildlife Program 2050: NET ZERO EMISSIONS* AWARDS AND RECOGNITIONS THREE KEY PRIORITIES *Scopes 1 and 2. CLIMATE ACTION Accelerate decarbonization in our operations CIRCULAR ECONOMY Minimize our environmental impact BIODIVERSITY Promote biodiversity and conservation on natural areas

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 93 ESG Environmental management at Grifols A cross-cutting and comprehensive approach Eco-efficiency • Integration of environmentally sustainable criteria into the design of new projects, products and services, and review of existing ones. • The R&D departments of ISO 14001-certified companies and Grifols’ engineering departments with oversight for engineering projects explore the most eco-efficient alternatives in new products and projects, and review of existing ones. • Application of Grifols’ “Guidelines for the Design of Containers and Packaging with Environmental Criteria”. Prevention • Routine review of preventive measures to mitigate the possible impact of environmental risks. • Periodic emergency drills at certified production plants to simulate emergency response to environment-related incidents. • Specific employee training. Legislative compliance • Implementation of legislative monitoring systems and regular compliance audits in certified companies. Proactivity: short- and long-term action plans • Six environmental commitments for Grifols 2030 Agenda. • Commitment to net zero emissions by 2050 (scopes 1 and 2). • Commitment with SBTi signed in 2023* for the 2024 approval of targets with 2030 deadlines. • 2023-2026 Corporate Environmental Program. Environmental communication and awareness • Boost communication channels with main stakeholders. • Internal and external communication procedures. • In 2023, more than 2,400 hours were allocated to training, education and awareness-raising activities on environmental management and preservation. This included environmental training for the entire workforce on waste management, water use, electricity use and other issues. More information and details at Science Based Targets Initiative (SBTi)

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 94 ESG We strive to find alternatives to reduce the impact of our products throughout their life cycle Product quality and safety are a top priority at Grifols, including their presentation in the most environmentally-sustainably packaging. To this end, the company performed a study in the European market comparing glass packaging to plastic bags for 100 mL format albumin, taking into account all phases of the life cycle analysis (LCA). The study was conducted in collaboration with Grup Carles and the UNESCO Chair of Life Cycle and Climate Change ESCI-UPF in line with the ISO 14044 standard and using Gabi LCA software. After normalizing the results, the nine most relevant impact categories were analyzed in depth, as well as the water scarcity indicator. While widely considered more harmful to ecosystems, plastic bags were found to have a lower environmental impact than glass vials, scoring higher in all impact categories analyzed. The change in the product’s packaging reduces its carbon footprint, leading to a 55% reduction in water consumption and a 23% improvement in climate change overall. By way of example, supplying 10,000 units of albumin (20%) in 100 mL doses in plastic bags instead of glass vials avoids 655 kg of CO2 e emission and 355 m3 of water consumption. This is equivalent to driving 3,930 km in a mid-range car and taking 3,500 five-minute showers. A continually evolving internal regulatory system Grifols endeavors to implement best practices to fulfill its commitments and address the needs of a changing environmental landscape, including the ongoing review of environmental and energy regulations. Policies SUSTAINABILITY POLICY: Establishes the organization’s core environmental and social responsibility principles and commitments, and serves as a framework for their full integration into the business model. ENVIRONMENTAL POLICY: Defines Grifols’ guidelines, principles and commitments in order to monitor and minimize its environmental impact. CLIMATE ACTION POLICY: Approved in 2023, this establishes Grifols’ concrete climate-action commitments. ENERGY POLICY: Updated in 2023, this policy outlines the core objectives in Grifols’ Environmental Management System, including eight key commitments to minimize energy demand and promote the use of renewable energies. BIODIVERSITY POLICY: Approved in 2024, it defines the necessary commitments to respect and promote biodiversity, offering a comprehensive view of Grifols’ efforts to protect biodiversity in all areas of operation and at every stage of the value chain.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Environmental certifications

Grifols has an ISO 14001-certified Environment Management System for its main production companies to identify and comply with all applicable environmental legislation; recognize the environmental impacts of its processes and products; implement preventive and corrective measures; and establish objectives to boost its environmental performance.

This comprehensive system includes the Corporate Environment Manual, which offers an organization-wide framework for Grifols' environmental management.

All certified companies and those in the process of certification have an environmental committee led by their respective senior management team. This committee is the most important decision-making body in terms of defining environmental guidelines and assuring the correct execution and maintenance of the Environment Management System, including the allocation of requisite human and economic resources.

By the end of 2023, 73% of Grifols' total production was manufactured in ISO 14001-certified plants, and 70% of manufacturing employees worked in certified plants.

Grifols prioritizes the certification process of its manufacturing plants by starting with those with larger production output and progressively taking steps to certify those with smaller production volumes and/or a lesser environmental impact. All certified plants are audited by TÜV Rheinland, an independent certification body.

Grifols also ensures its buildings and facilities are designed with sustainability in mind.

In 2023, Grifols continued to work towards LEED (Leadership in Energy and Environmental Design) certification for its production facilities in Montreal, Canada. LEED is the world's largest scale rating system for sustainable buildings.

In 2023, Grifols was awarded a A- rating by the Carbon Disclosure Project (CDP) Climate Change, regaining the score received in 2021. The world's leading environmental reporting platform, the CDP annually assesses companies' climate change corporate strategies and performance. Grifols participated in the CDP Water Report in 2023 in alignment with its commitment to transparency with its diverse stakeholders.

	Management	Sustainably designed and eco-efficient facilities			
	ISO 14001	ISO 50001	Certification LEED*	GREEN GLOBES**	ZERO WASTE TO LANDFILL***
SPAIN	• All manufacturing, engineering, logistics and commercial companies		• Corporate headquarters in Barcelona		
U.S.	• Biopharma's Clayton (NC) Facility • Raleigh (NC) offices • Diagnostic facilities in Emeryville (CA)		• Clayton (NC) office building • Clayton (NC) raw materials warehouse	• Clayton (NC) Purification and filling plant • Clayton (NC) fractionation plant	• Clayton (NC) production plant
CANADA			• Fractionation plant and albumin • New Montreal production plant (under construction to meet LEED requirements)		
BIOTEST		• Dreieich (Germany) production facilities			

* Leadership in Energy Efficiency and Environmental Design ** Green Globes, certified by the Green Building Initiative *** Zero Waste to Landfill awarded by Underwriters Laboratories (UL)

95

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 96 ESG Environmental governance and climate change action Grifols’ Board of Directors establishes a range of commitments to reduce environmental and climate risks, in addition to approving the corporate risk policy, sustainability policy and other policies related to the environment, climate action, energy and biodiversity. The Environmental Policy is signed by Grifols’ CEO. The Executive Committee oversees Grifols’ environmental performance and disclosures, including climate-change indicators and actions, and analyses of related risks and financial impacts. The Sustainability Committee, Sustainability Steering Committee and Environment Committee drive and direct the implementation of the environmental objectives, as well as those associated with climate change and biodiversity defined in Grifols’ Sustainability Master Plan and environmental programs. The Chief Industrial Services Officer (CISO) serves on the Executive Committee and Environment Committee, responsible for regularly reporting the status of Grifols’ environmental performance and climate-change issues to the CEO. The CISO also approves the energy policy, environmental program, and allocation of economic and human resources to meet environmental objectives. Finally, the Corporate Risk Committee, which reports to the Board of Directors, is responsible for developing the risk management model and managing its most relevant risks, including those related to the environment and climate change. A strong “ governance leading the management of environmental impacts, risks and opportunities. Board of Directors Sustainability Committee Sustainability Steering Committee Corporate Risk Committee Environmental Committee

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

A global organization to manage environmental risks

As an organization with a vast global reach, Grifols spearheads broad-based efforts to control, prevent and manage environmental risks. All Grifols' ISO 14001-certified facilities have robust management systems to minimize and mitigate environmental risks, including those derived from its operations (anthropogenic activity) and those produced by nature (natural), such as extreme weather and climate events.

Each facility has concrete self-protection plans that stipulate the necessary actions in the event of an environmental emergency and the teams responsible for their implementation.

Everyone involved in environmental risk management receives relevant training in accordance with Grifols' continuous development strategy.

Provisions and guarantees for environmental risks

Grifols' civil liability insurance covers accidental environmental pollution, defined as the disturbance of the natural state of the air, water, soil, flora or fauna (or any other situation legally deemed as environmental pollution) caused by emissions from its facilities as a result of accidental, sudden and unforeseen events. This insurance policy covers all Grifols' companies, production facilities and offices in all its regions of operation.

In 2023, no relevant economic sanctions were issued in relation to adverse environmental impact.


EUROPE
Spain
Poland
Czech Republic
Germany
Switzerland
France
United Kingdom
Ireland
Portugal
Italy
Slovakia
NORTH AMERICA
Canada
U.S.
LATIN AMERICA
Mexico
Colombia
Brazil
Chile
Argentina
Dubai
India
China
Japan
Taiwan
Hong Kong
Thailand
Singapore
Indonesia
Australia
Industrial facilities

CORPORATE DEPARTMENT	SUBSIDIARY COORDINATORS		ENVIRONMENTAL COMMITTEES	ENVIROMENTAL TEAMS
1	18		11	4
Spain	Mexico Brazil Chile Poland Czech Republic Germany Switzerland France United Kingdom	Ireland Portugal Italy Japan China Hong Kong Thailand Singapore Australia		U.S. (3) Spain

97

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 98 ESG Resources allocated to environmental management and climate change Grifols allocated significant resources to bolster its environmental performance in 2023, helping the company make further inroads on its 2023-2026 Environmental Program objectives despite the global economic downturn of recent years. Total environmental resource allocation in 2023 fell by 4% compared to 2022 in order to optimize and contain investments, leading to a 43% drop in investments channeled toward environmental assets. Expenditures increased by 9%. Driving sustainable “ growth through strategic environmental investments and operational enhancements. RESOURCE ALLOCATION €32.8M* *Includes costs and investments. Investment in environmental assets €4.8M • 54% eco-efficiency • 11% water cycle • 9% waste management • 26% miscellaneous projects Environmental expenses €28M • 76% waste management Allocated in the last 3 years €95M More details of resources allocated to environmental action, see the final section of “Environmental “.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

2023-2026 Corporate Environmental Program

Grifols' 2023-2026 Corporate Environmental Program addresses three fundamental areas: climate change, circular economy and biodiversity, establishing specific objectives and initiatives for each.

2023-2026 Corporate Environmental Program		DEGREE OF COMPLIANCE ACTIONS AT 2023 YEAR END
Climate Change		
Reduce carbon emissions by 60,000 tons per year through renewable energy production and eco-efficiency measures (Scope 1 and 2)	**RENEWABLE ENERGY**	**39.78%**
	Sign PPA (Power Purchasing Agreement) agreements for the purchase of 169,000 MWh of renewable electricity per year in Spain and the U.S. *Reduction of more than 56,960 metric tons of CO_2e per year.*	
	Execute on-site renewable energy generation projects with a total capacity of 500 kW. *Annual reduction of 132 metric tons of CO_2e .*	
	INCREASED ENERGY EFFICIENCY	
	Apply artificial intelligence measures in chilled water control systems. Energy savings of 4,170 MWh/year. *Reduction of more than 1,333 metric tons of CO_2e annually.*	
	Implement measures to reduce heating consumption for hot water generation in production. Energy saving in heating 3,300 MWh/year. *Reduction of more than 598 metric tons of CO_2e per year.*	
	Improve energy efficiency in industrial refrigeration systems by centralizing the glycol generation circuits at -20ºC and 0ºC. Energy savings of more than 3,500 MWh/year. *Reduction of more than 525 metric tons of CO_2e per year.*	
	Apply energy efficiency measures in cooling towers. Electric energy savings of 990 MWh/year. *Reduction of 149 metric tons of CO_2e per year.*	
	Apply energy optimization measures in Diagnostic facilities in Barcelona (Spain): buildings, water treatment circuits for injection and air treatment systems in production areas. *Energy savings of more than 600 MWh/year.* *Reduction of 95 metric tons of CO_2e per year.*	
	Recover the biomethane generated in the new treatment plant for use as fuel in steam boilers. *Energy savings of 450 MWh/year.* *Reduction of 80 metric tons of CO_2e per year.*	
	Apply energy optimization measures in -30ºC plasma storage facilities. *Electrical energy savings of more than 120 MWh/year.* *Reduction of 33 metric tons of CO_2e per year.*	
	Changes in the plastic bags forming machines for intravenous solutions to reduce electricity consumption. *Energy savings of 180 MWh/year.* *Reduction of 26 metric tons of CO_2e emissions per year.*	
	Implement energy saving measures by installing LED technology, window blinds and renovate cold storage technology. *Electricity savings of 74 MWh/year.* *Reduction of 25 metric tons of CO_2e per year.*	
	Implement cost-saving measures by installing LED lighting. *Reduction of 18 metric tons of CO_2e per year.*	
	Progressive replacement of electric motors with more efficient models. *Energy savings of 0.1 MWh/year.* *Reduction of 0.02 metric tons of CO_2e per year.*	
	Conduct energy efficiency audits.	
	Reduce CO_2e emissions caused by refrigerant gas leaks by replacing them with others with a lower Alower Global Warming Potential (GWP) refrigerants.	
	Obtain LEED certification for new buildings. *Reduction of 149 metric tons of CO_2e per year.*	
Minimize carbon emissions in business trips, employee travel and waste service transportation	Maintain or increase remote working options at all Grifols facilities where feasible.	
	Maintain and when possible increase the use of video calls to reduce the need for air travel.	
	Reduce carbon emissions in tons/km in leasing car fleet by incorporating environmental measures in the contract.	
	Reduce carbon emissions from supply chain transportation through agreements with operators.	
	Reducing frequency of waste service transportation by optimizing storage. *Reduction of 1.2 t metric tons of CO_2e per year.*	

99

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

2023-2026 Corporate Environmental Program		DEGREE OF COMPLIANCE ACTIONS AT 2023 YEAR END
Circular economy		
Reduce water consumption by more than 85,000 m³ per year	Reduce water consumption for services. *Reduction of more than 46,000 m³ per year.*	**41.64%**
	Reduce water rejection generated in water treatment for production purposes. *Reduction of more than 39,000 m³ per year.*	
Wastewater discharge reduction parameters	Reduce chemical oxygen demand (COD) discharged to wastewater by 240 mg/L by treating more effluents with high organic load in the biological treatment plant. *Reduction of 123 tons per year.*	
Maintain "zero waste to landfill" certification	Maintain "Zero Waste to Landfill" certification.	
Reduce the amount of waste generated by 1,800 tons per year	Reduce waste generation by installing an ethanol distillation tower. *Reduction of 1,785 metric tons per year.*	
	Reduce the amount of plastic waste generated in waste and raw material conditioning. *Reduction of 75 metric tons per year.*	
	Reduce the amount of cardboard waste generated in plasma storage and reagent conditioning. *Reduction of 5 metric tons per year.* *Reduce single-use cups in cafeteria.* *Reduction of 2 metric tons per year.*	
Increase consumption of recycled material	Implement the use of recycled cardboard in packaging material.	
Biodiversity		
Establish biodiversity protection programs in Grifols' natural areas and other areas of influence	Protect the biodiversity of the natural area located within Grifols' facilities by maintaining the Wildlife Habitat Council (WHC) certification.	**100%**
	Protect the biodiversity of our areas of influence through agreements with external entities: - Rivus Foundation for the conservation of river systems and their heritage. - Associació Sèlvans for the protection of a centennial forest of recognized ecological value.	

Access to the 2023-2026 Corporate Environmental Program

More details on progress and compliance with environmental commitments related to the SDGs: "Sustainability and Human rights".


GRIFOLS
CLAYTON SITE
CERTIFIED WILDLIFE AT WORK
WILDLIFE HABITAT COUNCIL

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Climate action

Grifols' commitment to climate action is driven by the Board of Directors.

In its pursuit to help protect the environment, Grifols sets targets to effectively reduce atmospheric emissions; assess its impact on climate change, identifies risks and opportunities; and develops a policy and strategy to reduce impacts and leverage opportunities.

> **Grifols' commitment to climate action is driven by the Board of Directors.**

The impact of climate change on Grifols

In 2023, Grifols updated the figures regarding risks and opportunities identified in 2019 in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). Parallel to this, it redefined the specific metrics and targets to quantify and manage each climate risk and opportunity, based on four key dimensions: Governance, Risk Management, Strategy, and Metrics and Objectives.

Furthermore, it is analyzing its ability to surpass TCFD recommendations in its four broad areas, while continuing to integrate relevant climate-related risks in its current decision-making process and strategic planning, including assumptions and targets.

	Risks and associated financial impacts	Key indicators
	**1. Reduced availability of water resources** • Increased operational costs derived from water consumption as a result of higher price per m³. • Income reduction due to a decline in production capacity as a result of water supply cuts. • Increased operating costs due to the transfer of production to plants not affected by this risk.	Water consumption (m³) Water costs (€) per system Production capacity (liters of plasma in Biopharma and sales in Diagnostic)
 RE CO2 PRO DUC TION	**2. New legal requirements related to reducing GHG emissions** • Increased investment to offset carbon footprint in the event of non-compliance with decarbonization targets.	Carbon footprint / Atmospheric emissions (tCO_2e) Carbon price (€/tCO_2e)
	**3. Variation in the availability of resources** • Reduced income due to lower plasma collection in the donation centers.	Revenue per liter of plasma (€/L) Number of days closure at primary donation centers in the last year
	**4. Transition to low-emission technologies** • Increased investment to replace the most polluting technologies used in production processes.	Electricity consumption (MWh) Electricity costs per plant (€) Natural gas consumption (MWh) Natural gas costs per plant (€) Residual price of replaced technology (€)

More details on "Risk Opportunities Management related to Climate Change": Grifols corporate website at www.grifols.com

101

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 102 ESG The impact of climate change on Grifols Governance See section “Environmental Governance and Climate Change Action”. Risks and opportunities This involves updating the climate risk map and analyzing the qualitative and quantitative resilience of Grifols’ strategy based on a potential maximum rise of 2°C. A simulation of the climate scenarios proposed by the IPCC was carried out to reflect the SSP2-RCP4.5 scenario.1 The exposure study included Grifols’ most relevant industrial facilities and plasma centers. The materialization time horizon, probability of occurrence, and inherent and potential residual impact were evaluated for the 29 detected climate risks. While the risks and opportunities identified are still not significant, the company nonetheless reassessed the suitability of the specific management plans defined. Strategy Business optimization and innovation are cornerstones of Grifols’ corporate strategy. Both are underpinned by climate-change objectives, defined in the Corporate Environmental Program and promoted through climate-action and other policies. Climate risks and opportunities form an integral part of Grifols’ strategy and decision-making process. Climate risks and opportunities have a direct impact on Grifols’ business and financial strategy and planning, especially in areas related to industrial activity, operations, products and services. For this reason, climate change is included in operational cost planning and capital allocations, mainly in terms of implementing eco-efficiency and emission reduction measures. Grifols fully complies with existing regulatory requirements, implementing procedures to ensure compliance (EV-SOP-00004). The environmental management system of certified companies is audited every six months, with appropriate measures taken by Grifols environmental committees. Metrics and targets Grifols evaluates and monitors environmental targets2 attained and their impact on mitigating relevant physical risks and leveraging key opportunities. Regarding the linkage between compensation policy and performance indicators, the energy manager has incentives tied to the increase in renewable energy through Power Purchase Agreements (PPAs). Every year, Grifols participates in the Carbon Disclosure Project (CDP),3 which assesses the organization’s climate-action strategy, transparency and performance. (1) More details of the study conducted, including the specific list of climate risks under the SSP2-RCP4.5 scenario and specific impact: Corporate Responsibility Reports. www.grifols.com (2) More details and information on compliance with the Environment and Master Plans: 2023-2026 Corporate Environmental Program. Further details on the progress of environmental commitments related to the SDGs are available in the chapter on Sustainability and Human Rights. (3) Grifols’ Environmental CDP performance results can be accessed on www.grifols.com Business “ optimization and innovation are cornerstones of Grifols’ corporate strategy. Grifols is a member of high-profile business associations dedicated to fight climate change The Biotechnology Innovation Organization (BIO) advocates for biotechnological solutions in four key areas: sustainable biomass production, promoting sustainable production, developing lower carbon products and improving carbon capture. Grifols also belongs to other global organizations such as MedTech Europe, Asebio and SIGRE, who prioritize climate change on their agendas. More on partnerships: “About this Report”.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 103 ESG 2021 2022 2023 1,416,451 947,463 106,459 98,106 1,323,454 126,228 148,129 106,546 95,242 Emissions 204,564 t CO2e Scopes 1 and 2 (market based) 33% reduction in CO2e emissions intensity for Scopes 1, 2, and 3* Grifols uses the GHG Protocol Corporate Accounting and Reporting Standard methodology to calculate its carbon footprint and identify the greenhouse gas emissions (GHG) generated by its business activity. The data reported includes all Grifols’ global facilities, as well as acquisitions in 2023 and commercial subsidiaries with more than 10 employees. Since 2011, the company has published its Scopes 1 and 2 CO2 e emissions, and a thorough Scope 3 inventory since 2021, with a focus on the highest-priority categories. In this regard, the company has quantified and conducted regular screening and materiality assessments in line with GHG Protocol. Grifols has defined decarbonization targets for Scopes 1, 2 and 3. Updated every three years, the Corporate Environmental Program outlines short-term intermediate decarbonization targets and milestones. Grifols has clear goals established in its 2030 Agenda, including efforts to reduce carbon emissions per unit of production or per business trip. Additionally, in 2023 Grifols committed to implementing near-term targets aligned with the Science Based Targets Initiative’s (SBTi) 1.5ºC goal. * Decrease in relation to sales. Market-based emissions. Evolution of Grifols’ carbon emissions SCOPE 1 Direct emissions: generated by the business activity itself. Includes direct emissions generated by combustion sources or direct GHG emissions. SCOPE 2 Indirect emissions: generated by energy production, mainly electricity, consumed by the organization. SCOPE 3 Other indirect emissions: generated by other supplier companies throughout the life cycle of our products or services. Includes business trips, employee travel and commutes, and raw materials, among others. Scope 1 Scope 2 (Market-based) Scope 3 More detailed information on carbon footprint calculation is available in the tables at the end of this section, including the breakdown by scope, methodology, and category.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 104 ESG Key impacts • Scope 1 increased by 12% compared to 2022, reaching 106,450 tCO2 e due to the increased operational days of the cogeneration plant which has been operational throughout the year. • Scope 2 emissions decreased by 8% (according to the market-based approach), reaching 98,106 tons of CO2 e, thanks to the increased use of renewable energy. However, if we applying the location-based methodology and excluding renewable energy efforts, emissions increase by 30%, reaching 136,237 tons of CO2 e, due to an improved accounting methodology. • Scope 3 emissions decreased by 33% compared to 2022, totaling 947,463 tons of CO2 e. Category 1 (goods and services) remains responsible for over 50% of the emissions, followed by Grifols contracted transportation. • By geographical areas, over 64%* of emissions originate in the United States, where 67% of Biopharma activity occurs. The remaining 36% is divided between Spain and the rest of the world (market-based). • In all plants, atmospheric emissions of other pollutants such as NOx, CO and SO2 , mainly generated by natural gas combustion in boilers and cogeneration engines, are below the established limits by the relevant environmental authorities. They are also are below the legal limits established for VOCs in ethanol facilities. • Grifols does not produce, import or export ozone-depleting substances (ODS). Action plan: Bringing us closer to our goal of reducing GHG emissions by 55% per unit of production by 2030 with 2018 as base year Cutting back on air travel Air travel has continued to decline in 2023, down 33% from pre-pandemic levels (2019) although up 22% from 2022. The number of video calls made in 2023 was 38% higher than in 2019 and 5% higher than in 2022. These new ways of working have helped to minimize travel among Grifols’ different locations. Increase in remote work In 2023, the number of employees working remotely increased by 5% compared to 2022 and by 525% compared to 2019, averaging 3,000 per day. In 2022, the flexibility policy regulated remote work options. Optimizing logistics Grifols has been working to optimize its plasma transport network in Europe since 2021 to minimize its environmental impact. The measures implemented to date have enabled the company to reduce its contracted transport services by more than 290,000 km. These initiatives include adjusting the frequency of plasma collection routes in European workplaces; promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex; increasing the storage capacity of plasma collection containers; and using larger U.S. pallets to optimize storage and transport, among others. Intermediate products are now transported from the Clayton (North Carolina, U.S.) plant to the Dublin (Ireland) plant by sea instead of by air, helping to reduce CO2 e emissions by more than 3,400 t per year. Minimizing the impact of employee travel Grifols works to reduce the impact of emissions resulting from employee commutes. The Barcelona facilities offers various employee bus services to coincide with different shift times, while in North Carolina, Grifols co-funds a shared transport service. In recent years, electric vehicle chargers have been installed in the main workplaces. The company is working on a global vehicle fleet policy to promote the use of low-emission vehicles. Commitment to renewable energies Grifols is reducing its emissions and increasingly relying on renewable energies, which now account for 37.7% of energy consumption. The goal is to reach 100% by 2030, which will require purchasing green energy and promoting new electricity-generation assets. Grifols reinforced its commitment to renewable energies by taking out Power Purchase Agreements (PPAs) in the countries where the company has a major industrial presence. Grifols’ Casa Valdés photovoltaic plant in Spain became operational in 2022 and was included in the 10-year PPA signed with RWE in 2021. The agreement included a purchase of 26 million kWh per year, which will avoid 5,200 t of carbon emissions. In the U.S., more than 119 million kWh of electricity was consumed with guaranteed renewable energy, in Ireland more than 11.5 million kWh and in Germany 0.3 million kWh. * Scope 1 and 2

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 105 ESG 928 152,534 TOTAL ENERGY CONSUMPTION M kWh +4% vs 2022 55% natural gas 44% electricity 1% other fuels 0% carbon CONSUMPTION RELATIVE TO SALES kWh/M€ -2% VS 2022 • Total energy consumption remained at similar levels to 2022, increasing by 4% due to higher production rates. • The increase in sales over and above the increase in energy consumption represents a 2% reduction in consumption relative to sales. • Progress is being made to optimize energy consumption at Grifols Biopharma facilities. • The positive impact resulted in a 12% fall in consumption relative to production in the Biopharma and Plasma Procurement business unit. Energy sources: responsible consumption Artificial intelligence to reduce our impact Artificial intelligence (AI) is helping Grifols’ facilities work more efficiently. Integrating this technology has led to a more than 15% drop in energy consumption in air conditioning in the production facilities at the Parets del Vallès (Barcelona, Spain) Diagnostic Unit. Air conditioning is one of the company’s main sources of electricity consumption, and technology can offer ways of reducing it, which inspired the launch of the “Energy Efficiency Through AI” pilot project in 2022. The company is working to replicate this project at the production facilities in Barcelona and Clayton, North Carolina, which also consume significant energy in air conditioning.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 106 ESG 2021 2022 2023 429,749,122 23,432,351 22,792,328 112,306 23,583,127 21,181,198 88,456 24,059,290 20,378,356 95,523 407,296,433 462,235,995 Natural gas Greater eco-efficiency in a context of productive growth EVOLUTION OF TOTAL NATURAL GAS CONSUMPTION (MILLIONS DE kWh) Biopharma+ Plasma procurement Diagnostic Commercial affiliates Bio Supplies Others 508 M kWh consumed +13% vs 2022 Favorable impact of Biopharma • Consumes 86% of all Grifols’ natural gas usage. • The 35 M kWh increase in absolute gas consumption is due to increased production rates in the cogeneration plant and accounts for a 4% rise in relation to sales and a 4% fall in relation to production*. Diagnostic consumption remains stable • Diagnostic consumption levels remains stable in absolute value and relative to production and sales. Variations at country level • In Spain, the rise in consumption is mainly due to increased activity at the cogeneration facility and an increase in Biopharma’s production. • U.S. up 6% mainly due to Biopharma plant, which increased production by 14%. • In the rest of the world, there has been a slight increase in consumption due to production tests at both the Canadian and Irish facilities. * In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division. More details on natural gas consumption are included in the tables at the end of this chapter. Other fuels Although to a lesser extent, Biopharma also consumes other fuels besides natural gas, including diesel, gasoline and propane to run its own generators, equipment and vehicles. This accounted for 4.6 million kWh of consumption in 2023. Additionally, some of Grifols’ German facilities use district heating for hot water and heating. In 2023, this system consumed 10.4 million kWh. Grifols does not consume coal.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 107 ESG 2021 2022 2023 398,606,734 28,748,709 28,799,845 27,076,568 17,316,292 17,863,379 17,130,922 3,886,157 3,776,145 3,121,378 399,690,586 395,449,664 0 545,997 2,560,933 Electricity Consumption is falling in a context of rising rates of production. By 2030, 100% of the electricity consumed will come from renewable sources. EVOLUTION OF TOTAL ELECTRICITY CONSUMPTION (MILLIONS KWH) Biopharma+ Plasma procurement Diagnostic Commercial affiliates Bio Supplies Others 445 M kWh consumed -1.2% vs 2022 Positive impact of Biopharma • Consumed 63% of all electrical energy used • Total consumption fell by 1% • Down 9.1% relative to sales* • Up 16.6% relative to production* Diagnostic reduced total consumption • 5.9% decrease for the second consecutive year • 5.8% increase relative to production and sales Variations at country level • Down 2.6% in the U.S. • Up 2.3% in Spain and the rest of the world due to the increase in production * In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division. More details on electricity consumption, see the tables at the end of this chapter.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 108 ESG Renewable energies A key area of emphasis 34.3% of Grifols’ total electricity consumption derives from renewable energy sources 2022: 26.4% 2021: 8.3% 13.6% Spain 78.6% United States 0.2% Germany 7.6% Ireland Renewable energy per source and country* PPA (Power Purchase Agreements) / kWh Guarantees of origin / kWh Own photovoltaic plants / kWh Total / kWh Spain 20,273,875 0 453,471 20,727,346 United States 0 119,999,113 0 119,999,113 Germany 0 340,000 0 340,000 Ireland 0 11,529,794 0 11,529,794 Total 20,273,875 131,868,907 453,471 152,596,253 Increase in electricity consumption from renewable sources In 2023, Grifols consumed a total of 152.6 million kWh of renewable electricity, representing 34.3% of total electricity consumption. Spain consumed 20.7 million kWh of renewable electrical energy Roughly 20.2 million kWh of renewable energy came from the Casa Valdés photovoltaic park, included in the 10-year Power Purchase Agreement (PPA) signed with RWE in 2021. In 2023, 453,471 kWh of photovoltaic energy was generated at Grifols’ own facilities for self-consumption in Barcelona and Murcia. Grifols continues to pursue agreements to construct new photovoltaic park to increase the levels of renewable energy consumed in Spain and other European countries. Driving renewable electricity consumption in the U.S. and Ireland By region, 70% of the group’s electrical energy is consumed in the U.S., home to several of its industrial complexes and the majority of its plasma donation centers. More than 119.9 million kWh of electricity was consumed with guaranteed renewable energy (80 million kWh in 2022), and more than 11.5 million kWh in Ireland. The German sales offices consume the remaining 340,000 kWh of renewable energy from guaranteed sources.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 109 ESG Biopharma’s Barcelona facilities are equipped with a 6.1 MW cogeneration plant, which generates electricity sold back to the grid, as well as producing useful heat for Grifols’ own facilities. This plant generated 40.6 million kWh of electricity in 2023, denoting a 47.2% increase over the previous year. The cogeneration plant was not yet fully operational in 2022. The useful heat recovered amounted to 30.4 million kWh. Cogeneration Enabling the production of electricity and heat for Biopharma 9% of total electricity consumption is generated in the Barcelona facility’s cogeneration plant More details on consumption from the cogeneration plant, see the tables at the end of this chapter.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 110 ESG Circular economy Grifols’ environmental management is guided by the notion of the circular economy, which aims to reduce the consumption of raw materials, water and energy sources in the production cycle. The company prioritizes the efficient use of resources and works to reduce waste by focusing on the different stages in the product and services life cycle. The goal of this strategy is to embrace the transition to a low-carbon economy and minimize the impact on climate change. • Residual waste recovery • Energy recovery from waste • Anaerobic digestion • Zero Waste to Landfill initiative • In-house wastewater treatment • Minimization of atmospheric emissions Waste Raw Materials Design Production, Remanufacturing Recycling Collection Consumption, Use, Reuse, Repair Distribution • Rationalization of cardboard, plastic and caustic soda consumption • Maximum utilization of raw materials • Prioritizing local suppliers • Route optimization • Environmental criteria in engineering projects • Eco-design of equipment (diagnostics and engineering) • Environmental criteria in R&D • Packaging design • Water recovery systems • Optimized water consumption • Energy efficiency • Renewable energy consumption • Cogeneration plant • LEED/Green Globes building certification • Recycling of recoverable waste • Internal reuse of ethanol for production • Recovery of intermediate products • New biological products marketed by the Bio Supplies Business Unit • SIGRE, Integrated Management System for drugs out of specification • Management of electric and electronic equipment placed on the market • Reuse of ethanol in production • Intermediate products: PEG + sorbitol • Grifols Engineering machine manuals • Equipment manuals (diagnostic) • Optimization of packaging • Recycled/recyclable packaging materials • Certification of transport companies • Optimization of routes and means of transportation

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 111 ESG Consumption of raw materials Plasma is the main raw material consumed by Biopharma, accounting for more than 85% of Grifols’ activity in terms of sales revenue. Ethanol, polyethylene glycol and sorbitol are primarily used in the fractionation and purification process of the different plasma proteins. Through plasma fractionation, proteins with therapeutic properties are extracted and subsequently marketed by Grifols. This process involves subjecting the plasma to successive temperature, pH and ethanol concentration adjustments, each of which facilitates the precipitation of one of these proteins. In the Diagnostic Business Unit, the main raw material is the plastic used in the production of its diagnostic cards (DG-Gel®), in addition to the base plates to manufacture auto-analyzers. 83% of the ethanol “ used in plasma fractionation is recovered for reuse in the same process Maximum reuse of plasma Most of the plasma deemed unsuitable for fractionation is marketed through Bio Supplies to produce diagnostic and analytical reagents for research purposes. By 2023, more than 140,000 liters of plasma had been sold, resulting in the annual reuse of 145 tons of raw materials and consequently, the same volume in waste reduction. Once all plasma proteins for therapeutic purposes have been obtained, the remaining paste is disposed of as waste and managed according to its composition and country: anaerobic digestion for the production of biogas; composting; controlled landfill for non-hazardous waste; or autoclave treatment and subsequent landfill disposal. Management of intermediate products in Biopharma A solution of polyethylene glycol (PEG) and sorbitol is used to separate and obtain Flebogamma® DIF intravenous immunoglobulin. After use, this solution is concentrated at Grifols’ Barcelona facilities and marketed to additive manufacturers for use in the cement industry. In 2023, approximately 18,500 tons of aqueous solution of polyethylene glycol and sorbitol were transformed into 6,175 tons of product that is sold as raw material for other uses. Reduction of plastics in our production processes The company implemented a number of measures in 2023 aimed at optimizing processes to minimize the use of plastics, which is among Grifols’ top priorities. These included removing the polyethylene bag in each box of plasma archive samples, which saves 20,600 bags/ year, equivalent to 0.642 t of plastic/year. It also modified the conditioning of the waste from ethanol production pastes to eliminate the use of plastic buckets, which have resulted in a saving of 75 tons of plastic per year. At the Diagnostic Business Unit’s production center in Australia, plastic gloves have been replaced by biodegradable gloves. Likewise, 55% of the gloves used in the U.S. plasma donation centers are biodegradable. More details on main raw material consumption, see the tables at the end of this chapter

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 112 ESG 2021 2022 2023 4,689 4,878 5,502 203,764 188,082 216,983 0 3,363 12,279 103,540 104,641 68,790 2,971,732 2,733,390 3,373,255 Water cycle Grifols rationalizes water consumption in a context of industrial growth. Cost-saving measures are implemented in 73% of production facilities. Grifols operates in regions where water conservation is essential. The company incorporates water-saving measures into the design of new facilities in addition to implementing solutions in existing facilities. These include the recovery of clean water from production processes for use in auxiliary processes, the installation of automated cleaning systems (CIP) to reduce the amount of water used to clean reactors and equipment, and reduced consumption in water treatment systems such as reverse osmosis. 3.6 M m3 consumed +21% vs 2022 Biopharma+ Plasma procurement Diagnostic Commercial affiliates Bio Supplies Others EVOLUTION OF TOTAL WATER CONSUMPTION (THOUSAND m3) Positive impact of Biopharma • Accounted for 84% of the total water consumption • Consumption rose by 8% at the Spanish facilities, well below the 19.4% increase in production. Figures for the production facilities rose 4.1% relative to production* and 13.4% relative to sales. Diagnostic decreased consumption • Fell by 34.3% in absolute value and relative to production. • This decrease is due to the measures implemented, the production stoppage in Brazil. We make rational use of water resources • Water-stressed regions accounted for 20.1% of Grifols’ water consumption, maintaining similar levels to those recorded in previous years. • Of the total water consumed, 89.3% comes from the municipal network and the remaining 10.7% from wells located at the Barcelona production facilities. • Water is extracted from wells under regulations set by the water basin management company, which controls all permits and water usage. Grifols monitors these extractions to ensure the company is well within the authorized limits. *In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement & Biopharma business units Biopharma, which together would be comparable to the former Bioscience Division. More details on water consumption are available in the tables at the end of this chapter

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 113 ESG Wastewater and discharge management Grifols adheres to all applicable national and local regulations and permits regarding the disposal and treatment of wastewater at its facilities. All wastewater is sent to local sewage systems where it is treated by municipal or regional facilities. Grifols’ industrial plants pre-treat the water to suitably purify it before its disposal, and all are located in areas where the local authorities monitor water discharge. Manufacturing plants with environmental management systems and/ or certified companies have instructions on how to prevent, control and monitor the quality of wastewater. Commercial offices and warehouses discharge wastewater into the municipal sewage system. In 2023, 2.4 million m3 of wastewater was discharged to public sewers. In U.S. plants, stormwater is conveyed to public waterways including the Los Angeles River, Neuse River and San Francisco Bay. Approximately 34% of water is consumed in auxiliary processes such as cooling towers or incorporated into the product, while 66% is discharged to the sewer. In 2023, the Barcelona and Clayton (North Carolina) facilities treated 849,191 m3 of wastewater using biological systems prior to discharge, representing 35% of the total discharge. Projects are underway to expand these treatments at both plants and in 2023, the new Clayton and Barcelona wastewater plants came into operation. In water-stressed areas, the distribution of discharges corresponds to water consumption, with no significant variations from previous years. Chemical oxygen demand (COD) is the most significant discharge parameter. This is defined as the amount of organic and inorganic matter susceptible to oxidation. In 2023, 2,168 tons of COD were discharged, most of which corresponded to Biopharma’s production facilities. In addition, 326 tons of suspended solids were discharged. Grifols does not work with genetically modified organisms or with products capable of generating persistent organic compounds, and consequently, generates no discharge of this nature. The contribution of nitrogen or phosphorous to wastewater is insignificant since it comes mainly from sanitary and non-production-related discharges 34% water incorporated into the product and used or consumed in auxiliary processes Average value 66% is discharged into the sewers Average value 2.4 M m3 Total water discharge +4.1% 35% of Biopharma’s wastewater is treated prior to being discharged -14% COD discharge -9% suspended solids discharge More details of water consumption and discharges, see the tables at the end of this chapter We treat discharged water The anaerobic treatment plant at the Biopharma facilities in Barcelona was recently enhanced with UASB (Upflow Anaerobic Sludge Bed Reactor) technology. This treatment process is carried out in a highly efficient reactor which reduces 85% of the organic pollutant load in the absence of oxygen with minimal energy consumption, generating biogas of renewable origin. Once treated, this biogas is used as fuel for the plant’s steam production boilers, thus reducing natural gas consumption and CO2 emissions into the atmosphere. This facility will double the plant’s current wastewater treatment capacity in order to reduce the current final discharge parameters or maintain them in the event of production increases. Biopharma’s North Carolina facility has a new wastewater treatment plant with the capacity to process up to 5,678 m3 per day. This facility is the largest treatment plant in Grifols’ global facilities and reduces the organic load of treated water to 250 mg per liter, equivalent to that of a household. Today, with this new highly efficient plant in operation, the water treated by Grifols only contains 50 mg of organic load per liter, one-fifth of the total amount permitted.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 114 ESG 50.2% 49.8% Grifols’ waste management strategy prioritizes waste prevention and reduction, and favors its recovery over landfill or incineration. 25,479 metric tons of recovered waste 50% of the total waste generated Grifols continues to explore waste management treatments with recycling initiatives, anaerobic digestion, and material and energy recovery. Biopharma’s industrial facilities generated 21,067 tons of waste, up 26% over the previous year in line with an increase in production. The volume of waste from other facilities such as donation centers and offices amounted to 30,052 tons. General waste from donation centers has increased due to new data collection methods. In 2023, data is available directly from the supplier. In 2023, 50% of Grifols’ waste was not allocated for disposal, of which 8% was hazardous waste, representing 3.9% of the total, and 92 percent was non-hazardous. The 2023-2026 Environmental Program includes waste reduction targets, including a plan to install an ethanol distillation tower to reduce 1,785 metric tons of waste per year in Germany’s facilities. For more details on disposed, recycled and reused waste, see the tables at the end of this chapter. Waste Other options 15.6% Recycling 27.3% Landfill 34.6% Anaerobic digestión and others methods* 14.6% Compost 7.5% Reused 0.5% El mi inated Recovered *Includes anaerobic digestion, other methods with energy recovery and by-products We prevent 99% of our waste from reaching landfill Biopharma’s industrial facilities in North Carolina avoided 99% of waste from reaching landfill and used incineration with energy recovery for a maximum of 5% of its waste. With these results, the complex continued to hold the highest rating in the “Zero Waste to Landfill Gold Operations” certification. In 2021, the facilities in Spain made headway in waste recovery by changing the final destination of a large part of general waste. This meant that all recoverable waste would be managed separately, and only waste that could not be recovered or recycled due to its composition and applicable legislation, would be sent to landfill or incinerated. This change has progressively reduced the amount of waste disposed of in landfills. In 2023, waste directly sent to landfill was reduced by 50 tons compared to 2022. Waste is sent to authorized waste management for disposal. In 2023, reports were requested from CHWMEG in the U.S., an independent auditor for waste disposal companies.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 115 ESG Clayton awarded “Zero Waste to Landfill” certification for 5th consecutive year The Clayton (North Carolina) plant was awarded the “Zero Waste to Landfill” certification for the fifth year in a row by Underwriters Laboratories (UL), achieving Gold status. This means that 99% of the waste it generates is not sent to landfill but recycled, composted, anaerobically digested or otherwise recovered using specific waste management techniques. This is an example of Grifols’ Circular Economy Strategy aimed at reducing waste and pollution. Medicine waste management More details on waste management, see tables at the end of this chapter. Most Grifols products are used in hospitals, which have their own recycling and disposal criteria established by local health authorities. Grifols products designed for domestic use are dispensed in pharmacies or by hospital suppliers, each of which has its own procedures regarding the safe collection and disposal of self-injectable devices. Grifols participates in various drug waste management programs. • Spain: SIGRE program manages the collection of household medicine packaging and waste to ensure it is safely treated to protect the environment. • United States: Pharmaceutical Product Stewardship Working Group (PPSWG) serves as a platform to organize and present science-based data on safe disposal practices for pharmaceuticals and implements industry efforts to raise awareness of appropriate disposal methods. For medicines that end up not being marketed or returned, Grifols uses waste handlers who separate and classify medicine packaging (paper, cardboard, glass, plastics, etc.) to be recycled by specialized companies. The medicines themselves are disposed of through an authorized waste management company, using incineration methods and incineration with energy recovery. Grifols’ main products are plasma medicines for intravenous, intramuscular or subcutaneous administration in healthcare centers. The biological origin of plasma medicines limits their impact on the environment since waste is primarily generated from their containers and packaging, most of which can be recycled. The drug package leaflets indicate the correct waste management practices for country-specific legislation. The Clayton plant “ received the “Zero Waste to Landfill” Gold-level certification in 2023.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 116 ESG Biodiversity Protecting biodiversity on Grifols-owned land through Grifols’ Wildlife programs is one of the company’s environmental priorities. Grifols will “ reinforce its commitments to biodiversity protection through a policy to be approved in 2024. Grifols’ Wildlife programs are focused primarily on launching various initiatives in the Clayton (North Carolina) protected natural area. A collaboration agreement for the conservation of two river basins in Catalonia (Spain) is also still in force. Under its Environment Management System, Grifols assesses potential environmental risks at its U.S. facilities (Clayton), particularly its impact on biodiversity. Natural protected area in North Carolina Grifols owns over 121 hectares of forest adjacent to its production facilities in Clayton, North Carolina. This is an ideal habitat for many aquatic and terrestrial species and is certified by the Wildlife at Work and Corporate Lands for Learning programs, both of which were launched by the Wildlife Habitat Council (WHC). Conservation projects* carried out in 2023 include: • Collaboration with local students to help maintain the birdhouses for native bird species, contributing to nesting, breeding and shelter. • Continued protection of an extensive wooded area adjacent to Grifols’ facilities that had been earmarked for development, to preserve it as a habitat for wildlife and keep it as a recreational area for environmental education for the workforce. In 2023, bridges were installed to provide access for disabled users and the trails were cleaned and maintained. Grifols contributes to preserving forest-dependent fauna and plant diversity and eliminating invasive species in the area. • Two “Year of the Trail” events were held in 2023, welcoming around 100 people to take part in trail hikes. Management of prairie flora and fauna has continued, including the installation of birdhouses for local birds and bats and the removal of non-native plant species. This contributes to preserving dependent fauna, plant diversity in the area and eliminating invasive species. • Improvement and maintenance of a pollinator garden for the development of five active hives. In 2023, additional native fauna was planted in the garden and 35 Grifols employees were trained in the care of bees and hives. This contributes to raise awareness and maintain diversity. * Includes the main projects carried out for each of the programs. We preserve 121+ hectares. equivalent to more than 150+ football fields

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 117 ESG Main projects underway Under these programs, several volunteer projects and activities are carried out throughout the year, aimed at protecting biodiversity and for educational purposes. There are currently six active projects: Bluebird Boxes - Avian Clayton WHC forestall - Forest Clayton WHC meadow - Grassland Clayton WHC Pollinator Garden - Landscape Clayton WHC bee training for employee - Training Clayton WHC wetlands and bodies of water - Wetlands and water bodies Clayton Forest awarded GOLD certification by Wildlife Habitat Council For the first time since 2008, Grifols was awarded the GOLD status conservation certification for the natural area surrounding the Clayton facility. This is the highest level awarded by the U.S. Wildlife Habitat Council in recognition of the company’s staunch commitment to sustainability and efforts to protect biodiversity. Conservation and preservation of river systems in Spain In 2023, Grifols renewed its collaboration agreement with the RIVUS Foundation, dedicated to research, education and volunteer projects to promote the conservation of natural areas, particularly the Besòs and Tordera river basins. Grifols supports the Foundation’s awareness programs in local schools in reflection of its environmental commitment and desire to give back to the community. The projects launched in 2023 entailed environmental education, outreach and training for students and the general public. Some of the main highlights included: Educating children on the importance of the river environment The “Discover the river” program for the 2022-23 academic year included 15 activities, welcoming 5,432 students from 90 schools in 33 towns located on the Besòs and Tordera river basins. Raising awareness of the importance of the Tordera river basin The RIVUS Observatory’s Environmental Education, Communication and Training Program (PROECA) is aimed at educational centers, and includes programs to teach sampling methodologies to schoolchildren and other initiatives at the university level. In 2023, 600 people benefited from these offerings. Sergi Mingote Academic Paper Award This award is given in recognition of outstanding research work on water or river systems carried out by high school and vocational training students. To date, more than €2,000 have been awarded in prize money. The importance of river basin restoration “H2O Connecta: Environmental Education, Outreach and Training on Water and River Systems” is a project aimed at connecting the general public with knowledge of their local rivers. Over 350 people participated in conferences and workshops, guided tours and the traveling exhibition in 2023.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 118 ESG Grifols supports “ initiatives to preserve high-value natural forest heritage. Protection and preservation of the “Grifols Centennial Forest” In 2023, Grifols signed a sponsorship agreement with the Associació Sèlvans, which works to preserve natural forest heritage considered particularly unique and valuable, and occupy a minimum of 5% of the finest forest area in Catalunya, Spain. Grifols’ support will span 2023 and 2024 with three main objectives: preserve the “Grifols Centenary Forest” as a natural environment to promote people’s health and well-being; offer a home and refuge for extraordinary biodiversity; and model positive action in the face of the climate crisis. The “Grifols Centennial Forest” is an area in danger of being designated for commercial logging and therefore in urgent need of protection. The 40-hectare forest is located in the Garrotxa Natural Volcanic Park about 100 kilometers from Grifols Barcelona facilities. A preliminary custody agreement ensures its preservation for the time-being and opens up the possibility of a long-term conservation (minimum 25 years). Grifols has developed several initiatives through this sponsorship to raise awareness on the need to preserve the natural environment. These include co-organizing Grifols 2023 World Environment Day; launching training programs, such as a country walk for employees and their families to foster greater knowledge of the natural environment and its biodiversity; and designing a forestry itinerary and adapting it to provide forest therapy, among others. Tree sponsorship in Germany Employees from Grifols’ donation centers in Germany commemorated World Environment Day by donating to the “Ecken Wecken” Foundation and participated in a tree sponsoring project near its headquarters in Leipzig. They also helped plant flowers around the trees, all in an aim to improve biodiversity. In 2023, Grifols partnered with the Irish Bee Project to support environmental conservation and help protect biodiversity at its main site in Ireland. This collaboration targets the preservation of Ireland’s indigenous bees and pollinators for future generations. The project involved establishing a bee sanctuary at Grifols’ Dublin site, providing bees with a secure environment, featuring custom-built nests and appropriate plant life. As pollinators, bees play an essential role in our ecosystem, contributing to the growth of trees, flowers and other plants, and foster the development of complex, interconnected ecosystems. This fosters a balanced ecosystem in which diverse species coexist. To contribute “ to biodiversity protection, Grifols promotes collaboration with NGOs and local associations. Bee conservation in Ireland

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Environmental expenses and investments

ENVIRONMENTAL EXPENSES			
In thousands of euros	2023	2022	2021
Waste management	21,290.00	17,544.51	13,236.70
Water cycle	6,660.11	7,893.98	6,975.50
Reducing atmospheric emissions and energy	84.00	57.69	62.90
Others	0.00	290.63	367.20
Total	**28,034.11**	**25,786.81**	**20,642.30**

ENVIRONMENTAL EXPENSES - BIOTEST		
In thousands of euros	2023	2022
Water cycle	1,594.00	0.00
Reducing atmospheric emissions and energy	0.00	795.30
Total	1,594.00	795.30

ENVIRONMENTAL INVESTMENTS			
In thousands of euros	2023	2022	2021
Waste management	427.11	2,275.40	433.60
Water cycle	518.46	1,263.40	2,848.70
Reducing atmospheric emissions and energy	2,575.37	1,502.60	1,580.60
Others	1,253.39	3,331.00	2,500.30
Total	**4,774.33**	**8,372.40**	**7,363.20**

ENVIRONMENTAL INVESTMENTS - BIOTEST		
In thousands of euros	2023	2022
Water cycle	0.00	0.00
Reducing atmospheric emissions and energy	1,000.00	0.00
Total	**1,000.00**	**0.00**

Emissions

EMISSIONS												
%	2023	Spain	U.S.	RoW	2022	Spain	U.S.	RoW	2021	Spain	U.S.	RoW
Scope 1	106,459	31.5%	60.3%	8.2%	95,242	30.4%	61.9%	7.7%	148,249	21.9%	71.2%	6.9%
Scope 2 (Location-based)	136,237	11.3%	80.6%	8.1%	105,068	9.3%	83.5%	7.3%	150,277	4.5%	84.7%	10.8%
Scope 2 (Market-based)	98,106				106,545				126,228			
Scope 3	947,463	22.8%	53.0%	16.7%	1,416,451	16.9%	64.4%	18.8%	1,323,454	24.2%	71.2%	4.6%

EMISSIONS - BIOTEST										
%	2023	Germany	Spain	U.S.	RoW	2022	Germany	Spain	U.S.	RoW
Scope 1	18,300	94.7%	0.0%	0.0%	5.3%	12,283	99.4%	0.0%	0.0%	0.6%
Scope 2 (Market-based)	15,464	90.3%	0.0%	0.0%	9.7%	6,523	94.8%	3.1%	0.0%	2.1%
Scope 3	-	-	-	-	-	-	-	-	-	-

119

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

TOTAL EMISSIONS BY ORIGIN			
Gross T CO_2 e	2023	2022	2021
Scope 1	**106,459**	**95,242**	**148,129**
Natural gas	93,099	82,536	86,403
Fugitive emissions	10,131	10,749	59,406
Other fuel (gasoline, diesel and propane)	3,228	1,957	2,320
Scope 2 Location-based	**136,237**	**105,068**	**150,276**
Scope 2 Market-based	**98,106**	**106,546**	**126,228**
Electricity	134,357	103,322	147,975
Electricity (market-based)	96,226	104,800	123,927
District heating	1,880	1,746	2,301
Scope 3	**947,463**	**1,416,451**	**1,323,454**
Purchased goods & services	546,309	765,443	697,287
Capital goods	86,084	198,034	237,955
Fuel & energy related activities	54,536	56,971	52,666
Upstream transportation	156,333	216,062	172,501
Waste management	10,814	7,021	7,373
Business travel	20,432	22,780	10,062
Employee commuting	37,810	40,637	35,604
Upstream leased assets	16,119	21,860	14,347
Downstream transportation	Not relevant	Not relevant	Not relevant
Processing of sold products	Not relevant	Not relevant	Not relevant
Use of sold products	3,544	2,936	2,751
End-of-life treatment of sold products	6,278	4,065	2,581
Downstream leased assets	Not relevant	Not relevant	Not relevant
Franchises	Not relevant	Not relevant	Not relevant
Investments	9,205	80,643	90,327
Total including Location-based	**1,190,159**	**1,616,761**	**1,621,858**
Total including Market-based	**1,152,027**	**1,618,238**	**1,597,810**

TOTAL EMISSIONS BY ORIGIN - BIOTEST		
Gross T CO_2 e	2023	2022
Scope 1	**18,300**	**12,283**
Natural gas	16,345	11,424
Fugitive emissions	1,638	650
Other fuel (gasoline, diesel and propane)	317	209
Scope 2	**15,464**	**6,523**
Electricity (market-based)	15,464	6,523
District heating	-	-
Scope 3	-	-
Total	**33,765**	**18,806**

Refrigerant gas leaks			
Absolute value (T)	2023	2022	2021
HCFC	0.44	0.23	0.63
HFC	3.08	4.06	15.70
Others	0.025	0.02	1.24

Refrigerant gas leaks - Biotest	
Absolute value (T)	2023
HCFC	0
HFC	0.73
Others*	1.63

*It includes natural refrigerants: R744 (CO) and R290 (Propane)

120

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

OTHER EMISSIONS			
Absolute value (T)	2023	2022	2021
NO_x	71.5	59.31	74.14
CO	62.7	63.65	66.04
SO_2	0.57	0.63	0.58

NO_x EMISSIONS INTENSITY			
T/NO_x/million euros	2023	2022	2021
Total Grifols	0.01	0.01	0.02

CO EMISSIONS INTENSITY			
T/CO/million euros	2023	2022	2021
Total Grifols	0.01	0.01	0.01

SO_2 EMISSIONS INTENSITY			
T/SO_2/million euros	2023	2022	2021
Total Grifols	0.00	0.00	0.00

CO_2e EMISSIONS INTENSITY			
T/CO_2e/million euros	2023	2022	2021
Total Grifols (Location-based)	195.46	283.51	328.77
Total Grifols (Market-based)	189.20	283.77	323.89

SCOPE 1+2 CO_2e EMISSIONS INTENSITY			
T/CO_2e/million euros	2023	2022	2021
Total Grifols (Location-based)	39.86	35.13	60.49
Total Grifols (Market-based)	33.60	35.38	55.62

CO_2e EMISSIONS RELATED TO TRANSPORTATION*			
	2023	2022	2021
CO_2 transportation emissions (t CO_2)	214,575	279,478	218,167
CO_2 transportation emissions / sales (t CO_2 / M €)	37.63	49.01	44.22

*Emissions from container transport, employee commuting and business travel have been considered.

Natural Gas

BY BUSINESS UNIT			
kWh	2023	2022	2021
Biopharma+ Plasma Procurement	462,235,995	407,296,433	429,749,122
Diagnostic	23,432,351	23,583,127	24,059,290
Others	22,792,328	21,181,198	20,378,356
Bio Supplies	363,976	2,989	0
Commercial affiliates	112,306	88,456	95,523
Total	**508,936,955**	**452,152,203**	**474,282,291**

BY BUSINESS UNIT - BIOTEST		
kWh	2023	2022
Plasma Procurement	3,751,543	456,548
Biopharma	77,568,277	50,916,230
Total	**81,319,820**	**51,372,778**

121

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BY REGION			
kWh	2023	2022	2021
Spain*	176,029,667	143,376,530	168,964,411
U.S.	306,696,892	289,704,028	280,605,846
RoW	26,210,396	19,071,645	24,712,034
Total	**508,936,955**	**452,152,203**	**474,282,291**

*The consumption of natural gas from the cogeneration plant is included in Spain's overall totals

BY COUNTRY - BIOTEST		
kWh	2023	2022
Germany	78,954,414	51,237,535
Spain	0	0
U.S.	0	0
Rest of the World	3,471,836	60,705
Total	**82,426,250**	**51,298,240**

VALUE RELATIVE TO SALES			
kWh/millon of euros	2023	2022	2021
Biopharma + Plasma Procurement	91,438	87,701	112,648
Diagnostic	34,960	35,131	30,881
Others	112,029	84,669	70,094
Bio Supplies	2,275	20	0
Commercial affiliates	-	-	-

VALUE RELATIVE TO SALES - BIOTEST		
kWh/millon of euros	2023	2022
Plasma Procurement	91,114	13,602
Biopharma	176,470	166,198
Total	**267,584**	**166,198**

VALUE RELATIVE TO PRODUCTION			
kWh/Production index	2023	2022	2021
Biopharma + Plasma Procurement*	8.8	9.2	10.0
Diagnostic**	34,960	35,131	30,881
Others**	112,029	84,669	70,094
Bio Supplies**	2,275	20	-
Commercial affiliates	-	-	-
Total	**83,585**	**79,287**	**96,143**

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

VALUE RELATIVE TO PRODUCTION - BIOTEST		
kWh/Production index	2023	2022
Plasma Procurement*	6.5	1.0
Biopharma**	42	154

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

122

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Electricity

BY BUSINESS UNIT

kWh	2023	2022	2021
Biopharma+Plasma procurement	395,449,664	399,690,586	398,606,734
Diagnostic	27,076,568	28,799,845	28,748,709
Bio Supplies	2,560,933	545,997	0
Others	17,130,922	17,863,379	17,316,292
Commercial affiliates	3,121,378	3,776,145	3,886,157
Total	**445,339,465**	**450,675,952**	**448,557,892**

BY BUSINESS UNIT - BIOTEST

kWh	2023	2022
Plasma Procurement	3,206,163	2,074,670
Biopharma	31,391,544	21,388,628
Total	**34,597,707**	**23,463,298**
Others	0	400
Total	**34,597,707**	**23,463,698**

BY REGION

kWh	2023	2022	2021
Spain	94,846,417	92,681,455	93,187,332
U.S.	312,804,351	321,130,633	311,469,242
RoW	37,688,697	36,863,865	43,901,318
Total	**445,339,465**	**450,675,952**	**448,557,892**

BY REGION - BIOTEST

kWh	2023	2022
Germany	32,250,734	22,279,317
Spain	0	5,186
U.S.	0	0
RoW	2,301,682	1,157,612
Total	**34,552,416**	**23,442,115**

VALUE RELATIVE TO SALES

kWh/million euros	2023	2022	2021
Biopharma+Plasma Procurement	78,226	86,063	104,485
Diagnostic	40,396	42,902	36,900
Bio Supplies	16,010	3,738	0
Others	84,202	71,406	59,562
Commercial affiliates	-	-	-
Total	**73,140**	**79,028**	**90,928**

VALUE RELATIVE TO SALES - BIOTEST

kWh/millon of euros	2023	2022
Plasma Procurement	77,499	61,812
Biopharma	70,156	69,816
Others	0	97
Total	**147,655**	**131,725**

123

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

VALUE RELATIVE TO PRODUCTION			
kWh/production index	2023	2022	2021
Biopharma + Plasma Procurement*	7.5	9.0	9.3
Diagnostic**	40,396	42,902	36,900
Bio Supplies**	16,010	3,738	0
Others**	84,202	71,406	59,562
Commercial affiliates	-	-	-

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

VALUE RELATIVE TO PRODUCTION - BIOTEST		
kWh/Production index	2023	2022
Plasma Procurement*	5.6	6.3
Biopharma**	17	19

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

RENEWABLE ELECTRIC ENERGY				
	PPA (Power Purchase Agreements)	Guarantees of origin	Own photovoltaic plants	Total
Spain	20,273,875	-	453,471	20,727,346
EE.UU.	-	119,999,113	-	119,999,113
Germany	-	340,000	-	398,463
Ireland	-	11,529,794	-	11,529,794
Total	**20,273,875**	**131,868,907**	**453,471**	**152,596,253**

Water cycle

BY BUSINESS UNIT			
m^3	2023	2022	2021
Biopharma+Plasma Procurement	3,373,254	2,733,390	2,971,732
Diagnostic	68,790	104,641	103,540
Bio Supplies	12,279	3,363	0
Others	216,983	188,082	203,764
Commercial affiliates	5,502	4,878	4,689
Total	**3,676,809**	**3,034,354**	**3,283,725**

BY BUSINESS UNIT - BIOTEST		
m^3	2023	2022
Plasma Procurement	15,549	6,610
Biopharma	474,819	333,221
Total	**490,368**	**339,831**
Others	-	400
Total	**490,368**	**340,231**

124

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BY REGION

m^3	2023	2022	2021
Spain	961,208	884,304	866,181
U.S.	2,456,863	2,039,650	2,249,826
RoW	258,738	113,575	167,718
Total	**3,676,809**	**3,037,529**	**3,283,725**

BY REGION - BIOTEST

m^3	2023	2022
Germany	476,956	333,317
Spain	0	0
U.S.	0	0
RoW	12,646	6,447
Total	**489,602**	**339,764**

VALUE RELATIVE TO SALES

m^3/million euros	2023	2022	2021
Biopharma+Plasma Procurement	667	589	779
Diagnostic	103	156	133
Bio Supplies	77	23	0
Others	1,067	752	701
Commercial affiliates	-	-	-
Total	**604**	**532**	**666**

VALUE RELATIVE TO SALES - BIOTEST

m^3/million euros	2023	2022
Plasma Procurement	368	197
Biopharma	1,065	1,088
Others	0	97
Total	**1,433**	**1,382**

VALUE RELATIVE TO PRODUCTION

m^3/production index	2023	2022	2021
Biopharma+Plasma Procurement*	0.064	0.062	0.069
Diagnostic**	103	156	133
Bio Supplies**	77	23	0
Others**	1067	752	701
Commercial affiliates	-	-	-

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

VALUE RELATIVE TO PRODUCTION - BIOTEST

m^3/production index	2023	2022
Plasma Procurement*	368	0
Biopharma**	1,065	1

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

125

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BY SOURCE AND WATER STRESSED REGIONS - 2023

Water consumption (m³)	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Biopharma + Plasma Procurement	3,373,255	262,471	3,110,784	19.1
Diagnostic	68,790	0	68,790	17.8
Bio Supplies	12,279	0	12,279	54.8
Others	216,983	130,386	86,597	34.9
Commercial affiliates	5,502	0	5,502	28.8
Total	**3,676,809**	**392,857**	**3,283,952**	**20.1**

BY SOURCE AND WATER STRESSED REGIONS - 2022

Water consumption (m³)	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Biopharma + Plasma Procurement	2,733,390	234,824	2,498,566	19.3
Diagnostic	104,641	0	104,641	24.7
Bio Supplies	3,363	0	3,363	100.0
Others	188,082	120,943	67,139	26.4
Commercial affiliates	4,878	0	4,878	41.0
Total	**3,034,354**	**355,767**	**2,678,588**	**20.0**

BY SOURCE AND WATER STRESSED REGIONS - 2021

Water consumption (m³)	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Biopharma + Plasma Procurement	2,971,732	217,785	2,753,947	18.9
Diagnostic	103,540	0	103,540	71.5
Bio Supplies	0	0	0	0.0
Others	203,764	115,989	87,775	0.2
Commercial affiliates	4,689	0	4,689	5.8
Total	**3,283,725**	**333,774**	**2,949,951**	**19.4**

BY SOURCE AND WATER STRESSED REGIONS - BIOTEST - 2023

Water consumption (m³)	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Plasma Procurement	15,896	0	15,896	0.0%
Biopharma	473,706	0	473,706	0.0%
Others	0	0		0.0%
Total	**489,602**	**0**	**489,602**	**0.0%**

BY SOURCE AND WATER STRESSED REGIONS - BIOTEST - 2022

Water consumption (m³)	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Plasma Procurement	15,896	0	15,896	0.0%
Biopharma	473,706	0	473,706	0.0%
Others	0	0		0.0%
Total	**489,602**	**0**	**489,602**	**0.0%**

*Areas with high and extremely high risk according to World Resources Institute

126

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2023

Water discharged (m³)	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Biopharma+Plasma Procurement	2,228,746	1,379,555	849,191	17.5
Diagnostic	37,799	37,799	0	32.3
Bio Supplies	12,277	12,277	0	54.8
Others	144,005	144,005	0	27.8
Commercial affiliates	4,696	4,696	0	43.4
Total	**2,427,523**	**1,578,332**	**849,191**	**18.6**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute"

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2022

Water discharged (m³)	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Biopharma+Plasma Procurement	2,081,495	1,207,603	873,892	16.6
Diagnostic	90,680	90,680	0	24.4
Bio Supplies	3,363	3.363	0	100.0
Others	152,252	152,252	0	6.2
Commercial affiliates	4,875	4,875	0	41.0
Total	**2,332,665**	**1,458,773**	**873,892**	**17.8**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute"

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2021

Water discharged (m³)	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Biopharma+Plasma Procurement	2,200,395	1,313,460	886,935	23.3
Diagnostic	88,043	88,043	0	67.9
Bio Supplies	0	0	0	0.0
Others	141,364	141,364	0	0.3
Commercial affiliates	4,687	4,687	0	6.0
Total	**2,434,489**	**1,547,554**	**886,935**	**23.6**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute"

127

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - BIOTEST - 2023

Water discharged (m³)	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Plasma Procurement	15,896	15,896	0	0.0%
Biopharma	430,754	430,754	0	0.0%
Others	0	0	0	0.0%
Total	**446,650**	**446,650**	**0**	**0.0%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services

** Internal pretreatment processes

*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - BIOTEST - 2022

Water discharged (m³)	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Plasma Procurement	15,896	15,896	0	0.0%
Biopharma	430,754	430,754	0	0.0%
Others	0	0	0	0.0%
Total	**446,650**	**446,650**	**0**	**0.0%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services

** Internal pretreatment processes

*** Areas with high and extremely high risk according to World Resources Institute

SUSPENDED SOLIDS DISCHARGED

	2023	2022	2021
Total (T)	326	357	428
Relative to sales (T/million euros)	0.053	0.06	0.09

COD DISCHARGED

	2023	2022	2021
Total (T)	2,168	2,525	2,731
Relative to sales (T/million euros)	0.36	0.44	0.55

128

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Energy consumption and cogeneration plant

TOTAL ENERGY CONSUMPTION			
kWh	2023	2022	2021
Biopharma+Plasma Procurement	831,629,897	794,588,340	802,753,813
Diagnostic	50,553,569	52,435,934	53,238,663
Bio Supplies	2,925,893	549,477	0
Others	39,970,526	39,044,577	37,440,087
Commercial affiliates	3,679,067	3,871,545	4,015,725
Total	**928,758,952**	**890,489,873**	**897,448,288**

TOTAL ENERGY CONSUMPTION - BIOTEST		
kWh	2023	2022
Plasma Procurement	6,957,706	2,572,197
Biopharma	109,255,786	72,897,207
Others	0	0
Total	**116,213,492**	**75,469,404**

CONSUMPTION VALUE RELATIVE TO SALES			
kWh	2023	2022	2021
Biopharma + Plasma Procurement	164,510	171,095	210,421
Diagnostic	75,423	78,112	68,333
Bio Supplies	18,292	3,762	0
Others	196,463	156,075	128,780
Commercial affiliates	-	-	-
Total	**152,534**	**156,152**	**181,923**

CONSUMPTION VALUE RELATIVE TO SALES		
kWh/million euros	2023	2022
Plasma Procurement	168,628	76,635
Biopharma	247,290	237,947
Others	0	0
Total	**415,918**	**314,582**

COGENERATION PLANT			
kWh	2023	2022	2021
Natural gas consumed (kwh)	110,159,693	75,119,463	114,018,162
Total electricity generate (kwh)	40,656,130	27,618,042	41,712,040
Useful heat recoverd (kwh)	30,387,110	20,623,619	30,857,670

COGENERATION PLANT - BIOTEST		
kWh	2023	2022
Natural gas consumed (kwh)	17,440,542	13,199,091
Total electricity generate (kwh)	5,958,345	4,770,118
Useful heat recoverd (kwh)	9,174,840	6,759,322

Emissions savings have been calculated following the basis of the European Union Emission Trading Scheme EU ETS.

129

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Waste management

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE

T		Treatment	2023	2022	2021
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	722	673	579
		Reused	2	70	65
		Recycled	1,317	1,100	2,509
	Non-hazardous waste	Energy recovered and by-products	6,721	5,551	5,587
		Reused	256	231	258
		Recycled	12,614	12,930	13,376
		Composted	3,847	2195	1,882
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	470	336	244
		Incineration (withou energy recovery)	50	609	19
		Landfill disposal	0	0	0
		Other disposal treaments	6,586	7053	5,416
	Non-hazardous waste	Incineration (with energy recovery)	11	0	12
		Incineration (withou energy recovery)	21	16	18
		Landfill disposal	17,674	13,097	14,129
		Other disposal treaments	827	1,091	855
Total			**51,119**	**44,954**	**44,949**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE - BIOTEST

T		Treatment	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0	84
		Reused	0	0
		Recycled	0	0
	Non-hazardous waste	Energy recovered and by-products	0	36
		Reused	0	0
		Recycled	0	1
		Composted	0	0
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	399	17
		Incineration (withou energy recovery)	9,340	19
		Landfill disposal	28	1
		Other disposal treaments	0,0	5,397
	Non-hazardous waste	Incineration (with energy recovery)	1,269	657
		Incineration (withou energy recovery)	443	99
		Landfill disposal	0	46
		Other disposal treaments	0	251
Total			**11,554**	**6,608**

130

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE

T/million euros		Treatment	2023	2022	2021
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.12	0.12	0.12
		Reused	0.00	0.01	0.01
		Recycled	0.22	0.02	0.51
	Non-hazardous waste	Energy recovered and by-products	1.10	0.97	1.13
		Reused	0.04	0.04	0.05
		Recycled	2.07	2.27	2.71
		Composted	0.63	0.39	0.38
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.08	0.06	0.05
		Incineration (withou energy recovery)	0.01	0.11	0.00
		Landfill disposal	0.00	0.00	0.00
		Other disposal treaments	1.08	1.24	1.10
	Non-hazardous waste	Incineration (with energy recovery)	0.00	0.00	0.00
		Incineration (withou energy recovery)	0.00	0.00	0.00
		Landfill disposal	2.90	2.30	2.86
		Other disposal treaments	0.14	0.19	0.17
Total			**8.40**	**7.88**	**9.11**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE - BIOTEST

T/million euros		Treatment	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.00	0.12
		Reused	0.00	0.01
		Recycled	0.00	0.19
	Non-hazardous waste	Energy recovered and by-products	0.00	0.97
		Reused	0.00	0.04
		Recycled	0.00	2.27
		Composted	0.00	0.39
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.01	0.06
		Incineration (withou energy recovery)	0.29	0.11
		Landfill disposal	0.00	0.00
		Other disposal treaments	0.00	1.24
	Non-hazardous waste	Incineration (with energy recovery)	0.04	0.00
		Incineration (withou energy recovery)	0.01	0.00
		Landfill disposal	0.00	2.30
		Other disposal treaments	0.00	0.19
Total			**0.36**	**7.89**

131

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

ABSOLUTE VALUE BY BUSINESS UNIT

T	2023	2022	2021
Biopharma+Plasma Procurement	47,817	42,077	41,868
Diagnostic	1,322	1,143	1,035
Bio Supplies	358	99	-
Others	1,400	1,305	1,720
Commercial affiliates	222	330	327
Total	**51,119**	**44,954**	**44,949**

ABSOLUTE VALUE BY BUSINESS UNIT - BIOTEST

T	2023	2022
Plasma Procurement	586	181
Biopharma	10,823	6,325
Total	**11,409**	**6,506**

ABSOLUTE VALUE BY REGION

m^3	2023	2022	2021
Spain	5,759	5,287	5,702
U.S.	42,757	37,784	37,577
RoW	2,603	1,883	1,669
Total	**51,119**	**44,954**	**44,949**

ABSOLUTE VALUE BY REGION - BIOTEST

m^3	2023	2022
Germany	10,936	6,385
Spain	0	0
U.S.	0	0
Rest of the world	473	222
Total	**11,409**	**6,607**

132

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Main materials consumed

MAIN MATERIALS CONSUMED - BIOPHARMA			
Absolute value (T)	2023	2022	2021
Sorbitol	1,400	1,164	1,163
Ethanol	2,652	3,225	2,730
Polyethylene glycol	2,318	1,720	1,749
Glass packaging	3,441	2,881	2,750
Total	**9,811**	**8,990**	**8,392**

MAIN MATERIALS CONSUMED - BIOPHARMA - BIOTEST		
Absolute value (T)	2023	2022
Sorbitol	0.00	0.00
Ethanol	2,506	1,462
Polyethylene glycol	0.00	0.00
Glass packaging	284	218
Total	**2,790**	**1,680**

MAIN MATERIALS CONSUMED - DIAGNOSTIC			
Absolute value (T)	2023	2022	2021
Circuit boards (units)	20,890	27,463	40,344
PP Plastic Cards	363	300	279
Glass packaging	60	21	28
Plastic reagent packaging*	50,827	30	21
Red cell reagents (liters)**	0	266,803	275,435
PVC pellets, flat tubes and sheets	0	14	121

*Plastic containers from the San Diego plant have been added to the calculation

**The data taken into account in previous years corresponds to production and not to purchasing. Therefore, it is no longer considered for calculation in 2023.

MAIN MATERIALS CONSUMED - OTHERS			
Absolute value (T)	2023	2022	2021
PP	1,067	979	832
Glucose	112	185	148
Sodium chloride	281	210	208
Glass packaging	350	526	238
Total	**1,810**	**1,900**	**1,426**

133

ESG

Social

We advance social progress driven by a firm commitment to our employees, whose talent, effort and dedication are the motivating force behind our positive community impact.

OUR ROADMAP. GRIFOLS AGENDA 2030

- More training: increase annual training hours per employee
- Organization-wide training: boost the percentage of employees who take part in training activities
- Shared responsibility: increase the number of women in Grifols senior management
- Integration: incorporate more people with disabilities into the talent pool
- Equality: ensure an equal number of male and female candidates in internal promotion processes for managerial roles
- Employee turnover: decrease the overall rate below to the industry average
- Company commitment: increase the engagement rate per department
- Employee health and well-being: increase the number of Grifols organizations certified as "Healthy Company"
- Efficiency: reduce lost time injury frequency rate (LTIFR)
- Occupational health and safety: increase number of ISO 45001-certified work centers
- Expand social outreach and community investments
- Increase social investments in STEM scholarships for women
- More product and medical donations for emergency situations
- Boost investment allocation in the José Antonio Grifols Lucas Foundation
- Increase investment and scholarship funds for the Victor Grifols i Lucas Foundation

RECOGNITION AND PRESENCE IN INDEXES

Bloomberg Gender-Equality Index 2022 Member

IBEX GENDER EQUALITY INDEX

TOP THREE PRIORITIES

OUR PEOPLE	HEALTH SYSTEMS	COMMUNITY
Promote ongoing training, learning and talent development opportunities; advance inclusion and diversity efforts; create safe and healthy work environments	Contribute to making global healthcare systems more sustainable and accessible	Elevate the multiplier effect of our activity in terms of job creation, socioeconomic impact and social benefits, among other areas

134

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 135 ESG People management at Grifols Our people: Grifols’ greatest asset Employee development Flexibility Health & well-being Equality Dialogue Diversity & inclusion Grounded on solid principles We adhere to UN Global Compact labor principles PRINCIPLE 3 We uphold the freedom of association and the effective recognition of the right to collective bargaining PRINCIPLE 4 We support the elimination of all forms of forced and compulsory labor PRINCIPLE 5 We support the effective abolition of child labor PRINCIPLE 6 We support the elimination of discrimination in respect of employment and occupation

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 136 ESG Policies, guidelines and management tools ● Global Recruitment and Selection Policy: guarantees a systematic approach to recruitment, legal compliance and alignment with corporate values to ensure zero discrimination in the recruitment process based on age, marital status, disability, gender, family status, race, religion or sexual orientation. ● Occupational Health and Safety Policy: focuses on the ongoing application of rigorous health, safety and risk-prevention criteria in the workplace, ensuring the active participation and fluid communication with all stakeholders. ● Mental Health Policy: designed to prevent, protect and promote employee mental health and well-being, as well as support workers dealing with mental health issues. Grifols will conduct an organization-wide employee survey in the first quarter of 2024. ● Global Diversity and Inclusion Policy: recognizes and values the contribution of people with different abilities, experiences and perspectives. ● Harassment Prevention Policy: defines harassment as a form of discrimination and defines the types of behavior explicitly prohibited by the organization, underlining its commitment to providing a harassment-free workplace. ● Global Training Policy: establishes training commitments and responsibilities, and offers a framework to develop and implement strategic and long-term employee development plans. ● “Flexibility for U” Policy: extensive to all Grifols employees, it defines the criteria for remote work, additional flexibility measures and best practices in digital disconnection to promote better work-life balance. ● Corporate Internship Policy: establishes and regulates the procedures and benefits for student interns at Grifols’ Spanish installations. ● Grifols Performance System (GPS): annual assessment to ensure managers provide employees with adequate feedback on their professional performance and conduct, including core strengths and areas for improvement. Employee policies are publicly available at www.grifols.com More information on the “Grifols Performance System” section. At Grifols, we “ enhance the health and well-being of thousands of people thanks to the dedication of our team. We manage our “ human capital by addressing the entire life cycle of our employees.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 137 ESG 8 commitments Priorities in 2023 4 core projects 1. Act in a responsible and sustainable manner while engaging Grifols teams. 2. Uphold diversity, inclusion and equal opportunity. 3. Ensure occupational health, wellness and safety. 4. Maintain open lines of communication. 5. Drive innovation by working as a team. 6. Offer training adapted to each employee. 7. Support a professional development model that detects both strengths and areas for growth. 8. Guarantee competitive compensation packages. ● Continue to address the needs detected in the most recent global employee survey (2020) and Engagement Pulse Survey (2023). ● Boost competitiveness through the “Caring for You” program, designed for the entire Grifols workforce. ● Encourage employee development through online or in-person training or learning opportunities. ● Enhance employee experience to attract and retain the best talent while advancing in diversity, equality, inclusion and wellness, driven by a recently implemented wellness plan (2023), a U.S. and Spain-based engagement program and other actions. ● Trust and flexibility to continue promoting an optimal work-life balance ● Emphasis on the health and well-being of our employees ● Program to recognize top contributors launched in 2022 ● Development initiatives with a long-term vision These programs are described in greater detail later in the chapter. Our employee commitments Grifols strives to promote equal opportunities, a diverse and inclusive talent pool, and the professional development of its employees. The company articulates this organization-wide commitment through a range policies, guidelines and other management tools reflect this organization-wide employee commitment. Flexibility Trust & Care Wellbeing Health & Care Recognition Care Development Learning & Care

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 138 ESG We grow alongside our team Global workforce*: 23,741 58% women 42% men Grifols: 21,144 employees Biotest: 2,597 employees (53% women – 47% men) *Total employee pool including Grifols and Biotest Committed to job creation 6,246 employees 99% permanent contracts 52% of employees are 30-50 years old We promote equality** 63%+ promotions correspond to women 67% of new hires are women 41% of directors are women: 172 47% of managers are women: 595 One of the world’s best workplaces for women according to Forbes ** Biotest not included – increase in relation to 2021 We promote diversity 92 nationalities Promoting minorities in the U.S. +African American: 21% in 2023 22.3% in 2022 + Hispanic: 25% in 2023 23.2% in 2022 Recognized as a leading supporter of Hispanics by the Hispanic-Latino Professionals Association 2023 Spain and ROW 3.7% of our workforce is composed by people with disabilities Our employee plans and policies advance equality, inclusion and diversity, evidence of our “ solid commitment to our workforce and creating high-quality employment opportunities. More details on Grifols’ employee pool is available at the end of the chapter.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 139 ESG More details on Grifols’ employee pool is available at the end of the chapter. Grifols’ workforce in 2023 At December 31, 2023, Grifols’ employee pool (including Biotest) stood at 23,741 people, denoting a 10% year-on-year decline. This decrease forms part of the company’s operational improvement plan, announced in the first quarter of 2023. In this regard, the company expressed its intention to promote open dialogue and positive negotiations, as well as prioritize reorganization and hiring freezes to minimize the impact on employees. In 2023, the firm’s workforce fell by 1% in Spain to 4,181 people and by 17% in the Unites States to 13,918 people, while increasing by 2% in the rest of the world, including Biotest. On March 31, Grifols’ labor force reduction plan (ERE, expediente de regulación de empleo) came to an end. The company reduced the number of affected people to 51 following fruitful discussions with employees’ legal representatives. In the U.S., the company carried out an employment optimization plan to boost efficiency in its plasma donation centers. Approximately 2,000 U.S. employees were affected under the plan, which also entailed the reduction of managerial positions from seven to four categories, outplacement services and additional employee benefits. In times of change, we remain committed to our employees As part of its operational improvement plan, Grifols adopted several measures to optimize plasma costs and operations, streamline corporate functions, and modify its organizational structure that impacted its employee pool. While faced with difficult decisions, the company made it a priority to help affected employees successfully transition to new employment opportunities, as well as provide them emotional and professional support. As part of these efforts, Grifols offered personalized counseling and outplacement services with training sessions on interview techniques, salary negotiation, professional development and other competencies. Grifols’ talent pool “ included 23,741 employees at the end of 2023.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Diversity and inclusion

Grifols made significant strides on its Strategic Diversity and Inclusion Plan in 2023. Implemented in 2021, the plan includes development and awareness activities to promote gender equality, the inclusion of people with disabilities and the representation of minorities, as well as a multicultural and multigenerational workforce.

For Grifols, diversity is a core engine in driving innovation and developing new ideas as evidenced in the three core objectives of its Diversity and Inclusion Policy:

1. Reflect the diversity in Grifols' communities of operation.
2. Continuously foster diversity and inclusion in Grifols' corporate culture.
3. Position Grifols as a global benchmark of diversity and inclusion.

In 2023, Grifols introduced the option of including gender pronouns in its corporate email signatures. Gender options were also expanded on job applications, which now include male, female, non-binary or non-declared options. In celebration of International LGBTIQ+ Pride Day, the company imparted training sessions in the U.S. and Spain on the importance of inclusive language, with the participations of over 500 employees.

“Grifols promotes innovation through a diverse employee pool.

Taking pride in our diverse workforce

Grifols continued its efforts to increase ethic representation in its U.S. workforce. Globally, it enhanced its international communications to provide greater visibility for celebrations such as Black History Month, Hispanic Heritage Month, Veteran's Day, International Day of Persons with Disabilities (global), International Women's Day (global) and International LGBTIQ+ Pride Day.

	FOCUS		ACTIONS
	U.S.	Spain + ROW	
2021	Increase the representation of minorities	Bolster inclusion of people with disabilities	•Commitment of top management •Inclusive leadership •Review of people management policies and processes •Corporate culture and communication
2022	Promote intergenerational work values	Promote intergenerational work values	• Comprehensive training • Promotion of intergenerational initiatives • Awareness and educational campaign • Information on benefits
2023	Bolster inclusion of people with disabilities	Promote interculturality	**Interculturality** • Promotion of in-house events on interculturality in Germany, Ireland and Spain • Development sessions on leading multicultural teams **Disability** Spain: • Events with foundations for people with disabilities • Roll-out of DisJobs, a job search platform for people with disabilities • Specific training initiatives U.S.: • Participation in job fairs • Creation of community groups to foster inclusion • Training sessions on disabilities

140

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Diversity in Grifols

	GRIFOLS			BIOTEST	
	2023	2022	2021	2023	2022
Number of nationalities	92	94	98	56	48

Gender diversity by country


GRIFOLS
U.S.
61.2%
38.4%
0.4%
SPAIN
45.2%
54.8%
0.0%
ROW
60.8%
39.2%
0.0%
BIOTEST
GERMANY
46.4%
53.6%
ROW
78.3%
21.7%

RACIAL DIVERSITY IN THE U.S. - 2023



Caucasian	41.3%
Hispanic	25.3%
African American	21.0%
Asian	5.9%
Hawaiian /Other Pacific Islander	0.4%
Native American /Native Alaskan	0.7%
Two or more races	4.0%
Unspecified	1.5%

More details and tables on the composition of Grifols' workforce by fiscal year are available at the end of this chapter.

141

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 142 ESG Anti-discrimination principles and actions The company has zero tolerance for any type of harassment or discrimination. In 2023, its affirmative action plans translated into 67 measures, compared to 110 in 2022 and 96 in 2021. Grifols’ development plan features prevention training activities such as courses delivered as part of the Equal Opportunity and Grifols Ethics Line, among others. Both courses are mandatory for Grifols employees. In 2023, the company received 55 incidents of discrimination reports out of 21,144 employees, compared to 36 incident reports in 2022 out of 23,947 employees, and 52 incidents in 2021 out of 23.234 employees. All complaints were thoroughly investigated and evaluated. In Biotest, there have been 0 reports of discrimination-related incidents in both 2023 and 2022. While none were deemed discriminatory in legal terms, the company took active measures to cultivate a discrimination-free workplace by imparting training and awareness sessions. Grifols has a specific procedure to protect employees who report instances of discrimination through the Grifols Ethics Line. More information: “Corporate Governance” chapter and Grifols Ethics Line Grifols adheres to: Zero tolerance for harassment ● International Labour Organization (ILO) principles, created to promote social justice, human rights and the recognition of core labor standards. ● Principles of equal opportunity and non-discrimination in employee recruitment and hiring processes. ● U.S. Department of Labor’s Office of Federal Contract Compliance Programs (OFCCP) regulation, which requires active measures to ensure equal employment opportunity and prevent discrimination based on race, gender, religion, age, sexual identity, disability and other factors. Harassment is a form of discrimination. Established in 2021, Grifols Harassment Prevention Policy aims to eliminate any offensive verbal, physical or visual behavior and actions directed at employees on the basis of gender, color, race, ethnicity, religion, national origin, age, disability, pregnancy, sexual orientation, gender identity or expression that create an intimidating, offensive or hostile work environment or undermine employees’ professional performance. Translated into 11 languages and adapted to local regulations, this policy reflects Grifols’ commitment to three fundamental pillars: 1. Guarantee of a non-harassment workplace. 2. Fair treatment of employees based on mutual respect. 3. Cultivation of a workplace culture accepting of individual differences. The Harassment Prevention Policy outlines specific conducts prohibited by the organization, as well as escalation processes and disciplinary measures in the case of violations. The aspects contained in the policy are reinforced by employee training. Both factors are essential to prevent, correct and discipline any behavior that violates the policy. Training in Grifols Harassment Prevention Policy 5,100+ people

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Integrating people with disabilities

Grifols is committed to employing people with disabilities, and only adopts alternative measures when their employment is technically or organizationally infeasible, as defined by the General Disability Law applicable to private- and public-sector Spanish organizations.

In the U.S., Grifols complies with the employment provisions of the Americans with Disabilities Act (ADA), a federal law designed to prevent discrimination and provide equal opportunities for people with disabilities.

Under its Strategic Plan for Diversity, the company formed teams in Ireland, Germany and Spain to attract diverse talent and enhance the employee experience of people with disabilities.

Highlights in 2023 included:

- Heightened Grifols' presence in specialized forums, university collaborations and partnership to identify and incorporate diverse talent.
- Improved communication and adaptation of the employment platform to ensure accessibility.
- Delivery of employee training sessions and development programs on inclusion of people with disabilities for recruitment managers in the U.S. and Spain.
- Development of a plan for participation in conferences and publication in specialized forums in North America to promote diversity.
- Collaboration with different foundations and organizations to develop specific events co-led by Grifols: TEB Group.
- Creation of steering committee in the U.S. to review and improve the company's inclusion performance.

"Grifols' strategic diversity plan includes efforts to integrate people with disabilities in its workforce.

We promote universal accessibility

Grifols takes steps to ensure universal accessibility for people with disabilities. When a person with a disability is hired, the company adapts their work station and environment. Grifols complies will all legal regulations in its new buildings and installations and adapts existing structures whenever necessary, applying the principles of accessibility, including the elimination of architectural barriers.

Employees with disabilities in Grifols

785
people

648 in the U.S., 82 in Spain, 54 in Germany and 1 in Ireland

EMPLOYEES WITH DISABILITIES

	2023	2022	2021
Grifols	785	899	772
Biotest	67	59	

143

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 144 ESG Equal opportunity plans A holistic understanding of equality Grifols’ equal opportunities plan for men and women is extensive to its entire Spanish workforce. Its implementation was negotiated with employee representatives in compliance with Spain’s regulatory framework. The plan includes 41 gender-equality measures including efforts to guarantee equal pay and opportunities in recruitment processes and internal promotions, and ensure harassment-free workplaces, among others. In force until 2026 and publicly available on REGCON, the plan led to women representing 63% of promotions in 2023. In its first year, the plan focused on employee communications and a benchmarking of the current situation. In turn, the company created a communication channel and appointed of an equality agent, and led awareness initiatives on the value of equal opportunity between men and women in the workplace. Grifols works on several fronts to promote gender equality within the organization and beyond. Among its broad-based efforts, the company continuously reviews its promotion processes to detect opportunities for improvement; ensures the use of inclusive language in its internal communications; supports initiatives to boost women’s participation in STEM; and participates in volunteer programs to increase the employability of women at risk of social exclusion. Internally, the company works to embed equality throughout the organization by implementing and analyzing gender metrics (among other diversities) in its talent development programs and work climate surveys. Grifols’ affirmative action plan includes an internship program in Spain for women with STEM profiles. In 2023, the program incorporated seven female interns in two departments with a lower presence of women: software and engineering. At the close of this report, one had recently joined as a permanent member of Grifols’ staff. Among the actions carried out were online and in-person training workshops, imparted to 56% of Grifols’ workforce in Spain as of December 31, 2023. In 2023, the company negotiated an updated action protocol and measures to address on-the-job harassment, sexual harassment, gender-based harassment, gender, sexual orientation and other instances of workplace aggression. In addition, actions stemming from the employee wellness plan were framed from a gender perspective. For other geographical regions, Grifols applies the principles of equal opportunities defined in the Global Diversity and Inclusion Policy. In 2023, 63% of “ promotions were allocated to women as part of Grifols’ equal opportunities plan.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 145 ESG WOMEN IN GRIFOLS 58% of Grifols’ workforce are women 40% of senior management and directors’ positions are held by women 63% of all promotions were allocated to women 67% of new hires are women Women in Grifols represent: 39% of directors (172) 41% of senior management (230 / +7.2) 47% of management (595) 48% of senior professionals (954 / +1.9) 52% of professionals (1,424 / +0.6) 63% of administrative and production operators are women (8,856) One of the world’s top companies for women according to Forbes 2023 ranking Grifols continues to make progress on its equality and equity roadmap to achieve the goals defined in its 2030 Agenda, including women holding 50% of its senior management positions. Promoting women in the workplace: Grifols Women in Leadership Awards In 2023 Grifols launched the Women in Leadership Awards in memory of Dr. Marilyn Rosa-Bray, an exceptional Grifols’ leader for 24 years and an outstanding contributor to the plasma industry. The Women in Leadership Awards recognize the work and contributions of women at Grifols, showcasing their achievements as part of its commitment to gender equality.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 146 ESG Talent development Grifols conducted an Employee Survey in 2020 extensive to the entire workforce, whose findings have served as an entry point to address areas of improvement and initiatives to keep pace with the changing business climate, also in 2023. The next global survey will be carried out in 2024. In 2023, the company conducted an Engagement Pulse Survey using the Gallup model to capture insights from 4,000 employees across all business areas in Spain, the U.S. and Germany. The survey included 16 questions with a Likert response scale to measure respondents’ level of agreement or disagreement; a Net Promoter Score (NPS) question to assess their degree of employee satisfaction; and an open-ended question. Based on these results, Grifols will identify employees’ most critical concerns and design country-specific and global action plans to explore potential solutions and employee-engagement strategies. With the 2024 Employee Survey findings, the company expects to discern the effectiveness of actions informed by feedback from the Engagement Pulse Survey. The company will also incorporate and analyze other areas related to the commitment of the employees. The analysis of results has included a global vision and, additionally, a vision of the results of the main business areas by professional level, country, gender and age that will allow Grifols to adapt the action plans to the different groups identified. In 2024, Grifols will bolster its talent pipeline through the GROW Program and Talent Program, now in its second edition. Taken together, they will benefit a total of 150 Grifols employees. Merging theory with practice, both programs are designed to inspire new knowledge and impart a unique, high-impact learning experience for all participants. In this regard, program participants acquire a solid theoretical base, combined with practical skills and competencies to enhance their performance in their specific roles. With a focus on talent attraction and development, Grifols’ leadership programs also offer a singular space for reflection, critical to ensuring a deep learning impact. Our values Our objectives ● We believe people are the most important asset for a company that aspires to grow ● We advocate recognizing our team members for their contributions to the group ● We seek professionals who support our corporate culture ● Talent recruitment ● Training and development ● Performance management ● Employee commitment and retention ● Internal growth ● Talent and succession Grifols identifies “ the most critical issues for employees and designs specific plans to address them.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 147 ESG Grifols Performance System The Grifols Performance System (GPS) is an annual process extensive to the entire organization to ensure managers properly evaluate their team members’ professional performance and provide adequate feedback. Through this process, the company is better equipped to identify high performers and potential areas for improvement. The GPS’s primary focus is to assess the competencies defined in the Grifols MAP model (competency model based on Grifols values) and each employee’s potential following the Grifols potential model (aspiration + commitment + agility). Before providing the assessment to the employee, a calibration is made to make sure managers are using the same criteria when measuring their team members’ potential and performance. This calibration is carried out with the collaboration of each business area’s leadership team to guarantee fairness and minimize bias (Talent Review on the Nine Box matrix). All GPS processes are guided by a common document shared by both the manager and employee, with the following content: ● Current objectives ● Performance appraisal ● Professional development ● Overall performance score ● Overall potential score ● Talent review (performance + potential score) GPS is a yearly global assessment It includes three phases, which go from November to November every year. Linked to other core areas Enhancements made to the GPS in 2022 and 2023 allow connecting their results to critical human-resource processes: Direct • Merit-based compensation: managers are advised not to raise the salaries of poor performers (scores of 1 or 2) beyond labor agreement stipulations. • Action plan for low-performing employees (scores 1 or 2). Indirect • Bonus, a performance metric visible in the GPS. • Recognition program, connecting it with performance. For several years running, GPS evaluations have also been used for promotions, internal jobs shifts, the design of individual development plans and determining the participants in Grifols talent programs, among other areas. Shaping Grifols’ future-forward strategy The GPS combined with the Talent Review, conducted midway through the year, have a high impact on future HR decisions. Leveraging these results, the company makes strategic decisions and translates the collected data into actionable insights. Evaluation phase Calibration phase Feedback phase Self-evaluation 1:1 interview Evaluation from manager GPS Calibration (Talent review) GPS Final signing Calibration sessions Selecting future leaders Candidates for talent programs Coverage of key and strategic positions Compensate on a performance basis BUILDING THE FUTURE GPS and Talent Review (performance + potential calibration) are the basis for Grifols’ decisions on talent management. They translate data into actions to build the future.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 148 ESG People development programs Global Recognition Program Created to foster a work environment by recognizing and rewarding employees’ contributions, job performance and conduct in alignment with company values. The program focuses on three core dimensions: corporate values, work anniversaries and exceptional performance. Since its July 2022 launch, the company has granted more than 49,000 awards, including 20.400 in 2023. Talent Program: Leading the Future A 12-month leadership program designed to forge and develop Grifols next-generation leaders. Its first edition was held from October 2022-October 2023, welcoming 100 high-potential employees (50% women). The second edition has already commenced this year. All participants have been identified as “high performing” and “high potential” employees in manager and/or senior manager positions. The program includes in-person group sessions on leadership development competencies; online sessions on new relevant digital trends, personal branding and other issues; self-knowledge and coaching sessions; mentoring sessions with senior company leaders; and work rotations in other departments. This program supports Grifols’ talent retention by encouraging internal promotions, with 33% of participants from its first edition receiving promotions. In addition, it directly involves Grifols’ top leadership in mentoring and job rotation processes, including the Senior Executive Leadership Team) and senior executives. The program’s satisfaction scores are 4.7 out of 5, including a 4.9 rating for the in-person meeting to wrap up the first edition. New leadership programs at Grifols In 2023, Grifols designed and developed the GROW program, aimed at high-potential, high-performance employees, including senior technicians, specialists and emerging leaders. The first edition is scheduled to commence in 2024 with 50 participants, who will grow professionally through a unique blend of strategic learning and practical insights. The following programs were also launched: ● The Strategy Program: Designed to enhance the skills, capabilities, and knowledge of 40 executives and senior managers at Grifols. ● The Supervisor Development Programs (SO) in Donation Centers: Aims to provide participants with specific leadership attributes for effectively leading a team. This program will benefit 900 individuals. ● The International Graduate Program: Recruiting 50 young talents for a three-year international program. It is designed to retain the best talents and build a leadership pipeline within Grifols. Being recognized “ for my work motivates me and points me in the right direction to continue growing and improving my performance. Celso Gonçalves de Oliveira Filho Sales Product Specialist, São Paulo, Brazil Grifols expects “ to launch new programs in 2024. Support and employment benefits for Grifols’ employees ● Salary and benefits package ● Teleworking options and policy ● New incentives plan 2023 ● Employee wellbeing plans and programs ● Extra contributions to pension plans ● Family support and work-life balance

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Attracting new talent

The year 2022 was a turning point for attracting and recruiting the new talent needed to drive plasma recovery in donation centers and the production of plasma-derived medications in the United States. This shift occurred in response to widespread resignations during the pandemic, known as the Great Resignation.

Despite the tight labor market, the company successfully filled more than 6,000 positions, which led to upswings in both its production and economic performance. Talent recruitment has become more agile thanks to greater awareness and recognition of Grifols as an employer.

The Grifols Employer Branding Initiative has played a key role in this regard, reflecting the company's coordinated efforts to attract, develop and retain talent, improve brand recognition, and enhance employee engagement.

In 2023, the company built on its efforts to reinforce its collaboration network with U.S. academic entities and employment centers, initiated in 2022. It also worked to participate in more large-scale job fairs in high schools and community colleges, and spearhead new internal and external communication and awareness campaigns.

“ 24% of new positions were covered by current employees.

Student internships

Grifols collaborates with several educational institutions, primarily universities, to offer corporate internships for their students. Through these experiences, interns gain hands-on training and new competencies to complement their classroom learning and prepare for their future careers.

Created in 2017, Grifols' internship policy assigns a company tutor or representative to each participant to support them throughout their learning journey. Corporate internships are six to 18 months in duration.

948 interns since 2017

162 joined Grifols' workforce

249 people interned at Grifols in 2023


WE ARE GRIFOLS

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 150 ESG Driving continuous development OUR CULTURE OF LEARNING IN 2023 Online training 93% of training activities in 2023 Commitment to online development Multicultural sensitivity • Centered on multicultural differences and business protocols • Continuation of “Doing Business in China” in 2023 • Expansion of Percipio portfolio offerings in 2024 On-demand learning 21,000+ Grifols employees have acccess to on-demand training Delivery on an online learning platform Global Percipio (Skillsoft) platform is globally available Employee training is a cornerstone of Grifols’ professional and talent development. The company works to assure all employees have access to continuous training and learning opportunities, as defined in its global training and development strategy. This strategy reflects the organization’s corporate values and offers a framework to address the needs detected in individual, team, business and organizational areas. Grifols’ professional development opportunities foster a learning culture of personal accountability, and are continuously adapted to reflect evolving business priorities, economic shifts and future trends. Training activities are evaluated based on learners’ degree of satisfaction and their applicability to their specific roles. In the case of Grifols on-demand learning, employees are able to choose from a portfolio of learning resources based on their individual needs.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 151 ESG Employee development innovations Grifols opened its manufacturing training center in Parets del Vallès (Barcelona, Spain) in 2022. This center employs process and procedural simulations outside manufacturing areas, allowing to team members to acquire new skills in a risk-free environment. The company consolidated the use of virtual reality learning for onboarding processes in 2023, with plans to extend its implementation in Grifols Professional Development Academy, which delivers a more immersive and interactive learning experience. In 2022, Grifols’ Barcelona and Dublin training centers were the first to incorporate VR technology. Grifols was recognized with the Gartner Eye on Innovation Awards in the life science category for its success in leveraging virtual and augmented reality solutions to drive cultural change within the organization. Especially noteworthy in 2023 was the global launch of the Skillsoft Percipio platform, accessible to all Grifols employees. Using this platform, learners can enhance their skillsets and enjoy an immersive learning experience from any device. With 8,400 courses on offer, it stands out for its global accessibility, choice of 18 languages and distribution in 700 channels. Its content covers an array of topics, including digital transformation, leadership, diversity, equality and inclusion, collaboration, personal wellbeing and productivity and process improvements. Grifols was “ recognized with a Gartner Eye and Innovation Award for its successful use of virtual and augmented reality as a lever for cultural change.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 152 ESG OVERVIEW OF GRIFOLS EMPLOYEE DEVELOPMENT 5,582,576 training hours 69% training hours delivered to women 31% training hours delivered to men Training hours by region 4,962,428 United States 94% of the workforce received training 303,290 Spain 96% of the workforce received training 316,857 rest of the world 91% of the workforce received training Training in health, safety and environment 96,759 training hours Represents 2% of the company’s total training hours 5,758 training hours at Biotest Represents 10% of total training hours at Biotest Training in Biotest 58,835 training hours 46% delivered to women 54% delivered to men Overview of training hours % l Executives 1,749 0.0 l Directors 14,201 0.3 l Senior management 22,560 0.4 l Management 64,843 1.2 l Senior Professionals 112,073 2.0 l Professionals 350,769 6.3 l Administrative and production operators 5,016,381 89.9 More details on training hours at Grifols is available at the end of this chapter.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 153 ESG Overview of training hours % l Executives 1,749 0.0 l Directors 14,201 0.3 l Senior management 22,560 0.4 l Management 64,843 1.2 l Senior Professionals 112,073 2.0 l Professionals 350,769 6.3 l Administrative and production operators 5,016,381 89.9 Training programs These programs focus on the continuous reinforcement of leadership and coaching skills. In 2023, the company reinforced its emphasis on change management and communication skills, with special attention paid to self-leadership (leading oneself) and team leadership (leading others). Core programs: • Grifols Leadership Exchange Program: ongoing development program targeting managers and high potentials in the industrial sector. • Week of Learning: Encourages Los Angeles-based technicians and supervisors to prioritize learning development. Throughout the week, employees gained new insights into an array of leadership and technical development topics. • Evolving Leadership: 6-month program to bolster the leadership skills of 20 mid-level managers in Ireland to reinforce the subsidiary’s leadership pipeline and advance its strategic priorities. • “Leading the Future” Talent Program: 12-month global program to prepare Grifols’ future leadership team. • International short ad-hoc programs: “Leadership by Objectives in Flexible Environments”, “The Development and Performance Interview”, “Digital Leaders”. Grifols also gives employees the chance to take part in professional development opportunities outside the organization, contributing to its culture of ongoing learning and improvement. This program offers employees the necessary flexibility and financial support to earn official higher education degrees and professional certifications. New programs: • Leading in Times of Change: 160 leaders from Grifols’ U.S. and Spanish operations participated in development initiatives to strengthen their resilience and communication competencies in times of flux. • Leading People and Teams: redesign of a core Grifols leadership program, now delivered in a 4-month format with personalized support. The company has successfully imparted several editions in Spain. • Finance for Non-Financial Professionals: More than 40 leaders have taken part in this program to expand their knowledge of key financial principles. Grifols will expand its delivery to a wider audience in 2024 following the successful launch of its first edition in Spain. NUMBER OF TRAINED DIRECTORS 2021 2022 2023 583 634 481 Executive development Educational Expenses Reimbursement Program EDUCATIONAL GRANTS (NO. OF BENEFICIARIES) 2021 2022 2023 428 403 345 ~3,000 executives took part in Grifols development programs over the last 4 years 860,000+€ allocated to programs

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Grifols Academy: differential learning opportunities

Created in 2009, Grifols Academy reflects the company's staunch commitment to its employees, continuous development and diverse social agents. The Academy comprises three distinct entities–Academy of Professional Development, Academy of Plasmapheresis and Academy of Transfusion Medicine–each with its distinct educational focus.

Under its umbrella, Grifols promotes employees' educational and professional development, inculcates corporate values, and provides resources and services to medical professionals worldwide to help them offer better patient care.

In addition to educating employees, Grifols Academy development programs and training activities inspire the exchange of plasma-sector knowledge and experiences, making them a differential offering.

THE GRIFOLS ACADEMY
PROFESSIONAL DEVELOPMENT

The Professional Development arm offers training and professional development programs to reinforce employees' corporate competencies and values. Its three core training areas include corporate competency development, leadership development and onboarding actions.

In 2023, the company revised its value proposition to adapt it to its new strategic needs in a globalized environment in continuous flux. Another key focus was its international expansion in Central Europe, Egypt, China and Canada.

THE GRIFOLS ACADEMY - PROFESSIONAL DEVELOPMENT

	2023	2022	2021
No. of participants	2,399	2,001	2,068
No. of training sessions	108	135	163
Online training hours	12,504	4,468	5,630

More information: The Grifols Academy

THE GRIFOLS ACADEMY
PLASMAPHERESIS

The Grifols Academy-Plasmapheresis delivers general and specialized plasma-specific training on leadership, quality, operations and medicine to accelerate the professional development of U.S.-based employees.

In 2015, it received a five-year approval from the Accrediting Commission of the Accrediting Council for Continued Education and Training (ACCET), which is valid until December 2024.

The Grifols Academy continued to enrich its learning portfolio in 2023.

THE GRIFOLS ACADEMY - PLASMAPHERESIS

	2023	2022	2021
No. of participants	6,573	13,736	9,731
On-campus participants	491	893	495
Remote participants	0	110	85
No. of online training hours	9,790	39,099	42,492
No. of hours of distance learning	0	2,468	1,631

The Grifols Academy, an inspiration for other organizations

In 2023, Grifols renewed its 10-year contract with Licon, a Mexican company specializing in clinical diagnostics and transfusion medicine, which has been distributing Grifols' diagnostic solutions in this market for more than 23 years. Inspired by The Grifols Academy learning methodology, it founded The Licon Institute in 2004 to offer development opportunities for diagnostics professionals in the region. Since its creation, the Licon Institute has trained more than 21,000 professionals in Mexico and Latin America.

154

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 155 ESG THE GRIFOLS ACADEMY - PLASMAPHERESIS 2023 2022 2021 No. of participants 6,573 13,736 9,731 On-campus participants 491 893 495 Remote participants 0 110 85 No. of online training hours 9,790 39,099 42,492 No. of hours of distance learning 0 2,468 1,631 Fair compensation practices Remuneration system Grifols’ remuneration philosophy is grounded on meritocracy and equal opportunities, with an emphasis on employees’ professional performance and contributions toward the company’s strategic objectives and long-term sustainability. The company guarantees non-discrimination on the basis of gender, age, race, religion, sexual orientation or other personal factors. Grifols’ remuneration policy aspires to compensate employees objectively and coherently according to their level of responsibility and performance. Each country offers fair and competitive compensation packages adapted to the local market and guided by the following core principles: • Fixed salary based on the level of responsibility of the position, the employee’s career path and labor market practices in alignment with country-specific regulations. Positions have defined salary ranges, which are reviewed every year. • Variable retribution such as bonds or monetary incentives linked to the achievement of concrete and measurable objectives previously defined and communicated. • Compensation packages reflective of market trends and employee needs. Grifols offers numerous social benefits and programs in its countries of operation adapted to the local context. These include medical insurance policies, pension plans, life and/ or accident insurance, travel insurance, tuition grants, well-being plans and discounts on products or services. Every year, an external competitiveness remuneration analysis is conducted to assess Grifols’ compensation practices and ensure they reflect industry best practices, as outlined in the company’s remuneration policy. Grifols makes every effort to ensure its employees enjoy a decent living wage in line with their country’s economic context. To this end, it performs an annual review to assess country-specific costs of living and market wages, periodically updating compensation levels as needed. New incentive plans Grifols announced two new incentive plans in the first half of 2023: a short-term incentive plan (STIP) extensive to the entire workforce, and a long-term incentive plan (LTIP) that grants stock options for roughly 220 Grifols employees, including certain executive directors and senior-level leaders. In general, these incentive plans are based on the attainment of predetermined and quantifiable financial and non-financial (ESG) objectives, with vesting contingent on positive individual performance evaluations. Both incentive plans were ratified at the Annual General Shareholders’ Meeting in May. More information on remunerations by professional category, age and gender are available in the tables at the end of this chapter. Grifols remunerates “ its employees objectively and in accordance with their responsibility and levels of performance.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 156 ESG Moving towards pay equity Grifols does its utmost to ensure equal opportunities and remuneration, regardless of gender in reflection of its staunch commitment to pay equality. The company analyzes its adjusted and unadjusted gender pay gap every year as part of these efforts. In 2023, Grifols received external support from the global consulting firm EY to ensure the maximum rigor and transparency in its analysis. The unadjusted wage gap is calculated as the difference between the average wage of men and the average wage of women, calculated with respect to the average wage of men. For the purposes of this report, the average wage is taken to be the mean annual gross fixed wage at 100% employment. On the other hand, the adjusted wage gap is considered more accurate, since it is calculated by applying econometric models that allow us to compare the wages at 100% employment for men and women, isolating the effects generated by differences in socioeconomic characteristics (such as age, seniority, geographic area or educational level) or job characteristics (such as type of working day, type of activity or professional category). This report contains an analysis of the pay gap in Spain, the U.S., Germany and Ireland, which together account for more than 90% of the group’s workforce. In Spain, Ireland and Germany, the unadjusted pay gap is below the national average pay gap according to the World Economic Forum’s Global Gender Gap Report 2023. In the case of the United States, it is within the same range. The company’s results by professional category highlight its progress in augmenting women’s presence in leadership roles and pay equality, with concrete metrics outlined in the 2022-2024 Global Diversity Plan. These measures have led to an increase in the percentage of women in senior positions in recent years. In 2023, the percentage of women in the Executives category rose to 23.81%. In the Directors category, female representation was 38.8% in 2023. At Grifols, the “ percentage of women in the Executive category rose to 23.3% in 2023.

In parallel, the Grifols 2030 Agenda includes a target of 50% women in Senior Management positions. This figure stood at 41.6% at year-end 2023.

The company believes that the increased presence of women in these professional categories will have a positive impact on pay gap calculations.

Grifols also addresses the promotion of women in STEM (Science, Technology, Engineering and Mathematics) positions as another priority factor to continue promoting wage parity, whose cultural component must be balanced. In this regard, the company spearheads several initiatives and measures to identify STEM roles and foster greater access for women.

In addition to the aforementioned action plans–important for their direct relationship with reducing the gender wage gap–the company is also improving its selection, salary review and promotion processes to ensure they are integrated into indidividual performance evaluations and reflect common, transparent and gender-neutral criteria. At the same time, it is promoting flexible work schedules extensive to all employees, and training and professional development initiatives to bolster the pipeline of female talent and incorporate more women in leadership roles.

As outlined in Grifols 2030 Agenda, the company works to ensure that women make up 50% of candidate interviews for managerial roles and higher.

“

The percentage of women in Senior Management positions increased to 41.6% in 2023.

EQUAL PAY FOR SIMILAR JOBS 2023

	Spain	U.S.	Ireland	Germany
Salary gap by country*	35%	23%	31%	39%
Grifols				
Adjusted pay gap**	3.19%	1.2%	1.76%	2.32%
Unadjusted pay gap	12.50%	24.4%	7.9%	16.71%

*Source: Global Gender Gap Report 2022 – https://www3.weforum.org/docs/WEF_GGGR_2022.pdf

** Details and comments on the methodology and its calculation are available in Chapter 9 "About this Report."

*** Difference between the average wage of men and the average wage of women, calculated with respect to the average wage of men. In this regard, average salary is understood as the average annual gross fixed salary at 100% of occupation (SFB100%) (Wage gap = [SFB100% average male - SFB100% average female] / SFB100% average male).

An overview of remuneration tables is available at the end of this chapter

157

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 158 ESG Grifols continues to advance pay parity The adjusted pay gap stands at 3.2% in 2023, reflecting the company’s commitment to pay parity. Worth highlighting is the reduction in the Director category (-1.4%) as a result of a 16% uptick in female participation in this grouping, stemming mainly from promotions of women to Senior Management positions. In 2023, Grifols continued its efforts to advance pay parity and promote women’s access to leadership roles. The company’s adjusted gender wage gap in the U.S. was 1.2%, while its gross pay gap stood at 24.4%, compared to 24.6% in 2022. Grifols recorded narrower gross pay gaps in both the Directors (-1.7%) and Management (-2%) categories. At country level, the unadjusted salary gap was 35%. In Grifols, this gap stands at 12.5%, well below the national result. The unadjusted wage gap in the U.S. stood at 23%, compared to 22.8% in 2022. Grifols’ U.S. workforce decreased by roughly 16% in 2023 from the previous year, with no impacts on its gender composition. Equality and wage gap: Grifols in Spain Equality and wage gap: Grifols in U.S. 2023 2022 2021 Spain unadjusted 35% 38.4% 40.2% Grifols adjusted 3.2% 3.0% 3.2% Grifols unadjusted 12.5% 12.1% 12.4% 2023 2022 2021 US unadjusted 23% 22.8% 33.2% Grifols adjusted 1.2% 0.9% 2.1% Grifols unadjusted 24.4% 24.6% 28.1% 19.8% employees in Spain over total workforce 45.2% are women 65.8% employees in the U.S. over total workforce 61.2% are women

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Equality and wage gap: Grifols in Ireland

In 2023, Grifols' adjusted gender wage gap in Ireland fell by a percentage point to 1.8% (2.8% in 2022). Its unadjusted wage gap stood at 7.9%, decreasing notably from the 15.8% reported in 2022. In terms of professional categories, the wage gap declined in both Senior Management (-13.7%) and Management (-6.5%) groupings.

The 7.9% decrease in the pay gap is evidence of the company's concerted efforts to ensure men and women enjoy the same salary conditions when performing the same role.

Ireland's unadjusted gender wage gap stodd at 31% in 2023, far above the 7.9% gap at Grifols.

Grifols' employee base in Ireland expanded by more than 10% last year, with no changes to the proportion of men and women in its workforce compared to 2022.

1.8% people in Ireland over total workforce

44.7% are women

	2023	2022	2021
Ireland unadjusted	31%	29.7%	31.0%
Grifols adjusted	1.8%	2.8%	0.1%
Grifols unadjusted	7.9%	15.8%	17.4%

Equality and wage gap: Grifols in Germany

Grifols' adjusted gender wage gap in Germany was 2.3% in 2023. Worth noting were narrower pay gaps in the Director (-2.6%) and Senior Management (-14.3%) categories.

The unadjusted gender wage gap is 16.7%, well below the national average of 39%.

6.3% people in Germany over total workforce

71.1% are women

	2023	2022	2021
Germany unadjusted	39%	41.4%	38.6%
Grifols adjusted	2.3%	1.4%	0.5%
Grifols unadjusted	16.7%	14.5%	18.3%

Details on the gender pay gap are available in the tables at the end of this chapter.

159

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 160 ESG Relationships built on trust Social dialogue Worker representation committees Collective labor agreements For Grifols, engaging in social dialogue with worker representatives is critical to collaboratively address the transversal issues that require collective bargaining in its various workplaces. The Spanish labor-relations system defines two types of company representation: trade union representation and unitary or elective representation. These people include members of trade unions, company committees and personnel delegates, with whom Grifols holds regular meetings to address issues affecting the workforce. In other countries such as France and Germany, Grifols routinely meets with workers’ legal representation. In Italy, company decisions that could impact collective working conditions are discussed with trade union organizations In Spain, Chile and Germany, where labor committees are established by law, Grifols assigns managers to oversee the prevention of occupational health and safety risks. In 2023, most of Grifols employees in Spain were represented by a joint committee comprised by employees and occupational health and safety managers. In Chile and Germany, 100% of employees Grifols’ employees in Spain, Germany, Italy, France, Argentina and Brazil work under collective agreements. In 2023, 4,444 employees were covered by these agreements, representing 21.0% of Grifols’ workforce. In the United States, industry-level collective bargaining does not exist, so negotiations are carried out at the company level. The Taft-Hartley Act regulates industry-specific benefit plans and states that federal courts have jurisdiction to enforce collective bargaining agreements. In Biotest, 62% of the workforce is covered by collective agreements. were represented by these committees. There is no formal representation in the remaining Grifols subsidiaries. In these markets, the company regularly communicates and consults with its specific workforces, which establish committees that welcome employees’ participation and proposals. Each subsidiary defines the frequency of these meetings and subsequent follow-up of the committee’s specific plans, actions and measures. Grifols employees “ are covered by the collective bargaining agreements applicable in each country. Grifols encourages communication with them through their legal representatives.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Savings forecasting system

Grifols' employee remuneration packages include a range of social benefits. In most countries, benefits include retirement savings instruments, and death and disability coverage.

These long-term savings systems are designed according to the specific practices, particularities and social welfare needs of each country.

In Spain, retirement savings are mainly framed within a public protection system. Notwithstanding, Grifols promotes contributions to employee pension plan offered to team members in certain categories, doubling their contributions.

In addition, in December 2019, the Partial Retirement Agreement signed with labor unions came into force in Spain. This accord regulates access to partial retirement at Grifols until December 2025.

The U.S. model transfers the coverage of pension services to the private sector and personal initiative, as established by Employee Retirement Income Security Act (ERISA) standards.

Grifols offers its U.S. employees the option of contributing to a 401(k) Retirement Plan, allocating a maximum 5% of their annual salary depending on their individual contributions.

Ireland also has a public retirement benefit system. Grifols employees in this country have the option of leveraging a corporate pension plan based on a defined contribution scheme. In this way, employees can grow their retirements savings by making contributions of 5% of their salary, which the company supplements with an additional 5%.

Based on the characteristics of each model and current country-specific legal regulations, Grifols made the following contributions to pension plans:

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS

Thousands of euros	2023			2022			2021		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Spain	472.9	606.0	1,079.0	448.7	584.1	1,032.8	419.3	528.5	947.8
U.S.	14,502.9	15,627.6	30,130.5	15,406.4	15,652.4	31,058.8	12,426.1	13,539.4	25,965.5
ROW	516.5	436.8	953.2	384.4	412.2	796.6	435.0	403.6	838.6
Total	**15,492.3**	**16,670.3**	**32,162.7**	**16,239.5**	**16,648.7**	**32,888.2**	**13,280.4**	**14,471.5**	**27,751.9**
%	48.2%	51.8%	100.0%	49.4%	50.6%	100.0%	47.9%	52.1%	100.0%

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS - BIOTEST

Euros	2023		
	Women	Men	Total
Germany	n/a	n/a	4,920,204.00
Spain	0.00	0.00	0.00
U.S.	0.00	0.00	0.00
ROW	46,760.47	86,770.83	133,531.30

Data not disclosed for Germany due to confidentiality and personal data protection reasons.

161

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 162 ESG Occupational health and well-being Grifols’ Occupational Health and Safety area establishes annual objectives, as well as oversees an audit program to supervise the health-related management systems of its subsidiaries. In addition to its planned objectives, Grifols approved a new Mental Health Policy and the continuity of the Wellbeing Program in 2023. Grifols has an occupational health and safety structure in all of its countries of operation, in addition to a corporate Occupational Health and Safety Department that serves the entire group. Health and safety “ milestones in 2023 New Mental Health Policy Consolidation of the Wellness Program Launch of the management system for subsidiaries and internal audits Corporate health “ and safety program: evaluation and monitoring Monthly monitoring of main health and safety indicators Advisory to all Grifols companies and follow-up of preventive plans Corporate audits in alignment with the annual plan: 5 in 2023 Mental Health Policy, leading by example Enhancing people’s health and well-being is Grifols’ raison d’être. The company supports the European Union’s calls to promote mental health care and eliminate the stigma surrounding it. To this end, in 2023 Grifols implemented a new corporate mental health policy to support and safeguard the mental health policy of its employees. In addition, the company also rolled out an action plan with three main objectives: to monitor overall mental health and well-being indicators; provide resources to prevent and manage anxiety and stress; and foster a culture that prevents health-related discrimination. Grifols’ mental health policy and initiatives became effective in 2022, positioning the company at the forefront of this critical domain. Mental Health Plan: 3 core pillars Prevention Detection Performance ● Awareness campaigns ● Specific training on the Mental Health Policy ● Training on mental health resources ● Embellishment of spaces to create healthy work environments ● Suicide and bullying protocols ● Efforts to cultivate a positive work environment ● Mental health questionnaires ● Risk evaluations ● Procedures for detected cases ● Communication channels ● Monitorization of indicators ● Psychological consultations ● Action plans deriving from detection resources

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 163 ESG Comprehensive management of occupational health and well-being Management system Grifols workplaces in Spain are all ISO 45001-certified. A three-year plan is under way to earn ISO 45001 certification for all U.S. manufacturing plants by 2030. Grifols international subsidiaries have country-specific systems in accordance with corporate policy and standards. In 2023, Grifols implemented five new occupational health and safety standards, which are extensive to the entire group. Hazard identification and risk minimization Integrated into the design phase of manufacturing plants, process changes and the acquisition of new equipment. Occupational health and safety training and awareness programs All Grifols employees receive training and information on occupational health and safety issues, starting in the onboarding phase and throughout their tenure at the company. In 2023, Grifols rolled out a new behavior-based safety (BBS) program in Spain, following its effective implementation in the U.S. There are plans to extend the BBS program to Ireland and Germany (Haema) in 2024. Promoting employee health and well-being Grifols heads several programs in its core countries of operation. In 2022, the company launched the “Take Care of Your Heart” program, a three-year wellness plan extensive to all subsidiaries focused on preventing cardiovascular diseases. Globally, it led actions related to alcohol consumption, nutrition, mental health and physical exercise. Management in contractor operations Grifols’ production centers have management procedures regarding contractor management. In Spain, contractors are required to outline their occupational-risk prevention measures on an IT platform in order to access Grifols installations. The procedures for each company are subject to health and safety corporate audits.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 164 ESG Promoting our employees’ health and well-being This three-year plan addresses two specific cardiovascular risk factors every year. Areas of emphasis were mental health and exercise in 2022, and alcohol abuse and nutrition in 2023. Restorative sleep and tobacco use will be the areas of focus in 2024. Strategic Wellness Plan: Take care of your heart Activity overview 2022 Physical exercise and mental health 2023 Physical exercise, mental health, alcohol abuse and nutrition Physical exercise Initiatives and results: campaign organized by teams. The Grifols Worldwide Challenge included: 1,106 participants 97 teams 35+ million steps pasos Physical exercise Initiatives and results: Sports day, online yoga courses and city bicycle routes, among others 933 participants Mental health Initiatives and results: Global monthly mental health tips and mindfulness masterclasses. Also included were counselling and emotional support sessions in Spain and Ireland. In Spain, new tools were integrated in the health surveillance examinations (PHQ-4 questionnaire and Goldberg test) to continuously take the pulse of the organization’s psycho-emotional state and help detect situations that might induce anxiety or depression. 186 participants stress management 9 mindfulness 66 emotional intelligence Mental health Initiatives: Approved in 2023, Grifols’ new Mental Health Policy is supported by a broad action plan to monitor mental health and well-being indicators in our workforce. Nutrition Initiatives and results: “Take Care of Your Heart” program, with knowledge pills on the benefits of healthy eating habits and daily exercise, and the option of taking part in 30-day wellness journeys 2,659 participants Alcohol abuse Initiatives and results: Tips and advice for employees on alcohol consumption, as well as a masterclass in English and Spanish, with a total of 300 people in attendance. 300 participants , First edition of EnjoIGrifols EnjoIGrifols is led by Instituto Grifols (IG) staff in Spain with the support of HR management to promote a positive working environment and reinforce ties among IG teams. The first edition welcomed over 350 employees, who participated in sports initiatives (basketball, paddle tennis, cross fit, hatha and viniyoga) and recreational activities (theater and art workshops). The “Take Care “ of Your Heart” program is a three-year initiative with content on mental health, exercise, nutrition and alcohol abuse.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 165 ESG Performance in occupational health and safety Absenteeism The employees from the United States, Spain, Ireland, and Germany accounts for approximately 95% of Grifols’ total workforce. Grifols’ subsidiaries each monitor country-specific indicators, including accident rates and other health metrics. The company investigates all workplace accidents with and without leaves, minor incidents, and commuting accidents in countries where these are regulated. At the same time, it works continuously to improve its occupational health and safety systems. There have been no cases reported of work-related illnesses in Grifols production facilities. All work processes, including the collection and handling of plasma donations, follow rigorous protocols with technical, organizational and personal measures. Grifols has a program to control the exposure to identified risk factors to prevent workplace accidents and take actions whenever necessary. Risk characterization depends on the activity performed and differs significantly between production centers and plasma donation centers. The company has had no fatal accidents in the last 5 years. The health, safety and well-being of Grifols’ employees directly impact its incidence of absenteeism. The company has a management model with specific benchmarks to quantify the cost impact of absenteeism, as well as measures to promote overall employee health and well-being to adress its most common causes. In Spain, these include a physical therapy service prevent musculoskeletal injuries, a 24-hour medical service, psychosocial risk assessments and wellness plans. The company also carries out awareness sessions, return-to-work interviews after extended leaves, and communication protocols for employee absences. Activity overview 2022 Physical exercise and mental health 2023 Physical exercise, mental health, alcohol abuse and nutrition Physical exercise Initiatives and results: campaign organized by teams. The Grifols Worldwide Challenge included: 1,106 participants 97 teams 35+ million steps pasos Physical exercise Initiatives and results: Sports day, online yoga courses and city bicycle routes, among others 933 participants Mental health Initiatives and results: Global monthly mental health tips and mindfulness masterclasses. Also included were counselling and emotional support sessions in Spain and Ireland. In Spain, new tools were integrated in the health surveillance examinations (PHQ-4 questionnaire and Goldberg test) to continuously take the pulse of the organization’s psycho-emotional state and help detect situations that might induce anxiety or depression. 186 participants stress management 9 mindfulness 66 emotional intelligence Mental health Initiatives: Approved in 2023, Grifols’ new Mental Health Policy is supported by a broad action plan to monitor mental health and well-being indicators in our workforce. Nutrition Initiatives and results: “Take Care of Your Heart” program, with knowledge pills on the benefits of healthy eating habits and daily exercise, and the option of taking part in 30-day wellness journeys 2,659 participants Alcohol abuse Initiatives and results: Tips and advice for employees on alcohol consumption, as well as a masterclass in English and Spanish, with a total of 300 people in attendance. 300 participants , Details on the absenteeism are available in the tables at the end of this chapter. Contractors are “ covered under Grifols health and safety management system based on legal requirements and/or recognized standards or guidelines.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Work-life balance

Flexibility for U
Trust & Care

In today's global environment, Grifols recognizes employees' need for trust-based relationships and flexibility to better manage their work time while strike a positive work-life balance.

To this end, Grifols implemented the "Flexibility for U" initiative, with the aim of fostering mutual trust and responsibility between the company and its global talent pool.

The program includes a range of actions to reflect the diverse profiles within the Grifols workforce.

In 2023, 65% of eligible employees had taken part in this initiative, which includes:

- Option of teleworking 40-80% of weekly work schedule, depending on the job function.
- Flexible 3-hour window on either side of the employee's core hours.
- Possibility of more remote work positions.
- Implementation of intensive work schedule on Fridays in labor markets where this is a common practice.
- These measures complement the existing ones, such as those related to digital disconnection.

In its U.S. installations, Grifols offers paid 4-week parental leave for full-time employees to care for their newborn children or newly adopted children under the age of 18.

> **Flexibility for U is a corporate initiative that promotes work-life balance.**

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Employee key performance indicators

Average workforce distribution*

AVERAGE WORKFORCE BY COUNTRY	2023	2022
U.S.	13,143	15,669
Spain	4,095	4,082
Rest of the world	2,781	2,699
Total	**20,019**	**22,450**

AVERAGE WORKFORCE BY COUNTRY - BIOTEST	2023
Germany	1,950
Spain	0
U.S.	0
Rest of the world	537
Total	**2,487**

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT	2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	13,139	4	13,143	15,665	4	15,669
Europe	6,091	238	6,330	5,982	254	6,236
Rest of the world	538	8	546	535	10	545
Total	**19,768**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT - BIOTEST	2023		
	Permanent	Temporary	Total
U.S.	0	0	0
Europe	2,335	153	2,487
Rest of the world	0	0	0
Total	**2,335**	**153**	**2,487**

AVERAGE WORKFORCE BY AGE	2023	2022
<30	5,154	6,216
30-50	10,537	11,706
>50	4,327	4,528
Total	**20,019**	**22,450**

AVERAGE WORKFORCE BY AGE - BIOTEST	2023
<30	476
30-50	1,333
>50	679
Total	**2,487**

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT	2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	11,318	140	11,459	13,217	145	13,362
Men	8,403	110	8,513	8,938	124	9,062
Non-binary and undeclared	47	0	47	26	0	26
Total	**19,768**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT - BIOTEST	2023		
	Permanent	Temporary	Total
Women	1,202	120	1,322
Men	1,133	33	1,166
Total	**2,335**	**153**	**2,487**

*The average workforce of Grifols has been calculated for this report as the average of full-time equivalents (FTEs) over the 12 months of the year. The average workforce of Biotest has been calculated as the average headcount over the 12 months of the year.

167

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WORKFORCE BY PROFESSIONAL GENDER AND WORKING HOURS

	2023			2022		
	Full time	Part time	Total	Full time	Part time	Total
Women	10,793	665	11,459	12,613	749	13,362
Men	8,248	265	8,513	8,778	283	9,062
Non-binary and undeclared	46	1	47	25	1	26
Total	**19,087**	**931**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL GENDER AND WORKING HOURS - BIOTEST

	2023		
	Full time	Part time	Total
Women	935	387	1,322
Men	1,084	82	1,166
Total	**2,018**	**469**	**2,487**

AVERAGE WORKFORCE BY WORKING HOURS AND AGE

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	4,871	10,071	4,145	19,087	5,818	11,244	4,355	21,417
Part time	283	466	182	931	398	462	173	1,033
Total	**5,154**	**10,537**	**4,327**	**20,019**	**6,216**	**11,706**	**4,528**	**22,450**

AVERAGE WORKFORCE BY WORKING HOURS AND AGE - BIOTEST

	2023			
	<30	30-50	>50	Total
Full time	402	1,088	529	2,018
Part time	74	246	150	469
Total	**476**	**1,333**	**679**	**2,487**

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	5,072	10,422	4,274	19,768	6,125	11,577	4,478	22,181
Temporary	82	115	53	250	91	128	49	268
Total	**5,154**	**10,537**	**4,327**	**20,019**	**6,216**	**11,705**	**4,528**	**22,450**

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE - BIOTEST

	2023			
	<30	30-50	>50	Total
Permanent	412	1,259	664	2,335
Temporary	64	74	15	153
Total	**476**	**1,333**	**679**	**2,487**

168

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER

	2023				2022			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
Executives	24.9%	75.1%	0.0%	122	22.4%	77.6%	0.0%	100.0%
Directors	40.2%	59.7%	0.1%	449	41.2%	58.3%	0.5%	100.0%
Senior management	41.5%	58.5%	0.0%	556	39.2%	60.8%	0.0%	100.0%
Management	46.6%	53.4%	0.0%	1,270	47.4%	52.5%	0.0%	100.0%
Senior Professionals	48.1%	51.8%	0.1%	1,986	46.6%	53.3%	0.0%	100.0%
Professionals	52.7%	47.2%	0.1%	2,700	52.3%	47.6%	0.1%	100.0%
Administrative staff / Manufacturing operators	62.2%	37.5%	0.3%	12,936	65.3%	34.6%	0.1%	100.0%
Total	**57.2%**	**42.5%**	**0.2%**	**20,019**	**60.0%**	**40.0%**	**0.0%**	**100.0%**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2023		
	Women	Men	Total
Executives	32.4%	67.6%	6
Directors	30.2%	69.8%	33
Senior management	32.3%	67.7%	68
Management	57.6%	42.4%	144
Senior Professionals	51.2%	48.8%	539
Professionals	72.9%	27.1%	604
Administrative staff / Manufacturing operators	44.7%	55.3%	1,094
Total	**53.1%**	**46.9%**	**2,487**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	121	1	122	126	0	126
Directors	445	4	449	469	3	472
Senior management	553	3	556	568	4	572
Management	1,260	11	1,270	1,331	7	1,338
Senior Professionals	1,968	17	1,986	1,998	19	2,016
Professionals	2,656	44	2,700	2,692	61	2,753
Administrative staff / Manufacturing operators	12,766	170	12,936	14,997	175	15,172
Total	**19,769**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT - BIOTEST

	2023		
	Permanent	Temporary	Total
Executives	6	0	6
Directors	33	0	33
Senior management	68	0	68
Management	139	5	144
Senior Professionals	509	30	539
Professionals	550	54	604
Administrative staff / Manufacturing operators	1,030	64	1,094
Total	**2,335**	**153**	**2,488**

169

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2023			2022		
	Full time	Part time	Total	Full time	Part time	Total
Executives	119	3	122	122	4	126
Directors	435	14	449	455	17	472
Senior management	546	10	556	558	14	572
Management	1,224	46	1,270	1,294	44	1,338
Senior Professionals	1,928	58	1,986	1,949	67	2,016
Professionals	2,595	105	2,700	2,668	84	2,753
Administrative staff / Manufacturing operators	12,241	695	12,936	14,370	802	15,172
Total	**19,087**	**931**	**20,019**	**21,417**	**1,033**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS - BIOTEST

	2023		
	Full time	Part time	Total
Executives	6	0	6
Directors	31	2	33
Senior management	57	11	68
Management	120	24	144
Senior Professionals	422	117	539
Professionals	465	140	604
Administrative staff / Manufacturing operators	918	175	1,094
Total	**2,018**	**469**	**2,487**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	41.8%	58.2%	122	0.0%	36.9%	63.1%	100.0%
Directors	0.2%	46.6%	53.2%	449	0.4%	45.5%	54.1%	100.0%
Senior management	0.5%	54.9%	44.6%	556	0.6%	54.2%	45.2%	100.0%
Management	3.0%	64.7%	32.2%	1,270	3.0%	65.5%	31.6%	100.0%
Senior Professionals	8.6%	63.1%	28.4%	1,986	8.5%	64.5%	27.0%	100.0%
Professionals	13.7%	64.6%	21.7%	2,700	13.9%	65.5%	20.5%	100.0%
Administrative staff / Manufacturing operators	35.4%	47.6%	17.1%	12,936	37.0%	47.2%	15.8%	100.0%
Total	**25.7%**	**52.6%**	**21.6%**	**20,019**	**27.7%**	**52.1%**	**20.2%**	**100.0%**

170

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE - BIOTEST

	2023			
	<30	30-50	>50	Total
Executives	0.0%	33.8%	66.2%	6
Directors	0.0%	30.5%	69.5%	33
Senior management	1.0%	40.9%	58.2%	68
Management	1.5%	51.7%	46.9%	144
Senior Professionals	8.2%	65.1%	26.7%	539
Professionals	20.2%	58.2%	21.6%	604
Administrative staff / Manufacturing operators	28.0%	47.3%	24.7%	1,094
Total	**19.1%**	**53.6%**	**27.3%**	**2,487**

AVERAGE WORKFORCE BY COUNTRY AND GENDER

	2023				2022			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
U.S.	8,000	5,106	38	13,143	9,965	5,679	26	15,644
Spain	1,818	2,275	1	4,095	1,798	2,284	0	4,082
Rest of the world	1,641	1,132	8	2,781	1,599	1,099	0	2,699
Total	**11,459**	**8,513**	**47**	**20,019**	**13,362**	**9,062**	**26**	**22,450**

AVERAGE WORKFORCE BY COUNTRY AND GENDER - BIOTEST

	2023		
	Women	Men	Total
Germany	904	1,046	1,950
Spain	0	0	0
U.S.	0	0	0
Rest of the world	418	119	537
Total	**1,322**	**1,166**	**2,487**

171

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Workforce distribution

WORKFORCE DISTRIBUTION BY COUNTRY

	2023	%	2022	%	2021	%
Spain	4,181	19.8%	4,217	17.6%	4,163	17.9%
U.S.	13,918	65.8%	16,734	69.9%	16,306	70.2%
Rest of the world	3,045	14.4%	2,996	12.5%	2,765	11.9%
Total	**21,144**	**100.0%**	**23,947**	**100.0%**	**23,234**	**100.0%**

WORKFORCE DISTRIBUTION BY COUNTRY - BIOTEST

	2023	%	2022	%
Germany	2,045	78.7%	1,796	75.9%
Spain	0	0	7	0.3%
U.S.	0	0	0	0.0%
Rest of the world	552	21.3%	564	23.8%
Total	**2,597**	**100.0%**	**2,367**	**100.0%**

WORKFORCE DISTRIBUTION BY AGE

	2023	2022	2021
<30	5,702	6,859	6,513
30-50	10,931	12,241	11,997
>50	4,511	4,847	4,724
Total	**21,144**	**23,947**	**23,234**

WORKFORCE DISTRIBUTION BY AGE - BIOTEST

	2023	2022
<30	506	434
30-50	1,393	1,272
>50	698	661
Total	**2,597**	**2,367**

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT

	2023			2022			2021		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	13,914	4	13,918	16,725	9	16,734	16,299	7	16,306
Europe	6,402	280	6,682	6,356	318	6,674	6,099	285	6,384
Rest of the world	534	10	544	530	9	539	535	9	544
Total	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**	**22,933**	**301**	**23,234**
%	**99%**	**1%**	**100%**	**98.6%**	**1.4%**	**100.0%**	**98.7%**	**1.3%**	**100.0%**

172

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT - BIOTEST

	2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	0	0	0	0	0	0
Europe	2,432	165	2,597	2,156	209	2,365
Rest of the world	0	0	0	2	0	2
Total	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**
%	**94%**	**6%**	**100%**	**91%**	**9%**	**100%**

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT

	2023			2022			2021		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	12,096	163	12,259	14,206	182	14,388	13,831	146	13,977
Men	8,695	131	8,826	9,366	154	9,520	9,101	155	9,256
Non-binary and undeclared	59	0	59	39	0	39	1	0	1
Total	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**	**22,933**	**301**	**23,234**
%	**98.6%**	**1.4%**	**100.0%**	**98.6%**	**1.4%**	**100.0%**	**98.7%**	**1.3%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT - BIOTEST

	2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	1,247	134	1,381	1,112	157	1,269
Men	1,185	31	1,216	1,046	52	1,098
Total	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**
%	**93.6%**	**6.4%**	**100.0%**	**91.2%**	**8.8%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS

	2023			2022			2021		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	11,266	993	12,259	13,266	1,122	14,388	12,844	1,133	13,977
Men	8,505	321	8,826	9,168	352	9,520	8,899	357	9,256
Non-binary and undeclared	56	3	59	36	3	39	1	0	1
Total	**19,827**	**1,317**	**21,144**	**22,470**	**1,477**	**23,947**	**21,744**	**1,490**	**23,234**
%	**93.8%**	**6.2%**	**100.0%**	**93.8%**	**6.2%**	**100.0%**	**93.6%**	**6.4%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS - BIOTEST

	2023			2022		
	Full time	Part time	Total	Full time	Part time	Total
Women	984	397	1,381	912	357	1,269
Men	1,124	92	1,216	1,030	68	1,098
Total	**2,108**	**489**	**2,597**	**1,942**	**425**	**2,367**
%	**81.2%**	**18.8%**	**100.0%**	**82.0%**	**18.0%**	**100.0%**

173

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WORKFORCE DISTRIBUTION BY AGE AND WORKING HOURS

	2023				2022				2021			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	5,196	10,363	4,268	19,827	6,243	11,648	4,579	22,470	5,852	11,418	4,474	21,744
Part time	506	568	243	1,317	616	593	268	1,477	661	579	250	1,490
Total	**5,702**	**10,931**	**4,511**	**21,144**	**6,859**	**12,241**	**4,847**	**23,947**	**6,513**	**11,997**	**4,724**	**23,234**

WORKFORCE DISTRIBUTION BY AGE AND WORKING HOURS - BIOTEST

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	426	1,140	542	2,108	377	1,044	521	1,942
Part time	80	253	156	489	57	228	140	425
Total	**506**	**1,393**	**698**	**2,597**	**434**	**1,272**	**661**	**2,367**

WORKFORCE DISTRIBUTION BY AGE AND TYPE OF CONTRACT

	2023				2022				2021			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	5,628	10,814	4,408	20,850	6,763	12,113	4,735	23,611	6,425	11,880	4,628	22,933
Temporary	74	117	103	294	96	128	112	336	88	117	96	301
Total	**5,702**	**10,931**	**4,511**	**21,144**	**6,859**	**12,241**	**4,847**	**23,947**	**6,513**	**11,997**	**4,724**	**23,234**

WORKFORCE DISTRIBUTION BY AGE AND TYPE OF CONTRACT - BIOTEST

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	434	1,318	680	2,432	346	1,173	639	2,158
Temporary	72	75	18	165	88	99	22	209
Total	**506**	**1,393**	**698**	**2,597**	**434**	**1,272**	**661**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER

	2023				2022				2021			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
Executives	23.3%	76.7%	0.0%	120	23.8%	76.2%	0.0%	122	28.2%	71.8%	0.0%	149
Directors	38.8%	61.2%	0.0%	443	40.7%	58.9%	0.4%	484	37.6%	62.4%	0.0%	471
Senior management	41.6%	58.4%	0.0%	553	38.8%	61.2%	0.0%	565	41.2%	58.8%	0.0%	582
Management	47.0%	53.0%	0.0%	1,266	47.1%	52.7%	0.1%	1,337	46.7%	53.3%	0.0%	1,302
Senior Professionals	48.3%	51.6%	0.1%	1,975	47.4%	52.6%	0.0%	2,054	47.5%	52.5%	0.0%	2,071
Professionals	52.7%	47.2%	0.1%	2,701	52.4%	47.6%	0.1%	2,799	52.4%	47.6%	0.0%	2,806
Administrative staff / Manufacturing operators	62.9%	36.7%	0.4%	14,086	65.6%	34.2%	0.2%	16,586	66.0%	34.0%	0.0%	15,853
Total	**58.0%**	**41.7%**	**0.3%**	**21,144**	**60.1%**	**39.8%**	**0.2%**	**23,947**	**60.2%**	**39.8%**	**0.0%**	**23,234**

174

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST	2023			2022		
	Women	Men	Total	Women	Men	Total
Executives	33.3%	66.7%	6	29.7%	70.3%	37
Directors	29.4%	70.6%	34	46.9%	53.1%	209
Senior management	32.9%	67.1%	70	52.7%	47.3%	311
Management	58.3%	41.7%	144	53.4%	46.6%	191
Senior Professionals	52.1%	47.9%	562	55.2%	44.8%	279
Professionals	72.7%	27.3%	626	80.6%	19.4%	330
Administrative staff / Manufacturing operators	44.5%	55.5%	1,155	46.9%	53.1%	1,010
Total	**53.2%**	**46.8%**	**2,597**	**53.6%**	**46.4%**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT	2023			2022			2021		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	115	5	120	121	1	122	148	1	149
Directors	440	3	443	481	3	484	467	4	471
Senior management	547	6	553	559	6	565	577	5	582
Management	1,248	18	1,266	1,318	19	1,337	1,289	13	1,302
Senior Professionals	1,955	20	1,975	2,033	21	2,054	2,050	21	2,071
Professionals	2,647	54	2,701	2,728	71	2,799	2,723	83	2,806
Administrative staff / Manufacturing operators	13,898	188	14,086	16,371	215	16,586	15,679	174	15,853
Total	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**	**22,933**	**301**	**23,234**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT - BIOTEST	2023			2022		
	Women	Men	Total	Women	Men	Total
Executives	6	0	6	37	0	37
Directors	34	0	34	203	6	209
Senior management	69	1	70	281	30	311
Management	140	4	144	181	10	191
Senior Professionals	530	32	562	262	17	279
Professionals	560	66	626	278	52	330
Administrative staff / Manufacturing operators	1,093	62	1,155	916	94	1,010
Total	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**

175

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2023				2022				2021			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	40.8%	59.2%	120	0.0%	36.9%	63.1%	122	0.0%	38.9%	61.1%	149
Directors	0.0%	44.7%	55.3%	443	0.2%	44.0%	55.8%	484	0.6%	42.9%	56.5%	471
Senior management	0.2%	55.5%	44.3%	553	0.4%	54.0%	45.7%	565	0.9%	51.7%	47.4%	582
Management	2.7%	64.1%	33.3%	1,266	2.2%	64.9%	32.8%	1,337	2.8%	64.0%	33.2%	1,302
Senior Professionals	7.8%	63.4%	28.8%	1,975	7.9%	64.0%	28.1%	2,054	8.1%	64.9%	27.0%	2,071
Professionals	13.4%	64.1%	22.5%	2,701	13.7%	64.8%	21.5%	2,799	13.6%	65.6%	20.8%	2,806
Administrative staff / Manufacturing operators	36.6%	46.7%	16.7%	14,086	37.9%	46.3%	15.8%	16,586	37.3%	46.8%	15.9%	15,853
Total	**27.0%**	**51.7%**	**21.3%**	**21,144**	**28.6%**	**51.1%**	**20.2%**	**23,947**	**28.0%**	**51.6%**	**20.3%**	**23,234**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE - BIOTEST

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	33.3%	66.7%	6	0.0%	32.4%	67.6%	37
Directors	0.0%	32.4%	67.6%	34	0.5%	49.3%	50.2%	209
Senior management	0.0%	44.3%	55.7%	70	9.6%	59.8%	30.5%	311
Management	2.1%	51.4%	46.5%	144	3.1%	70.7%	26.2%	191
Senior Professionals	9.1%	64.1%	26.9%	562	14.3%	68.1%	17.6%	279
Professionals	20.9%	57.7%	21.4%	626	23.9%	52.4%	23.6%	330
Administrative staff / Manufacturing operators	27.8%	48.0%	24.2%	1,155	27.5%	46.8%	25.6%	1,010
Total	**19.5%**	**53.6%**	**26.9%**	**2,597**	**18.3%**	**53.7%**	**27.9%**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2023			2022			2021		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	118	2	120	122	0	122	148	1	149
Directors	416	27	443	449	35	484	433	38	471
Senior management	550	3	553	557	8	565	577	5	582
Management	1,234	32	1,266	1,303	34	1,337	1,273	29	1,302
Senior Professionals	1,936	39	1,975	2,001	53	2,054	2,014	57	2,071
Professionals	2,581	120	2,701	2,696	103	2,799	2,702	104	2,806
Administrative staff / Manufacturing operators	12,992	1,094	14,086	15,342	1,244	16,586	14,597	1,256	15,853
Total	**19,827**	**1,317**	**21,144**	**22,470**	**1,477**	**23,947**	**21,744**	**1,490**	**23,234**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS - BIOTEST

	2023			2022		
	Full time	Part time	Total	Full time	Part time	Total
Executives	6	0	6	34	3	37
Directors	32	2	34	180	29	209
Senior management	57	13	70	229	82	311
Management	119	25	144	172	19	191
Senior Professionals	435	127	562	220	59	279
Professionals	485	141	626	260	70	330
Administrative staff / Manufacturing operators	974	181	1,155	847	163	1,010
Total	**2,108**	**489**	**2,597**	**1,942**	**425**	**2,367**

176

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

WORKFORCE DISTRIBUTION BY GENDER AND COUNTRY

	2023				2022				2021			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
U.S.	8,518	5,341	59	13,918	10,655	6,041	38	16,734	10,424	5,881	1	16,306
Spain	1,891	2,290	0	4,181	1,877	2,340	0	4,217	1,867	2,296	0	4,163
Rest of the world	1,850	1,195	0	3,045	1,856	1,139	1	2,996	1,686	1,079	0	2,765
Total	**12,259**	**8,826**	**59**	**21,144**	**14,388**	**9,520**	**39**	**23,947**	**13,977**	**9,256**	**1**	**23,234**

WORKFORCE DISTRIBUTION BY GENDER AND COUNTRY - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
U.S.	0	0	0	0	0	0
Germany	949	1,096	2,045	840	956	1,796
Spain	0	0	0	5	2	7
Rest of the world	432	120	552	424	140	564
Total	**1,381**	**1,216**	**2,597**	**1,269**	**1,098**	**2,367**

Joiners and leavers

EMPLOYEE NEW HIRES

	2023				2022				2021			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
Total number of employees	12,259	8,826	59	21,144	14,388	9,520	39	23,947	13,977	9,256	1	23,234
Joiners*	4,160	2,037	49	6,246	8,296	3,208	64	11,568	7,073	2,306	0	9,379
Ratio (joiners/ number of employees)	**33.9%**	**23.1%**	**83.1%**	**29.5%**	**57.7%**	**33.7%**	**164.1%**	**48.3%**	**50.6%**	**24.9%**	**0.0%**	**40.4%**

*Note: Employees from acquisitions on the acquisition date are not included as joiners. Subsequent increases in headcount do.

EMPLOYEE NEW HIRES - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
Total number of employees	1,381	1,216	2,597	1,269	1,098	2,367
Joiners	359	212	571	362	220	582
Ratio (joiners/ number of employees)	26.0%	17.4%	22.0%	28.5%	20.0%	24.6%

EMPLOYEE TURNOVER

	2023				2022				2021			
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total
Total number of employees	12,259	8,826	59	21,144	14,388	9,520	39	23,947	13,977	9,256	1	23,234
Leavers*	6,165	2,695	34	8,894	7,666	2,885	31	10,582	7,673	2,814	0	10,487
Ratio (leavers/ number of employees)	**50.3%**	**30.5%**	**57.6%**	**42.1%**	**53.3%**	**30.3%**	**79.5%**	**44.2%**	**54.9%**	**30.4%**	**0.0%**	**45.1%**

177

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

EMPLOYEE TURNOVER - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
Total number of employees	1,381	1,216	2,597	1,269	1,098	2,367
Leavers	218	95	313	227	105	332
Ratio (leavers/number of employees)	**15.8%**	**7.8%**	**12.1%**	**17.9%**	**9.6%**	**14.0%**

LEAVERS BY PROFESSIONAL CATEGORY

	2023	2022
Executives	27	26
Directors	111	80
Senior management	66	75
Management	233	186
Senior Professionals	312	308
Professionals	564	537
Administrative staff / Manufacturing operators	7,581	9,370
Total	**8,894**	**10,582**

LEAVERS BY PROFESSIONAL CATEGORY - BIOTEST

	2023	2022
Executives	2	3
Directors	1	15
Senior management	7	43
Management	13	17
Senior Professionals	54	17
Professionals	65	60
Administrative staff / Manufacturing operators	171	177
Total	**313**	**332**

VOLUNTARY AND NON-VOLUNTARY LEAVES

	2023			2022		
	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total
Executives	8%	14%	23%	7%	15%	21%
Directors	8%	17%	25%	8%	9%	17%
Senior management	4%	8%	12%	8%	6%	13%
Management	8%	11%	18%	8%	5%	14%
Senior Professionals	8%	8%	16%	10%	5%	15%
Professionals	10%	10%	21%	13%	7%	19%
Administrative staff / Manufacturing operators	36%	18%	54%	47%	19%	56%
Total	27%	15%	42%	36%	9%	44%

VOLUNTARY AND NON-VOLUNTARY LEAVES - BIOTEST

	2023		
	Voluntary	Non-voluntary	Total
Executives	33%	0%	33%
Directors	3%	0%	3%
Senior management	6%	4%	10%
Management	6%	3%	9%
Senior Professionals	8%	2%	10%
Professionals	9%	1%	10%
Administrative staff / Manufacturing operators	11%	3%	15%
Total	**10%**	**3%**	**12%**

DISMISSALS BY COUNTRY AND GENDER

	2023				2022				2021		
	Women	Men	Non-binary and undeclared	Total	Women	Men	Non-binary and undeclared	Total	Women	Men	Total
Spain	55	79	0	134	25	40	0	65	83	47	130
U.S.	1,706	860	12	2,578	977	500	8	1,485	455	254	709
ROW	105	66	0	171	52	23	0	75	118	78	196
Total	**1,866**	**1,005**	**12**	**2,883**	**1,054**	**563**	**8**	**1,625**	**656**	**379**	**1,035**
%	**64.7%**	**34.9%**	**0.4%**	**100.0%**	**64.9%**	**34.6%**	**0.5%**	**100.0%**	**63.4%**	**36.6%**	**100.0%**

178

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

DISMISSALS BY COUNTRY AND GENDER - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
Germany	29	20	49	14	17	31
Spain	0	0	0	0	0	0
U.S.	0	0	0	0	0	0
Rest of the world	16	1	17	25	6	31
Total	**45**	**21**	**66**	**39**	**23**	**62**
%	**68.2%**	**31.8%**	**100.0%**	**62.9%**	**37.1%**	**100.0%**

DISMISSALS BY PROFESSIONAL CATEGORY AND COUNTRY

	2023			2022			2021		
	Spain	U.S.	ROW	Spain	U.S.	ROW	Spain	U.S.	ROW
Executives	3	9	0	2	10	0	0	4	0
Directors	7	57	3	3	17	6	1	13	3
Senior management	14	16	2	9	8	2	1	8	4
Management	18	96	5	13	35	4	3	12	14
Senior Professionals	24	83	14	9	53	5	7	22	20
Professionals	21	169	41	6	114	13	9	32	42
Administrative staff / Manufacturing operators	47	2,148	106	23	1,248	45	109	618	113
Total	**134**	**2,578**	**171**	**65**	**1,485**	**75**	**130**	**709**	**196**

DISMISSALS BY PROFESSIONAL CATEGORY AND COUNTRY - BIOTEST

	2023				2022			
	Germany	Spain	U.S.	ROW	Germany	Spain	U.S.	ROW
Executives	0	0	0	0	1	0	0	0
Directors	0	0	0	0	3	0	0	0
Senior management	3	0	0	0	0	0	0	2
Management	4	0	0	1	1	0	0	7
Senior Professionals	7	0	0	2	1	0	0	0
Professionals	3	0	0	6	1	0	0	12
Administrative staff / Manufacturing operators	32	0	0	8	24	0	0	10
Total	**49**	**0**	**0**	**17**	**31**	**0**	**0**	**31**

DISMISSALS BY COUNTRY AND AGE

	2023				2022				2021			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Spain	13	80	41	134	4	37	24	65	12	99	19	130
U.S.	962	1,226	390	2,578	606	680	199	1,485	272	339	98	709
ROW	43	90	38	171	14	34	27	75	46	102	48	196
Total	**1,018**	**1,396**	**469**	**2,883**	**624**	**751**	**250**	**1,625**	**330**	**540**	**165**	**1,035**
%	**35.3%**	**48.4%**	**16.3%**	**100.0%**	**38.4%**	**46.2%**	**15.4%**	**100.0%**	**31.9%**	**52.2%**	**15.9%**	**100.0%**

DISMISSALS BY COUNTRY AND AGE - BIOTEST

	2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Germany	17	14	18	49	11	13	7	31
Spain	0	0	0	0	0	0	0	0
U.S.	0	0	0	0	0	0	0	0
ROW	9	6	2	17	8	16	7	31
Total	**26**	**20**	**20**	**66**	**19**	**29**	**14**	**62**
%	**39.4%**	**30.3%**	**30.3%**	**100.0%**	**30.6%**	**46.8%**	**22.6%**	**100.0%**

179

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Absenteeism

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY

	2023				2022				2021			
	Spain	U.S.	ROW	Total	Spain	U.S.	ROW	Total	Spain	U.S.	ROW	Total
Illness	344,969	564,089	291,370	1,200,427	380,924	586,913	315,499	1,283,336	370,163	548,671	234,421	1,153,255
Work accident	22,970	19,955	4,206	47,130	66,324	36,928	3,494	106,746	55,485	40,059	3,714	99,258
Maternity / Paternity	101,864	58,141	112,059	272,064	127,633	112,717	135,339	375,689	94,018	157,978	120,017	372,013
Paid leave	62,124	1,821	28,627	92,572	50,080	120,422	36,336	206,838	83,644	259,507	18,002	361,153
Unpaid leave	2,725	123,032	5,888	131,646	1,582	177,047	26,371	205,000	1,958	193,785	16,322	212,065
Total	**534,652**	**767,038**	**442,150**	**1,743,839**	**626,543**	**1,034,027**	**517,040**	**2,177,610**	**605,268**	**1,200,000**	**392,476**	**2,197,744**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY - BIOTEST

	2023			2022
	Germany	ROW	Total	Germany
Illness	265,158	29,752	294,910	239.233
Work accident	1,855	568	2,423	4.269
Maternity / Paternity	104,268	78,022	182,290	117.082
Paid leave	49,479	81,165	130,644	104.505
Unpaid leave	5,477	393	5,870	3.994
Total	**426,237**	**189,900**	**616,137**	**469.083**

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER

	2023					
	Women	Men	Non-binary and undeclared	Total	Women %	Men %
Illness	839,516	358,368	2,543	1,200,427	69.9%	29.9%
Work accident	20,016	27,114	0	47,130	42.5%	57.5%
Maternity / Paternity	192,076	79,846	143	272,064	70.6%	29.3%
Paid leave	50,834	41,735	3	92,572	54.9%	45.1%
Unpaid leave	79,661	51,984	0	131,646	60.5%	39.5%
Total	**1,182,103**	**559,047**	**2,689**	**1,743,839**	**67.8%**	**32.1%**

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER

	2022					
	Women	Men	Non-binary and undeclared	Total	Women %	Men %
Illness	905,342	377,063	932	1,283,337	70.5%	29.4%
Work accident	65,402	41,345	0	106,747	61.3%	38.7%
Maternity / Paternity	298,566	77,123	0	375,689	79.5%	20.5%
Paid leave	134,921	71,836	80	206,837	65.2%	34.7%
Unpaid leave	141,841	63,159	0	205,000	69.2%	30.8%
Total	**1,546,072**	**630,526**	**1,012**	**2,177,610**	**71.0%**	**29.0%**

180

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER

	2021				
	Women	Men	Total	Women %	Men %
Illness	802,452	350,803	1,153,255	69.6%	30.4%
Work accident	61,599	37,659	99,258	62.1%	37.9%
Maternity / Paternity	312,418	59,594	372,012	84.0%	16.0%
Paid leave	245,544	115,570	361,114	68.0%	32.0%
Unpaid leave	147,731	64,333	212,064	69.7%	30.3%
Total	**1,569,744**	**627,959**	**2,197,703**	**71.4%**	**28.6%**

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER - BIOTEST

	2023				
	Women	Men	Total	Women %	Men %
Illness	156,490	138,420	294,910	53.1%	46.9%
Work accident	1,142	1,281	2,423	47.1%	52.9%
Maternity / Paternity	171,822	10,469	182,290	94.3%	5.7%
Paid leave	80,317	50,327	130,644	61.5%	38.5%
Unpaid leave	2,243	3,627	5,870	38.2%	61.8%
Total	**412,013**	**204,124**	**616,137**	**66.9%**	**33.1%**

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER - BIOTEST

	2022				
	Women	Men	Total	Women %	Men %
Illness	116,069	123,164	239,233	48.5%	51.5%
Work accident	554	3,715	4,269	13.0%	87.0%
Maternity / Paternity	104,782	12,300	117,082	89.5%	10.5%
Paid leave	37,850	66,655	104,505	36.2%	63.8%
Unpaid leave	2,164	1,830	3,994	54.2%	45.8%
Total	**261,420**	**207,664**	**469,083**	**55.7%**	**44.3%**

Training hours

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2023			
	Women	Men	Non-binary and undeclared	Total
Executives	426	1,323	0	1,749
Directors	5,315	8,876	10	14,201
Senior management	9,945	12,615	0	22,560
Management	29,269	35,574	0	64,843
Senior Professionals	55,040	56,902	131	112,073
Professionals	200,798	149,146	825	350,769
Administrative staff / Manufacturing operators	3,529,520	1,469,506	17,356	5,016,381
Total	**3,830,313**	**1,733,941**	**18,322**	**5,582,576**
% by gender	**69%**	**31%**	**0%**	**100%**
Average workforce*	**11,021**	**8,255**	**38**	**19,315**
Ratio	**347,54**	**210,04**	**479,61**	**289,03**

*Average workforce used for the calculation of training ratios. It corresponds to 96.5% of the total average workforce.

181

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2022			
	Women	Men	Non-binary and undeclared	Total
Executives	512	1,349	0	1,861
Directors	6,432	8,889	46	15,367
Senior management	8,280	11,647	0	19,927
Management	20,143	26,018	12	46,173
Senior Professionals	46,076	56,366	17	102,459
Professionals	102,709	92,304	434	195,447
Administrative staff / Manufacturing operators	3,127,749	1,196,391	13,440	4,337,580
Total	**3,311,901**	**1,392,964**	**13,949**	**4,718,814**
% by gender	**70%**	**30%**	**0%**	**100%**
Average workforce	**13,362**	**9,062**	**26**	**22,450**
Ratio	**247.86**	**153.71**	**536.50**	**210.19**

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2021			
	Women	Men	Non-binary and undeclared	Total
Executives	707	1,482	0	2,189
Directors	4,060	7,024	0	11,084
Senior management	10,567	12,688	0	23,255
Management	20,183	23,960	0	44,143
Senior Professionals	38,309	45,206	0	83,515
Professionals	122,234	105,079	0	227,313
Administrative staff / Manufacturing operators	1,699,131	728,586	231	2,427,948
Total	**1,895,191**	**924,025**	**231**	**2,819,447**
% by gender	**67%**	**33%**	**0%**	**100%**
Average workforce	**11,998**	**8,624**	**1**	**20,623**
Ratio	**157.96**	**107.15**	**231.00**	**136.71**

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
Executives	33	37	70	218	545	763
Directors	197	424	621	2,058	2,352	4,409
Senior management	329	1,028	1,357	3,673	3,000	6,673
Management	1,325	1,016	2,341	2,298	1,860	4,158
Senior Professionals	5,745	6,841	12,586	3,897	2,714	6,611
Professionals	8,526	3,753	12,279	6,919	1,392	8,311
Administrative staff / Manufacturing operators	10,881	18,700	29,580	10,025	10,749	20,775
Total	**27,036**	**31,798**	**58,835**	**29,088**	**22,612**	**51,700**
% by gender	**46%**	**54%**	**100%**	**56%**	**44%**	**100%**
Average workforce	**1,322**	**1,166**	**2,487**	-	-	-
Ratio	**20.45**	**27.28**	**23.65**	-	-	-

182

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2023					
	Women	Men	Non-binary and undeclared	Total	Training days per employee	% of employees that received training
U.S.	3,481,344	1,462,761	18,322	4,962,428	44,56	94.4%
Spain	132,220	171,070	0	303,291	377,813.12	96.5%
ROW	216,748	100,109	0	316,857	5,419,698.50	91.8%
Total	**3,830,312**	**1,733,940**	**18,322**	**5,582,576**	**5,797,556.20**	**n/a**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2022			
	Women	Men	Non-binary and undeclared	Total
U.S.	3,105,514	1,190,597	13,949	4,310,060
Spain	115,414	153,995	0	269,409
ROW	90,972	48,373	0	139,345
Total	**3,311,900**	**1,392,965**	**13,949**	**4,718,814**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2021			
	Women	Men	Non-binary and undeclared	Total
U.S.	1,681,538	730,020	231	2,411,789
Spain	99,756	133,292	0	233,048
ROW	113,897	60,713	0	174,610
Total	**1,895,191**	**924,025**	**231**	**2,819,447**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER - BIOTEST

	2023			2022		
	Women	Men	Total	Women	Men	Total
Germany	20,626	29,701	50,327	16,649	18,948	35,597
Spain	0	0	0	377	80	457
U.S.	0	0	0	0	0	0
ROW	6,410	2,097	8,507	12,062	3,584	15,645
Total	**27,036**	**31,798**	**58,835**	**29,088**	**22,612**	**51,700**

BREAKDOWN IN TRAINING HOURS IN HEALTH AND SAFETY AND ENVIRONMENT

	2023	2022	2021
Total	**96,759**	**170,240**	**141,418**

BREAKDOWN IN TRAINING HOURS IN HEALTH AND SAFETY AND ENVIRONMENT - BIOTEST

	2023	2022
Total	**5,758**	**5,230**

183

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Performance Reviews

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS

	2023	2022
Executives	88.9%	41.9%
Directors	99.4%	81.8%
Senior management	99.2%	86.5%
Management	99.6%	89.1%
Senior Professionals	99.5%	88.5%
Professionals	99.4%	88.2%
Administrative staff / Manufacturing operators	99.3%	83.6%
Total	**99.2%**	**86.0%**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS - BIOTEST

	2023
Executives	100%
Directors	94%
Senior management	100%
Management	94%
Senior Professionals	92%
Professionals	85%
Administrative staff / Manufacturing operators	94%
Total	**91%**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS BY GENDER

	2023	2022
Women	99.4%	85.2%
Men	99.4%	87.1%
Non-binary and undeclared	0.0%	50.0%
Total	**99.2%**	**86.0%**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS BY GENDER - BIOTEST

	2023
Women	86.1%
Men	97.5%
Total	**91.4%**

Parental leave

PARENTAL LEAVE AND RETURN TO WORK

	2023			2022		
	Women	Men	Total	Women	Men	Total
Nº employees that were entitled to parental leave	100%	100%	100%	100%	100%	100%
Nº employees that took parental leave	284	234	518	405	238	643
Nº employees that returned to work in the reporting period after parental leave ended	226	167	393	465	245	710
Return to work rate	74%	89%	79%	83%	94%	87%
Total number of employees that returned to work after parental leave ended that were still employed 12 months after their return to work	237	184	421	246	160	406
Retention rate	61%	80%	68%	56%	80%	64%

PARENTAL LEAVE AND RETURN TO WORK - BIOTEST

	2023		
	Women	Men	Total
Nº employees that were entitled to parental leave	100%	100%	100%
Nº employees that took parental leave	171	47	218
Nº employees that returned to work in the reporting period after parental leave ended	65	39	104
Return to work rate	97%	100%	98%
Total number of employees that returned to work after parental leave ended that were still employed 12 months after their return to work	49	40	89
Retention rate	29%	85%	41%

184

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Accidental rate

ACCIDENT RATE

	U.S. 2023		U.S. 2022		Spain 2023		Spain 2022	
	Women	Men	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave* (LTI) without leave (NLTI) and first aid (FA)	793	364	928	373	108	116	90	122
Total number of work accidents with leave** (LTI)	48	30	76	19	29	40	26	42
Hours worked	23,713,456	13,201,648	19,160,137	11,166,314	3,008,221	3,752,636	2,939,603	3,724,420
Accident Frequency Index***	2.0	2.3	4	1.7	9.6	10.7	8.8	11.3
Severity Index****	0.04	0.05	0.11	0.09	0.25	0.33	0.29	0.31
Professional illnesses	0	0	0	0	0	0	0	0
Fatalities resulting from occupational injuries and illnesses	0	0	0	0	0	0	0	0
Work accidents of contractors	2	3	n/d	n/d	10	6	n/d	n/d

ACCIDENT RATE

	Ireland 2023		Ireland 2022		Germany 2023		Germany 2022	
	Women	Men	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave* (LTI) without leave (NLTI) and first aid (FA)	11	9	7	3	41	17	63	13
Total number of work accidents with leave** (LTI)	2	2	0	1	5	3	20	4
Hours worked	331,650	422,262	259,428	339,417	1,584,078	700,757	1,383,458	664,814
Accident Frequency Index***	6.0	4.7	0.0	2.9	3.2	4.3	14.5	6.0
Severity Index****	0.02	0.07	0.00	0.00	0.02	0.05	0.14	0.10
Professional illnesses	0	0	0	0	0	0	0	0
Fatalities resulting from occupational injuries and illnesses	0	0	0	0	0	0	0	0
Work accidents of contractors	0	2	n/d	n/d	0	0	n/d	n/d

*Total number of accidents with sick leave (non itinere) without sick leave and first aid.
**Total number of accidents with sick leave (non itinere) excluding COVID
***Number of occupational accidents with sick leave (non itinere) excluding COVID / total no. of actual hours worked *10^6
****Nº of days not worked due to occupational accidents with sick leave (non itinere) excluding COVID /nº of actual hours worked *10^3).
The days lost are counted as the difference between the calendar days (without discounting holidays or vacations in the calculation) between the date of discharge and the date of sick leave.

ACCIDENT RATE - BIOTEST

	Germany 2023		Germany 2022	
	Women	Men	Women	Men
Total number of work accidents with leave* (LTI) without leave (NLTI) and first aid (FA)	17	21	61	26
Total number of work accidents with leave** (LTI)	14	18	9	23
Hours worked	1,608,089	2,029,541	1,451,784	1,792,284
Accident Frequency Index***	8.7	8.9	6.2	12.8
Severity Index****	0.23	0.18	0.26	0.05
Lost days	128.00	134.00	-	-

*Total number of accidents with sick leave (non itinere) without sick leave and first aid
**Total number of accidents with sick leave (non itinere) excluding COVID
***Number of occupational accidents with sick leave (non itinere) excluding COVID / total no. of actual hours worked *10^6
****Nº of days not worked due to occupational accidents with sick leave (non itinere) excluding COVID /nº of actual hours worked *10^3).
The days lost are counted as the difference between the calendar days (without discounting holidays or vacations in the calculation) between the date of discharge and the date of sick leave.

185

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Average wage*

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN SPAIN IN EUROS

Professional category		Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
Executives	Women	234,199.4	287,311.2	212,963.7
	Men	294,979.5	283,288.9	270,613.6
Directors	Women	111,424.2	106,426.4	99,625.6
	Men	126,485.0	122,761.5	120,321.9
Senior management	Women	80,243.2	77,615.6	77,568.5
	Men	85,223.4	82,403.3	81,002.8
Management	Women	57,197.7	56,150.6	55,164.9
	Men	61,608.1	59,679.4	59,317.4
Senior professionals	Women	44,306.0	42,881.6	41,756.0
	Men	47,444.7	46,370.8	45,345.3
Professionals	Women	38,582.9	37,776.2	36,836.7
	Men	40,571.3	39,319.5	38,559.2
Administrative staff / Manufacturing operators	Women	28,917.7	28,202.0	27,597.7
	Men	29,434.8	28,774.1	28,136.4

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN U.S. IN USD

PLASMA CENTERS

Professional category		Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
Executives	Women	n/a	423,128.9	377,434.2
	Men	n/a	327,646.3	401,357.4
Directors	Women	228,290.9	200,068.6	200,302.6
	Men	255,886.1	227,863.1	214,532.9
Senior management	Women	159,492.0	158,824.1	144,350.6
	Men	166,865.6	162,299.8	158,173.6
Management	Women	112,733.3	105,920.4	98,616.3
	Men	118,827.3	111,852.3	108,925.6
Senior professionals	Women	94,243.2	90,679.2	85,525.7
	Men	96,902.6	93,429.4	91,855.2
Professionals	Women	72,915.4	67,403.6	62,362.5
	Men	75,593.9	70,289.3	65,102.4
Administrative staff / Manufacturing operators	Women	43,135.0	42,367.8	37,798.8
	Men	42,339.7	41,653.4	37,421.6

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN U.S. IN USD

REST OF ACTIVITIES

Professional category		Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
Executives	Women	352,372.9	431,673.0	303,731.8
	Men	438,137.8	402,767.9	406,172.7
Directors	Women	233,132.0	222,949.8	205,835.1
	Men	240,232.8	230,487.9	217,810.3
Senior management	Women	179,262.4	170,195.2	165,250.4
	Men	185,042.4	177,603.8	166,667.3
Management	Women	139,678.2	133,476.6	124,956.6
	Men	143,599.6	139,899.7	131,632.8
Senior professionals	Women	116,940.4	112,693.1	104,338.8
	Men	116,913.4	112,378.6	105,809.3
Professionals	Women	82,492.1	80,065.1	73,199.3
	Men	85,750.6	83,287.4	77,673.7
Administrative staff / Manufacturing operators	Women	61,515.8	60,957.0	57,175.9
	Men	65,179.4	63,889.0	61,328.9

186

*For reasons of confidentiality and personal data protection, remuneration data are not shown for professional categories where there are not at least 4 individuals of each gender.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN IRELAND IN EUROS				
Professional category		Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
Executives	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Directors	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Senior management	Women	128,321.6	110,980.0	115,833.3
	Men	120,028.7	119,091.7	108,211.1
Management	Women	83,334.8	70,401.7	69,802.4
	Men	88,575.4	80,401.0	73,069.3
Senior profesionals	Women	62,005.0	55,616.3	52,880.6
	Men	66,819.6	59,794.8	54,338.6
Professionals	Women	48,759.5	45,099.1	43,448.2
	Men	51,747.3	48,099.6	45,496.2
Administrative staff / Manufacturing operators	Women	39,247.8	37,382.6	37,401.8
	Men	38,461.4	36,875.3	37,545.3

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN GERMANY IN EUROS				
Professional category		Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
Executives	Women	n/a	n/a	n/a
	Men	n/a	n/a	n/a
Directors	Women	180,605.6	172,301.1	175,768.2
	Men	188,398.1	183,879.9	162,279.9
Senior management	Women	101,051.5	91,136.0	97,142.7
	Men	109,449.3	116,751.0	116,580.1
Management	Women	86,663.5	83,347.3	76,584.4
	Men	91,333.4	88,562.4	84,118.2
Senior profesionals	Women	60,886.8	58,765.4	57,413.9
	Men	64,367.0	60,060.9	64,481.7
Professionals	Women	60,190.7	62,654.9	60,365.9
	Men	60,853.1	60,651.4	57,897.2
Administrative staff / Manufacturing operators	Women	35,622.2	34,632.7	28,882.8
	Men	34,675.7	33,317.0	28,014.3

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER IN GERMANY IN EUROS - BIOTEST		
Professional category	Fixed Wage- Average 2023 men	Fixed Wage- Average 2023 women
Executives	n/a	n/a
Directors	153,446.00	151,593.60
Senior management	116,617.38	112,625.57
Management	101,543.98	100,860.70
Senior profesionals	78,848.36	76,169.38
Professionals	64,096.59	58,187.40
Administrative staff / Manufacturing operators	46,270.39	42,781.62

187

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

AVERAGE WAGE BY AGE IN SPAIN IN EUROS			
Age	Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
<30	33,679.0	33,146.4	31,989.2
30-50	43,530.5	41,938.6	40,765.5
>50	57,386.6	58,172.8	59,117.1

AVERAGE WAGE BY AGE IN U.S. IN EUROS USD			
Age	Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
<30	42,793.0	40,800.6	36,112.0
30-50	67,408.5	62,434.9	57,846.3
>50	95,291.8	89,849.2	86,462.3

AGE IN IRELAND IN EUROS			
Age	Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
<30	50,611.4	48,304.7	46,946.5
30-50	65,679.4	57,997.7	55,937.7
>50	63,748.0	82,253.7	89,154.0

AVERAGE WAGE BY AGE IN GERMANY IN EUROS			
Age	Fixed Wage- Average 2023	Fixed Wage- Average 2022	Fixed Wage- Average 2021
<30	38,261.8	36,957.2	30,948.0
30-50	46,699.2	44,162.1	39,398.9
>50	56,358.5	53,524.1	50,220.4

AVERAGE WAGE BY AGE IN GERMANY IN EUROS - BIOTEST	
Age	Fixed Wage- Average 2023
<30	44,784.1
30-50	64,397.3
>50	72,330.1

*To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER									
	2023			2022			2021		
Euros	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total average salary	245,745.4	301,275.3	281,113.3	250,329.3	292,935.3	277,054.2	223,249.3	278,680.7	259,405.0
Executives, employees and Board Members	179	314	493	186	313	499	177	332	509
Salary gap			18.43%			14.50%			19.90%

* To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events. It is the average of the Annual Gross Fixed Salary at 100% occupancy

188

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Gender pay gap

GENDER PAY GAP / SPAIN

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021
Executives	n/a	20.60%	n/a	-1.40%	n/a	21.30%
Directors	9.97%	11.91%	6.50%	13.30%	17.20%	17.20%
Senior management	5.84%	5.84%	5.30%	5.80%	3.50%	4.20%
Management	5.47%	7.16%	4.40%	5.90%	6.30%	7.00%
Senior professionals	3.23%	6.62%	4.00%	7.50%	3.10%	7.90%
Professionals	2.15%	4.90%	3.00%	3.90%	2.30%	4.50%
Administrative staff / Manufacturing operators	0.79%	1.76%	0.90%	2.00%	0.80%	1.90%

GENDER PAY GAP / U.S. - PLASMA CENTERS

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021
Executives	n/a	n/a	n/a	-29.10%	n/a	6.00%
Directors	n/a	10.78%	2.80%	12.20%	-1.20%	6.60%
Senior management	n/a	4.42%	n/a	2.10%	n/a	8.70%
Management	3.46%	5.13%	1.80%	5.30%	6.30%	9.50%
Senior professionals	0.82%	2.74%	-0.60%	2.90%	5.40%	6.90%
Professionals	2.40%	3.54%	3.70%	4.10%	4.40%	4.20%
Administrative staff / Manufacturing operators	-1.87%	-1.88%	-2.50%	-1.70%	-1.50%	-1.00%

GENDER PAY GAP / U.S. - REST OF ACTIVITIES

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021
Executives	n/a	19.57%	n/a	-7.20%	n/a	25.20%
Directors	1.25%	2.96%	1.30%	3.30%	5.20%	5.50%
Senior management	1.20%	3.12%	2.50%	4.20%	-1.00%	0.90%
Management	5.46%	2.73%	6.70%	4.60%	4.50%	5.10%
Senior professionals	2.75%	-0.02%	1.30%	-0.30%	3.20%	1.40%
Professionals	1.72%	3.80%	2.30%	3.90%	1.80%	5.80%
Administrative staff / Manufacturing operators	4.82%	5.62%	4.50%	4.60%	5.20%	6.80%

GENDER PAY GAP / IRELAND

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021
Executives	n/a	n/a	n/a	n/a	n/a	n/a
Directors	n/a	n/a	n/a	n/a	n/a	n/a
Senior management	n/a	-6.91%	n/a	6.80%	n/a	-7.00%
Management	n/a	5.92%	n/a	12.40%	n/a	4.50%
Senior professionals	7.08%	7.21%	4.90%	7.00%	-1.00%	2.70%
Professionals	1.63%	5.77%	n/a	6.20%	1.80%	4.50%
Administrative staff / Manufacturing operators	0.37%	-2.04%	-1.00%	-1.40%	-1.00%	0.40%

189

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

GENDER PAY GAP / GERMANY

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022	Adjusted Gender Pay Gap 2021	Gender Pay Gap 2021
Executives	n/a	n/a	n/a	n/a	n/a	n/a
Directors	n/a	4.14%	n/a	6.30%	n/a	-8.30%
Senior management	n/a	7.67%	n/a	21.90%	n/a	16.70%
Management	n/a	5.11%	n/a	5.90%	n/a	9.00%
Senior professionals	2.37%	5.41%	n/a	2.20%	8.90%	11.00%
Professionals	4.09%	1.09%	2.10%	-3.30%	-0.70%	-4.30%
Administrative staff / Manufacturing operators	0.13%	-2.73%	-1.40%	-3.90%	-4.20%	-3.10%

For confidentiality and personal data protection reasons, no pay gap data is shown in those professional categories in which there is not a minimum of 4 people of each gender. The adjusted gender pay gap is not shown in those categories for which it is not possible to obtain data with enough statistical significance through the econometric model.

GENDER PAY GAP / GERMANY - BIOTEST

	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023
Executives	n/a	n/a
Directors	n/a	1.21%
Senior management	n/a	3.42%
Management	-0.83%	0.67%
Senior professionals	3.14%	3.40%
Professionals	1.93%	9.22%
Administratives/Manufacturing Operators	-6.67%	7.54%
Total	**-0.91%**	**1.49%**

190

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 191 ESG The value of our collaborations Helping create more sustainable health systems 1. Public-private collaborations*: We help countries bolster their plasma self-sufficiency to promote patients’ access to life-sustaining plasma-derived medicines. 2. Savings for healthcare systems: We forge public-private partnerships that save costs for public healthcare systems. 3. Support for blood banks: We work with blood bank to advance countries’ self-sufficiency of plasma-based medicines. Advancing health care in three core areas *More information: “Commitment to Donors and Patients”.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 192 ESG Optimizing health costs Outside its core activity, Grifols shares its expertise in producing plasma medicines with other countries by making its facilities, technologies, knowledge and technical expertise available to public donation centers and health organizations. Grifols also processes surplus plasma, purifies the proteins, and returns to countries finished plasma-derived medicines. These collaborations are offered in Spain, Italy and Canada under regulated by fractionation service agreements, leading to significant cost savings for these countries. In 2023, this service was extended to Egypt as part of Grifols’ efforts to promote plasma self-sufficiency in the region. GRIFOLS’ CONTRIBUTION TO HEALTH SYSTEM SAVINGS IN SPAIN 2021 2022 2023 €73 M €73 M €72 M €350+ M in savings since 2019 Spain boosts its plasma self-sufficiency for the production of plasma-based medicines The procurement of human plasma–the essential raw material in the manufacture of plasma derivatives–has become a strategic priority for Spain’s National Health System. Throughout the year, actions were carried out to expand the plasma donor base and increase donations by apheresis. In 2023, various groups joined forces to bolster plasma-collection volumes. For the third consecutive year, more than 400,000 liters of plasma were obtained for the fractionation and production of plasma derivatives, representing between 40% and 60% of Spain’s needs to produce plasma-based therapies. Grifols joined the multiple awareness campaigns and actions organized in Spain to encourage plasma donations in line with its mission to enhance people’s health. Collaborative solutions Safety throughout the supply chain Comprehensive quality control Advancing countries’ plasma self-sufficiency Patient-focused Savings for healthcare systems

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 193 ESG Collaborations with blood banks Grifols spearheads several additional services to address the needs of blood banks and promote plasma self-sufficiency. Additional services • Apheresis Program: A collaboration with transfusion centers and blood banks to increase plasma donation by plasmapheresis. Through this initiative, Grifols offers its expertise to collaborating centers to develop educational and awareness-raising actions to encourage plasma donation by apheresis and increase plasma self-sufficiency. • Contingency Program: Offers the center, in the event of an incident with its refrigeration equipment, the collection, temporary storage, and return of fresh frozen plasma. • PROCLEIX® NAT Solutions: NAT technology tests enhance safety by reducing the risk of transfusion-transmitted diseases. They also improve laboratory efficiency with high test sensitivity. • Biolab Program: This program provides several services: – Viral Marker Sample Analysis using serology and NAT techniques. – Confirmatory Testing for Doubtful Positives. – Immunohematology Services. – External Reference Laboratory Services. – Quality Control for Fresh Frozen Plasma and Cryoprecipitate. – Plasma Sample Storage and Management. – Supply of Human Plasma for Various Tests or Controls. • Biological Sample Archive: A service for controlled temperature (-80°C) storage, management, and delivery of biological samples. International fractionation agreements This broad-based service is customized to each client (public and private entities) and encompasses the entire plasma logistics chain (collection, transport, control and analysis) and its fractionation, purification, dosing and delivery of finished products. The solution includes, among others, the Quality Program, which provides advice on quality management and assurance systems, the Academy Program, which includes training activities, courses, and programs related to plasm. At the same time, the Grifols Plasma Management Service web solution, was developed by Grifols to improve, streamline, and facilitate communication among the various parties involved in the industrial plasma fractionation contract monitoring and guaranteeing full traceability during the process. Collaborative solutions Safety throughout the supply chain Comprehensive quality control Advancing countries’ plasma self-sufficiency Patient-focused Savings for healthcare systems

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 194 ESG Community investment and social outreach PRINCIPLES ENGAGE EDUCATE ADVOCATE SUPPORT MAKE A POSITIVE IMPACT OUR STAKEHOLDER GROUPS Grifols’ stakeholders include donors, local communities, patients and patient associations, employees, research groups, public healthcare systems, Public Officials, foundations and NGOs. SCOPE As outlined in its Sustainability Policy, Grifols aspires to make a significant and meaningful contribution through a range of socially focused principles and policies. The Sustainability Master Plan, aligned with the United Nations 2030 Agenda and related Sustainable Development Goals, conveys Grifols’ pledge to actively contribute to social progress and value creation beyond the financial impact of its core business. Grifols is committed to advancing positive social impact. The company proactively engages with the communities it operates in to enhance the multiplier effect of our activity in terms of job creation, socio-economic impact, and social benefit. Grifols’ foundations extend its social reach and contributions to improve society and making healthcare systems more sustainable. • Principles

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 195 ESG GRIFOLS TOTAL CONTRIBUTIONS IN 2023 million euros 23.5 23.8 million including Biotest Product donations 8.3 million euros Patient organizations and associations 7.7 million euros Scientific awards, research and education 2.5 million euros Special projects, sponsorships and others 1.5 million euros Social action and community investment 1.3 million euros Foundations 2.2 million euros BIOTEST TOTAL CONTRIBUTIONS IN 2023 0.3 million euros More details on product donations and contributions to patient organizations and programs: “Donors and Patients”. More information on scientific awards and research initiatives: “Innovation”. Breakdown of Grifols’ value creation: “Sustainable Growth”.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 196 ESG Social action The principles and guidelines in Grifols’ Sustainability Policy inform its Corporate Social Action and Community Investment Policy, both of which fall under the umbrella of its Sustainability Master Plan. Grifols’ social action supports the United Nations 2030 Agenda for Sustainable Development by investing in initiatives that advance shared value and sustainable development. The company’s social action is carried out through Grifols foundations and Social Impact Committees. All investment and donation decisions for social-impact activities are governed by Grifols Code of Conduct. Local committees follow specific procedures to guarantee the transparency of all activities and their alignment with Grifols’ corporate mission and Social Action and Community Investment Policy. In 2023, Grifols grant committees collectively allocated over USD 400,000 to relative projects and initiatives. Through the Probitas Foundation, Grifols coordinates initiatives and projects to increase access to treatments for vulnerable populations. In addition, Grifols carries out social action initiatives linked to its commercial initiatives, linked to its strategy and commercial activity,to benefit the communities in which its plasma donors live, improveplasma donors live, to improve the conditions of the donors themselves and/or to donors themselves and/or plasma donation centers. These activities are carried out through the José Antonio Grifols Lucas Foundation. No. of actions* 1,700+ *Includes activities organized by Grifols plasma donation centers. Subsidized initiatives 100+ Participants 1,500+ volunteers See Social Action and Community Investment Policy: www.grifols.com More details on the Probitas Foundation section. More details on the J. A. Grifols Foundation section. Emeryville Los Angeles San Diego Barcelona Dublin Frankfurt Melbourne Clayton Grifols’ Social Impact Committees review and ensure the maximum rigor and transparency in its financial grants

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

4 AREAS OF ACTION*

1 Health and well-being

Increasing access to medical treatment and promoting healthy lifestyle habits

29%
of initiatives



2 Local development

Promoting the development of local communities where Grifols operates through job creation and increased quality of life

18%
of initiatives



3 Education

Promoting educational equality and opportunities for today's youth through grants, sponsorships and scholarships

45%
of initiatives



4 Environment

Working to recover natural areas and highlight their importance through internal programs and collaborations with wildlife conservation associations

8%
of initiatives



*Overview of subsidized initiatives excluding plasma center activities.

Support for Turkey and Syria: help for earthquake victims

Earthquakes caused widespread devastation in Turkey and Syria in 2023, leading to thousands of deaths, injuries and incidents of homelessness.

To support medical aid in the region, Grifols collaborated with Turkish authorities with donations of physiological saline solution, glucose, albumin and factor VIII, among other products. Through the Probitas Foundation, the company also channeled aid to Direct Relief, Save the Children and the Red Cross, organizations that were chosen for their ability to quickly deploy medical teams in the affected areas and provide shelter, food and water, and physical and mental healthcare support. Grifols also encouraged donations among its workforce by including a link to the Direct Relief and Probitas Foundation website from its employee portal.

Employees and donors contributed with more than **$20,000.**

Grifols matched the donations contributing with **$30,000.**

Humanitarian aid for Israel and Gaza

Grifols is collaborating with aid organizations in the region, including the International Federation of Red Cross and Red Crescent Societies.



197

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

1 Health and well-being

29% of the activities carried out and one of the main pillars of Grifols' social action

Grifols supports and promotes activities to improve people's health and well-being. In 2023, the company has increased the number of initiatives carried out, representing 26% compared to 21% in 2022.

CORE

FEEDING AMERICA

UNITED STATES

For the fifth consecutive year, Grifols organized a food drive and fundraising campaign for Feeding America through the "Box Out Hunger" initiative, with the generous participation of U.S. employees and donors.

Support in 2023

1.5 M meals

USD **150,000**

CORE

UNITED STATES

El Sereno Stallions Football and Cheer sports league offers after-school activities to keep oung people away from high-conflict environments and help them build their self-esteem. Grifols' funds allow at-risk young people to participate at the lowest possible cost and, in some cases, free of charge.

Support in 2023

240 young people

USD **5,000**

FUNDACIÓN PROBITAS

SPAIN

The campaign "Donate your Christmas basket to Twin Families," driven among the company's employees, has led to Grifols professionals donating their Christmas hampers in full or in part.

Support in 2023

153 volunteers

EUR 4,340

FOOD BANK

AUSTRALIA

In the country's southern region, the Food Bank of Australia assists over 135,000 people every month, many of them children from dependent and vulnerable homes. Grifols' support provided for 10,000 meals and purchase a van to distribute donated food.

Support in 2023

USD 15,000

FRANKFURTER TAFEL E.V.

GERMANY

Donations of food and basic necessities to groups at risk of social exclusion in the Frankfurt area. The association serves over 27,000 people each month.

Support in 2023

EUR 5,000

Barrio Action YOUTH & FAMILY CENTER

UNITED STATES

Barrio Action promotes educational development and social integration of at-risk young people and their families. Grifols contributes to the education of beneficiaries through the donation of school supplies.

Support in 2023

54 volunteer hours

198

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

2 Local development

Grifols works to maximize its positive impact and opportunities in its communities of operation. Grifols plasma centers: engines of local development

Grifols' firm commitment to donors and employees extends to the communities where they live. The company organizes community-outreach events, donations and volunteer activities both directly and through the José Antonio Grifols Lucas Foundation in its communities where Grifols sites are located.

CORE

UNITED STATES

Grifols and Habitat for Humanity have worked together since 2014 to provide safe, decent and healthy housing in communities in across the United States. In 2023, Grifols supported projects in San Gabriel Valley, San Diego, Los Angeles and Emeryville, California, and in Clayton, North Carolina.

Support in 2023
150 volunteers
1,246 beneficiaries
875+ hours
USD **200,000**

CORE

UNITED STATES

Grifols partners with United Service Organizations (USO), a national non-profit that works to keep U.S. military service members connected to their home environments during their service. The partnership helps build ties between Grifols employees and local USO affiliates.

Support in 2023
60+ volunteers
250+ hours
USD **150,000**

UNITED STATES

Grifols employees volunteer at various events organized by the El Sereno Bicentennial Committee by participating in food drives, commemorative events and programs aimed at senior residents.

Support in 2023
25,000 beneficiaries
USD 20,000

UNITED STATES

Through this initiative, Grifols provides food and support services to roughly 1,000 people, including unhoused veterans and other at-risk individuals.

Support in 2023
1,000 beneficiaries
USD 13,750

Activities carried out at donor centers

1,600

Participating donor centers

80%+

Employee participation

1,100+

Numbers of community hours

10,000+
volunteers

"Plasma Possibilities" program

This initiative offers plasma donors the chance to partially or totally contribute their donor remuneration to a participating charity organization.

Since its launch in 2017, the program has raised more than USD 100,000 for U.S.-based charitable organizations thanks to the generosity of 30,000-plus plasma donors.

199

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

3 Education

Grifols promotes science and STEM capabilities among its educational priorities.

CORE

NATIONAL MEDICAL FELLOWSHIPS

UNITED STATES

Grifols promotes STEM education by financing National Medical Fellowships scholarships for medical studies for at-risk young people, as well as by offering financial support for nursing students in collaboration with Charles R. Drew University of Medicine and Science.

Support in 2023

USD **50,000**

CORE

Community Resources for Science

UNITED STATES

This program fosters engagement between STEM professionals and collectives of women, elementary school students and African American children to spark a love for science and encouraging them to consider advancing their education in a STEM field.

Support in 2023

15,000 beneficiaries

USD **13,750**

EIS Elementary Institute of Science

UNITED STATES

Grifols aims to spark a passion for science and create opportunities for young people by promoting diversity, equity and inclusion in STEM education through its collaboration with this institution. The company has provided resources to offer activities in San Diego-area schools to help African American and Indigenous American students access STEM careers.

Support in 2023

1,377 beneficiaries

USD 7,500

FULBRIGHT España

SPAIN

Sponsored by the U.S. government, international governments and private-sector companies, Fulbright grants are offered to recent college graduates interested in earning doctoral or master's degrees at U.S. universities. Grifols has collaborated with the prestigious Fulbright program since 2013.

Support in 2023

EUR 25,000

The Smith Family
Learn today, change tomorrow.

AUSTRALIA

The Smith Family is a charity organization dedicated to promoting early-childhood education and alleviating educational inequality stemming from poverty. Grifols support the Learning and Mentoring program, which encourages disadvantaged young people to build aspirations for the future and complete their tertiary education.

Support in 2023

AUD 15,000

Scientific Adventures for Girls

UNITED STATES

This program offers after-school STEM programs for girls from economically disadvantaged communities, as well as opportunities for interaction with professional women in STEM to spark their passion for this field.

Support in 2023

800 beneficiaries

USD 20,000

Annual school supplies drive

Grifols aspires to support young students by collecting and donating school supplies to local schools in the U.S. and Germany. In 2023, the company donated over USD 69,000 worth of school supplies to support 80 local schools.

200

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

4 Environment

Grifols aspires to raise awareness of the vital need to fight against climate change and build knowledge of the natural environment and its rich biodiversity.

CORE

TRUST FOR PUBLIC LAND

UNITED STATES

This organization promotes healthier communities by creating parks and green spaces. Grifols employees and donors volunteered their time to refurbish the El Sereno Arroyo playground and other park clean-ups and rebuilding projects, benefitting 1,600 people.

Support in 2023

1,600 beneficiaries

88+ hours

USD **50,000**

Grifols employees help protect the environment

To celebrate World Environment Day, 50 Haema employees in Germany donated EUR 5,000 to the Ecken Wecken Foundation, sponsored trees near the company's headquarters in Leipzig (Germany) and planted flowers to enrich the area's biodiversity. These actions came about thanks to a Grifols employee in Germany, who promoted and presented the initiative to Social Impact Committee.

North East Trees

UNITED STATES

North East Tress promotes the design of nature zones and the restoration of natural habitats to mitigate environmental injustice and its impact on poor communities. In 2023, Grifols supported the Youth Environmental Leadership program, which offers vocational and job training and other services to disadvantaged young people between the ages of 16 and 26.

Support in 2023
USD 5,000

SELVANS

SPAIN

Grifols welcomed employees and their families on a nature walk through a centuries-old forest in the Garrotxa Volcanic Zone Natural Park to promote knowledge of the natural environment and its biodiversity.

Support in 2023
287 participants

tlc TRIANGLE LAND CONSERVANCY

UNITED STATES

Triangle Land Conservancy is dedicated to improving the environmental health of the Clayton, North Carolina area. Grifols sponsored the "Pathways Into Natural Environments and Science" scholarship, enabling 10 students to explore career opportunities in conservation and environmental science.

Support in 2023
USD 10,000

I Love a Clean San Diego

UNITED STATES

Grifols employees volunteered in the "I Love a Clean San Diego" program to help in the clean-up of San Dieguito County Park and San Dieguito Groundwater Basin, which drains into the Pacific Ocean.

Support in 2023
USD 15,000

201

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 202 ESG Sponsorships Grifols has been a UEFA sponsor of women’s soccer since the 2021- 22 season and will continue until the completion of competitions in 2025. Grifols stands out as the only healthcare company to sponsor UEFA women’s soccer at all levels of competition, including the UEFA Women’s Champions League, UEFA Women’s Euro, Sub 19 and Sub 17 Women’s European Championship, Women’s European Indoor Football Championship, and the campaign “Together #WePlayStrong”. On a local level, Grifols has sponsored the Cotillas CD (Murcia) women’s soccer team since 2023, which in its first year already attracted more than 50 players. The company also collaborates with Mollet Hoquei Club in Barcelona to promote women’s field hockey. Through these sponsorships, Grifols is extending its support for women’s sports competitions and its commitment to gender equality, at a time when women’s soccer and other sports are becoming more popular throughout Europe, attracting new players and fans. In 2023, Grifols became a patron of the Joan Miró Foundation in Barcelona. Under this collaboration agreement, Grifols will contribute to the conservation, research and dissemination of Joan Miró’s work, while supporting the Foundation’s mission to bring contemporary art closer to society. Supporting women in sport Grifols, new patron of the Joan Miró Foundation

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 203 ESG Probitas Foundation: improving the health of the most vulnerable populations Initiatives through foundations and NGOs Fundación Probitas was created in 2008 to improve the health and well-being, and equality to opportunities for people in vulnerable situations. In Spain, it works with local communities to improve the nutrition and emotional well-being of at-risk youth. On a global level, the foundation focuses on improving public health systems in low-income countries, leveraging Grifols’ expertise in medical care and clinical diagnostics. The Probitas Foundation receives an annual allocation of 0.7% of Grifols corporate profits. The foundation partners with social and health organizations to jointly design projects that advance social progress by pooling knowledge, skills and resources. In this way, it broadens its impact by harnessing the collective expertise of diverse entities and the technical knowhow of Probitas multidisciplinary team. Probitas programs strive to have a positive multiplier effect by ensuring projects have a long-lasting and sustainable impact and replicability through partnerships with social action and health entities, governmental and non-governmental organizations, universities and research centers. Fundación Probitas programs promote the UN’s Sustainable Development Goals, particularly those dedicated to the fight against poverty, ensuring quality health and education, and advancing gender equality.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 204 ESG The foundation spearheads efforts to help populations living in remote regions of the world with scarce medical resources and practically non-existent healthcare systems. In these areas, diseases represent a serious public health problem, causing immense human suffering, stigmatization, and high morbidity and mortality rates. International projects are co-developed in each country with local entities and health authorities in primary healthcare contexts. These efforts also include community-engagement actions and medical training programs for healthcare personnel to promote health care as a priority. Main projects and milestones in 2023: Efforts to address neglected tropical diseases In the field of neglected tropical diseases (NTDs), Probitas has allocated EUR 850,000 to support six biannual projects in remote areas of Bolivia, Peru, Democratic Republic of Congo and Sierra Leone. With more than 43,000 beneficiaries to date, these projects advance SDG 3.3, aimed at reducing the prevalence of NTDs, which affect more than 1,000 million people and fuel the cycle of poverty in the world’s most marginalized regions. Support for clinical diagnostic labs Probitas improves access to health care by renovating and equipping diagnostic laboratories in remote regions, providing training for healthcare professions, and raising awareness on common health-related problems. In 2023, renovations were completed on five clinical labs in Paraguay, Côte d’Ivoire and Ethiopia, benefitting more than 100,000 people. Development of laboratory management software Probitas collaborated with the Universitat Politècnica de Catalunya to develop the ARIS software system, designed to manage patients, analytics and lab tests. The program will be freely downloadable from the Probitas website, and laboratories can configure it in their language and customize it very easily without the need for computer knowledge. International program Six new bi-annual “ projects were launched in 2023 in the area of neglected tropical diseases.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 205 ESG Grifols supports several health and social outreach programs in local communities to promote the development of children and adolescents in vulnerable situations and/or at risk of social exclusion. These health education offerings, socio-educational support, assistance to cover basic needs such as food, and the development of professional abilities in the realms of health and education. Local projects are developed through a network of agents from distinct entities: social organisms, schools, high schools, public administrations and families. Over 10,000 young people from 54 municipalities benefitted from these programs in the 2022-23 academic year. Main projects and milestones in 2023: Expansion of the “Dinem Junts” program The “Dinem Junts” (Let’s eat) program was launched in Catalunya, Spain in 2014, welcoming 450 high school students every year. In 2023, the program was expanded to the southern province of Huelva in the El Torrejon de Huelva neighborhood, affected by high rates of poverty and social turmoil. In collaboration with a local organization and the Huelva City Hall’s social services department, Probitas developed a social-educational support program for 25 students from a high-complexity high school. Students access healthy and well-balanced meals, and receive guidance from qualified professionals on healthy eating habits. Healthy Program: highlighting the role of school nurses In addition to providing healthcare services, school nurses in the Healthy Program offer educational workshops on healthy lifestyle habits for students, families and school professionals (teachers, after-school leaders, lunchroom monitors and others). For the second year running, the Healthy Program garnered very positive feedback, leading to a 9% reduction in obesity rates among 197 students in the El Cabañal neighborhood in Valencia. Innovative program for at-risk children Amid the growing mental health crisis among young people, a new canine interaction educational program, “Potes amigues” was launched with the participation of 100 children and adolescents from at-risk environments. While forming deep bonds with the dogs, participants acquire new behaviors and grow in confidence and self-esteem. Taking care of teachers Probitas “Professionals in Mind” program promotes the continuous education and development of professionals in the social, health and educational fields. Sessions teach mindset techniques to help participants improve their response capacity and empathy to better navigate emotionally charged situations with adolescents. Mental health training was also imparted for educators to increase their knowledge of this dynamic with children and strategies to address it. Local program 10,000+ at-risk “ children have benefited from an array of programs.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 206 ESG Víctor Grifols i Lucas Foundation: bioethics as a principle The Víctor Grifols i Lucas Foundation was created in 1998 to spotlight the importance of bioethics and encourage dialogue among specialists from different areas of knowledge. The Foundation aims to promote bioethics among organizations, companies and individuals that operate in the healthcare space. To this end, it offers a unique forum for debate, discussion and diverse perspectives on all issues related to ethics, science and health care. Publications and articles During 2023, the Foundation has published the following: • “Artificial Intelligence and Health” • “Bioethics and Public Health Law” • “Old Age, Society and Public Health” • “Bioethics, A Look Into the Future” • “Care and Ethics of Care: Needs and Evidence for Research and Progress” The foundation also collaborates with publishing houses for the dissemination of high-impact books and manuals on bioethics. More information on the Foundations and its publications.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 207 ESG Workshops, conferences and seminars 32 Participants 2,080 Edited publications 6 Scholarships 6 Research grants awarded 7 Awards Every year, the Foundation awards prizes and research grants to promote the study and dissemination of bioethics. In 2023, it awarded six grants for research projects in bioethics, an audiovisual prize, three prizes for research by high school students, and three prizes for educational centers. A forum for debate The Foundation organizes conferences and expert panels to disseminate and delve into the most critical ethical issues of scientific and social interest. This year, these gatherings explored euthanasia, the medicalization of life stages, plasma donation and the ethics of care, among other issues. Education Advancing the study of bioethics in the education sector is among the Foundation’s core objectives. In 2023, it organized film and debate sessions for high school students and participated in the Barcelona International Young Scientific Challenge and Barcelona Science Park research fair. Institutional collaborations The Foundation offers ethical advice to other institutions and collaborates with several entities in organizing activities. Its regular collaborators include the Spanish Society of Public Health and Health Administration, Mémora Foundation, Department of Education of the Generalitat de Catalunya, and Friends of UNESCO-Barcelona.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 208 ESG The Víctor Grifols i Lucas Foundation marks its 25th anniversary The Víctor Grifols i Lucas Foundation celebrated its 25th anniversary in 2023. As a benchmark in bioethics, the Foundation has allocated EUR 800,000 to research projects, published nearly 100 publications, and organized roughly 250 educational and training initiatives that benefitted more than 22,000 people. To mark the occasion, the Foundation has published “Bioethics, a Look into the Future,” inviting various authors (philosophers, researchers, scientists, and social figures) to provide a multidisciplinary perspective on different areas of bioethics relevant to society. The book analyzes most of the current bioethical topics and their projection in the coming years, including issues such as research, Alzheimer’s disease, and artificial intelligence, among others.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 209 ESG José Antonio Grifols Lucas Foundation: supporting donor communities Created in 2008, the José Antonio Grifols Lucas Foundation aspires to enhance the health and wellbeing of plasma donors and the communities where they live. These efforts raise awareness of the importance of plasma, recognize the generosity of donors and generate a positive ripple effect in donor communities. These social action initiatives are linked to Grifols’ business strategy and commercial activity, and they reflect their commitment to this essential stakeholder group. The Foundation’s activity is currently focused in the United States, although might expand to other countries in the future. Grants, awards and scholarships The Foundation’s board of directors includes patients, donors and Grifols representatives who meet regularly to approve activities, and community enhancement grants. In 2023, the board approved 16 grants totaling over USD 350,000 to support local organizations that offer civic, social or educational programs for young people and vulnerable populations. Donation centers’ employees also voluntarily promote the foundation’s initiatives and participate in its programs. In 2023, Grifols launched a pilot program in two of its donation centers to help plasma donors with critical or essential (non-medical) financial assistance. The program is funded by the J.A. Grifols Foundation and managed by the National Organization for Rare Disorders. New agreement with the National Organization for Rare Disorders Support for local organizations 16 Community investment USD 350,000 National Organization for Rare Disorders Support USD 112,000 Support in 2023 75 contributions USD 112,000 *For more information, see the “Local development” section. *For more information and details on the foundation’s activity.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 210 ESG Southeastern Massachusetts SER-Jobs for Progress Grifols Biomat support this employment-support initiative, which provides basic education, training, job placement and other support services to improve the socio-economic status of socio-economically disadvantaged people. Grifols’ donation allowed the organization to offer English classes for those in need of improving their fluency. Support in 2023 USD 25,000 College Mentors for Kids This organization connects children with college students. In 2023, several Indianapolis-area (IN) schools attended the national College Mentors for Kids training meeting. The Grifols team participated in the “Activity in Action” session, providing an overview on the company’s role in the healthcare sector for 40 students. Support in 2023 USD 30,000 40 beneficiaries Food Bank Rio Grande Valley Through the Texas Plasma Donation Center, Grifols made a USD 25,000 donation to the Rio Grande Valley Food Bank, which serves families in the cities of Cameron and Hidalgo. Support in 2023 USD 25,000 10,850 meals 1,736 beneficiaries School Fuel, Weekend Food Program Grifols’ plasma center in San Marcos (TX) provided meals for roughly 100 children through its USD 25,000 donation to School Fuel, a weekend meal program. In its third collaboration with this non-profit organization, Grifols has helped 200 students in total over the years. Support in 2023 USD 25,000 200 beneficiaries Bags of Love Grifols’ Eugene, Oregon donor center contributed USD 25,000 to Bags of Love, an organization that offers basic necessities to children in situations of abandonment, catastrophe, abuse, poverty or houselessness. The donation went toward to the organization’s “Fill In the Gaps” program, which provides bags of clothing, outerwear, toiletries, school supplies, books, toys and a handmade wool quilt or blanket. Support in 2023 USD 25,000 Moma Tina’s Mission House y Wiregrass Area Food Grifols’ Dothan (AL) plasma donation center raised USD 15,000 for Moma Tina’s Mission House, used to renovate its kitchen area, and USD 25,000 for Wiregrass Area Food Bank, which provided 217,014 meals for economically disadvantaged people in Alabama. Support in 2023 USD 40,000 217,014 meals 1 kitchen renovation Development programs in donor communities More information on the J.A. Grifols Foundation.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 211 ESG HEALTH AND WELL-BEING Promise Community Homes USD 25,000 donation to the HOMES (Housing Optimizing Medical and Emotional Safety) project to finance the maintenance and accessibility of Promise Community homes in the St. Louis, Missouri metropolitan area. The program benefits 300 adults with intellectual disabilities. HEALTH AND WELL-BEING Community Connection Center USD 25,000 donation to fund this comprehensive social services center in Vermillion, South Dakota, dedicated to providing food, diapers, hygiene products, emergency financial assistance and school supplies to economically disadvantaged people. EDUCATION Free 2 Teach USD 20,000 donation for resources for students and teachers in Madison County, Iowa. Founded in 2013, this organization provides school supplies free of charge to improve students’ educational experience and strengthen the community’s future workforce. EDUCATION Books Between Kids USD 25,000 donation for at-risk children in the Houston, Texas areas, providing them with books to create their own at-home libraries. The donation supports its three major projects: Book Celebrations, Community Partners and Book A Month. FOOD Imperial Valley Food Bank This Texas organization provides food and services to 25,000 low-income individuals. The USD 20,000 contributed has funded the purchase and distribution of food, including the food program for seniors and weekend backpacks for students. FOOD El Pasoans Fighting Hunger Food Bank USD 20,000 donation allocated toward personnel management and the purchase, transport and distribution of food in El Paso, in eastern Texas. Other initiatives The José Antonio Grifols Foundation was created in 2008 “ in honor of the doctor and pharmacist José Antonio Grifols Lucas and has the mission to contribute to the health and well-being of plasma donors and the communities in which they live.

212 Governance ESG Create long-term sustainable value supported by a strong and strategic corporate governance structure. We evolve while committed to the best corporate governance practices. OUR ROADMAP. GRIFOLS 2030 AGENDA • Supplier assessments using ESG criteria • Maintain claims ratio in Biopharma • No critical deficiencies detected in external audits OUR PRIORITIES Ethics Honesty Integrity Human rights Safety and quality Legal compliance Transparency Sustainability Independence ALIGNMENT WITH THE UN GLOBAL COMPACT Grifols adheres to several principles Principle 1. We support and respect the protection of internationally proclaimed human rights in our sphere of influence. Principle 2. We ensure we are not complicit in any human rights abuses. Principle 10. We work against corruption in all its forms, including extortion and bribery.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Grifols is a publicly traded company

No extra-statutory or concerted actions

The share capital of Grifols S.A. amounts to 119,603,705 euros and is represented by 687,554,908 shares, fully subscribed and paid up, belonging to two different classes:

- Class A shares: 426,129,798 ordinary shares with voting rights with a par value of EUR 0.25 each, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market System.
- Class B shares: 261,425,110 non-voting shares with certain preferential economic rights and a par value of EUR 0.05 per share, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market Systems. Class B shares carry a preferential dividend of EUR 0.01 each.

Grifols maintains two American Depositary Receipts (ADRs) programs in the United States: ADR level I for its Class A shares and ADR level III for its Class B shares. Level I ADRs are listed in U.S. dollars on OTC markets, while Level III ADRs are listed in U.S. dollars on NASDAQ.

There are no extra-statutory agreements or concerted actions between shareholders, as well as no restrictions (statutory, legislative or otherwise) on the transferability of securities and/or restrictions on voting rights.

Shareholder composition


Class B
38%
62%
Class A


55.9%
30.4%
3.9%
5.6%
3%
1.2%
Related Shareholders and Board of Directors
Blackrock
Capital Research and Management Company
Europacific Growth Fund
Treasury stock
Free float

Legal framework

Grifols is a publicly traded company in Spain and the United States, and complies with all applicable legislation in both countries.

External regulatory framework

- Spanish Company Act (Ley de Sociedades de Capital), Securities Market Act and Investment Services (Ley del Mercado de Valores y de los Servicios de Inversión) and other applicable Spanish regulations
- Spain's National Securities Market Commission's (CNMV) Good Governance Code of Listed Companies
- CNMV's Technical Guide 3/2017 on Audit Committees at Public-Interest Entities
- CNMV's Technical Guide 1/2019 on Nomination and Remuneration Committees
- U.S. Securities and Exchange Commission (SEC) guidelines
- NASDAQ Corporate Governance Requirements
- U.S. Sarbanes-Oxley Act of 2002

Internal regulatory framework

- Articles of associations
- General Shareholders' Meeting regulations
- Board of Directors regulations
- Internal codes, regulations and corporate policies

More details on Grifols' corporate website: www.grifols.com

213

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 214 ESG Solid governance The General Shareholders’ Meeting is Grifols’ sovereign governing body. The company encourages all shareholders to attend, with no minimum share capital requirements. Grifols held its 2023 Ordinary General Shareholders’ Meeting on June 16, with 75.5% of voting capital represented. Grifols’ shareholders approved all the proposals submitted to a vote. The Board of Directors is Grifols’ highest decision-making body, comprised by 11 members as of February 2023. However, there is one vacancy on the Board. After the close of the fiscal year, Grifols has announced the addition of a new board member on February 26, 2024, who will hold the category of executive director as of April 1, 2024. Board members serve their term for a period of four years, without prejudice to their indefinite reelection for such periods. The board includes a Lead Independent Director, and all committees and commissions are comprised by non-executive directors, at least two of whom are independent. This applies to the Appointments and Remuneration Committee, the Audit Committee and the Sustainability Committee. Grifols publishes its Annual Corporate Governance Report following its approval by the Board of Directors. The report discloses information on its ownership and management structures, among other issues. Appointments & Remunerations Committee Audit Committee Sustainability Committee Sustainability steering committee GENERAL SHAREHOLDERS’ MEETING Lead Independent Director Board of Directors Executive Chairman SELT Executive Team Board of Directors 15 meetings 92.2% attendance Audit Committee 7 meetings 90.5% attendance Appointments and Remuneration Committee 12 meetings 100% attendance Sustainability Committee 4 meetings 91.7% attendance

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 215 ESG Proven leadership NURIA MARTÍN BARNÉS SECRETARY - NON-MEMBER SECRETARY - NON-MEMBER APPOINTMENTS AND REMUNERATION COMMITTEE SECRETARY - NON-MEMBER SUSTAINABILITY COMMITTEE LAURA DE LA CRUZ VICE SECRETARY – NON-MEMBER THOMAS GLANZMANN EXECUTIVE DIRECTOR EXECUTIVE CHAIRPERSON AND CHIEF EXECUTIVE OFFICER RAIMON GRÍFOLS ROURA EXECUTIVE DIRECTOR CHIEF CORPORATE OFFICER AND VICE-CHAIRMAN VÍCTOR GRÍFOLS DEU EXECUTIVE DIRECTOR CHIEF OPERATING OFFICER ENRIQUETA FELIP FONT INDEPENDENT DIRECTOR SUSTAINABILITY COMMITTEE JAMES COSTOS INDEPENDENT DIRECTOR SUSTAINABILITY COMMITTEE - CHAIRPERSON CARINA SZPILKA LÁZARO LEAD INDEPENDENT DIRECTOR AUDIT COMMITTEE APPOINTMENTS AND REMUNERATION COMMITTEE - CHAIRPERSON ALBERT GRIFOLS COMA-CROS PROPRIETARY DIRECTOR TOMÁS DAGÁ GELABERT OTHER EXTERNAL SECRETARY - NON-MEMBER AUDIT COMMITTEE APPOINTMENTS AND REMUNERATION COMMITTEE ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES INDEPENDENT DIRECTOR AUDIT COMMITTEE - CHAIRPERSON MONTSERRAT MUÑOZ ABELLANA INDEPENDENT DIRECTOR SUSTAINABILITY COMMITTEE AUDIT COMMITTEE SUSANA GONZÁLEZ RODRÍGUEZ INDEPENDENT DIRECTOR APPOINTMENTS AND REMUNERATION COMMITTEE Board of Directors at year-end 2023 * On February 21, 2023, Steven F. Mayer resigned as Grifols’ Board of Directors member and executive chairperson for health and personal reasons. On February 21, 2023, the Board of Directors appointed Thomas Glanzmann as his successor. * Grifols shareholders approved the re-election of Raimon Grifols, Tomás Dagá, Carina Szpilka, Íñigo Sánchez-Asiaín and Enriqueta Felip as boards members at the General Shareholders’ Meeting, held on June 16, 2023. * On December 18, 2023, Víctor Grifols Roura resigned from the Board of Directors as a result of his retirement. On the same day, Albert Grifols Coma-Cros was appointed to the board through the cooptation procedure until the next General Shareholders’ Meeting. On this same day, Tomás Dagá resigned as vice secretary, and Laura de la Cruz was named as his successor. *On February 5, 2024, it was announced that Raimon Grifols Roura and Víctor Grifols Deu have decided to transition out of their executive positions, and will remain on the Grifols Board as proprietary directors. Additionally, the Board will appoint Nacho Abia as a new director, on February 26, 2024, and he will assume his responsabilities on as new CEO from April 1, 2024, replacing Thomas Glanzmann, who will continue as the executive chairman. Well-orchestrated handsoff transition will take place to ensure appropriate knowledge transfer, organizational adaption and smooth continuity of business operations. *On February 6, 2024, it was communicated that Albert Grifols Coma-Cros will serve as a non-executive director after stepping down from his executive duties on December 31, 2023. More information on Grifols board members’ academic credentials and professional profiles: www.grifols.com More information on remunerations: Annual Remuneration Report and Directors’ Remuneration Policy

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 216 ESG Appointment of Thomas Glanzmann as Grifols’ new executive chairperson and CEO In February 2023, Grifols’ Board of Directors named Thomas Glanzmann as the company’s new executive chairperson. With over 16 years as Grifols director and serving as Vice Chairman since 2017, he has also been the chairman of Grifols’ Sustainability Committee from 2020 until february 2023. Subsequently, on May 8, 2023, Thomas Glanzmann was appointed by the Board as CEO, in addition to his role as Chairman, with the goal of aligning Grifols’ management team structure and streamlining corporate governance. Expertise and experience 6 with vast industry experience 54% 10 with broad expertise in finance and management 91% 5 with expertise in sustainability 45% 4 with experience in science and innovation 36% 3 with experience in digital transformation and/or cybersecurity 27% Independence 11 Board members 1 vacancy to fill up to 12 members 1 Lead Independent Director 1 independent directors with 2 mandates in other listed companies Víctor Grifols Roura will continue as Chairperson of Honor In December 2023, Víctor Grifols Roura resigned his seat on Grifols’ Board of Directors following his retirement. Mr. Grifols has served in the firm’s leadership for nearly four decades, first as CEO in 1987, as chairperson starting in 2017, and as chairperson of honor from October 2023 onward. A grandson of the company founder, Víctor Grifols Roura was the chief architect of Grifols’ transformation into a global powerhouse in the hemoderivatives sector. Considered among the industry’s most influential figures, Mr. Grifols will continue to serve as Chairperson of Honor. Balance 6 Independent directors 55% 1 Other external director 9% 1 Proprietary director 9% 3 Executive directors 27% Diversity 36% women board members 9% U.S. board members 0% <30 years 18% 30-50 years 82% +50 years Planned strategy to separate management and ownership The executive directors, Raimon Grifols and Víctor Grifols Deu, along with the board of directors, have driven a clear roadmap aimed at separating the management and ownership of Grifols, once the company’s recovery from the pandemic has been consolidated. This orderly transition has culminated with the decision of both to leave their executive functions at Grifols, remaining as proprietary directors, and the appointment of a new CEO, who will assume their duties on April 1, 2024. The announcement was made on February 5, 2024.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 217 ESG ALFREDO ARROYO GUERRA CHIEF FINANCIAL OFFICER JORDI BALSELLS VALLS PRESIDENT PLASMA PROCUREMENT DAVID BELL CHIEF CORP AFF & LEGAL OFFICER IGNACIO RAMAL SUBIRA CHIEF INT. AUDIT & ENTERPRISE RISK MGMT ANTONIO MARTÍNEZ MARTÍNEZ PRESIDENT, DIAGNOSTIC FERNANDO SEBASTIAN RODRÍGUEZ EVP, TRANSFORMATION ALBERTO GRÍFOLS ROURA PRESIDENT, BIO-SUPPLIES DANIEL FLETA COIT CHIEF INDUSTRIAL SERVICES OFFICER MONTSERRAT GAJA LLAMAS CHIEF HUMAN RESOURCES OFFICER LLUIS PONS GÓMEZ SVP, STRATEGY & COO OFFICE FRANCISCO JAVIER GUIX HUGUET VP, HEALTHCARE SOLUTIONS JOERG SCHUETTRUMPF CHIEF SCIENTIFIC INNOVATION OFFICER MIGUEL ÁNGEL LOUZAN GARCIA CHIEF DIGITAL INFORMATION OFFICER MARÍA TERESA RIONÉ LLANO CHIEF COMMUNICATIONS OFFICER Executive team at year-end 2023 SELT, a catalyst for enhanced corporate performance Grifols began its corporate transformation process in 2022 to accelerate its path to sustainable growth and profitability. The company reinforced its corporate governance in 2023 by consolidating the functions of Executive Chairperson and Chief Executive Officer (CEO) in Thomas Glanzmann, and by creating the Senior Executive Leadership Team (SELT). Led by Grifols’ executive chairperson and CEO, the SELT includes Raimon Grifols, Chief Corporate Officer (CCO); Víctor Grifols Deu, Chief Operating Officer (COO); and Alfredo Arroyo, Chief Financial Officer (CFO). Among its responsibilities are capital allocation, strategy definition, communication, human resources policies, business performance, and oversight of key projects and priorities. Positioned to bolster growth, enhance corporate performance and deliver on all our stakeholder commitments

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 218 ESG Priorities of Grifols’ management team PLASMA ● Guarantee plasma supply and access to treatments ● Promote a diversified network of plasma centers and maximize their efficiency INNOVATION ● Prioritize critical innovation projects ● Focus on differentiated products through in-house and investee initiatives projects ● Integrate innovation and digital transformation projects that streamline processes and add value to the business model DONORS AND PATIENTS ● Boost our commitment to patients, healthcare professionals and donors TALENT ● Driving leadership ● Promote a culture based on talent recognition and continuous development ● Advocate and promote diversity, inclusion and equal opportunity ● Promote employee health and well-being FINANCIAL PERFORMANCE ● Reduce debt ● Financial discipline and cost control ● Sustainable growth NEW BUSINESS MODELS AND GLOBAL EXPANSION ● Promote public-private collaborations to bolster countries’ self-sufficiency in plasma-derived medicines ● Establish promising strategic alliances in core markets SUSTAINABILITY ● Continue forging an organization-wide culture of sustainability ● Maintain a robust sustainability strategy and roadmap ● Increase the integration of ESG analyses and evaluations in decision-making processes

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 219 ESG Performance and compensation Grifols is committed to fostering a culture of performance with a laser-focus on execution, efficiency, effectiveness and accountability. Last year, the company implemented short- and long-term incentive strategies to advance this aim. The Long-Term Incentive Plan is based on the granting of stock options to approximately 220 Grifols employees, including the CCO and COO, and the unique granting of stock options to the executive chairperson, Thomas Glanzmann. In order to vest the options awarded, beneficiaries must have been continuously employed by Grifols on each vesting date and also meet the following conditions: • Achievement of 90% on average over the preceding two years of the following two core metrics, required to collect their short-term annual compensation: (i) economic metrics linked to Grifols’ overall performance as measured by EBITDA (90% weight) and (ii) ESG metrics (10% weight). • Successful validation of an individual performance evaluation. Beneficiaries who serve on the Board of Directors must pass an annual evaluation led by the Appointments and Remuneration Committee. In the remaining cases, beneficiaries must achieve a performance rating of 3 or more on a scale of 1 to 5, being 5 the highest possible score. Assessments are carried out through the Grifols Performance System (GPS), a standardized tool to assess employees’ effectiveness and potential, as well as provide relevant feedback. This plan was voted on and approved at this years’ Ordinary General Shareholders’ Meeting. Members of “ the Board of Directors must undergo an annual evaluation by the Appointments and Remuneration Committee. Long-term variable remuneration 10% ESG metrics 90% financial metrics based on EBITDA

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 220 ESG The remuneration policy for Grifols’ directors was last approved at the Ordinary General Shareholders’ Meeting on June 10, 2022, effective for fiscal years 2022, 2023 and 2024. In 2023, the Appointments and Remuneration Committee conducted in-depth reviews of the organization’s remuneration systems based on feedback from shareholders, investors and other stakeholders, as well as the consultative vote on the annual remuneration report at each General Shareholders’ Meeting. Following this review and analysis and advice from the independent external advisor Mercer LLC, the Appointments and Remuneration Committee deemed changes were necessary to Grifols’ remuneration policy. Therefore, reinforcing the firm’s business strategy and long-term sustainability and alignment with its strategic plan, shareholder interests and corporate values, while ensuring prudent risk management and no potential conflicts of interest. The most salient changes regarding the previous remuneration policy include: • Short-term variable in cash remuneration to be paid to Grifols’ executive directors: updated metrics and weighting to promote the company’s overall objectives, with each variable tied to the Group’s financial and non-financial results and subject to appropriate and prudent risk management strategies. This remuneration is now fully paid in cash. • As a novelty, it also includes a long-term incentive plan for Grifols’ Chief Operating Officer (COO) and Chief Corporate Officer (CCO), both executive directors. It consists in the award of Class A stock options. Subject to separate terms and conditions, it also includes the award of Class A stock options to the Executive Chairperson to incentivize the attainment of Grifols’ long-term strategic priorities, the sustainability of results over time and the creation of sustainable shareholder value. • Establishment of the main contractual conditions of Grifols’ Executive Chairperson agreement. • Remuneration of Grifols’ Chairperson of Honor. Review and update of Grifols’ Remuneration Policy More information on Grifols’ remuneration system: Directors’ Remuneration Policy Annual Report on Directors’ Remunerations

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 221 ESG Internal regulatory system ETHICS AND COMPLIANCE ● Code of Conduct ● Code of Ethics ● Risk Control and Management Policy ● Tax Compliance and Best Practices Policy ● Crime Prevention Policy and Criminal Risk Management System ● Global Anti-Corruption Measures ● Anti-Corruption Policy ● Competition Policy ● Clawback Policy ● Global Compliance Program ● Policy and Procedure of Open Payment Program, U.S. ● Grifols Ethics Line Policy WORKFORCE HUMAN RIGHTS AND SOCIAL ACTION ● Diversity and Inclusion Policy ● Policy on Director Diversity in the Composition of the Board of Directors ● Remuneration Policy for Directors ● Health and Safety Policy ● Mental Health Policy ● Human Rights Policy ● Social Action and Community Investment ● Sustainability Policy ● Donor Policy ● Patient Policy RESPONSIBLE COMMUNICATION ● Sustainability Policy ● Environmental Policy ● Energy Policy ● Climate Action Policy ● Biodiversity Policy ● Internal Code of Grifols, S.A. in Matters Relating to the Stock Market ● Policy on Communication and Contacts with Stakeholders, Institutional Investors and Proxy Advisors PRIVACY AND SECURITY QUALITY AND SUPPLY CHAIN ● Global Privacy and Data Protection Policy ● Cybersecurity Policy ● Quality Policy ● Supplier Code of Conduct ● Plasma Donor Policy ● Patient and Patient Organizations Policy ● Procurement Policy *The coverage of the policies, codes and regulations in this table apply all Grifols group companies within the scope of consolidation. Code of Conduct ● Adherence by all employees via written consent. ● Specific training for new hires. ● The code is available to the entire workforce in Spanish and English on Grifols’ corporate website and employee portal. ● Any compliance issue is considered a serious breach and may lead to disciplinary actions, including dismissal. Code of Ethics ● Model of conduct extensive to the entire workforce, including senior-level executives and corporate governance bodies. ● Explicitly endorsed every year by board members, senior executives, directors and area Managers. ● Any breach of Grifols’ ethical principles may lead to disciplinary actions, including dismissal. Grifols’ main corporate policies and internal codes and regulations are publicly available on www.grifols.com All information on Grifols’ human rights action, see “Sustainability and Human Rights” chapter. ENVIRONMENTAL AND CLIMATE CHANGE MANAGEMENT

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 222 ESG Cybersecurity initiatives with business objectives and strategy; to ensure the global coverage of the information security management system; collaborating in the prioritization and execution of security initiatives and projects; and promoting a culture of protection against cybersecurity threats. Grifols has the necessary resources to ensure a cyber-environment that supports its business priorities while complying with established cybersecurity objectives. All of Grifols’ cybersecurity initiatives align with the international framework of the U.S. National Institute of Standards and Technology (NIST) and ISO27001. In 2023, Grifols recorded no relevant cyberattacks, cyber-related thefts, loss of sensitive data or physical damages that affected the normal development of its operations. Cybersecurity, privacy and data protection The Audit Committee on Grifols’ Board of Directors is charged with supervising and evaluating the efficiency of the company’s cybersecurity management and control measures. In this endeavor, the Committee is supported by the Internal Audit and Corporate Risk Management Division, whose director provides updates at least twice a year on cybersecurity management issues. Grifols’ primary cybersecurity governance and commitments are outlined in the Cybersecurity Policy, approved in 2023 by the Board of Directors. The head of the Information Security Office (ISEC) reports to the Chief Digital Information Officer and oversees the development and implementation of the company’s cybersecurity policies, standards and procedures, as well as the rollout and effectiveness of its information security management system. To support the ISEC, Grifols will establish the Global Cybersecurity Committee, composed of representatives from Grifols business units, information technology, legal, operations and services areas. The committee’s goal will be to facilitate the alignment of cybersecurity Grifols’ “ cybersecurity initiatives are aligned with the highest international standards.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 223 ESG Major actions in 2023: Identification and protection Grifols’ information security strategy is grounded on a risk-based approach, and is implemented through the procedures and tools necessary to ensure that cybersecurity risks are identified, monitored and managed appropriately. The ISEC identifies the security initiatives and projects that must be implemented to achieve the company’s approved risk levels. These initiatives are identified and defined in the Security Master Plan, which is updated on a regular basis. Detection Grifols’ Security Operations Center (SOC) operates 24/7, providing robust coverage for security events in its data centers, perimeters and workstations. These services respond after receiving alerts from the security information and event management (SIEM) system, defined by the Information Security Office. Grifols’ cyber-intelligence capabilities provide information on threat actors and their techniques and tools, enabling the rapid deployment of controls to thwart successful attacks. Response and recovery The incident response team intervenes when events detected by the SOC are likely to become security incidents, using digital forensic analysis and incident response (DFIR) capabilities to analyze, contain and mitigate their risk, as well as prevent recurrences. Grifols conducts regular tests to evaluate the response and recovery capabilities of tools, procedures and equipment. Additional controls Grifols has an annual training and cybercommunication plan to bolster its information security management system and promote organization-wide awareness. This plan is updated to reflect new threats and the specific needs of Grifols’ business areas. Training sessions are mandatory, and, in addition, phishing simulation exercises are carried out, among others, to test employees’ knowledge. In 2023, 95% of users registered in the Grifols Training Platform (GTP) have completed the global cybersecurity training. The company’s security certifications include ISO27001 and the National Security Scheme (ENS) for certain activities and group companies. New Chief Digital Information Officer Grifols appointed a new Chief Digital Information Officer in 2023 to fast-track the deployment of digital platforms, data science and leading-edge technologies. With this position, the company will advance its efforts to transform and reinforce its core business areas, including donor and customer relations, manufacturing processes, and the development of new therapies and cybersecurity.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 224 ESG Right to privacy and data protection All employees receive training on this policy, since training and awareness are critical to protecting privacy. Additional training is also imparted to team members who process personal data as part of the regular job duties. In 2023, Grifols offered privacy training and awareness sessions to over 70% of employees whose roles include the treatment of personal data. Grifols has rigorous safety, technical and organizational measures to safeguard its organizational assets and users in a cyber-environment, and protect the confidentiality of stakeholders’ personal data, including medical information collected in plasma donor centers and clinical trials. Grifols aspires to forge trust-based relationships when processing stakeholder data as part of its daily objectives, with two clear objectives: preserving their privacy and preventing data breaches. The company complies with all applicable data-protection laws and regulations, and works with suppliers that provide adequate guarantees and privacy measures. The Global Privacy and Data Protection Policy, mandatory for all employees, includes a robust framework for the processing of personal data, as well as outlines all pertinent data protection and security principles. More information on privacy measures in clinical trials: “Innovation” More information on privacy measures for donors: “Commitment to Donors and Patients”

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 225 ESG Grifols’ Competition Policy prohibits its members from any conduct that has the purpose or may have the effect of limiting or distorting free competition in the market against the interests of other competitors and, more serious, against the interests of consumers and users. Such prohibited conducts include, among others, collusive practices or agreements, such as, for example, sharing market or sources of supply, collective boycott, resale pricing, or the application of unequal commercial conditions, among others; and abuse of a dominant position, such as denying production or supply, imposing predatory prices, or forcing the purchase of unrelated related products, among others. In 2023, Grifols has not had any legal action or legal proceeding finalized, nor does it have any pending legal proceeding related to unfair competition or infringements in terms of monopolistic practices and against free competition in the markets in which it operates. We promote integrity Crime prevention Grifols does not tolerate any criminal or unethical behavior and strives to prevent and fight against it. This commitment is reflected in the Crime Prevention Policy, that is developed through the Criminal Risk Management System, which aims to prevent, detect or, when necessary, respond to the risks of committing crimes, especially those that could result in the legal liability of the company, by applying specific measures of supervision and control. The Board of Directors of Grifols is responsible for implementing, maintaining, and continually improving the criminal risk management system, and has entrusted the duties of supervision and control to the Audit Committee. To carry out these activities, the Audit Committee relies on the support of the independent functions of Internal Audit and Enterprise Risk Management -both reporting to the Chief Internal Audit & Enterprise Risk Management-, which assess the effectiveness of the system every year through internal and/or external reviews. Anti-competitive practices Grifols’ Compliance Program is supervised by the Board of Directors direclty, through the Audit Committee. Its scope includes, among others, the following areas.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 226 ESG Anti-corruption measures for third parties Grifols’ anti-corruption global program includes control mechanisms for third parties with whom Grifols aims to enter into a business or commercial relationship. Before starting any commercial relationship with Grifols, the contractors and commercial and business partners who operate on Grifols’ behalf are subject to a thorough two-part verification process: a first phase, where Grifols confirms the legitimacy of the potential commercial relationship, and a second phase of due diligence, which includes an in-depth analysis of the third-party, including its organizational structure, key employees, business approach and corporate reputation. Third-party contracts include current anti-corruption obligations, as well as an annex summarizing Grifols’ Anti-Corruption Policy. At least once a year, they are required to certify full compliance with the ethical standards outlined in this policy. In certain cases, third-party collaborators such as international distributors are also required to complete periodic online training on anti-corruption issues, for example, the U.S. Foreign Corrupt Practices Act (FCPA). The contracts with third parties also include a clause giving Grifols the right to perform audits and terminate commercial relations in the case of non-compliance with these norms. Internally, employees are responsible for constantly monitoring the day-to-day activities of the third parties under their management area. Both the potential violations alerts system and the continuous monitoring process aim at detecting possible red flags and, as such, manage and resolve these adequately and as promptly as possible. Integrated anti-corruption model Anti-Corruption Policy Extensive to all employees regardless of the site where they perform their duties and the affiliate or subsidiary to which they belong, as well as to third-party collaborators, Grifols’ Anti-Corruption Policy outlines the standards of conduct and interactions with civil servants and public-sector organizations and agents, as well as private-sector organisms and entities. The company has diverse review processes to ensure compliance as part of its overall anti-corruption program. Grifols has zero tolerance for acts of bribery and corruption, and works towards the goal of maintaining zero cases of corruption. The company does not tolerate any form of retaliation against those who in good faith report a possible violation of applicable laws, rules and regulations, or non-compliance with internal policies and procedures. Grifols has internal procedures that explicitly define the acts considered as bribery and corruption, and that include a list of the applicable disciplinary actions if a violation of its Anti-Corruption Policy is detected, including the possibility of dismissal. Training sessions To ensure compliance with anti-corruption policies and procedures, Grifols holds regular training sessions for both current staff and new recruits. Those employees who, due to their duties, interact more frequently with public officials or perform functions related to the marketing of Grifols products or services, receive additional and reinforced training. Grifols Anti-Corruption Policy is available Confirmed cases of corruption in 2023 0 Number of interactions reviewed in 2023 between Grifols employees and government officials/ other professionals 4,907 Training sessions 98% of Grifols’ employees most likely to observe cases of corruption informed of anti-corruption policies and procedures 95% of employees received specific training

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Review process

Compliance with the Anti-Corruption Policy is reinforced by a series of review processes according to the type of interaction (articulated through various internal procedures), under the supervision of the compliance function. While special attention is given to higher risk operations, reviews of interactions with government officials, public agencies, healthcare professionals and/or healthcare organizations include the analysis and management of potential conflicts of interest. The review processes are intended to cover the full range of Grifols' activities in the market

Audits

As part of its annual audit plan, the Internal Audit department reviews the compliance risks of the different departments and business units, including the risk of corruption. External and independent audits are also carried out on diverse aspects of Grifols' Global Anti-Corruption Program.

If a potential case of corruption is detected, the company launches an internal investigation, including the participation of external legal advisors. The Global Compliance Review Committee supports the Board of Directors Audit Committee regarding its supervision of the Global Anti-Corruption Program.

The Board of Directors of Grifols, S.A. is the chief authority for supervising compliance with the Anti-Corruption Policy, delegating these responsibilities to the Audit Committee.

Employees most likely to observe cases of corruption who have been informed on anti-corruption policies and procedures by professional category

	Grifols		Biotest	
	Informed	%	Informed	%
Executives	17	2%	6	7%
Directors	108	10%	3	3%
Senior Management	156	15%	7	8%
Management	179	17%	21	24%
Senior Professionals	346	34%	17	19%
Professionals	191	19%	35	39%
Administrative and manufacturing operators	32	3%	0	0%
Total	**1,029**	**100%**	**89**	**100%**

Grifols data includes Biotest Italia, S.R.L., Biotest Medical, S.L.U., Biotest Farmacêutica LTDA, Biotest France SAS, Biotest (UK) Ltd., 100% owned by Grifols SA and under the supervision of the Corporate Compliance department of Grifols SA. Biotest data includes information from the Biotest AG group under Biotest Compliance supervision.


Grifols
3%
2%
10%
15%
17%
34%
19%
Biotest
0%
7%
3%
8%
24%
19%
39%

Money laundering

Grifols has stringent mechanisms, procedures and policies to prevent, detect and respond to possible money laundering breaches in the course of its business operations.

Prevention

Grifols has assessed its exposure to the risk of money laundering and terrorist financing as part of the criminal risk management system risk assessment, identifying activities with higher associated risks and the primary control mechanisms to mitigate them.

Detection

In addition to the reviews conducted through the criminal risk management system, the Grifols Ethics Line is the reporting channel enabled to report confidentially on any breach or irregular behavior, including suspicious money laundering transactions.

Reaction and response

Grifols has an investigation and response protocol, as well as a sanctioning system.

227

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 228 ESG We are transparent Interactions with healthcare professionals and organizations Grifols’ interactions with global healthcare professionals and organizations enrich its knowledge and awareness of patient behavior and disease management, which are critical to improving the quality of patient care and expanding treatment options. Conducted with maximum integrity and transparency, these relations are regulated by Grifols’ Global Compliance Program. The company’s Gifts and Hospitality Policy informs employees of the appropriate standards and established limits for managing transfers of value and hospitality to healthcare professionals, public officials and other individuals. United States The U.S. Sunshine Act (PPS Act) requires manufacturers and group purchasing organizations (GPO) of pharmaceuticals, biologicals, medical devices and medical supplies to itemize all information relating to payments and transfers of value to specific professionals and healthcare organizations, including physicians, mid-level practitioners and teaching hospitals. The Centers for Medicare and Medicaid Services (CMS) publishes information extracted from these reports every year in the month of June. Grifols has a policy and procedure regarding its transparency program and its compliance with reporting obligations defined by federal and state agencies. The company adheres to the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Advanced Medical Technology Association (AdvaMed) Codes on Interactions with Healthcare Providers, and continues to develop compliance systems to reflect the latest code updates (AdvaMed in June 2023 and PhRMA in January 2022). Both codes aspire to bolster the ethical norms and principles in interactions with the healthcare community. In accordance with these principles, healthcare companies like Grifols can hire external consultants or advisors under the following conditions: the selection process is based on qualifications and experience and for a specific need; financial compensation reflects fair market value established for these services; and the relationship is formalized through a written contract. Grifols imparts a transparency-training program for all employees whose roles require them to interact regularly with U.S. healthcare organizations and professionals. In total, 78 U.S.-based employees took part in these sessions. Europe In Europe1 , Grifols voluntarily adopted practices outlined in Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code, making them extensive to all corporate divisions and operations. Under the Open Payment Program, transfers of value in the U.S. $5.6M -53% vs 2021 In accordance with EFPIA criteria in Europe €19.5M +3% vs 2021 75.9% transfers of value related to R&D 1. The EFPIA Code includes the following countries: Austria, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Iceland, Italy, Latvia, Lithuania, Luxemburgo, Malta, North Macedonia, Norway, the Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

In 2023, for the eighth consecutive year, Grifols disclosed all payments and transfers of value to healthcare organizations and professionals in the various European countries defined by the EFPIA Code. The company's transparency program includes procedures and processes to ensure compliance with this initiative.

As a member of MedTech Europe, Grifols' Code of Ethical Business Practice likewise reflects these transparency guidelines, including the disclosure of Training Grants carried out in 2022. In addition, the company discloses all information related to country-specific transfers of value in compliance with local regulations.

Grifols' corporate website includes a methodology note and specific reports on transfers of value to healthcare professionals and organizations in concrete countries. This information is publicly available.

Transfers of value by type

EUROPE - GRIFOLS	2022		2021		2020	
	Euros	%	Euros	%	Euros	%
Services	1,294,739	7%	1,006,669	5%	539,293	4%
Contributions to professional healthcare events	293,171	1%	57,272	0%	21,443	0%
Contributions to cover costs of healthcare events	2,505,772	13%	1,978,053	11%	1,334,663	10%
Grants[2]	628,962	3%	280,272	1%	199,827	2%
Third-party R&D collaborations	14,779,095	76%	15,609,633	83%	11,346,476	84%
TOTAL	**19,501,739**	**100%**	**18,931,899**	**100%**	**13,441,702**	**100%**

U.S. - GRIFOLS	2022		2021		2020	
	USD	%	USD	%	USD	%
Services	935,321	17%	4,128,833	34%	649,483	9%
Contributions to professional healthcare events	645,974	11%	344,243	3%	290,127	4%
Grants	0	0%	0	0%	0	0%
R&D collaborations with third parties	3,058,171	54%	7,025,507	59%	4,552,923	63%
Investigator sponsored research	1,023,755	18%	483,866	4%	1,772,579	24%
TOTAL	**$5,663,221**	**100%**	**$11,982,449**	**100%**	**$7,265,112**	**100%**

EUROPE[1] - BIOTEST	2022	
	Euros	%
Services	264,091	2%
Contributions to professional healthcare events	240,973	2%
Contributions to cover costs of healthcare events	8,455,016	77%
Grants[2]	304,000	3%
Third-party R&D collaborations	1,747,144	16%
TOTAL	**11,011,226**	**100%**

1. Transfers of value in Europe as defined by the EFPIA Disclosure Code. ToVs included with one-year intervals.
2. Includes research grants. Research data as defined by the EFPIA Disclosure Code do not reflect the company's entire R&D investment.
Biotest data includes information from the Biotest AG group under Biotest Compliance supervision.

229

GRIFOLS

Public affairs management

Advocacy is a legitimate and fundamental part of the democratic process, providing a channel for people to share their viewpoints and concerns with public officials. Grifols' advocacy entails interacting with policymakers and political circles to raise awareness on the vital importance of plasma-derived medicines and the need for unrestricted access in healthcare centers. The Code of Conduct and Anti-Corruption Policy offers guidelines and standards of interaction between Grifols employees and public officials.

Grifols follows the highest ethical standards in its dealings with public officials, acting with the utmost integrity and transparency. In the U.S., Grifols complies with all federal, state and local regulations, regularly submitting transparency reports on its lobbying-related expenses to the U.S. Congress in compliance with the Lobbying Disclosure Act (LDA).

Grifols' lobbying disclosure reporting requirements are governed by standard operating procedures and encompass all of its activities in the U.S. and European Union. The company does not make campaign contributions to political candidates or government officials, either directly or indirectly.

Grifols joined the European Union's Lobby Transparency Register in 2019, adhering to the rules of conduct governing relations with European Union institutions as articulated in its code of conduct. Through this register, the company has a platform to disclose its interactions with EU institutions and share its activity and positions on public consultations. The company also takes an active role in public consultations related to health and industrial policies.

Grifols is a member of three other EU organizations: Plasma Protein Therapeutics Association (PPTA), European Confederation of Pharmaceutical Entrepreneurs (EUCOPE) and MedTech Europe.

"Grifols meets the highest ethical standards and is transparent in its interactions with public officials.

Contributions

	2022	2021	2020
Lobbying Expenditures in the U.S. as Reported Under the LDA. These amounts reference lobbying expenses, not political campaign contributions. Grifols does not make political campaign contributions in the U.S.	USD 815,000	USD 590,000	USD 510,000
Estimated annual costs related to activities covered by the European Transparency Register	EUR 100,000 – 199,000	EUR 100,000 – 199,000	EUR 100,000 – 199,000

2020 and 2021 data includes US contributions at federal level only. Data for 2022 also includes state contributions.

230

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 231 ESG Highlights in 2023 Grifols’ European involvement Grifols participates in health policy discussions with a broad network of EU stakeholders to help improve people’s access to health care. In 2023, the company actively participated in the following public consultations: • Draft regulation on Substances of Human Origin (SoHO) • Draft regulation and directive on Pharmaceutical Legislation Review of EU pharmaceutical legislation In 2023, the European Commission released a proposal to update general pharmaceutical legislation which must be followed by its applicable legislative process in the EU Parliament and Council. In this regard, Grifols has collaborated with diverse institutions to make sure the proposal advances access to healthcare and R&D investments in the European pharmaceutical space, while recognizing the unique nature and qualities of plasma-based medicines. SoHO: new legislation on substances of human origin On December 14, 2023, the European Parliament and the Council reached an agreement to further increase the safety and quality of substances of human origin (SoHO) following the Commission’s July 2022 proposal. The new SoHO rules lation aims to increase citizens’ protection when donating or receiving such substances as blood, tissues or cells or the products derived from them. In the case of plasma, it also seeks to contribute to ensuring its availability, as it is an essential substance for the production of plasma medicines on which nearly 300,000 European citizens depend. The next steps include the formal adoption of the SoHO regulation by the Parliament and the Council, from which point EU member countries will have 3 years to implement it. Once adopted and implemented in all countries, the regulation will replace the safety and quality standards set out in two directives (2002/98/EC on blood and blood components and 2004/23/EC on tissues and cells) and their implementing acts. More information: • Proposal for a Regulation on substances of human origin • Substances of human origin - ECDC • Substances of human origin - European Directorate for the Quality of Medicines & HealthCare

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Grifols Ethics Line

Grifols Ethics Line is the communication channel enabled by the company that allows employees and external stakeholders to raise concerns about ethical issues, or report any conduct that may constitute a violation of applicable laws, rules and regulations, as well as internal policies and procedures -including those related to human rights-, in a confidential manner. Grifols implemented this communication channel in 2011.

With the objective of adapting this communication channel to the new European requirements, , the company adopted the Grifols Ethics Line Policy in 2023. This policy sets out Grifols' approach to protecting whistleblowers with the aim of encouraging and supporting individuals to report concerns in good faith. It also provides guidance on how to raise concerns about misconduct, illegal activities or unethical behavior, and the steps to follow for reporting, investigating and resolving these issues.

All allegations are addressed following a standard operating procedure to make sure they are thoroughly and effective investigated, and determine if corrective measures are necessary. To ensure the proper functioning of this process, Grifols has appointed the Chief Internal Audit as the person responsible for the Grifols Ethics Line (Global Ombudsperson). Additionally, when legally required, local communication channels have been established and persons responsible for them have been appointed, in order to ensure compliance with the specific requirements established in those jurisdictions.

Grifols does not tolerate retaliatory measures of any kind against those who in good faith report possible violations of applicable laws, rules and regulations or non-compliance with internal policies and procedures. Retaliation may lead to disciplinary action, including dismissal.

In 2023, Grifols received a total of 363 complaints through the Grifols Ethics Line, of which 135 have been confirmed.

Of the 135 cases confirmed in 2023 (148 in 2022), 5 cases (4 in 2022) related to human rights violations were identified, all of them linked to cases of harassment within the organization. Disciplinary measures have been taken in all cases. Furthermore, no allegations of corruption, money laundering, insider information or customer data privacy were received during 2023.

"Grifols protects whistleblowers and guides them on how to report their grievances or concerns regarding unethical or illegal conducts.

Access the Grifols Ethics Line Policy

More information on Grifols Ethics Line

	Grifols			
	Number of communications		Number of confirmed cases	
	2023	2022	2023	2022
Corruption or Bribery	0	0	0	0
Workplace discrimination or Harassment	97	54	33	18
Customer privacy data	0	0	0	0
Conflicts of interest	9	8	7	2
Money laundering or insider trading	0	0	0	0
General concern	40	104	4	42
Health, Safety and environment	7	14	2	7
Failure to comply with quality, regulatory or manufacturing standards	6	4	4	1
Misconduct or inappropriate behavior	120	96	62	49
Others	84	75	23	29
Total	**363**	**355**	**135**	**148**

232

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 233 ESG Risk management and control Risk management in Grifols Governance Internal management framework ● Risk control and management policy ● Risk management procedure ● Emerging risks procedure ● Risk valuation model The Risk Control and Management Policy establishes the basic principles and the general framework of action for the identification, evaluation, control and management of the risks, of all kinds, that Grifols faces. Its objective is to provide greater confidence in the achievement of Grifols objectives and strategy to patients, donors, employees, shareholders, customers, vendors and other stakeholders, through the The Board of Directors of Grifols proposes the Risk Control and Management Policy to ensure that the company achieves its objectives and meets the expectations of its stakeholders, delegating the supervision of the effectiveness of the risk management system to the Audit Committee in coordination with the Corporate Risk Committee The Audit Committee includes independent directors who oversee the effectiveness of Grifols’ risk management system by ensuring its main risks are adequately identified, managed and communicated. In this role, the Audit Committee receives support from the independent functions of Internal Audit and Enterprise Risk Managemen (ERM), which reports to the Chief Internal Audit and Enterprise Risk Management. Both the Board of Directors and the Audit Committee meet periodically with the heads of the company’s business areas, assurance functions, external legal advisors and external auditor to discuss issues related to the company’s risk management. The Corporate Risk Committee is composed of a multidisciplinary and multifunctional team, which includes members of the management team and other senior executives, as well as the secretary of the Audit Committee. The Corporate Risk Committee is responsible for overseeing the assessment, management and monitoring of risks, and for ensuring the integration of risk management into business processes. The Enterprise Risk Management department assists the Corporate Risk Committee in developing and implementing risk-management policies and procedures. anticipation, control and management of the risks to which Grifols is exposed. This policy is implemented through a comprehensive risk control and management system based on the principles outlined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) which includes: governance and culture, strategy and objective-setting, performance, review and revision, information, communication and reporting. Risk owners Assurance Functions & Risk Liaisons Frontline Employees BOARD OF DIRECTOS Audit Committee Corporate Risk Committee Internal Audit Function ERM Function Chief Internal Audit & Enteprise Risk Management

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 234 ESG Risk management procedures in Grifols Grifols has a comprehensive and continuous risk control and management process to identify, evaluate and manage all relevant risks that Grifols faces or may face, as well as assure that risk considerations are integrated throughout the organization. Communication and report Indentify risks Risk response Assess risks Monitor risks RISK APPETITE ACTIVITIES CORPORATE RISK COMMITTEE ERM DEPARTMENT RISK LIAISONS ASSURANCE FUNCTIONS RISK OWNERS Principles of the risk control and management system 1. Establishment of a risk appetite framework, with the levels of risk deemed acceptable by the company and aligned with Grifols’ objectives. 2. Leadership of senior management, who will provide the necessary resources. 3. Integration in management processes, especially those related to strategy and planning. 4. Segregation of duties between the business areas and the areas of supervision and assurance. 5. Comprehensive and harmonized management to ensure all risks are managed through a common identification, assessment and treatment process. 6. Continuous improvement through periodic reviews of the suitability and efficiency of applying the system and the best practices and recommendations in the area of risks.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 235 ESG The procedure applies to Grifols, S.A., and its subsidiaries, and covers all risk categories defined in the Risk Control and Management Policy. Grifols’ Risk Management Procedure includes the following recurring activities: Risk identification and assessment Quarterly, the ERM department conducts regular risk scans to identify emerging risks affecting Grifols through reviews of credible external sources of information (e.g., Gartner’s quarterly emerging risk report, World Economic Forum’s global risk report, etc.); and through one-on-one discussions with internal stakeholders, as needed; and monitors top risks based on the evolution of the metrics selected as risk indicators. Twice a year, the ERM department also surveys a group of employees (risk liaisons) selected based on their position and expertise, to assess the Company’s top risks and emerging risks, and to identify response plans and potential opportunities. These surveys, along with other internal and external risk scans are used by ERM to update the company’s risk map. Risks are evaluated in terms of impact and likelihood of occurrence, following the ERM’s Risk Valuation Model. To rank risk for prioritization, ERM completes the risk scoring by considering risk velocity and risk interdependencies. The risk classification proposed by ERM undergoes review and approval by the Corporate Risk Committee, which prioritizes those risks requiring immediate response and/or enhanced oversight Risk response ERM identifies and assesses the existing controls for the prioritized risks. If the residual risk is outside the defined risk appetite and the risk strategy is not to accept the risk, the risk owners must develop a risk mitigation plan. The plan must be validated by ERM and the corresponding assurance function. The Corporate Risk Committee receives regular status updates on the progress made in implementing these mitigation plans. Risk monitoring and reporting Risk owners and assurance functions continuously monitor risks to identify changes in the external and internal environment that might increase the impact or likelihood of a risk beyond acceptable levels, as defined by the risk appetite framework. The ERM department monitors changes in exposure to top risks (higher risk score) using key risk indicators (KRI) developed by risk owners, and reports them to the Corporate Risk Committee every quarter. Twice a year, the results of the risk management process are also communicated to the Audit Committee. Grifols conducts “ regular risk assessments.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 2: Grifols ESG
ESG

Grifols' risk classification and prioritization


OPERATIONAL
STRATEGIC
FINANCIAL
ESG
CYBERSECURIRY
1
2
3
4
5
6
7
8
9
10

1. Debt Leverage Ratio
2. Cybersecurity
3. Competition and Technological Changes
4. Research & Development of Products
5. Talent Retention and Attraction
6. Ethics and Integrity
7. Supply Chain
8. Innovation and Digital Transformation
9. U.S. Biopharma Market
10. Product Safety and Quality

The full description of the risks of Grifols is public and is available in the last 20F for the year 2022, submitted and approved in April 2023.

Summary of main risks

Risk 1: Debt leverage ratio

A high level of indebtedness could have significant adverse effects on Grifols' business, making the company more vulnerable to economic downturns and restricting its ability to make strategic acquisitions or exploit other business opportunities (among other impacts).

To this end, Grifols implemented an operational improvement plan to reinforce its competitiveness and build a more efficient and cost-effective organization. The plan focuses on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization.

Risk 2: Cybersecurity

Information security risks have been on the rise in recent years, due to an increase of cyber-attacks and data breaches perpetrated by cybercriminals, insiders, or affected third parties, leading to business interruptions and exposure of sensitive data.

To this end, the company has implemented a comprehensive information security management system, aligned with international standards and best practices, that sets out clear objectives, roles and responsibilities, as well as policies and procedures to: (i) identify and assess cybersecurity threats; (ii) protect critical assets; (iii) detect and respond to cybersecurity threats; and (iv) recover business processes affected by a cybersecurity incident.

236

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 237 ESG Summary of main risks according to 20F of the year closed to 2022 public and accessible through this link. Risk 3: Competition and technological changes Grifols faces significant market competition. Its current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, undermining Grifols’ product sales and market share. Risk 4: Research and development of products Research and development represents a significant aspect of Grifols’ business, whose core R&D objectives are to (i) discover and develop new products, (ii) research new applications for existing products and (iii) improve manufacturing processes to improve yields, safety and efficiency. The company faces various obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials; the design of clinical study protocols acceptable to the FDA and other regulatory agencies; the successful outcome of clinical trials or its ability to scale its manufacturing processes to produce commercial quantities. Risk 5: Talent attraction and retention Grifols’ future success depends on its ability to retain members of its senior management and capacity to attract, retain and motivate qualified personnel. The company is highly dependent on the core members of its executive and scientific teams. For this reason, the recruitment and retention of qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to its success. Risk 6: Ethics and integrity Grifols’ business is subject to extensive government regulation and oversight in its numerous markets of operation. The promotion, the marketing and sale of pharmaceutical products and medical devices is highly regulated and subject to increasing governmental supervision around the world. This regulatory and oversight trend is expected to continue. Risk 7: Supply chain A significant disruption in the company’s supply of plasma could have a material adverse effect on Grifols’ business and growth plans. Most of its revenue relies on its access to U.S. source plasma (plasma obtained through plasmapheresis), the main raw material for Grifols’ plasma derivative products. Risk 8: Innovation and digital transformation Grifols’ investment in new technologies, processes, and business models entails navigating various obstacles and risks, including discrepancies with its vision and objectives, cultural barriers, skill deficiencies, resource limitations, and external disruptions. These challenges have the potential to undermine the anticipated benefits of digital transformation and diminish the company’s competitiveness within the industry. Risk 9: U.S. biopharma market The existence of direct and indirect price controls and pressures over Grifols’ products has affected, and may continue to affect, the company’s ability to maintain or increase gross margins. Proposed U.S. federal and state legislation have targeted drug pricing, including direct negotiations with manufacturers over price, reimbursement and discounts. Plasma protein therapeutics have been excluded from certain aspects of the several legislations. However, there is a continuing risk that Grifols’ products may be subject to new pricing restrictions. Risk 10: Product safety and quality Non compliance with quality and safety regulations could potentially harm the health and safety of patients, donors and/or participants in clinical trials, lead to product liability claims or product recalls, resulting in significant financial losses and negative reputation impacts.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 238 ESG Emerging Risks Grifols’ risk management process includes the identification and evaluation of emerging risks, understood as new risks or risks which, although known, arise in a new or unfamiliar context and could wield a potential long-term impact on the company’s activity. Risk 1: Geopolitical instability Risk description: The risk of potential disruptions and uncertainties arising from political decisions, events or conditions in specific regions or countries has increased in recent times, increasing the possibility of adverse impacts on the company’s operations, supply chain, regulatory environment and market access as a result of geopolitical tensions, policy changes, trade disputes and other geopolitical factors. Potential impacts: • Market access limitations: Geopolitical developments, such as changes in diplomatic relations or trade agreements, could limit the company’s access to key markets, impacting sales and revenue growth. • Supply chain disruptions: Geopolitical instability, such as regional conflicts or political unrest, or the escalation of trade tensions between regions or blocks leading to increased tariffs or trade barriers, may disrupt the global supply chain, affecting the cost structure and competitiveness of the company. • Regulatory challenges: Changes in pharmaceutical regulations or shifts in regulatory enforcement practices in key markets such as the United States and China could create hurdles in terms of product approvals, manufacturing compliance, and market access. Mitigation action plans: • Monitoring and analysis of geopolitical developments. • Diversification of manufacturing and supply chain across different regions, reducing reliance on any single country or region and enhancing resilience against supply chain disruptions. • Comprehensive regulatory compliance monitoring to closely monitor and adapt to changes in pharmaceutical regulations in key markets. Risk 2: Cybercrime Sophistication Risk description: The risk that the level of complexity, advancement and innovation of cyberattacks exploit vulnerabilities in the company’s digital infrastructure. The convergence of artificial intelligence (AI) and quantum computing with traditional cyber threats can significantly amply the potential for highly sophisticated and disruptive attacks. Potential impacts: • Disruption of critical business operations, including the compromise of interconnected systems and partners, can lead to cascading effects. • Leakage of sensitive personal data, including health data from donors and patients. • Deepfake threats to leadership and communications: AI-generated deepfake technology may be employed to create convincing fake videos or audio recordings, leading to damages, misinformation and distrust within the organization, and damaging the company’s credibility and reputation. Mitigation action plans: • Continuous identification and assessment of cybersecurity risks, including third-party risks. • Security measures to protect the confidentiality, integrity and availability of information systems and associated processes (including information systems managed by third parties), and continuous monitoring of their effectiveness. • Effective response and recovery programs, encompassing people, processes, information systems and technology. • Highly qualified cybersecurity team, comprised of management, information technology and legal personnel. • Training for employees, executives and directors regarding cybersecurity risks, and protection of sensitive and personal data.

2023 Integrated and Sustainability Annual Report Block 2: Grifols ESG 239 ESG Promoting a risk culture A solid risk culture is essential for organizations to effectively identify, assess and manage the risks that could impact their operations. Grifols delivers training and awareness programs to encourage employees throughout the organization to identify risks and work to actively mitigate them, as well as promotes transparent communications among employees in risk-related functions. Currently, three non-executive members of Grifols’ Board of Directors, in addition to the secretary of the Audit Committee, have proven experience in risk management and control and, from their leadership roles, contribute to fostering a risk management culture throughout the company. Training: Grifols develops and imparts training and awareness-raising plans to ensure employees have a solid theoretical foundation and practical knowledge of environmental issues, health and safety, compliance, cybersecurity, crime prevention, pharmacovigilance and quality, among other areas. Additionally, the ERM Department is updating the training plan on the general principles of risk management, methodologies, best practices of good governance and emerging risks, for the members of the Board of Directors, Audit Committee, Corporate Risk Committee and employees who participate in the semi-annual risk liaisons assessment. Members of the Corporate Risk Committee receive regular training on new governance requirements and trends. Twice a year, they also participate in forums and workshops to assess risks, including emerging risks. Members of the Audit Committee (non-executive directors) also receive this training through yearly meetings. Transparent communication: Grifols organizes regular meetings with risk managers and workshops and surveys with other employees to encourage transparent communication regarding its corporate risks. Integration of risk criteria in product development: Grifols incorporates risk criteria into the intellectual property and quality requirements followed throughout the product development and approval processes. All employees at “ Grifols are essential in preventing and detecting potential risks.

3

Sustainable growth We drive a sustainable, resilient, and long-term growth model that, in addition to generating economic benefits, has a positive impact on society. Our business practices create shared value directly and through fiscal compliance, thus contributing to equitable and viable development. Financial performance Shared value creation Tax contributions We move forward with determination in a pivotal year, fulfilling commitments and achieving historic revenues. We amplify the reach and value generated for our donors, in the communities where we operate, and for our patients through our investments. Legal compliance serves as the foundation to contribute to the economic and social development of the countries in which we operate APPROACH

Financial performance

We boast strong fundamentals and a clear growth strategy focused on profitability. Through ongoing efforts to enhance our operations and financial performance, we strive to create value, leverage our strengths in order to fulfill our objectives, priorities and commitments.

OUR ROADMAP

- Profitable operational growth
- Progress on our commitment: debt ratio of 4x
- Financial discipline and cost control
- Continued efforts to explore and capture opportunities in China and with Biotest
- Promote impactful and differential R&D projects

5 STRATEGIC DRIVERS

- Focusing on core activities
- Improving the donor's experience
- Driving forces and creators of the global market
- Continuous optimization
- Accelerating innovation

MILESTONES IN 2023

Robust and sustainable income growth +10.9% CC[1]	Increase in plasma supply +10%	Reduced cost per liter of plasma -22%[2]
Debt ratio 6.3x	Announcement of Haier alliance $1,800 M Sale of 20% SRAAS while maintaining a relevant presence in China	Operational cash flow[3] €+300M

(1) Operating or constant exchange rate (cc) excludes exchange rate variations for the year.
(2) In relation to the peak recorded in July 2022.
(3) Excluding extraordinary items.

242

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 243 A commitment to value creation For Grifols, 2023 was a year of growth and transformation. The company closed a decisive year that will accelerate its growth in 2024, delivering on its commitments and making strides across the board as evidenced by its positive operating and financial results. Grifols also advanced on its deleveraging path by forming a strategic alliance with Haier Group in China. Grifols recorded significant savings in 2023 thanks to notable progress on its operational improvement plan, announced at the end of 2022. In parallel, it continues to progress on its strategic roadmap, developed in 2022 to increase its capacity to detect and address new challenges. Financial performance and shareholder value creation remain core commitments. Our priorities Stronger leadership and a more efficient organization A more effective, performance-driven and agile company ● Best talent in strategic positions ● + Planning ● + Focus on execution ● Continue to drive operational performance Equipped to meet debt maturities ● Support from leading banks and a clear Roadmap ● Confirmation from the principal rating agencies Debt reduction Balance sheet deleveraging ● Haier Group alliance under way ● Profitable growth ● Alternatives under consideration to optimize global assets / Other alternatives under consideration Improved cash flow and expense Profile Financial discipline and cost control ● + Plasma and lower cost per liter ● + Organizational and operational efficiencies ● Focus on working capital and CAPEX Capture sales opportunities Unlock value of product portfolio ● Robust innovation pipeline to expand the commercial portfolio in the medium term Biotest Solid value plan ● Approvals and launches of planned new proteins ● Opportunities to capture synergies to expand margins China: bolster our market position ● Exploring synergies with Haier in the Chinese diagnostics market. ● Collaboration roadmap between Grifols and Biotest to leverage opportunities in China at all levels. Levers Solid execution Open communication: transparency and clarity Proven Resilience Guided by our core values while promoting sustainability

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development

Significant revenue growth

	Grifols	Biotest	Combined [1]
Revenue	**6,089**	**503**	**6,592**
% variation	+6.8%	+39.3%	+8.7%
% variation cc	+9.1%	+39.4%	+10.9%
Gross margin	**2,396**	**98**	**2,495**
% margin	39.4%	19.5%	37.8%
Operational expenses	1,585	177	1,762
% variation cc	+10.3%	+83.3%	+14.9%
EBITDA	**1,265**	**(14)**	**1,251**
% margin	20.8%	(2.7%)	19.0%
EBITDA adjusted	**1,455**	**19**	**1,474**
% margin	24.0%	3.9%	22.4%
Group profit	**113**	**(54)**	**59**
% variation	(49.6%)	-	(71.5%)

Strong revenue growth to year-on-year highs. Biopharma's main plasma proteins recorded strong performance, driven by higher plasma supply, robust underlying demand for key proteins, the price factor, a favorable product mix, and notable contribution from Biotest.

Higher gross margin following a significant decline in cost per liter (CPL) of plasma. Grifols optimized its plasma center network as part of its operational improvement plan, while plasma supply continued to sustainably grow. Donor compensation also moderated, further contributing to greater margins.

Enhanced operating performance increases EBITDA. Grifols' operational improvement plan, now fully implemented, has led to significant margin expansion. The company achieved EUR 450 million in annualized cash cost savings thanks to the positive results of diverse actions to optimize its plasma operations.

Group profit were affected by high financial expenses.

For more information, please refer to the Management Report and Consolidated Financial Statements for 2023.

244

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development

Performance by business unit

Biopharma

POSITIVE EVOLUTION OF BIOPHARMA



Total revenues

€5,558 M
+11.0%
+13.3% cc

GRIFOLS	BIOTEST
€5,055 M +8.9% +11.3% cc	**€503 M**






AlphaID
FREE Test to Confirm Alpha-1
Simple fingerstick blood collection kit to confirm genotype and obtain alpha-1 level

IMMUNOGLOBULINS

+17.2% cc

55-60% of revenues

- Continued strong demand for intravenous immunoglobulins (IVIg)
- Subcutaneous (IgSC) Xembify® grows thanks to higher penetration the U.S. and other key markets
- Objectives to bolster franchising in the U.S. and accelerate Xembify® adoption in other countries

ALBUMIN

+20.1% cc

10-15% of revenues

- China drives demand in the Asia-Pacific region
- Grifols' innovative sales strategy under the SRAAS agreement leads to greater supply in the Chinese market
- Solid evolution in the main European countries

ALPHA-1 & SPECIALTY PROTEINS

+2.4% cc

25-30% of revenues

- Gradual recovery of alpha-1 in European countries has led to a growth of +2.4% year-on-year in the last quarter
- U.S. market launch of AlphaID™ At Home text
- Positive evolution of hyperimmune immunoglobulins (Ig) in the U.S.

Includes Biotest

245

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development

Biopharma

COMMERCIAL MILESTONES IN 2023

We continue to strengthen our immunoglobulin franchise by focusing on the fastest-growing immunodeficiency markets such as primary and secondary immunodeficiencies, while maintaining our leadership in neurology and intensive care.

Launch of subcutaneous immunoglobulin XEMBIFY® in Europe and Australia

Spain and the United Kingdom (Wales) were the first European markets to introduce this plasma-based medicine after its approval by several European health authorities in 2022. Approved indications include primary immunodeficiencies (PIDs) and secondary immunodeficiencies (SDIs). In 2023, Xembify® was also launched in Australia.

XEMBIFY® has held a patent in the United States since 2019. Grifols is currently working to obtain clearance for its indication to treat hypogammaglobulinemia and recurrent or severe infections associated with B-cell chronic lymphocytic leukemia (CLL), among the indications with the greatest growth potential in the SID field.


Immune Globulin Subcutaneous, Human - klhw, 20%
Xembify
GRIFOLS

First exports to China of Biotest albumin

The collaboration among Grifols, Shanghai RAAS and Biotest led to a higher supply of albumin in China. Grifols has six albumin product licenses in China and distribution rights for Biotest's albumin as of January 2023. Grifols supplies albumin under the Shanghai RAAS framework, an exclusive 10-year distribution agreement (extendable for another 10 years).

TAVLESSE® market expansion in Europe

TAVLESSE® (fostamatinib), indicated to treat immune thrombocytopenia (ITP) in adult patients refractory to other treatments, was introduced in Norway and the Czech Republic. It also received a recommendation from the United Kingdom's National Institute for Health and Care Excellence (NICE). TAVLESSE® represents Grifols' first non-plasma therapy.

Expansion of the biological sealant VISTASEAL™ to new markets

Used to control surgical bleeding, the biological sealant VISTASEAL™ was launched in Canada, Italy, Switzerland, Estonia, Lithuania, Latvia and Australia. The product combines two plasma proteins (fibrinogen and human thrombin) and is administered with Ethicon's innovative applicator technology.




Tavlesse
100 mg
Film-coated tablets
fostamatinib
GRIFOLS



246

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 247 Plasma is a priority: supply and cost per liter continue to improve Higher Plasma Volumes +10% vs 2022 Lower Cost -22% COST PER LITER OF PLASMA* Plasma Centers 390+ -5% MANUFACTURING COST Cost per liter evolution (CPL) Note: Base 100: 1Q-22; a 22% decline by December ‘23 compared to the peak in July ‘22 (U.S. information excluding Biotest) Jan 22 Jul. 22 Dec 23 -22% Higher plasma volumes and plasma-center optimization • Upturn in number of unique donors to 920,000 people • Greater donation frequency • Implementation of new more efficient plasmapheresis machines Several measures improve plasma CPL • Moderation of donor compensation • Rationalization of plasma center network • Greater process efficiencies • Optimized cost structure • Enhanced donor experience Max.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development
Diagnostic

DIAGNOSTIC

Total Revenues

€670 M

-0.2%
+2.3% cc

Recovery driven by the growth of blood typing solutions and positive trend in China

NAT TECHNOLOGY

+0.4%

50-55% of sales

- Extension of agreement with CTS to 20 years in the U.S.
- Higher instrument sales in Japan and Indonesia

BLOOD TYPING

+8.9%

25-30% of sales

- Notable growth in most countries, especially in the U.S., Argentina, Brasil and Saudi Arabia

RECOMBINANT PROTEINS

+2.3%

15-20% of sales

- Strong revenues in main regions, especially in the U.S.
- Important 10-year supply agreement with a leading partner

Pre-transfusion compatibility testing in multiple myeloma patients

Grifols sCD38 solution received the CE mark. Designed to block anti-CD38 antibodies, it is the first soluble recombinant protein to facilitate pre-transfusion compatibility testing in patients with multiple myeloma. This solution designed to block anti-CD38 antibodies demonstrates Grifols' ongoing commitment to innovation and patient safety.

AlphaID™ At Home is now available in the U.S.

Available in the U.S. as of May 2023, this free screening program allows people to easily discover their genetic risk of alpha-1 antitrypsin deficiency (AADT) through a saliva sample. Many COPD patients are unaware of its genetic component, which is why the WHO, COPD Foundation and other health organizations recommend detection tests, as low levels of the alpha-1 antitrypsin protein can cause severe lung and liver diseases. AlphaID™ At Home received FDA clearance in 2022, becoming Grifols' first FDA-approved product for direct consumer use.


AlphaID
FREE Test to Confirm Alpha-1
GRIFOLS

248

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 249 BIO SUPPLIES TOTAL REVENUES Grifols continues to maximize the value of its Bio Supplies product portfolio after integrating Access Biologicals, which continues to contribute significantly. The unit also benefited from strong sales of hyperimmune plasma to third parties BIO SUPPLIES BIOPHARMA +5.1% 55-55% of sales • Increase due to the growth of traditional activity driven by new customers and higher demand from existing clients • Reduced revenue contribution from cell culture media due to lower market demand BIO SUPPLIES DIAGNOSTIC +29.4% 25-30% of sales • Increased demand for plasma for diagnosis and contributions resulting from the acquisition of Access Biologicals. • Improved margins for blood derivatives due to the operational optimization plan. PLASMA HIPERINMUNE SALES +4.8% 20-25% of sales • Boost from new contracts First leukopak donations in the U.S. In 2023, the first leukopak donations began at Bio Supplies’ Specialty Plasma Center in Indianapolis, Indiana. Primarily used in cell-therapy research, leukopaks are obtained through apheresis whereby a specific blood component is extracted. In this case, leukocytes or white blood cells are procured from the donor (leukapheresis). Bio Supplies has a broad portfolio of products for cell therapy, including human AB male serum and albumin. Grifols is the market leader in their supply. Until now, Grifols leukopaks have only been marketed in Europe. Following its positive experience in its German centers, the company quickly implemented leukopak donations in the U.S., where it plans on bringing this type of apheresis to more plasma centers to bolster its cell-therapy business. -0.2% +2.3% cc €160 M +9.5% +11.3% cc Bio Supplies

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 250 Reinforcing the balance sheet Proven commitment to sustainable growth A solid balance sheet with investments already made EUR 21,441 million as of December 31, 2023, compared to EUR 21,534 million in December 2022. The strategic investments made in recent years to boost plasma acquisition and reinforce innovation projects have been highly relevant factors in strengthening Grifols’ growth. Inventory control, collection and payment periods The inventories remain stable, amounting to EUR 3,459 million, with a turnover of 308 days (296 days as of December 2022). This stability is attributed to the gradual impact of improved cost per liter of plasma in a context of increased supply. The average collection and payment periods have remained steady at 36 days (36 days in 2022) and 59 days (53 days in 2022), respectively. The average payment period to suppliers of the Spanish companies comprising the group has been 72 days, mirroring the same average period as the previous year, which stood at 69 days. *Data including Biotest except for average payment period Enhanced management of working capital Better working-capital management continues to optimize Grifols’ financial structure. As of December 31, 2023, the company’s liquidity position stood at a robust EUR 1,145 million, including EUR 530 million in cash. Operational Improvement and cost savings plan Fully executed in 2023 to reduce the cost base, the plan has elevated Grifols’ operating cash flow and financial performance, leading to over EUR 450 million in annualized cost savings. Due to the approximately nine-month lag in inventory accounting applied in the plasma industry, most of the savings will be recognized in the income statement in 2024. Total Assets €21,441 M Liquidity Position €1,145 M Cash Position And Other Liquid Resources €530 M

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 251 Noteworthy progress on our commitment to deleverage Deleveraging remains a core priority for Grifols on its pursuit to reduce debt. At the close of 2023, Grifols’ debt ratio fell to 6.3x (7.1x at December 2022) following an improvement in EBITDA and operating cash flow generation, which stood at EUR 208 million in 2023 (EUR 351 million excluding exceptionals), driven by dynamic business momentum and optimization of working capital. Including the SRAAS divestment, the ratio would stand at 5.4x (pro forma). Grifols continues to progress toward its goal of reaching 4.0x. Leverage ratio at closing 2023 6.3x Proforma considering divestment in SRAAS 5.4x Equity €7,972 M Equity On December 31, 2023, shareholder equity totaled EUR 7,972 million. Grifols share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Grifols ordinary shares (Class A) are listed on the Spanish stock market and form part of the IBEX-35 (GRF), and non-voting shares (Class B) are listed on the Spanish stock market (GRF.P). Grifols Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). As announced following its 2021 acquisition of Biotest, the company will suspend the distribution of cash dividend payments until attaining a debt ratio below 4x/ EBITDA. Grants The grants received mainly correspond to initiatives related to the training of workers and the creation of jobs. Thousand of Euros Grants Spain 468 United States 1,305

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development

Liquidity and capital resources

The leverage ratio dropped to 6.3x (5.4x pro forma considering the SRAAS divestment). Grifols is making important progress toward its goal of reaching 4x. The liquidity position totaled EUR 1,145 million, including a cash position of EUR 530 million.

Cash flow from operating activities

In 2023, net cash flows from operating activities continued on their positive trend, fueled by solid business performance and the effective 100% implementation of the operational improvement plan, and the engine for over EUR 450 million in cost savings. Operating cash flows reached EUR 208 million (EUR 351 million excluding exceptionals), compared to the EUR -11 million reported in 2022.

Cash flow from investment activities

The net cash flows allocated to investment activities have amounted to EUR 398 million, with the most significant portion attributed to capital investments (CAPEX), totaling EUR 210 million. These investments have primarily focused on new Biopharma production facilities, including the upgrade of plasma fractionation, immunoglobulin purification, and albumin plants in Montreal (Canada), as well as the establishment of a new albumin plant in Dublin. Additionally, funds were allocated to various IT and digitization projects.

Cash flow from financing activities

The cash flow from financing activities amounts to EUR 186 million.

Capital resources and credit ratings

As of December 31, 2023, Grifols' net financial debt stands at EUR 9,416 million, excluding the impact of IFRS 16*.

In 2023, the company continued to decrease its debt ratio both organically and inorganically through divestitures of specific assets. As part of its quest to reduce inorganic debt, Grifols announced a strategic alliance with Haier Group on December 29, 2023, which includes the sale of 20% of SRAAS capital for USD 1,800 million.

In December 2023, the company's net financial debt to EBITDA ratio stood at 6.3x and 5.4x pro forma considering the SRAAS divestment. The company is making steady progress on its goal of reaching 4x.

Grifols also made important strides in optimizing its financial structure. At the time of writing, 59% of Grifols' debt was referenced at fixed interest rates. While there are no significant debt maturities before 2025 and no financial covenants, this financial structure lessens the impact of interest rate hikes.

Grifols expects to meet its 2025 debt maturities in the first half of 2024 by using proceeds from its SRAAS divestiture. With the support of its main banks, the company has marked a clear path to fulfill its expected maturities on time, while remaining steadfast in its pledge to meet its debt reduction targets.

*As of December 31, 2023, the impact of IFRS 16 on debt amounted to EUR 997 million.

"We are making steady progress in our commitment to achieve a leverage ratio of 4x.

"We have defined a clear plan to meet debt maturity payments promptly.

Current Credit Ratings	Fitch[1]	Standard &Poor's[2]	Moody's[3]
Corporate Rating	BB-	B+	B2
Senior secured debt	BB+	BB-	Ba3
Senior unsecured debt	B+	B-	Caa1
Outlook	Stable	Stable	Negative

1. Last review in september 2023 / 2. Last review in january 2024 / 3. Last review in march 2023

"We maintain our credit ratings.

252

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 253 *For comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore. CAPEX and industrial activity Grifols advanced on its capital investment plan to expand and enhance the production facilities of its business units. The company improved its CAPEX structure, taking into consideration investments made in recent years and maintaining strict discipline in resource allocations. In 2023, capital expenditures stood at EUR 210 million, denoting a slight decrease from the EUR 266* million allotted in 2022. U.S.: FDA approves new purification and filling plant in Clayton, NC The immunoglobulin (Gamunex-C®.) purification and filling plant in Clayton, North Carolina, received FDA clearance, allowing the company to expand operations when additional capacity is required. Following this approval, the Clayton plant increases its Gamunex production capacity by up to 16 million grams, representing an upturn in production capacity of intravenous immunoglobulin (IVIg) of more than 70%. U.S.: New fractionation plant is operational. +6 M liters of plasma/year The new plasma fractionation plant in North Carolina is now operational, giving Grifols additional fractionation capacity of six million liters of plasma equivalent. Spain: construction under way of a fibrin and topical thrombin plant Construction continued in 2023 on a fibrin adhesive and topical thrombin production plant. Located in Barcelona, it will expand production capacity up to 3.3 million liters of equivalent plasma annually for fibrin adhesive production and 6.4 million liters of equivalent plasma annually for topical thrombin production. Ireland: new albumin purification plant Grifols inaugurated its new sterile albumin purification, dosing and filling plant in Dublin in flexible packaging, tripling its capacity for filling albumin in this format. The installation incorporates the latest eco-efficiency technologies to save energy and water, testament to Grifols’ leadership in industrial design and engineering. Canada: upgrades to Quebec fractionation and purification facilities Upgrades continue on Grifols’ industrial installations in Quebec, Canada, which include a fractionation plant with a capacity of 1.5 million liters of plasma per year, and two purification plants. More details on agreements with Egypt and Canada: “Donors and Patients” chapter. We optimize the “ resources allocated to CAPEX with an investment of €210 M.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 254 Corporate transaction and acquisitions Strategic alliance with Haier Group As part of its efforts to strengthen and enhance China’s healthcare system, Grifols will sell a 20% stake in SRAAS to Haier for USD 1,800 million in cash, which will be used in its entirety to reduce debt. Grifols will retain a stake of ~6.58% in SRAAS and a member on its board of directors. On December 29, 2023, Grifols announced a strategic alliance with Haier Group to further develop the Chinese plasma market. Together, the companies will explore synergies and opportunities to merge Grifols’ excellence in pharmaceuticals and diagnostics with Haier’s impressive portfolio of healthcare solutions. Through a share purchase agreement, Grifols will sell approximately 20% of its stake in SRAAS to Haier for RMB 12,500 million (USD 1,800 million) in cash at RMB 9.405 RMB per share. This share price represents a 14.96% premium over the volume-weighted average price of SRAAS shares over the previous 20 trading days (RMB 8.181). Grifols will allocate the proceeds from this transaction, subject to regulatory approvals and other standard closing conditions, to reduce its debt levels. The company will continue to hold a significant stake of ~6.58% in SRAAS and have a member on its board of directors. Grifols Diagnostic Solutions (GDS) will maintain 45% of the economic rights and 40% of the voting rights of SRAAS, as agreed upon in 2020. Since joining forces three years ago, Grifols and SRAAS have positively collaborated to develop the plasma-based medicines market in China. Under the share purchase agreement, Grifols and SRAAS will extend their exclusive albumin distribution agreement for at least the next ten years (with the possibility of extending for a further ten years), with guaranteed minimum supply volumes for the next five years (2024-2028). China currently accounts for over 50% of global albumin consumption, with demand expected to continue growing in the coming years. With this transaction, “ Grifols maintains its presence in China, maintains its SRAAS commercial agreements and fulfills its commitment to deleverage. The transaction by the numbers: Sale of 20% stake in SRAAS $ 1,800 M to reduce debt Grifols maintains ~6.58% share capital and 1 member on the board

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 255 Biotest: progress on the integration process The acquisition of Biotest AG is a strategic transaction which will increase and diversify Grifols’ supply of plasma; reinforce its operations and revenues in Europe, the Middle East and Africa; and elevates its economic performance as the development of plasma proteins in their pipeline becomes evident. On April 25, 2022, Grifols announced the closing of the 100% share acquisition of Tiancheng (Germany) Pharmaceutical Holdings AG, a German company that controlled 89.88% of Biotest AG ordinary shares and 1.08% of its preferred shares. After closing the transaction, which included a takeover bid for the outstanding capital, Grifols controls 97.13% of Biotest AG’s voting rights and holds 70.18% of its share capital. Since the operation, Grifols and Biotest have collaborated in several areas, especially R&D+i. In 2023, progress was also made in the sales function, especially in key markets such as Germany, Brazil, Spain, Italy and the United Kingdom. Through these collaborations, Grifols fosters the exchange of knowledge and helps expand portfolios of life-sustaining products and their geographic scope in benefit of healthcare professionals and patients. In this regard, in February 2024, Grifols announced positive topline results from Biotest’s phase 3 clinical trial for the fibrinogen concentrate, BT524. The next steps include initiating regulatory processes in Europe and the United States, where it is set to become the first approved fibrinogen concentrate for acquired fibrinogen deficiency (AFD), with an estimated market potential of up to $800 million. Biotest’s advancements, including other innovations like Yimmugo and Trimodulin, reinforce Grifols’ position in plasma-derived medicines and underscore the company’s commitment to addressing unmet medical needs through innovative solutions. For more information on Biotest’s progress and new product development, see the “Innovation” chapter. For more information on the results of Biotest’s phase 3 clinical trial with fibrinogen, consult the press release. Grifols announces “ positive topline results from Biotest’s phase 3 clinical trial of its fibrinogen concentrate.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 256

257 Grifols’ Value Creation We aspire to continue creating shared value that goes beyond profit maximization and drives sustainable development and social progress. WE MEASURE OUR SHARED VALUE CREATION Grifols uses the SROI methodology to determine the impact generated for donors, local communities and patients, estimating the overall cost-benefit of their treatments. SROI METHODOLOGY Donors Patients Local Communities Analysis and monetary valuation of the produced change SOCIAL ECONOMY HEALTH SROI Impact SROI Ratio Value generated in relation to the investment Total value created in 2023 €32,427 M MAIN INDICATORS Value created for donors and local communities €5,057 M Value created for patients €27,370 M

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 258 Value creation beyond the bottom line Analyzing and measuring our created value In 2020, Grifols began analyzing and measuring the value created by its plasma donation centers in the U.S. and Europe, as well as the value generated by its main plasma medicines on patients, with an emphasis on the principal diseases for which they are indicated. These include alpha-1 antitrypsin deficiency (AADT); immunoglobulins for primary immunodeficiencies (PID), secondary immunodeficiencies (SID), chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune thrombocytopenia (ITP), Guillain Barré syndrome and myasthenia gravis (MG); coagulation factor VIII; and albumin for the treatment of acute liver disease, hepatorenal syndrome and spontaneous bacterial peritonitis (SBP). Grifols follows the SROI (Social Return on Investment) methodology, which allows users to discern the value created for donors, local communities and patients, and estimate the overall cost-benefit of their treatments. *More information on the SROI methodology: “About This Report” chapter. Total value created in 2023 €32,427 M Total SROI: 1.87** For every €1 Grifols invests, it generates €0.87 in social ROI *Total SROI refers to both investments and social value created. **Using the highest QALY value from the sensitivity table as a proxy. SROI: social return on investment The social return on investment (SROI) methodology aims to measure Grifols’ impact in monetary terms on the various stakeholders with which it interacts. The methodology is based on both cost-benefit analysis and social accounting. The SROI uses individual assessments to measure the change in stakeholders’ lives as a result of Grifols’ activities. The evaluations are quantified and recorded on an impact map, and monetary value is then assigned to the resulting social, environmental and economic impacts.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 259 More information on donors and plasma centers: “Donors and Patients” chapter. More information on Grifols’ social outreach: “Social Impact” chapter. Impact analysis for donors and local communities As of 2023, Grifols has 286 plasma centers in the U.S., 94 in Europe and 11 in the rest of the world, all in areas with a strong dedication to community development. Grifols plasma donation centers are based in communities with dynamic chambers of commerce, a vocation for social progress, and ongoing community action. Plasma-center employees also take an active role and participate an array of initiatives in their communities. In 2023, Grifols’ value creation for donors and communities was similar to 2022 levels (EUR 2,600 million for donors and EUR 2,550 million for local communities) despite the decrease in the number of plasma centers as stipulated in Grifols’ operational improvement plan. With this shift, the value created per donation center has increased. The 2023 SROI analysis has given Grifols a detailed understanding of how it contributes to donors and local communities that house its plasma centers, with insights based on the interviews conducted total impact on donors and communities in 2023 €5,057 M Donors €2,579 M Local communities €2,478M Positive impacts for Grifols donors • FINANCIAL STABILITY: Donors have more income to cover their day-to-day needs and monthly living expenses. • HEALTHIER LIVES: Donors’ health improves since they are able to better afford higher-quality food and exercise more frequently. • PHYSICAL AND PSYCHOLOGICAL WELL-BEING: Donors feel better about themselves, enjoy a better social life and more leisure and travel time. • EDUCATIONAL EXPENSES: Donors are more confident about their future since they can better afford tuition and pay for other university expenses. • PERSONAL SATISFACTION AND MORAL WELL-BEING: Donors feel better about themselves by performing a good deed, since donating plasma helps thousands of patients live healthier lives thanks to the medicines produced with donated plasma. Positive impacts for local communities • HEALTHCARE ACCESS: Healthier communities since plasma donations require donors to be in good health, leading to a greater number of people who benefit from plasma-derived proteins. • ECONOMIC IMPACT IN DONOR COMMUNITIES: A sizeable amount of money reverts back to the community, with around 87% of compensations injected within a 20-mile radius.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 260 Impact analysis for patients In 2023, Grifols continued its efforts to assess the impact of its main plasma medicines on the patient population treated. In this regard, it commissioned an independent expert specialized in the SROI methodology to analyze the value created by the Plasma Procurement and Biopharma units, which oversee the manufacture and distribution of plasma proteins. The data obtained (EUR 27,370 million) show a clear increase in the value generated for patients compared to 2022 (EUR 23,810 million), due to a broader population of treated patients, regardless of increases and/or decreases recorded in each pathology. In 2023, new scientific literature led to a better demarcation and assessment of quality of life (QOL) indicators, the most reliable metric to evaluate and quantify patients’ progress. One QALY equals one year in perfect health. If an individual’s health falls below this maximum, QALYs accumulate at a rate of less than one per year. The formula for monetarily calculating the improvement in the patient’s quality of life because of treatment considers the value of living one year in perfect health (1 QALY), weighted by the percentage increase of the patient’s improvement. Next is a summary of the different economic valuations used to measure the impact on patients according to the changes noted in their quality of life (QALY), taking into account three sources and their respective methods: • Institute for Clinical and Economic Review (ICER)1 in Boston, whose latest review set the median value per QALY at USD 100,000, the lowest range at USD 50,000 and the highest at USD 150,000 per QALY. This indicator captures the heterogeneity of patients treated and their geographic dispersion. • Proposal by Braithwaite et al.2, which assigns the QALY a value of USD 297,000 in its high range. This indicator mainly reflects the reality of the United States. • The approach values one year of life between 1 and 3 times the per capita3 GDP in the United States. Considering the estimated per capita4 GDP in the U.S. for 2023 (USD 80,412), a range of USD 80,412 to USD 241,237 would be assigned to the QALY. The exchange rate used in the conversion from U.S. dollars to euros was EUR 1: USD 1.0808 USD. It is worth noting that Grifols’ SROI analysis adhered to the principle of prudence, so its social impact is probably greater than that reported. Total Impact 2023 €27,370 M Equivalent to 6 quality-of-life improvement in relation to the cost of the plasma-based medicine Positive impact of Grifols’ 4 main plasma proteins on patients treated*: €793 M Alpha-1 antitrypsin €122 M Factor VIII €11,505 M Immunoglobulins €14,950 M Albumin * For the diseases for which they are indicated. 1. ICER Institute for Clinical and Economic Review website, icerreview.org. 2. Braithwaite, R. Scott, Meltzer, David, King Jr., Joseph, John, Leslie, Douglas, and Roberts, Mark S. Medical Care, Vol. 46, No. 4 (April 2008), pp. 349-356. 3. http://www.idsihealth.org/wp-content/uploads/2015/01/CE-Thresholds-iDSI-Working-Group-Final-Report.pdf (website visited in January 2024) 4. https://www.statista.com/statistics/263601/gross-domestic-product-gdp-per-capita-in-the-united-states/ (website visited in January 2024)

261 Tax Policy Governance Legal Compliance Taxation Grifols’ tax policy is based on strict compliance with all tax obligations in all of its markets of operation. We view good tax practices as an extension of our commitment to sustainability and an integral component of our efforts to create value. GRIFOLS’ APPROACH • We believe taxes are essential to promoting social impact. • Our corporate structures are based on commercial and industrial rationale and aligned with our business activity. • Grifols has no presence in territories qualified as tax havens. 3 CORE LEVERS TAX CONTRIBUTION IN 2023 €695 M Total Tax Contribution €328 M Taxes borne €367 M Taxes collected €395 M United States €190 M Spain €55 M Ireland €49 M Germany €5 M United Kingdom

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 262 Principles and good practices Fiscal commitment Grifols aspires to promote economic, social and industrial development by complying with the tax laws in its countries of operation and paying its fair share in jurisdictions where it creates value. The company’s corporate structures are based on commercial and industrial bases and aligned with its business activity. The company does not operate in territories qualified as tax havens. As a core function of Grifols’ corporate responsibility, taxation issues are under the oversight of the Board of Directors, which approves and regularly monitors the group’s tax policy to ensure alignment with its current business context and commitment to sustainability. Grifols’ senior management is responsible for developing the tax strategy and tax compliance framework under the supervision of the Board of Directors. Nonetheless, its implementation may entail other corporate areas involved in routine and non-routine tasks. The company does its utmost to develop cooperative relationships with tax authorities grounded in respect, transparency and mutual trust. To this end, on October 26, 2018, Grifols’ Board of Directors adhered to Spain’s Code of Good Tax Practices, evidence of its unequivocal commitment to transparency, good faith and cooperation. As part of its commitment to transparency, Grifols regularly reports on its tax strategy and taxes paid. The company also reports and details controversies and possible litigation in tax matters, if any, in the Consolidated Annual Accounts and in information to market regulators. Grifols contributes “ to economic, social, and industrial development by complying with the tax legislation of the countries where it operates.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 263 Governance Grifols’ Board of Directors, mainly composed of independent directors, approves the Risk Management Policy, which summarizes the basic principles and framework to identify, evaluate, control and manage all types of risks, including tax risks, faced by the company and its subsidiaries. The Audit Committee supervises the efficiency of the company’s internal control, internal audit and risk management systems, including tax risks, and periodically reviews the internal control and risk management systems to ensure that the main risks are adequately identified, managed and reported. The Internal Audit Department assists the Audit Committee by: • Guaranteeing adequate risk-management processes and risk assessment. • Evaluating risk-management processes, including oversight of controls and procedures. The Corporate Risk Committee oversees the responsibilities of Grifols’ leadership team to assess, manage and control risks, and integrate robust risk-management processes within the established system. Legal compliance Grifols strictly complies with current tax legislation in its countries of operation and the OECD Guidelines for Multinational Enterprises. In the U.S., the company complies with, subscribes to and reports on the Tax Control Framework Questionnaire (2019), prepared by the U.S. Internal Revenue Service (IRS). This initiative complements the OECD Model Control of Tax Risks standard by including a self-assessment mechanism to cover the essential elements in the tax risk management and control system. The principles of Grifols’ risk management and control system are subject to tax risks, which fall under the category of legal and regulatory risks.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 264 Grifols Tax Policy The Fiscal Policy of “ Grifols establishes the principles that govern fiscal management. • Grifols understands and supports taxation that adequately correlates with the structure and location of its activities, resources, and human resources and the business risks assumed. • Grifols does not use artificial structures unrelated to its activity to reduce its tax burden or profit sharing. • Grifols fosters a cooperative and fluid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation. • Grifols collaborates with the competent tax authorities to seek solutions to achieve certainty and stability in the tax criteria applied by public administrations and to prioritize non-litigious means of resolving disputes. • Grifols is committed to transparency, doing its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. • On October 26, 2018, Grifols’ Board of Directors adhered to the Code of Good Tax Practices. • Tax compliance is a pillar of Grifols’ economic contribution and social commitment. Its policy on compliance and good practices in fiscal matters is publicly available on its website. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates. • Grifols has no operations in territories classified as tax havens, and its business transactions with third parties based in these or any other territories form part of its ordinary industrial and commercial activity. • Grifols rejects artificially shifting results to these territories or taking advantage of the information opacity that these territories may offer in line with the taxation principles and recommendations of the OECD’s Committee on Fiscal Affairs on international taxation matters. Transparency in tax-related matters is a core principle of Grifols’ tax policy. • Grifols avoids significant tax risks through internal information and control systems that ensure tax matters are efficiently and expertly managed. • Grifols’ tax policy is guided by the reasonable and careful interpretation of the tax regulations in force in each jurisdiction. • Grifols consults with reputable independent tax advisors before making any business decision that may have fiscal repercussions. • Grifols has a transfer pricing policy for all transactions with related parties in line with the principles of the main competent organizational bodies. This policy is reviewed annually to avoid any deviation from these principles.

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 265 Grifols reports its tax contribution in three different areas–contribution by tax, distributed tax value and contribution by geographical area–in reflection of its pledge to transparency. To this end, Grifols has adopted PwC’s Total Tax Contribution (hereinafter referred to as CTT) methodology, designed to measure the total impact of a company’s tax payments. This methodology aligns with the OECD’s approach, which emphasizes the importance of the role of businesses in the global tax system, both as taxpayers (taxes borne) and as collectors of taxes on behalf of third parties (taxes collected). The scope of this analysis was carried out in Grifols’ main countries of operation: Spain, the United States, Ireland, Germany and the United Kingdom. These taxes include: • Profit taxes: taxes borne on profits earned by companies such as corporate income tax, business tax and taxes levied as withholding taxes on payments to third parties. • Property taxes: taxes on the ownership, sale, transfer or occupancy of property. • People (or employment taxes): employment-related taxes borne and collected, which include employee income tax withholdings or social security payments payable by both the employee and the company. • Taxes on products and services: indirect taxes on the production and consumption of goods and services, including VAT and customs duties, among others. • Planet (environmental taxes): taxes on the supply, use or consumption of products and services that are considered to impact the environment. Tax contribution €695M Total tax contribution €328M Representing 47% Taxes borne have increased by 50% in the last two years Taxes borne on profits account for 43% of the total taxes borne. 70% of the taxes* are associated with employment: 49% are borne, and 88% are collected. €367M Representing 53% Tax collections increase by 9%

2023 Integrated and Sustainability Annual Report Block 3: Sustainable development 266 50% 15% 16% 4% 16% 2023 DTV 31% 2023 Tax value distribution Grifols’ diverse activities generate direct and collected taxes, which are paid to global tax authorities. In general terms, these highly integrated activities can be classified into net interest, wages and salaries, taxes (borne and collected) and shareholder value. The distributed tax value (DTV) ratio shows the percentage of the total value generated by Grifols allocated to pay taxes borne and collected from Public Administrations. Taxes borne Taxes collected Shareholder value Net interests Wages and salaries net of taxes collected The DTV ratio stands at 31% globally for Grifols. This signifies that 31% of the value generated by Grifols has been contributed to the public treasury through taxes paid (15%) and taxes collected (16%). In other words, out of every €100 of value generated in 2023, Grifols has allocated €31 toward tax payments.

GRIFOLS
2023 Integrated and Sustainability Annual Report
Block 3: Sustainable development

Contribution by geographic area

Grifols' tax policy reflects a responsible approach to ensure good tax practices, embracing principles consistent with those set forth in OECD Guidelines for Multinational Enterprises (2011). It expressly states that Grifols has no presence in territories classified as tax havens, and that its business transactions with third parties in these territories or any other territories form part of its ordinary manufacturing and commercial activity.

Grifols is taxed on the profits generated in each of its countries of operation. Spain, the United States, Ireland, Germany and United Kingdom account for more than 70% of the group's global revenue, and its main industrial and R&D+i facilities are primarily located in these countries.

Million euros	Profit*	Taxes paid**	Total tax contribution***	%
U.S.	325.7	99.8	395.0	57%
Spain	(0.3)	31.3	190.0	27%
Ireland	(110.8)	1.8	55.0	8%
Germany	123.1	9.3	49.0	7%
Rest of the world	37.8	11.7	n/a	-

* Profit after tax in 2023, excluding dividends and impairments or disposals in Group Companies.
** Net tax payable for 2023.
*** For the Total Tax Contribution (CTT) in the United States, a exchange rate of 1.07898 euros per dollar has been used. In the U.S., the total contribution has decreased compared to the previous year due to adjustments made as part of the operational improvement plan. The calculation of the Total Tax Contribution excludes Biotest and other entities from the Rest of the World.

Tax contribution according to Grifols' operations


UNITED KINGDOM
97%
Total Tax Contribution ratio (56%)
IRELAND*
n/a
Total Tax Contribution ratio (48%)
U.S.
35%
Total Tax Contribution ratio (24%)
SPAIN**
177%
Total Tax Contribution ratio (30%)
GERMANY
50%
Total Tax Contribution ratio (35%)

*In Ireland, it is not possible to calculate the total tax contribution ratio for 2023 due to a negative result in the 2023 fiscal year. Despite the losses incurred in 2023, Ireland has significantly increased its total tax contribution (+11% compared to 2022).
**In Spain, the tax contribution ratio is distorted (above 100%) as a consequence of pre-tax losses in 2023. While this accounting situation results in a negative outcome, it does not impact tax payments. The impairment caused by this negative result is considered non-deductible for tax purposes, thus not affecting the taxable income of the Group in Spain.

267

4

About this report TRANSPARENT REPORTING This annual report reflects Grifols’ commitment to transparency and ongoing efforts to enhance its financial and non-financial performance. PREPARATION PRINCIPLES CONTENT • Financial Information • Non-Financial Information: GRI, SASB, Law 11/2018, UN Global Compact principles and Sustainable Development Goals • Methodologies: Total Tax Contribution, SROI and Gender Pay Gap STANDARDS SUSTAINABILITY STAKEHOLDER INCLUSIVENESS COMPREHENSIVENESS MATERIALITY

2023 Integrated and Sustainability Annual Report Block 4: About this report 270 About this report In its commitment to transparency and efficiency, Grifols prepared its Consolidated Non-Financial Information Statement following the recommendations contained in “International Integrated Reporting Framework” of the International Integrated Reporting Council (IIRC). This report, subject to independent review, presents group’s financial and non-financial information in compliance with current regulatory provisions1 .. This report complies with the disclosure requirements for a Statement of Non-Financial Information (see Annex VI “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”), which offers an overview of the impact of Grifols’ activity on the employee pool, environmental and social issues, human rights, and the fight against corruption and bribery, including measures to promote the principles of equality and opportunity among men and women, non-discrimination, inclusion of people with disabilities and universal accessibility. This report has been prepared in accordance with GRI standards as detailed in Annex VII “GRI Content Index.” Also included are SASB standards relating to the “Biotechnology and Pharmaceuticals” sector, as per Annex VIII “SASB Content Index.” Grifols’ efforts to promote the Sustainable Development Goals are outlined in Annex IX “Index of Grifols’ contribution to the SDGs and the principles of the United Nations Global Compact,” including information on priority SDGs and main contributions in 2023. In line with its formal adherence to the United Nations Global Compact, Grifols complies with the Communication on Progress (CoP) with this report. This report describes the actions the company has taken and plans to take to implement the Global Compact Principles in the areas of human rights, labor, environment and anti-corruption, and their measurable outcomes. All measurable results are well described in each of the chapters of this report. Unless stated to the contrary, the financial information presented in this report coincides with the Consolidated Financial Statements for the year ended December 31, 2023. It should be read jointly with the 2023 Consolidated Financial Statements, which have been subject to an external audit. Some financial indicators and ratios are classified as Alternative Performance Metrics (APMs) in accordance with European Securities Markets Authority (ESMA) guidelines. 1. Among others, the Commercial Code, Consolidated Text of the Capital Companies Act and Law 11/2018, of December 28, which amends the Commercial Code, Consolidated Text of the Capital Companies Act and Accounts Auditing Act with regard to non-financial information and diversity, and which transposes Directive 2014/95/EU into Spanish law with regard to the disclosure of non-financial information. Bases for the preparation of the Non-Financial Information Statement In accordance with Law 11/2018 of December 28 on non-financial information and diversity, the Board of Directors of Grifols, S.A. (hereinafter Grifols) prepares the Consolidated Non-Financial Information Statement for the fiscal year 2023 as a separate document and an integral part of the Consolidated Directors’ Report and as a separate document from the consolidated annual accounts. This report will be publicly available on Grifols’ corporate website at www.grifols.com. Grifols analyzed the materiality of the requirements by Law 11/2018 while considering the opinion of its main stakeholders. As shown in Annex VI, “Index of the contents required by Law 11/2018, of December 28,” the Non-Financial Information Statement was prepared in accordance with the Global Reporting Initiative (GRI) Standards selected for requirements considered material to the business.

2023 Integrated and Sustainability Annual Report Block 4: About this report 271 Principles This report was prepared in accordance with GRI standards: Stakeholder inclusiveness: Grifols maintains an ongoing dialogue with its stakeholders. The group is able to effectively address their expectations and interests by anticipating their needs. Context of sustainability: Grifols aspire to contribute to economic, environmental and social progress on local, regional and global levels. Its 2023 performance is contextualized within its countries of operation. Materiality: This report features the corporate issues that have exerted the greatest economic, environmental and social impact, as well as those that could significantly shape stakeholder decisions and evaluations. Comprehensiveness: The topics highlighted in this report adequately reflect the Group’s most significant social, economic and environmental impacts, allowing stakeholders to assess their effectiveness in the 2023 fiscal year. Scope of this report This report covers the period from January 1st to December 31st, 2023, corresponding to Grifols’ fiscal year. For the purpose of this report, Grifols S.A. and all its subsidiaries are considered as “Grifols.” The reported information includes all dependent companies with a stake greater than 51% or under control according to the IFRS definition as reflected in the Consolidated Financial Statements. A list of Grifols’ subsidiaries can be found in Appendix I of the Consolidated Financial Statements for the annual period ending on December 31, 2023. Regarding the information reported on Biotest, performance data for this company, particularly related to human resources and the environment, is presented in separate tables to allow comparability with previous years’ information. Within the tables titled Grifols, the commercial subsidiaries acquired 100% in 2023 are: Biotest France SAS, Biotest UK Ltd., Biotest Italy S.r.l., Biotest Farmaceutica Ltda., Biotest Medical S.L.U.. The data for 2022 corresponds to the period from May to December 2022, unless otherwise indicated. The data for this company in 2023 covers the entire year, from January 1st to December 31st, 2023. Biotest annually publishes its management approaches and key policies at www.biotest.com. The scope of this report includes all Grifols operations, from procurement (including plasma collection) and manufacturing to commercial subsidiaries. In the sections where historical data appears, figures for the last three years (2021-2023) have been included where available. The historical data presented in this report has not been recalculated to adjust for changes in the perimeter that occurred in each exercise. The only exception stems from the company’s reorganization starting in 2022, by which business units do not correspond to the divisions delineated in previous reports, as captured in the following table. In cases where information is reported by unit, historical data was recalculated in 2022. The financial information included in this report is derived from the Consolidated Financial Statements for the year ended December 31, 2023. Business units from 2022 onward Correspondence with former divisions Plasma Procurement Bioscience Biopharma Diagnostic Diagnostic Bio Supplies Bio Supplies Others Hospital y others

2023 Integrated and Sustainability Annual Report Block 4: About this report 272 Limitations of the scope Grifols believes that this report provides a reasonable and balanced reflection of its economic, environmental and social performance since the aforementioned exceptions do not significantly alter the consolidated indicators and in turn, do not affect readers’ assessment of its results. • Due to the complexity and global distribution of Grifols’ activities, the scope of some quantitative indicators differs from the established standard, the scope being greater than 95% of turnover or employees in all cases. “Environmental” chapter: • The data provided in this section represents Grifols’ total production and commercial activities with the exception of commercial subsidiaries with fewer than 10 employees. • As most of Grifols’ manufacturing facilities are located in the United States and Spain, the environmental information included in this section is classified by division and region as U.S., Spain and rest of the world (RoW). • In 2023, the internal organization of Grifols plasma centers was altered: variations in the Bio Supplies business unit are due to the incorporation of IBBI blood donation centers, previously considered part of Biopharma. In 2023, the plasma donation centers became part of Biopharma, while the blood donation centers became part of the Bio Supplies unit. It also consolidated Access Biologicals for the entire year of 2023, whereas in 2022 it was only consolidated for six months. • In 2023, the commercial subsidiaries in Argentina and Malaysia were not included as their workforces had fewer than 10 employees. • In 2023, new data-collection software was implemented in all Grifols sites. Unlike the previous software, the new system does not allow the option of allocating a center to multiple business units, which affects how the “sales per business unit” metric is calculated for Grifols commercial subsidiaries. For this reason, the company created a dedicated unit for commercial subsidiaries, with no relative data by production or sales applied to them. “Social” chapter: • Grifols has included figures for the last two years classified by gender (female, male, non-binary and not declared), age and region (U.S., Europe and RoW) in all cases where historical figures were available. Europe includes Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland and United Kingdom. • The scope of the indicators related to remuneration includes the workforce in Spain, Germany, U.S., Ireland, Italy, Poland, Portugal, Sweden, Switzerland and the United Kingdom. • The data provided regarding training hours includes all group companies except Medion Grifols Diagnostic, AG, Araclon Biotech, S.L., Goetech, LLC, Grifols Diagnostic, AG, Araclon Biotech, S.L., Goetech, LLC, Grifols Worldwide Operations USA, Inc, Alkahest, Inc, Grifols Inn and New Technologies Limited, Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, GigaGen Inc and Grifols Canada Therapeutics, Inc. The data included represents 97.2% of Grifols global workforce as of December 31, 2023. • Indicators for absenteeism, people with disabilities and accident rates are limited to data from the United States, Spain, Ireland and Germany. The indicators included in this report have been compiled by Grifols. Sygris, a systematized reporting tool implemented in 2022, has enhanced its methodological rigor in comparison to previous years.

2023 Integrated and Sustainability Annual Report Block 4: About this report 273 Subsequent events Gotham City Research Report On 9 January 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in six key areas: • Communication and collaboration with the Spanish regulator (CNMV). • Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website • Clear and transparent communication with our teams and employee representatives, including major unions. • Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. • The company filed a complaint in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. • The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. As a result of the information published by Gotham City Research LLC, in relation to the accounting and financial information of Grifols, S.A. and subsidiaries, the National Securities Market Commission (CNMV), in the exercise of its supervisory powers, has made various requests for information to the Group. The Parent Company has responded to the requirements received, although at the date of preparation of these consolidated financial statements, the supervisory process has not been concluded. All announcements are publicly available on our website (https://www.grifols.com/en/other-relevant-information). SRAAS Share Purchase Agreement As indicated in note 12 of Consolidated Annual Accounts, Grifols and Haier Group Corporation (“Haier”) entered into a Strategic Alliance and Share Purchase Agreement agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier. On 29 February 2024, the period contractually established by the parties in relation to the completion of Haier’s confirmatory due diligence has been satisfactorily concluded. Accordingly, the closing of the transaction is subject to obtaining pending ordinary regulatory approvals and the transaction is expected to close during the first half of 2024.

2023 Integrated and Sustainability Annual Report Block 4: About this report 274 Annex I. Bases for the preparation: scope and methodology – Total Tax Contribution Purpose and scope The “Fiscal Contribution” section included in the “Financial Performance” chapter provides information on the taxes paid by the Grifols Group globally in 2023 in a clear and concise manner. Disclosures includes data from the following territories: Spain, the United States, Ireland, Germany and United Kingdom, as the most relevant in terms of their business volume and presence within the Grifols Group. The measurement used data obtained from information systems following the PwC Total Tax Contribution (TTC) methodology. In addition to the amounts indicated, other tax payments may have been omitted because they are not individually identified in the information systems and/or are not significant in terms of materiality. TTC methodology The Total Tax Contribution methodology measures the total impact of a company’s tax payments. This assessment is made from the perspective of total tax contributions paid directly to the different public administrations as a result of the Grifols Group’s economic activity. In general, the TTC methodology allocates both input and output taxes to each tax year on a cash basis. The following points should be kept in mind regarding this methodology: 1. It distinguishes between taxes that are a cost to Grifols and taxes collected. Taxes borne are taxes paid by Grifols to the governments of countries in which it operates. These taxes represent an effective cost for Grifols, such as taxes on profits and certain environmental taxes. The taxes collected are those that have been received as a result of Grifols’ economic activity, without representing a cost to the Group other than that of its management. These include withholdings from workers due to income tax, VAT, and other taxes on products and services. Nonetheless, these amounts are paid into public coffers as a result of Grifols’ economic activity and therefore should be included in the analysis since they represent tax revenue stemming from Grifols’ operations. 2. TTC framework classifies taxes under 5 categories for clarification purposes: (i) Profit taxes: taxes borne on profits earned by companies such as corporate income tax, business tax and taxes levied as withholding taxes on payments to third parties. (ii) Property taxes: taxes on the ownership, sale, transfer or occupancy of property. (iii) People (or Employment Taxes): employment-related taxes both borne and collected, including employee income tax withholdings and social security payments payable by both Grifols and the employee. (iv) Taxes on Products and Services: indirect taxes on the production and consumption of goods and services, including VAT and customs duties. (v) Planet (Environmental Taxes): taxes on the supply, use or consumption of products and services deemed to affect the environment.

2023 Integrated and Sustainability Annual Report Block 4: About this report 275 3. It includes all tax payments made to public administrations Readers should take into account that figures detailed in this report include tax payments made to public administrations for items whose characteristics make them tax-related, although they have not been classified as such for cyclical or historical reasons. Readers should also take into consideration that figures in this report exclude other amounts that, based on the methodology and reports issued by the OECD and other international administrations, are not considered a tax contribution.1 4. Profit before taxes assumptions made during the preparation of this report The amount of profit before tax excludes intercompany dividends to avoid duplicating the same income of various entities in the case of its distribution as dividends to other Grifols entities. This calculation enables reflecting the objective amount of profit before taxes at country levels and calculating the objective ETRs, as dividends are usually subject to beneficial tax treatment compared to the other types of income (i.e. “participation exemption” regime). 1. Main sources of Total Tax Contribution Methodology: 5. There are certain particularities with regard to value added tax (VAT) and equivalent taxes Value added tax (and equivalent taxes) is characterized as a tax on products and services collected, the amount of which reflects the result of net payments made by Grifols to the tax authorities in its jurisdictions of operation in the corresponding period. In calculating VAT, the country-specific figure indicated for this concept includes the positive amount paid to the corresponding tax authorities, resulting from subtracting the VAT accrued from the amount of VAT deducted. No figure shall be shown for this item in cases in which the net amount resulting from subtracting VAT accrued from VAT deducted for an entire year and country is negative due to a refund. On the other hand, VAT amounts that are not refundable because the value chain cannot be continued by means of the reverse charge instrument shall be considered as input tax on products and services, since they represent a cost for the company. • https://www.oecd.org/tax/tax-policy/oecd-classification-taxes-interpretative-guide.pdf • http://www.ifs.org.uk/mirrleesReview/design

2023 Integrated and Sustainability Annual Report Block 4: About this report 276 Annex II. SROI – Social Return on Investment (SROI) methodology The Social Return on Investment (SROI) method aims to gain a deeper understanding of an organization’s social, environmental and economic impact. The SROI method represents a valuable cost-benefit analysis, offering the leadership team and investors a solid decision-making tool to assess and optimize the firm’s social and environmental impacts. The SROI uses individual assessments to measure the change in stakeholders’ lives because of Grifols’ activities. The evaluations are quantified and recorded on an impact map, and monetary value is then assigned to the resulting social, environmental and economic impacts. 2023 global SROI analysis The study was conducted by Hugo Narrillos Roux, holder of a doctorate with honors in economics from the Complutense University of Madrid, a specialist in social value and the author of “Social Economy: Valuation and Measurement of Social Investment (SROI method) and his doctoral thesis, “The Social Return on Investment: A Good Method to Measure the Social Value Created by Companies.” Mr. Narrillos Roux is recognized as an accredited SROI professional by Social Value International, a network of professionals dedicated to generating knowledge on change and social value. He serves as a faculty member at several universities and a social-impact consultant at leading global organizations. Main references: Alpha 1: Chapman, K.R., Stockley, R.A., Dawkins, C., Wilkes, M. M., Navickis, R. J. Augmentation therapy for 1 antitrypsin deficiency: A meta-analysis. COPD: Journal of Chronic Obstructive Pulmonary Disease, 6:177-184 (2009). Factor VIII: Pasi, J., Hermans. C., Hakimi,Z., Nazir, J., Aballéa, S., Ezzalfani, M., and Fatoye, F. (2022): Improvement in pain-related quality of life in patients with hemophilia A treated with rFVIIIFc individualized prophylaxis: post hoc analysis from the A-LONG study. Therapeutic Advances in Hematology. 2022, Vol. 13: 1-9. PID: The impact of plasma-derived therapies in Europe. The health and economic case for ensuring sustainable supply. Copenhagen Economics. June 2021. Available at: https://www.copenhageneconomics.com/ publications/publication/the-impact-of-plasma-derived-therapies-in-europe (website visited on January, 2023). SID: Benbrahim, O., Viallard, J. F., Choquet, S., Royer, B., Bauduer, F., Decaux, O., … Lévy, V. (2018). The use of octagam and gammanorm in immunodeficiency associated with hematological malignancies: a prospective study from 21 French hematology departments. Hematology, 24(1), 173–182. ITP: Ruqayyah J. Almizraq1, Donald R. Branch. Efficacy and mechanism of intravenous immunoglobulin treatment for immune thrombocytopenia in adults. Annals of Blood. Vol. 6 (March 2021). GBS: Panagiotis, Z., Liampas, A., Pozotou, T., Parperis, K., Artemiadis, A., Hadjigeorgiou, G. Immunoglobulin use for the management of painful peripheral neuropathy: A systematic review and meta-analysis. (2022). Pain and Therapy (2022). 11:1219–1227 MG: Porras L.D., Homedes C., Alberti M.A., Santamaria V.V., Casasnovas C. (2022). Quality of life in myasthenia gravis and correlation of mg-qol15 with other functional scales. Journal of Clinical Medicine. 2022; 11(8). HC: Runken, M. C., Caraceni, P., Fernandez, J., Zipprich, A., Carlton, R., & Bunke, M. (2019). The cost-effectiveness of albumin in the treatment of decompensated cirrhosis in Germany, Italy, and Spain. Health Economics Review, 9(1).

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex III.
Methodology and calculation of the adjusted and unadjusted pay gap

The following groups have been excluded from the calculation:

- SELT
- Executive Chairperson
- Partial retirees
- Expatriates or displaced employees
- Employees of foundations
- Undeclared and non-binary employees
- The company Plasmavita Healthcare is not yet fully integrated into the systems and policies of Grifols at 100%.

In total, 19.660 employees have been included in the wage gap calculation, distributed by country as follows:

- United States: 13.852
- Spain: 4.103
- Germany: 1.334
- Ireland: 371

According to the Global Reporting Initiative standards, the unadjusted gender pay gap is the difference between the average salary of men and the average salary of women, calculated based on the average salary of men. For the purposes of this report, average salary is understood as the mean of the gross annual fixed salary at 100% employment.

$$\text{Brecha salarial} = \frac{(\text{Remuneración promedio hombres} - \text{Remuneración promedio mujeres})}{\text{Remuneración promedio hombres}}$$

Unlike the unadjusted gender pay gap, adjusted wage gaps allow isolating the effect of wages from existing differences between men and women, considering both their socio-economic characteristics (age, seniority, level of education, etc.) and the positions they hold (working hours, type of occupation, etc.). In this way, adjusted wage gaps serve as a more reliable indicator to measure whether men and women receive "equal pay for equal work".

The existence of an unadjusted gender pay gap does not directly imply gender-based discrimination, as various factors affecting the compensation for a specific position must be considered, such as required experience, tenure in the role, responsibility, supervisory roles, shift work, and hardship, among others.

Therefore, the adjusted wage gap has been estimated using a multiple linear regression model that quantifies, through a single equation, the relationship between predictor or independent variables ($X_{i1}, X_{i2} \dots X_{iM}$) and the dependent or response variable (W_i) This is done to better understand or explain the mechanisms of this relationship.

In this equation, W_i represents the gross annual fixed salary at 100% employment for employee i transformed to its logarithm, while Gender is a dichotomous variable equal to 1 if male and 0 if female.

$$ln(W_i) = \beta_0 + \beta_1 \cdot Sexo_i + \sum_{j=2}^{M} \beta_j \cdot X_{ij} + \mu_i$$

The econometric calculation of the adjusted wage gap has taken into account the following variables: Age, seniority, area, business division, professional category, performance rating, level of education, type of contract, Geodif, Plasma or non-plasma.

The results are presented for each country separately to avoid applying a currency exchange rate that may distort the outcome.

Due to confidentiality and personal data protection reasons, wage gap data is not shown for professional categories where there are fewer than 4 individuals of each gender.

In some cases with small groups, the adjusted wage gap data is not shown as it is not possible to obtain statistically significant results through the econometric model. For these cases, only the unadjusted wage gap data is presented.

277

2023 Integrated and Sustainability Annual Report Block 4: About this report 278 Annex IV. Alliances and associations • AECOC: Spanish Association of Manufacturers and Distributors • AENE: Spanish Association of Manufacturers and Distributors of Enteral Nutrition Products • AmCham: American Chamber of Commerce in Spain, China and Thailand • ASEBIO: Spanish Association of Bio Companies • BIOcom Life Sciences Organization of California: California association of bioscience companies and research institutes • Biotechnology Innovation Organization (BIO): the world’s premier biotech trade association whose membership includes industry firms, academic institutions and U.S. state-level centers and organizations • CAEME: Argentine Association for Pharmaceutical and Biotech Products • CBDL: Brazilian Chamber of In Vitro Diagnostics Companies • EMIG: Ethical Medicines Industry Group • EUCOPE: trade association representing small- to medium-sized pharmaceutical and med-tech firms in Europe • EURORDIS: non-governmental patient-driven alliance representing 949 rare disease patient organizations in 73 countries • Farmafluid: Spanish Association of Fluid Therapy and Parenteral Nutrition Pharmaceutical Laboratories • Farmaindustria: Italian Association of Pharmaceutical Companies • Global Business Alliance: an association of globally focused U.S. firms that promotes foreign investment in the country • JACRI: Japanese Association of Clinical Reagents Industry • LEEM: French industry association representing drug companies operating in France • MedTech Europe: Trade association representing the medical technology industries, manufacturers of in vitro diagnostics and medical devices operating in Europe and diverse national associations • National Health Council (U.S.): platform for diverse organizations to forge consensus and drive patient-centered health policy • North Carolina BIO: trade association for North Carolina’s life science industry whose membership includes companies and research institutions working in the pharmaceutical, medical device, diagnostic, clinical research and agricultural biotechnology sectors • Pathology Technology Australia: Australian association of manufacturers and distributors of in vitro diagnostic reagents and systems. • PPTA: Plasma Protein Therapeutics Association • SIGRE: not-for-profit organization established to ensure proper environmental management of medicines and their packaging in the home • SINDUSFARMA: Brazilian Association of Pharmaceutical Companies • United States-Spain Council: An organization of U.S. and Spanish leaders who work to cultivate stronger ties between both countries

2023 Integrated and Sustainability Annual Report Block 4: About this report 279 Grifols advances social progress by collaborating with an array of public- and private-sector organizations. The following table outlines its most significant financial contributions by industry: Activity Involvement / commitment 2023 contribution PLASMA INDUSTRY Grifols supports various projects related to the plasma industry, including the joint promotion of a global code of conduct, educational campaigns, access to clinical treatments, procurement of plasma as a raw material, and awareness campaigns on rare diseases. 2.136.677 € PHARMACEUTICAL INDUSTRY Defense of policies and practices to promote the discovery of and access to life-enhancing medicines and vaccines for people around the world. Efforts to reinforce regulatory systems to ensure maximum safety throughout the value chain, from production to patient administration while acting ethically and professionally in alignment with Grifols Codes of Conduct. (1) 236.517 € MED-TECH INDUSTRY Efforts to highlight the social value and contribution of medical technologies, facilitating their access to patients, healthcare professionals, operators and healthcare systems. Promotion of value-based innovation to create more sustainable healthcare systems and meet the growing needs and expectations of health and medical-care systems. Adherence to the highest ethical standards for all training initiatives and interactions with healthcare professionals. (2) 103.565 € BIOTECHNOLOGY INDUSTRY Participation in national non-profit associations of several bio-tech firms, aimed at increasing their social awareness and promoting innovation by advocating for public policies that favor the growth of this essential industry. (3) 161.889 € (1) IFPMA - Homepage: (https://www.ifpma.org/ (2) Medtech Europe – Homepage (https://www.medtecheurope.org/) (3) ICBA – Homepage (https://internationalbiotech.org/about/)

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex V.
Environmentally Sustainable Activities. Grifols' activities under European Taxonomy

European Union Taxonomy

One of the cornerstones of the European Union's Sustainable Finance Action Plan (SFAP) consisted of approving the EU Regulation 2020/852[1] (known as the Taxonomy Regulation) in 2020. European Taxonomy comprises a classification system devised by the European Union to evaluate whether an economic activity can be considered environmentally sustainable, thereby guiding the degree of environmental sustainability of an investment. Fundamentally, European Taxonomy aims to establish a common and transparent framework for companies and investors to assess and report the environmental impact of their business activities. Its overarching goal is to channel investments towards sustainable activities and support the shift towards a more sustainable, greener economy.

The Taxonomy addresses different economic activities and industries providing uniform criteria to evaluate their contribution toward six defined environmental objectives:

- Climate change mitigation
- Climate change adaptation
- Sustainable use and protection of water and marine resources
- Transition to a circular economy
- Pollution prevention and control
- Protection and restoration of biodiversity and ecosystems

These environmental objectives defined by the European Union are detailed in the Delegated Regulation (EU) 2021/21398[2] published on June 4, 2021. This regulation includes a comprehensive list of economic activities deemed environmentally sustainable. For each activity, the regulation provides a description and specifies the technical criteria required to determine whether it contributes significantly to any of the six environmental objectives. Additionally, it outlines the criteria to ensure that the activity is carried out in such a way that it does not harm any other environmental objectives. Furthermore, in order to align with the European Taxonomy and be considered as sustainable, organizations must adhere to minimum social safeguards.

The European Taxonomy has established three key indicators based on specific financial ratios derived from data on CapEx investments, OpEx operating expenses and turnover linked to the activity carried out by the company[3].

In this context, Grifols performed a comprehensive analysis of its economic activities along these three dimensions and their intersection with its six environmental objectives in order to determine which actions make a substantial contribution. The results were as follows:

	Turnover	CapEx	OpEx
Eligibility in figures (€)	5.096.622.614,77	132.070.212,93	45.300.275,21
% Eligibility	83,14%	82,42%	24,83%
Alignment in figures (€)	0	12.760,39	0
% Alignment	0%	0,008%	0%

This analysis was conducted in two phases: The first identified whether any of the economic activities associated with the three KPIs correspond to any of the activities outlined in the Taxonomy (eligibility assessment). The second assessed the extent to which these activities align with environmentally sustainable criteria (alignment).

First phase: Eligibility Analysis

This first phase involved assessing Grifols' economic indicators (CapEx, OpEx and turnover) to identify whether the company's activities correspond to the economic activities described in the Taxonomy Regulation on environmental objectives.

Unlike the previous two years, when the Taxonomy analysis was conducted solely in relation to the first two environmental objectives in which Grifols only reported activities linked to its investments or expenses incurred, this year marks a significant change. Grifols' primary activity, and part of the company's income, are included in the list of activities recognized by the Taxonomy. Specifically, this is "1.2. Manufacture of pharmaceuticals," which falls under the environmental objective "Pollution Prevention and Control."

1 Regulation (EU) 2020/852 of the European Parliament and of the Council
2 Commission Delegated Regulation (EU) 2021/2139 of 4 June 2021 supplementing Regulation (EU) 2020/852 of the European Parliament and of the Council and establishing the technical selection criteria to determine the conditions under which an economic activity is deemed to make a substantial contribution to climate change mitigation or adaptation, and to determine whether that economic activity causes significant harm to any of the other environmental objectives (europa.eu)

3 The Taxonomy Regulation sets out specific criteria for using figures related to CapEx, and turnover, which diverge from traditional accounting concepts. Therefore, there may be discrepancies between the figures used to calculate the Taxonomy and those presented in other sections of Grifols' report.

280

2023 Integrated and Sustainability Annual Report Block 4: About this report 281 Additionally, some of the company’s other economic activities have been identified, which while not directly related to its main activity, are related to the investments or expenses incurred, and considered eligible under the Taxonomy. List of Grifols’ eligible activities for 2023 Objective Activity Brief description in accordance to the Regulation Brief description in accordance to Grifols’ activities Pollution prevention and control 1.2 Manufacture of pharmaceuticals Manufacture of pharmaceuticals Grifols main activity, which consists of researching, developing, producing and marketing plasma-derived medicines and other innovative solutions. Biodiversity 1.1 Conservation, including restoration, of habitats, ecosystems and species Initiation, development and realisation on own account or on a fee or contract basis, of conservation activities, including restoration activities, aimed at maintaining or improving the status and trends of terrestrial, freshwater and marine habitats, ecosystems and populations of related fauna and flora species. In the town of Clayton, USA, Grifols has more than 120 hectares of protected forest, located in the vicinity of Grifols' production facilities. This environment includes eight hiking trails and have more than 300 species of plants and animals. The main objective of this project is to protect a large area of forest as a habitat for wildlife. Climate Change Mitigation 7.3 Installation, maintenance and repair of energy-efficient equipment Individual renovation measures to install, maintain or repair energy-efficient equipment. As part of Grifols’ energy saving programme, the Erfurt donation centre has switched from conventional lighting to LED lighting. In addition, as a contribution to the objectives of Grifols’ Sustainability Commitment, the Haema AG donation centre in Germany has installed a green roof covering which mainly provides greater energy savings and thermal insulation. 7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and in parking spaces adjacent to buildings) Installation, maintenance and repair of charging stations for electric vehicles in buildings and in parking spaces adjacent to buildings. Grifols facilitates and promotes more sustainable mobility solutions by providing infrastructure for electric vehicle charging in the car parks of Grifols employees at the Sant Cugat offices. This year, all the electric vehicle chargers located in underground car parks have been relocated to outdoor parking areas. 1.

2023 Integrated and Sustainability Annual Report Block 4: About this report 282 Second phase: Alignment Analysis In line with the requirements set out in the Taxonomy Regulation for the 2023 fiscal year, Grifols’ analysis specifically focused on those activities that contribute to the first two environmental objectives: Climate Change Mitigation and Climate Change Adaptation. This assessment was carried out based on the three essential conditions that an economic activity must satisfy to be classified as environmentally sustainable: • Offer substantial contribution to at least one of the 6 objectives defined by the Taxonomy.(EU Regulation 2020/852 Arts. 10 to 16) • Do no significant harm to the other defined objectives.(EU Regulation 2020/852 Art. 17) • Comply with minimum social safeguards (EU Regulation 2020/852 Art. 18) The results of the alignment analysis determine that Grifols contributes via investments to the objective of Climate Change mitigation. The following activities are considered to be classifiable as environmentally sustainable: • 7.4 Installation, maintenance and repair of electric vehicle charging stations in buildings (and parking spaces adjacent to buildings). In the alignment analysis of Grifols’ economic activities for the 2023 fiscal year, the aforementioned activities are deemed environmentally sustainable based on their substantial contribution to the “climate change mitigation” objective. These activities meet the technical criteria for substantial contribution and adhere to the principle of Do Not Significant Harm (DNSH) to other environmental objectives defined in the European Taxonomy. Additionally, they comply with the minimum social safeguards. The ways in which these activities meet each of the three conditions are detailed below: Technical criteria for substantial contribution to climate change mitigation Grifols is considered to contribute to the Climate Change Mitigation objective in the following economic activities, 7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings, since these activities meet the technical criteria of substantial contribution to the environmental objectives. Do No Significant Harm (DNSH) Parallel to this, in the “Environment” section of this document, it was determined that Grifols’ economic activities adhere to the “Do No Significant Harm” technical criteria. Specifically, for these activities, the only criterion to be analyzed comes under the “Climate Change Adaptation” objective, as the regulation itself states that no significant harm must be caused to any of the other four objectives. 3.3. Minimum Social Safeguards Finally, these activities are considered to be in alignment with environmentally sustainable criteria, since the sections on “Promoting Integrity” and “Human Rights” in this document determine that Grifols complies with the “Minimum Social Safeguards” set out in Article 18 of the Taxonomy Regulation.

2023 Integrated and Sustainability Annual Report Block 4: About this report 283 Calculation of Economic Indicators To illustrate Grifols’ contribution to sustainability, the following shows the percentages representing the proportion of the company’s total turnover, CapEx and OpEx which are attributable to eligible and/or aligned activities. This offers a transparent view of how much of the company’s financial activities contribute to sustainability. Turnover percentage calculation The value of the turnover percentage, as set out in Article 8(2)(a) of EU Regulation 2020/852, was calculated by taking the portion of the net turnover attributable to products or services, including intangible assets. This portion is associated with economic activities that comply with the taxonomy and represent the numerator in the calculation, divided by the net turnover (denominator) as defined in Article 2(5) of Directive 2013/34/ EU. Turnover includes revenue recognized in accordance with International Accounting Standard (IAS) 1, paragraph 82, letter a), adopted by Commission Regulation (EC) No. 1126/2008. In the specific case of Grifols, the numerator in the turnover KPI is calculated as the total turnover (recorded under Group 70 of the General Chart of Accounts) selected based on accounts considered eligible from a taxonomic standpoint. With regard to the numerator of the turnover KPI, Grifols identified “Activity 1.2: Manufacture of pharmaceuticals” as eligible. This corresponds to environmental objective “Pollution Prevention and Control.” Consequently, revenues from the Biopharma functional area have been included in the numerator calculation. The denominator corresponds to Grifols’ total turnover. CapEx percentage calculation The CapEx ratio, as stipulated in Article 8(2)(b) of Regulation (EU) 2020/852, was calculated as the numerator divided by the denominator, the denominator being the additions to tangible and intangible assets during the reporting period before depreciation, amortization and possible revaluations, including those resulting from revaluations and impairments during the relevant period, excluding changes in fair value. The denominator also includes additions to tangible and intangible assets resulting from business combinations. Specifically, the denominator is Grifols’ total CapEx, which includes investments in intangible assets, investments in property, plant and equipment, investments in assets for rights of use and assets transferred without consideration. The numerator consists solely of the aggregation of the CapEx of the activities considered eligible from a taxonomic standpoint. OpEx percentage calculation The OpEx ratio, according to Article 8(2)(b) of Regulation (EU) 2020/852, was calculated by dividing the numerator by the denominator. The OpEx denominator includes non-capitalized direct costs related to research and development, building renovation measures, short-term leases, maintenance and repairs, as well as other direct costs related to the day-to-day maintenance of property, plant and equipment by the company or a third-party subcontractor to ensure the continued efficient operation of these assets. Leasing costs for non-financial companies that apply national GAAP and do not capitalize right-of-use assets are also included in the OpEx. In this case, the OpEx indicator calculation covers: • Direct non-capitalized costs associated with research and development • Short-term leases • Maintenance and repair costs However, other expenses related to the day-to-day maintenance of property, plant and equipment, such as cleaning services or repairs to computer systems, have not been included in the numerator calculation, in compliance with Article 8 of the regulations and the accounting methodology adopted by Grifols to present these expenses. Furthermore, as a precautionary measure, those situations in which an expense account was not sufficiently detailed to be able to determine whether it was a maintenance expense directly linked to any of the taxonomic activities analyzed, or other types of maintenance such as those mentioned above, have not been considered as eligible. Accordingly, the denominator of the indicator includes the total expenditure of these three Grifols items, while the numerator is composed of the same items, but only for the activities that have been recognized as eligible in accordance with the established criteria.

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Results

The following tables set out the data corresponding to turnover, CapEx and OpEx for Grifols' economic activities that comply with the European Taxonomy.

Grifols Results

Turnover

Financial year 2023	Year 2023			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')										
Economic Activities (1)	Code (2)	Turnover (3)	Proportion of Turnover 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2) turnover, 2022 (18)	Category enabling activity (19)	Category transitional activity (20	
Text		EUR	%	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T	
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1. Environmentally sustainable activities (Taxonomy-aligned)																				
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%			
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F		
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T	
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
1.2 Manufacture of medicinal products	PPC 1,2	5,096,622,614.77	83.14%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								*2			
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		5,096,622,614.77	83.14%	0%	0%	0%	83.14%	0%	0%								0%			
"A. Turnover of Taxonomy eligible activities (A.1+A.2)"		5,096,622,614.77	83.14%	0%	0%	0%	83.14%	0%	0%								0%			
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
Turnover of Taxonomynon-eligible activities		1,033,676,332.41	16.86%																	
TOTAL		**6,130,298,947.18**	**100%**																	

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	*3	0%
CE	*3	0%
PPC	*3	83.14%
BIO	*3	0%

284

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

CapEx

Financial year 2023	**Year 2023**			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	CapEx (3)	Proportion o CapEx (4)*	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy-aligned proportion of CapEx, 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7,4	12,760.39	0.008%	S	N/EL	N/EL	N/EL	N/EL	N/EL	S	S	S	S	S	S	S	0%		
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		12,760.39	0.008%	0.008%	0%	0%	0%	0%	0%	S	S	S	S	S	S	S	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
7,3, Instalación. mantenimiento y reparación de equipos de eficiencia energética	CCM 7,3	70,435.54	0.044%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								*2		
1.2Manufacture of medicinal products	PPC 1,2	131,999,777.39	82.37%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								*2		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		132,070,212.93	82.417%	0.044%	0%	0%	82.37%	0%	0%								0%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		132,082,973.32	82.42%	0.052%	0%	0%	82.37%	0%	0%										
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomynon-eligible activities		**28,164,150.29**	**17.58%**																
TOTAL		**160,247,123.61**	**100%**																

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0.008%	0.052%
CCA	0%	0%
WTR	*3	0%
CE	*3	0%
PPC	*3	82.37%
BIO	*3	0%

285

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

OpEx

Financial year 2023	Year 2023			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	OpEx (3)	Proportion of OpEx 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) OpEx, 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
1.1 Conservation, including restoration, of habitats, ecosystems and species	BIO 1,1	123,985.32	0.07%	N/EL	N/EL	N/EL	N/EL	N/EL	EL								*2		
1.2 Manufacture of medicinal products	PPC 1,2	45,176,289.89	24.76%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								*2		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		45,300,275.21	24.83%	0%	0%	0%	24.76%	0%	0.07%								0%		
A. OpEx of Taxonomy eligible activities (A.1+A.2)*1		45,300,275.21	24.83%	0%	0%	0%	24.76%	0%	0.07%										
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomynon-eligible activities		**137,135,261.76**	**75.17%**																
TOTAL		**182,435,536.97**	**100%**																

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of OpEx/Total OpEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	*3	0%
CE	*3	0%
PPC	*3	24.76%
BIO	*3	0.07%

286

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Scope of the European Taxonomy Analysis

In line with the rest of the Annual Integrated and Sustainability Report, the data tables for Grifols Consolidated and the Biotest Group is presented separately to facilitate data comparison. The taxonomy study for Grifols Consolidated is presented in the previous sections. The eligibility and alignment analysis is published by Biotest Group annually along with management approaches and main application policies at www.biotest.com. The main results are presented in section "Biotest Results" in this Appendix.

Biotest results

Turnover

Financial year 2023	Year 2023			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	Volumen de negocios (3)	Proportion of Turnover, year 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	roportion of Taxonomy aligned (A.1.) or eligible (A.2.)turnover, year 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0		
Of wich Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0	F	
Of wich Transitional		0	0	-						-	-	-	-	-	-	-	0		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
1.2Manufacture of medicinal products	PPC 1,2	487,986,519.87	71.28	N/EL	N/EL	N/EL	EL	N/EL	N/EL								-		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		487,986,519.87	71.28	0%	0%	0%	71.28%	0%	0%								0%		
"A. Turnover of Taxonomy eligible activities (A.1+A.2)		487,986,519.87	71.28	0%	0%	0%	71.28%	0%	0%								0%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomynon-eligible activities		196,612,445.82	28.72																
TOTAL		**684,598,965.69**	**100%**																

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	*3	0%
CE	*3	0%
PPC	*3	71,28%
BIO	*3	0%

287

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

CapEx

Financial year 2023	Year 2023			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	CapEx (3)	Proporción del CapEx. año 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.)CapEx, year 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0		
Of wich Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0	F	
Of wich Transitional		0	0	-						-	-	-	-	-	-	-	0		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
1.2Manufacture of medicinal products	PPC 1,2	41,522,832.53	59.81	N/EL	N/EL	N/EL	EL	N/EL	N/EL								-*2		
3.2 Renovation of existing buildings	CE 3,2 CCM 7,2 CCA 7,2	570,854.85	0.82	N/EL	N/EL	N/EL	N/EL	EL	N/EL								-*2		
4.1 Electricity generation using solar photovoltaic technology	CCM 4,1 CCA 4,1	939,000.00	1.35	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.47		
4.25 Producation of heat/cool using waste heat	CCM 4,25 CCA 4,25	369,174.23	0.53	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-*2		
5.4 Reneal of waste water collection and treatment	CCM 5,4 CCA 5,4	189,380.48	0.27	EL	N/EL	N/EL	N/EL	N/EL	N/EL								-*2		
6.5 Transport of motorbikes, passenger cars and light commercial vehicles	CCM 6,5 CCA 6,5	491,574.41	0.71	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1.26%		
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7,4 CCA 7,4	17,458.00	0.03	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.26%		
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7,5 CCA 7,5	91,962.00	0.13	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.24%		
8.1 Data processing, hosting and related activities	CCM 8,1 CCA 8,1	260,570.00	0.38	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.03%		
CapEx of Taxonomyeligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		44,452,806.50	64.03	3.40%	0%	0%	59.81%	0.82%	0%								2.35%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		44,452,806.50	64.03	3.40%	0%	0%	59.81%	0.82%	0%								2.35%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Taxonomy-noneligible activitie		24,975,199.89	35.97																
TOTAL		**69,428,006.39**	**100%**																

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	4,22%
CCA	0%	4,22%
WTR	*3	0%
CE	*3	0,82%
PPC	*3	76,02%
BIO	*3	0%

288

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

OpEx

Financial year 2023	Year 2023			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	OpEx (3)	Proporción del OpEx año 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.)OpEx, year 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0		
Of wich Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0	F	
Of wich Transitional		0	0	-						-	-	-	-	-	-	-	0		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
1.2Manufacture of medicinal products	PPC 1,2	79,821,353.90	89.22	N/EL	N/EL	N/EL	EL	N/EL	N/EL								-*2		
2.4 Remediation of contaminated sites	PPC 2,4	35,206.69	0.04	N/EL	N/EL	N/EL	EL	N/EL	N/EL								-*2		
4.9 Transmission and distribution of electricity	CCM 4,9 CCA 4,9	115,610.00	0.13	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.23%		
4.11 Storage of thermal energy	CCM 4,11 CCA 4,11	30,580.00	0.03	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.12%		
4.30 High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4,30 CCA 4,30	169,943.00	0.19	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.16%		
5.3 Construction, extension and operation of waste water collection and treatment	CCM 5,3 CCA 5,3	100,446.00	0.11	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.24%		
5.4 Renewal of waste water collection and treatment	CCM 5,4 CCA 5,4	74,085.70	0.08	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.41%		
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6,5 CCA 6,5	265,677.93	0.30	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.33%		
6.6 Freight transport services by road	CCM 6,6 CCA 6,6	91,879.72	0.10	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.04%		
7.3 Installation, maintenance and repair of energy efficiency equipment	CCM 7,3	2,523,226.00	2.82	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.03		
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7,5	255,525.00	0.29	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.39%		
8.1 Data processing, hosting and related activities	CCM 8,1 CCA 8,1	471,612.27	0.53	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.01%		
OpEx of Taxonomyeligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)*1		83,955,146	93.84	4.58%	0%	0%	0.00%	89.26%	0%								4.65%		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		83,955,146	93.84	4.58%	0%	0%	0.00%	89.26%	0%								4.65%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Taxonomy-noneligible activitie		5,508,294	6.16																
TOTAL		89,463,439.86	100%																

*1 All activities added in 2023 were not checked for taxonomy conformity
*2 Economic activity is to be reported for the first time for FY 2023 or did not exist in the previous year, so no previous year's figures are reported here.
*3 Not applicable, as alignment is to be reviewed for the first time for the 2024 financial year for the other 4 environmental targets.

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	4,58%
CCA	0%	1,44%
WTR	*3	0%
CE	*3	0%
PPC	*3	89,26%
BIO	*3	0%

289

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex VI.

Law 11/2018 content index. Information requested by the Law 11/2018

The selected GRI Disclosures below refer to those published in 2016, except those that have undergone and in which case the year of publication is indicated

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	**Materiality**	**Page number(s)**	**Reporting criteria: GRI** (last version except indicated)
General information			
A brief description of the business model that includes its business environment, its organization and structure	Material	11, 16-17	GRI 2-6 (2021)
Markets in which it operates	Material	14-15	GRI 2-1 (2021) GRI 2-6 (2021)
Objectives and strategies of the organization	Material	19, 28-29, 92, 134, 212, 218	GRI 2-1 (2021) GRI 2-22 (2021)
Main factors and trends that can affect its future evolution	Material	233-239	GRI 3-3 (2021) GRI 2-22 (2021)
Reporting framework used	Material	269-270	GRI 1 (2021)
Principle of materiality	Material	20-27	GRI 3-1 (2021) GRI 3-2 (2021)
Environmental Issues			
Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group's activities.	Material	93-94, 96, 99-100, 221	GRI 3-3 (2021)
Detailed general information			
Detailed information on the actual and predictable effects of the company's activities on the environment and, when applicable, health and safety.	Material	101-102	GRI 3-3 (2021)
Environmental assessment or certification procedures	Material	95	GRI 3-3 (2021)
Resources dedicated to the prevention of environmental risks	Material	97	GRI 3-3 (2021)
Application of the precautionary principle	Material	93-94, 97	GRI 2-23 (2021)
Amount of provisions and guarantees for environmental risks	Material	97-98, 119	GRI 3-3 (2021)
Contamination			
Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution	Material	104, 120-121	GRI 3-3 (2021) GRI 305-7
Circular Economy and Waste Prevention and Management			
Prevention, recycling, reutilization and other recovery and waste disposal measures.	Material	110, 114-115, 130-132	GRI 306-1 GRI 306-2 GRI 306-4 GRI 306-5
Actions to fight food waste	Not Material	-	-
Sustainable Use of Resources			
Water consumption and supply in accordance with the local limitations	Material	112-113, 124-128	GRI 303-1 a 303-5
Consumption of raw materials and measures taken to improve the efficiency of their use	Material	110-111, 133	GRI 301-1
Direct and indirect energy consumption	Material	105-109, 121-124, 129	GRI 302-1 GRI 302-3
Measures taken to improve energy efficiency	Material	99, 105, 108	GRI 3-3 (2021) GRI 201-2
Use of renewable energy	Material	108, 124	GRI 302-1
Climate Change			
Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	Material	103-104, 119-121	GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
Measures taken to adapt to the consequences of climate change	Material	102, 104	GRI 3-3 (2021) GRI 201-2
Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose	Material	102-104	GRI 3-3 (2021)

290

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	**Materiality**	**Page number(s)**	**Reporting criteria: GRI** (last version except indicated)
Biodiversity Protection			
Measures taken to preserve or restore biodiversity	Material	116-118	GRI 3-3 (2021)
Impacts caused by activities or operations in protected areas	Material	116-118	GRI 3-3 (2021)
Social and Personnel matters			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	134-137, 221	GRI 3-3 (2021)
Employment			
Total number and distribution of employees by country, gender, age and professional category	Material	138-139, 167 - 177	GRI 405-1
Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category	Material	167-177	GRI 2-7 (2021)
Number of dismissals by gender, age and professional classification	Material	178-179	GRI 3-3 (2021) GRI 401-1
Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value	Material	155, 186-188	GRI 3-3 (2021)
Gender gap, the remuneration of equal or average company jobs	Material	156-159, 189-190	GRI 3-3 (2021) GRI 405-2
Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex	Material	31, 188, 219	GRI 3-3 (2021)
Implementation of policies work disconnection	Material	137, 166	GRI 3-3 (2021)
Number of employees with disabilities	Material	143	GRI 3-3 (2021) GRI 405-1
Organization of Work			
Organization of working time	Material	166	GRI 3-3 (2021)
Number of hours of absenteeism	Material	180-181	GRI 3-3 (2021) GRI 403-9
Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents	Material	166	GRI 3-3 (2021) GRI 403-3
Health and Safety			
Health and safety conditions at work	Material	162-165	GRI 3-3 (2021) GRI 403-1 GRI 403.3 GRI 403-4 GRI 403-5 GRI 403-6 GRI 403-7
Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender	Material	165, 185	GRI 403-9 GRI 403-10
Social Relationships			
Organization of social dialogue including procedures for informing and consulting staff and negotiating with them	Material	160	GRI 3-3 (2021)
Mechanisms and procedures that the company has to promote the involvement of workers in the management of the company, in terms of information, consultation and participation	Material	160	GRI 3-3 (2021)
Percentage of employees covered by collective agreement by country	Material	160	GRI 2-30 (2021)
Balance of collective agreements, particularly in the field of health and safety at work	Material	160	GRI 3-3 (2021) GRI 403-4
Training			
Policies implemented in the field of training	Material	136, 150-151	GRI 404-2
Total number of training hours by professional category	Material	152, 181-183	GRI 3-3 (2021) GRI 404-1
Universal accessibility			
Integration and universal accessibility of people with disabilities	Material	143	GRI 3-3 (2021)
Equality			
Measures taken to promote equal treatment and opportunities for women and men	Material	136, 140	GRI 3-3 (2021)
Equality plans, measures taken to promote employment, protocols against sexual and gender harassment	Material	142, 144 - 145	GRI 3-3 (2021)
Policy against all types of discrimination and, when applicable, diversity management	Material	136, 140-142	GRI 3-3 (2021)

291

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	**Materiality**	**Page number(s)**	**Reporting criteria: GRI** (last version except indicated)
Respect for human rights			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	32-35, 38, 41, 221	GRI 3-3 (2021)
Application of due diligence procedures			
Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed	Material	32-35	GRI 2-23 (2021)
Complaints for cases of human rights violation	Material	232	GRI 3-3 (2021) GRI 406-1 (2016)
Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor	Material	32-33, 142	GRI 3-3 (2021)
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	221, 225-227	GRI 3-3 (2021)
Measures taken to prevent corruption and bribery	Material	221, 225-231	GRI 3-3 (2021) GRI 2-23 (2021) GRI 205-1 a 205-3
Measures to fight money laundering	Material	227	GRI 3-3 (2021) GRI 2-23 (2021) GRI 205-1 a 205-3
Contributions to foundations an NGOs	Material	228-229, 278-279	GRI 2-28 (2021) GRI 201-1 GRI 415-1
Information about society			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	194-197, 221	GRI 3-3 (2021)
Commitment of the company to sustainable development			
The impact of the company's activity on employment and local development	Material	197-201	GRI 3-3 (2021) GRI 203-2
The impact of society's activity on local populations and in the territory	Material	194, 196-197, 199	GRI 3-3 (2021)
The relations maintained with the actors of the local communities and the modalities of the dialogue with these	Material	26-27,195-201	GRI 2-29 (2021)
Partnership or sponsorship actions	Material	195-201, 208-211, 279	GRI 3-3 (2021) GRI 201-1
Subcontracting and suppliers			
Inclusion in the purchasing policy of social, gender equality and environmental issues	Material	37-38, 41	GRI 3-3 (2021)
Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility	Material	37-39, 41	GRI 2-6 (2021)
Supervision and audit systems and their results	Material	39, 51	GRI 2-6 (2021)
Consumers			
Measures for the health and safety of consumers	Material	44, 46-50, 222-224	GRI 3-3 (2021) GRI 416-1
Complaint systems, complaints received and resolution thereof	Material	48	GRI 3-3 (2021) GRI 418-1
Tax information			
Profit obtained country by country	Material	267	GRI 3-3 (2021) GRI 207-4
Taxes earned on benefits paid (per country)	Material	216, 267	GRI 3-3 (2021) GRI 201-1 GRI 207-4
Public grants received (per country)	Material	251	GRI 3-3 (2021)
EU Taxonomy	Material	280-289	KPIs developed according to the methodology described in this report

292

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex VII.
GRI Content Index

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
Statement of use	Grifols S.A. has reported in accordance with the GRI Standards for the period January 1st to December 31st of 2023.			
GRI 1: Foundation 2021				
General Disclosures				
	The organization and its reporting practices			
GRI 2: General Disclosures 2021	2 - 1	Organizational details	14-15,266-267	
	2 - 2	Entities included in the organization's sustainability reporting	271-272	
	2 - 3	Reporting period, frequency and contact point	271 Contact: investors@grifols.com / sustainability@grifols.com	
	2 - 4	Restatements of information	All information with a temporal or organitzational scope other than 2022 or 2021 is properly indicated and accompanied by a clarification.	
	2 - 5	External assurance	301-302	
	Activities and workers			
	2 - 6	Activities, value chain, and other business relationships	11-17, 37-39	No information available related to the requirement b-iii
	2 - 7	Employees	167-177 Grifols does not hire employees without assigned hours	
	2 - 8	Workers who are not employees	-	Not applicable
	Governance			
	2 - 9	Governance structure and composition	213-218 IAGC (section C) https://www.grifols.com/en/annual-corporate-governance-report"	
	2 - 10	Nomination and selection of the highest governance body	IAGC (section C) https://www.grifols.com/en/annual-corporate-governance-report Policy on Director Diversity in the composition of the Board of Directors Grifols S.A. https://www.grifols.com/documents/3625622/3684243/Grifols+-+Politica+de+diversidad++-+Dic.+2020+-+ES.PDF/e054c860-a308-46eb-af53-5ca7b187e0dd?t=1608130227711	
	2 - 11	Chair of the highest governance body	214-217	
	2 - 12	Role of the highest governance body in overseeing the management of impacts	30	
	2 - 13	Delegation of responsibility for managing impacts	30	
	2 - 14	Role of the highest governance body in sustainability reporting	30	
	2 - 15	Conflicts of interest	IAGC (section C) https://www.grifols.com/en/annual-corporate-governance-report	
	2 - 16	Communication of critical concerns	214	
	2 - 17	Collective knowledge of the highest governance body	153	
	2 - 18	Evaluation of the performance of the highest governance body	IAGC (section C) https://www.grifols.com/en/annual-corporate-governance-report"	
	2 - 19	Remuneration policies	31, 219-220 Remuneration Policy for Directors of Grifols, S.A. https://www.grifols.com/documents/3625622/5421064/Directors-Remuneration-Policy-proposal-ES.pdf/6c8473e3-947d-0d5f-1d6b-e3bb992fa8ff?t=1686904260735	

293

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 2: General Disclosures 2021	2 - 20	Process to determine remuneration	20 Remuneration Policy for Directors of Grifols, S.A. https://www.grifols.com/documents/3625622/4076106/20220610-Directors-Remuneration-Policy-proposal-EN.pdf/6d5fdb79-3f9d-d73a-39f9-753c1a4981e3?t=1654852418449	
	2 - 21	Annual total compensation ratio	-	Not reported due to confidentiality constraints
	Strategy, policies and practices			
	2 -22	Statement on sustainable development strategy	6, 19	
	2 - 23	Policy commitments	19, 28-29, 38, 92-94, 134, 136, 212, 218, 221	
	2 - 24	Embedding policy commitments	19, 28-29, 38, 92-94, 134, 136, 212, 218, 221	
	2 - 25	Processes to remediate negative impacts	46, 226-227, 232	
	2 - 26	Mechanisms for seeking advice and raising concerns	27, 232 "During the course 2023, Biotest has not received any formal complaints through its designated channel. However, the company have received receive 9 communications through internal reports to higher positions or the Human Resources team. Among these communications, 2 correspond to matters concerning compliance with standards, norms, processes, or laws, as well as inappropiate behavior. No formal reports or complaints have been made regarding sexual harassment, discrimination, conflict of interest, health and safety or corruption"	
	2 - 27	Compliance with laws and regulations	49-50, 97, 222, 225-226, 232	
	2 - 28	Membership associations	228-229, 278-279	
	Stakeholder engagement			
	2 - 29	Approach to stakegolder engagement	26-27	
	2 - 30	Collective bargaining agreements	160	
Material Topics				
GRI 3: Material Topics 2021	3 - 1	Process to determine material topics	20-25	
	3 - 2	List of material topics	21, 24-25	
Circular economy and resource management				
GRI 3: Material Topics 2021	3 - 3	Management of material topics	93-94, 99-100, 221	No information available related to the requirements a, b, d, e, f
GRI 301: Materials 2016	301-1	Materials used by weight or volume	133	Given the nature of the materials used by Grifols, the breakdown by renewable and non-renewable is not applicable.
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	93, 100, 112-113	No information available related to the requirement c.
	303-2	Management of water discharge-related impacts	113	
	303-3	Water withdrawl	112-113, 124-128	No information available related to the requirement c.
	303-4	Water discharge	112-113, 124-128	No information available related to the requirements b, c.
	303-5	Water consumption	112-113, 124-128	
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	110, 114-115	
	306-2	Management of significant waste-related impacts	110, 114-115 Management platforms, tracking sheets, internal spreadsheets and reports from waste managers are used to collect and track data associated with waste quantities. This data is fed into the SAP Sustainability Performance Management platform.	Information regarding significant waste-related impacts is not available for publication in this report. Specific measures are being taken in the collection of information and the data processing process to be able to provide this detail in the next five years.
	306-4	Waste diverted from disposal	114, 130-131	No information available related to the requirement d.
	306-5	Waste directed to disposal	114, 130-131	No information available related to the requirement d.

294

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

GRI Standards		GRI Disclosure	Page number, URL and/or direct response	Omission
Climate change				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	93-94, 99, 101-104, 221	No information available related to the requirements a, b, d, e, f
GRI 201: Economic Performance 2016	201-2	Financial implications and other risks and opportunities due to climate change	101-102, 119	
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	103-104, 119-121	
	305-2	Energy indirect (Scope 2) GHG emissions	103-104, 119-121	
	305-3	Other indirect (Scope 3) GHG emissions	103-104, 119-121	
	305-4	GHG emissions intensity	121	
	305-6	Emissions of ozone-depleting substances (ODS)	104	No information available related to the requirements a, c
	305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	103-104,120-121	No information available related to the requirements a-iii, iv, v, vi
Energy Efficiency				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	93-94, 99, 105-109, 221	No information available related to the requirements a, b, d, e, f
GRI 302: Energy 2016	302-1	Energy consumption within the organization	105-109, 121-124	
	302-3	Energy intensity	122-124 All ratios are reported using energy consumption within the organization	
	302-4	Reduction of energy consumption	105-109	
Human rights				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	32-35, 38, 41, 221	No information available related to the requirements a, b, d, e, f
Ethical code and good business practices				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	221	No information available related to the requirements a, b, d, e, f
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	225, 227, 235-236	No information available related to the requirement a, regarding to the percentage of operations assessed for risks related to corruption.
	205-2	Communication and training about anti-corruption policies and procedures	"Total number of governance body members that the organization's anti-corruption policies and procedures have been communicated to: 3 (USA) and 26 (Europe) for Grifols and 6 (Europe) for Biotest. Total: 35. Total number of governance body members that have received training on anti-corruption: Grifols: 3 (USA) and 26 (Europe) and Biotest: 6 (Europe). Total: 35. Grifols' employees most likely to witness cases of corruption have been informed of anti-corruption policies and procedures in 2023: For Biotest it's 89 employees (Europe) and 1,029 for Grifols (global). Total: 1,118. The breakdown for Grifols regarding region and employee category is as follows: Administratives/Manufacturing: 13 in Europe, 10 in USA and 9 in the rest of the world. Directors: 31 in Europe, 67 in USA and 10 in the rest of the world. Executives: 9 in Europe, 7 in USA and 1 in the rest of the world. Management: 107 in Europe, 43 in USA and 29 in the rest of the world. Professional: 142 in Europe, 15 in USA and 34 in the rest of the world. Senior management: 80 in Europe, 57 in USA and 19 in the rest of the world. Senior Professional: 87 in Europe, 226 in USA and 33 in the rest of the world. Grifols' employees most likely to witness cases of corruption have undergone specific training on anticorruption in 2023: For Biotest it's 85 employees (Europe) and 990 in Grifols (global). Total: 1,075. The breakdown for Grifols regarding region and employee category is as follows: Administratives/Manufacturing: 10 in Europe, 9 in USA and 8 in the rest of the world. Directors: 31 in Europe, 61 in USA and 10 in the rest of the world. Executives: 9 in Europe, 7 en in USA and 1 in the rest of the world. Management: 104 in Europe, 40 in USA and 29 in the rest of the world. Professional: 136 in Europe, 15 in USA and 34 in the rest of the world. Senior management: 80 in Europe, 54 in USA and 19 in the rest of the world. Senior Professional: 85 in Europe, 216 in USA and 32 in the rest of the world."	No information available related to the requirements c

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 205: Anti-corruption 2016	205-3	Confirmed incidents of corruption and actions taken	226-227, 232	
GRI 207: Tax 2019	207-1	Approach to tax	261-264	
	207-2	Tax governance, control, and risk management	262-264	
	207-3	Stakeholder engagement and management of concerns related to tax	262-264	
	207-4	Country-by-country reporting	172, 267	No information available related to the requirements b-i, b-ii, b-iv, b-v, b-vii, b-ix, b-x. Breakdown of country-by-country information is not available for publication in this report.
GRI 415 Public Policy (2016)	415 -1	Political contributions	230	
GRI 417 Marketing and Labeling	417-3	Incidents of non-compliance concerning marketing communications	50	
Health contribution (patients and society)				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	63-71, 221	No information available related to the requirements a, b, d, e, f
Employee commitment				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	134-137, 221	No information available related to the requirements a, b, d, e, f
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	New hires by region: United States: 5,168 employees, rate 37.13% Europe: 970 employees, rate 14.52% Rest of the world: 108 employees, rate 19.85% New hires by age group: <30: 3,521 employees, rate 61.75% 30-50: 2,318 employees, rate 21.21% >50: 407 employees, rate 9.02% Total number of departures and staff turnover rate by region: United States: 7,800 employees, rate 56.04% Europe: 997 employees, rate 14.92% Rest of the world: 97 employees, rate 17.83% Total number of departures and staff turnover rate by age group: <30: 3,946 employees, rate 69.2% 30-50: 3,800 employees, rate 34.76% >50: 1,148 employees, rate 25.45%	
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	All employees of the main locations with the exception of the US receive the same benefits and labor benefits according to their category regardless of the type of contract (full or part time). In the US, all full-time workers who work an average of 30 hours or more a week, as well as their partner and children, have various insurance policies (Life insurance, group accident insurance, short-term work disability insurance). term and long-term and work-related travel accident insurance). They also participate in the Employee Assistance Program, a health and wellness program (LiveWell Wellness Incentive Program and Gympass), 401k Match, reimbursement for training, vacation pay (PTO Pay, Holiday Pay) and have adoption assistance. Part-time workers receive 401k, work-related travel accident insurance, participate in the Employee Assistance Program and the LiveWell Wellness Incentive Program and Gympass.	
	401-3	Parental leave	184	
GRI 402: Labor/management relations	402-1	Minimum notice periods regarding operational changes	Significant operational changes in the organization that may substantially affect employees are notified with the minimum notice established in compliance with applicable legislation and collective bargaining agreements.	
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	215-216, 172-177	
	405-2	Ratio of basic salary and remuneration of women to men	189-190	
GRI 406: Non-discrimination 2016	406-1	Incidents of discrimination and corrective actions taken	142	

296

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	162-163, 165	
	403-3	Occupational health services	162-163, 165	
	403-4	Worker participation, consultation, and communication on occupational health and safety	160	
	403-5	Worker training on occupational health and safety	162-163	
	403-6	Promotion of worker health	162-164	
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	162-163	
	403-9	Work-related injuries	165, 185	No information available related to the requirements b-i, b-ii, b-iv, b-v.
	403-10	Occupational diseases	165, 185	No information available related to the requirements b.
Data protection and cybersecurity				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	221-224	No information available related to the requirements a, b, d, e, f
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	222	
Innovation and knowledge generation				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	73, 75-77, 80-81, 83, 86, 89, 150-151, 221	No information available related to the requirements a, b, d, e, f
GRI 404: Training and education 2016	404-1	Average hours of training per year per employee	Average hours of training per employee by gender: Women 347.54 hours and Men 210.04 hours. By professional category: Executives: 16.2h Directors: 33.73h Senior Management: 42.41h Management: 53.15h Senior Professional: 58.83h Professional: 133.17h Administrative/Manufacturing operators: 401.47h Average hours of training per employee calculated from the cumulative average workforce for the year (FTE average)	
	404-2	Programs for upgrading employee skills and transition assistance programs	148-149,153	
	404-3	Percentage of employees receiving regular performance and career development reviews	184	
Contribution to society				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	194-197,221	No information available related to the requirements a, b, d, e, f
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported	195-201	
Product safety and quality				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	46-50, 221	No information available related to the requirements a, b, d, e, f
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	46-51	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	47-50	
Plasma and donors				
GRI 3: Material Topics 2021	**3 - 3**	Management of material topics	53, 55, 60, 221 Coverage: Within and outside of the organization. The organization contributes directly to the impact.	No information available related to the requirements a, b, d, e, f

297

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex VIII.
SASB Content Index

Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	**Accounting metric**	**Disclosure and/or references**
Safety of Clinical Trial Participants		
HC-BP-210a.1	Discussion, by world region, of management process for ensuring quality and patient safety during clinical trials	76-77, 224 For more information please visit: https://www.clinicaltrialsregister.eu/ctr-search/search/ https://www.clinicaltrials.gov/ https://eudract.ema.europa.eu/
HC-BP-210a.2	Number of FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in: (1) Voluntary Action Indicated (VAI) and (2) Official Action Indicated (OAI)	Grifols has not received any FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in VAI or OAI. Portfolio available at www.grifols.com
HC-BP-210a.3	Total amount of monetary losses as a result of legal proceedings associated with clinical trials in developing countries	There has not been any monetary loss as a result of legal proceedings associated with clinical trials in developing countries
Access to Medicines		
HC-BP-240a.1	Description of actions and initiatives to promote access to health care products for priority diseases and in priority countries as defined by the Access to Medicine Index	65-67
HC-BP-240a.2	List of products on the WHO List of Prequalified Medicinal Products as part of its Prequalification of Medicines Programme (PQP)	Grifols has no products on the WHO List of Prequalified Medicinal Products.
Affordability & Pricing		
HC-BP-240b.1	Number of settlements of Abbreviated New Drug Application (ANDA) litigation that involved payments and/or provisions to delay bringing an authorized generic product to market for a defined time period	Grifols does not market generic products.
HC-BP-240b.2	Percentage change in: (1) average list price and (2) average net price across U.S. product portfolio compared to previous year	This information is not reported regarding confidentiality issues
HC-BP-240b.3	Percentage change in: (1) list price and (2) net price of product with largest increase compared to previous year	This information is not reported regarding confidentiality issues
Drug Safety		
HC-BP-250a.1	List of products listed in the Food and Drug Administration's (FDA) MedWatch Safety Alerts for Human Medical Products database	Information available on the FDA Safety Information and Adverse Event Reporting Program website: https://www.fda. gov/safety/medwatch-fda-safety-information-and-adverse-event-reporting-program
HC-BP-250a.2	Number of fatalities associated with products as reported in the FDA Adverse Event Reporting System	Information available on the FDA Adverse Event Reporting System (FAERS) Public Dashboard: https://www.fda.gov/drugs/questions-and-answers-fdas-adverse-event-reporting-system-faers/fda-adverse-event- reporting-system-faers-public-dashboard
HC-BP-250a.3	Number of recalls issued, total units recalled	47
HC-BP-250a.4	Total amount of product accepted for takeback, reuse, or disposal	We do not accept the return of products for reuse. We collect the products for disposal in accordance with the legal requirements of each country
HC-BP-250a.5	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type	Grifols has not received any FDA enforcement action associated with warning letters, seizures, recalls or consent decrees in 2021.
Counterfeit Drugs		
HC-BP-260a.1	Description of methods and technologies used to maintain traceability of products throughout the supply chain and prevent counterfeiting	49
HC-BP-260a.2	Discussion of process for alerting customers and business partners of potential or known risks associated with counterfeit products	49
HC-BP-260a.3	Number of actions that led to raids, seizure, arrests, and/or filing of criminal charges related to counterfeit products	49

298

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	**Accounting metric**	**Disclosure and/or references**
Ethical Marketing		
HC-BP-270a.1	Total amount of monetary losses as a result of legal proceedings associated with false marketing claims	50
HC-BP-270a.2	Description of code of ethics governing promotion of off-label use of products	50
Employee Recruitment, Development & Retention		
HC-BP-330a.1	Discussion of talent recruitment and retention efforts for scientists and research and development personnel	148-149
HC-BP-330a.2	(1) Voluntary and (2) involuntary turnover rate for: (a) executives/senior managers, (b) midlevel managers, (c) professionals, and (d) all others	178
Supply Chain Management		
HC-BP-430a.1	Percentage of (1) entity's facilities and (2) Tier I suppliers' facilities participating in the Rx-360 International Pharmaceutical Supply Chain Consortium audit program or equivalent third party audit programs for integrity of supply chain and ingredients	Grifols does not have facilities that participate in the Rx-360 International Pharmaceutical Supply Chain Con sortium audit program or equivalent programs. However, our facilities are frequently audited by the respective Health authorities of the countries in which we distribute our products. Our suppliers are audited by our own teams of auditors that ensure compliance with all the requirements requested by the health authorities.
Business Ethics		
HC-BP-510a.1	Total amount of monetary losses as a result of legal proceedings associated with corruption and bribery	226
HC-BP-510a.2	Description of code of ethics governing interactions with health care professionals	228-229
Activity metrics		
HC-BP-000.A	Number of patients treated	53, 64
HC-BP-000.B	Number of drugs (1) in portfolio and (2) in research and development (Phases 1-3)	12-13, 78, 80, 82, 84 portfolio available at www.grifols.com

299

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex IX.

Index of the SDGs and principles of the United Nations Global Compact to which Grifols contributes

This index collects the main SDGs and principles of the United Nations Global Compact to which Grifols contributes with its activity. The main areas of Grifols' contributions include references to indicate where additional information can be found in the 2023 Integrated Annual Report.

	SDG	Targets	Block within the Integrated Annual Report	Chapter within the Integrated Annual Report	Section within the Integrated Annual Report	Detailed information on the contribution	Related United Nations Global Compact Principles
Priority objectives	**SDG 3 Good health and well-being**	3.3. End the epidemics of AIDS, tuberculosis, malaria, and neglected tropical diseases and combat hepatitis, water-borne diseases, and other communicable diseases. 3.4. Reduce pre-mature mortality from non-communicable diseases (NCDs) by one-third through prevention and treatment and promote mental health and wellbeing.	1. Understanding Grifols				
				Sustainability and Human rights, p. 18-35			- Principle 1. We support and respect the protection of internationally proclaimed human rights in our areas of influence. - Principle 2. We do everything possible to ensure our operations are not complicit in human rights abuses.
				Grifols' value chain, p. 36-51			- Principle 2. We do everything possible to ensure our operations are not complicit in human rights abuses.
				Donors and patients, p. 52-71			
				Innovation at Grifols	Treatment innovations	- Maximizing Biotest's full potential, p. 79 - We promote wide-ranging in-house initiatives, p. 80 - Milestones and advances in plasma therapies, p. 81 - Other initiatives in neurodegenerative diseases, p. 82 - GigaGen, non-plasma innovations, p. 83	
					Innovation in Diagnostics	- Milestones and product launches, p. 84-85	
			2. ESG	Social: Community investment and social outreach	Initiatives through foundations and NGOs	- Probitas Foundation: improving the health of the most vulnerable populations, p. 203-205	
	SDG 8 Decent work and economic growth	8.5. Provide decent work for all women and men, including young people and persons with disabilities through full and productive employment with equal pay.	2. ESG	Social: Grifols' greatest asset	We grow alongside our team	- We grow alongside our team, p. 138 - Diversity and inclusion, p. 140 - Anti-discrimination principles and actions, p. 142 - Integrating people with disabilities, p. 143 - Equal opportunity plans, p. 144 - A holistic understanding of equality, p. 144 - Women in Grifols, p. 145	- Principle 3. We uphold the freedom of association and the effective recognition of the right to collective bargaining. - Principle 4. We support the elimination of all forms of - forced and compulsory labor. - Principle 5. We support the effective abolition of all forms of child labor. - Principle 6. We support the elimination of discrimination - in respect of employment and occupation.
					Fair compensation practices	- Remuneration system, p. 155 - Moving towards pay equity, p. 156-157 - Grifols continues to make progress towards parity, p. 158-159	- Principle 6. We support the elimination of discrimination in respect of employment and occupation.
			3. Sustainable growth	Grifols' value creation, p. 257-260			
		8.8. Protect labor rights and promote safe and secure working environments for all workers.	2. ESG	Social: Grifols' greatest asset	Occupational health and well-being	- Mental Health Policy, leading by example, p. 162 - Integrated health and safety management, p. 163 - Promoting our employees' health and well-being, p. 164 - Performance in occupational health and safety, p. 165 - Absenteeism, p.165 - Work-life balance, p. 166	- Principle 3. We uphold the freedom of association and the effective recognition of the right to collective bargaining. - Principle 4. We support the elimination of all forms of forced and compulsory labor.
	SDG 9 Industry, innovation and infrastructure	9.4. Upgrade infrastructure and retrofit industries to make them sustainable and with increased resources use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes.	1. Understanding Grifols	Donors and patients	Access to treatment and diagnosis	Program to promote countries' self-sufficiency in plasma and plasma-derived medicines: leading the change, p. 65-67	
				Innovation at Grifols	A robust innovation system, p. 73		
					New leadership, p. 74		
					Digital innovation, p. 86-87		
		9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, including encouraging innovation and substantially increasing the number of research and development workers and public and private research and development spending.	1. Understanding Grifols	Innovation at Grifols	Resources allocated to R&D+i, p. 75		
					Ethics science and innovation	- Our commitments, p. 77	
					Research collaborations and support	- Sponsorship of ISR Program, p. 89 - Grifols Chair for the study of Chirrosis and Albumin, p. 89 - Grifols Scientific Awards and research grants, p. 89 - Scientific journal specialized in plasma, p. 89	

300

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

	SDG	Targets	Block within the Integrated Annual Report	Chapter within the Integrated Annual Report	Section within the Integrated Annual Report	Detailed information on the contribution	Related United Nations Global Compact Principles
Priority objectives	**SDG 12 Responsible consumption and production**	12.2. Achieve sustainable management and efficient use of natural resources.	2. ESG	Environmental	Environmental management at Grifols	- A cross-cutting and comprehensive approach, p. 93	
					A continually evolving internal regulatory system	- Environmental certifications, p. 94-95	- Principle 7. We support a precautionary approach to environmental challenges. - Principle 8. We undertake initiatives to promote greater environmental responsibility. - Principle 9. We encourage the development and diffusion of environmentally friendly technologies.
					Environmental governance and climate change action, p. 96		
					A global organization to manage environmental risks, p. 97		
					Resources allocated to environmental management and climate change, p. 98		
					2023-2026 Environmental Program, p. 99-100		
					Energy sources: responsible consumption	- Natural gas, p.106 - Electricity, p. 107 - Renewable energies, p. 108	
					Circular economy	- Consumption of raw materials, p. 111	
					Water cycle, p. 112-113		
		12.5. Substantially reduce waste generation through prevention, reduction, recycling, and reuse.	2. ESG	Environmental	Circular economy, p. 110-111		
					Waste, p. 114-115		
	SDG 13 Climate action	13.1. Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.	1. Understanding Grifols	Sustainability and Human rights	Sustainability as a roadmap	- Materiality, p. 20-25	- Principle 7. We support a precautionary approach to environmental challenges. - Principle 8. We undertake initiatives to promote greater environmental responsibility. - Principle 9. We encourage the development and diffusion of environmentally friendly technologies.
					Objectives with a clear timeline: Grifols 2030 Agenda, p. 28-29		
			2. ESG	Environmental	Climate action	- The impact of climate change on Grifols, p. 101-102 - Emissions, p. 103-104	
Relevant objectives	**SDG 4 Quality education**	4.3. Ensure equal access for all women and men to affordable and quality technical, vocational, and tertiary education.	2. ESG	Social: Grifols' greatest asset	Talent development	- Talent development, p.146 - Grifols Performance System, p. 147 - People development programs, p. 148 - Attracting new talent, p. 149 - Student internships, p. 149	- Principle 3. We uphold the freedom of association and - the effective recognition of the right to collective bargaining. - Principle 4. We support the elimination of all forms of - forced and compulsory labor. - Principle 5. We support the effective abolition of all forms of - child labor. - Principle 6. We support the elimination of discrimination - in respect of employment and occupation.
					Driving continuous development	- Our culture of learning in 2023, p. 150 - Employee development innovations, p. 151 - Overview of Grifols employee development, p. 152	
		4.5. Eliminate gender disparities in education by ensuring equal access to all levels of educational and vocational training for the vulnerable, including persons with disabilities, indigenous peoples, and children in vulnerable situations.	2. ESG	Social: Community investment and social outreach	Social action	- Health and well-being, p. 198 - Education, p. 200	
					Initiatives through foundations and NGOs	- Probitas Foundation: improving the health of the most vulnerable populations, p. 203-205 - Victor Grifols Lucas Foundation: bioethics as a principle, p. 206-208 - José Antonio Grifols Lucas Foundation: supporting donor communities, p. 209-211	
	SDG 5 Gender equality	5.1. End all forms of discrimination against women and girls everywhere. 5.5. Ensure equal opportunities for leadership and full and effective participation for women at all levels of decision-making in political, economic, and public life.	2. ESG	Social: Grifols' greatest asset	We grow alongside our team	- Diversity and inclusion, p. 140-141 - Anti-discrimination principles and actions, p. 142 - Equal opportunity plans, p. 144 - A holistic understanding of equality, p. 144 - Women in Grifols, p. 145	- Principle 3. We uphold the freedom of association and - the effective recognition of the right to collective bargaining. - Principle 4. We support the elimination of all forms of - forced and compulsory labor. - Principle 5. We support the effective abolition of all forms of - child labor. - Principle 6. We support the elimination of discrimination in respect of employment and occupation.
					Fair compensation practices	- Remuneration system, p. 155 - Moving towards pay equity, p. 156-157 - Grifols continues to make progress towards parity, p. 158-159	- Principle 6. We support the elimination of discrimination in respect of employment and occupation.
				Social: Community investment and social outreach	Social action	- Sponsorships: Supporting women in sport, p. 202	
	SDG 10 Reduced inequalities	10.2. Empower and promote the social, economic and political inclusion of all irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.	1. Understanding Grifols	Donors and patients	Serving as a bridge between donors and patients, p. 53		
					Donation centers in committed communities, p. 62		
					Access to treatment and diagnosis, p. 65-68		
					Patient associations, p. 69-71		
			2. ESG	Social: Helping create more sustainable health systems	The value of our collaboration, p. 191		
					Optimizing health costs, p. 192		
					Collaborations with blood banks, p. 193		
				Social: Community investment and social outreach	Principles, our stakeholder groups and scope, p. 194		
					Total contributions in 2023, p. 195		
					Social action, p. 196-201		
					Initiatives through foundations and NGOs	- Probitas Foundation: improving the health of the most vulnerable populations, p. 203-205 - Victor Grifols Lucas Foundation: bioethics as a principle, p. 206-208 - José Antonio Grifols Lucas Foundation: supporting donor communities, p. 209-211	

301

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

SDG		Targets	Block within the Integrated Annual Report	Chapter within the Integrated Annual Report	Section within the Integrated Annual Report	Detailed information on the contribution	Related United Nations Global Compact Principles
Relevant objectives	**SDG 16 Peace, justice and strong institutions**	16.5 Substantially reduce corruption and bribery in all its forms.	2. ESG	Governance	We promote integrity	- Integrated anti-corruption model, p. 226-227	- Principle 10. We work against corruption in all its forms, including extorsion and bribery.
					Grifols Ethics Line, p. 232		
		16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.	1. Understanding Grifols	Sustainability and Human rights	Human rights: an essential pillar, p. 32-35		
			2. ESG	Governance	We are transparent, p. 228-231		- Principle 10. We work against corruption in all its forms, including extorsion and bribery.
Cross-cutting objectives	**SDG 17 Partnerships for the goals**	17.6 Enhance North-South, South-South and triangular regional and international cooperation on and access to science, technology and innovation, and enhance knowledge sharing on mutually agreed terms, including through improved coordination among existing mechanisms, particularly at UN level, and through a global technology facilitation mechanism when agreed.	1. Understanding Grifols	Donors and patients	Access to treatment and diagnosis	Program to promote countries' self-sufficiency in plasma and plasma-derived medicines: leading the change, p. 65-67	
			2. ESG	Social: Helping create more sustainable health systems	The value of our collaboration, p. 191		
					Optimizing health costs, p. 192		
					Collaborations with blood banks, p. 193		
				Social: Community investment and social outreach	Initiatives through foundations and NGOs	- Probitas Foundation: improving the health of the most vulnerable populations, p. 203-205 - Victor Grifols Lucas Foundation: bioethics as a principle, p. 206-208 - José Antonio Grifols Lucas Foundation: supporting donor communities, p. 209-211	
		17.16 Enhance the global partnership for sustainable development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries.	1. Understanding Grifols	Innovation at Grifols	Treatment innovations	- Maximizing Biotest's full potential, p. 79 - We promote wide-ranging in-house initiatives, p. 80 - Milestones and advances in plasma therapies, p. 81 - Other initiatives in neurodegenerative diseases, p. 82 - GigaGen, non-plasma innovations, p. 83	
					Digital innovation, p. 86-87		
					Research collaborations and support	- Sponsorship of ISR Program, p. 89 - Grifols Chair for the study of Chirrosis and Albumin, p. 89 - Grifols Scientific Awards and research grants, p. 89 - Scientific journal specialized in plasma, p. 89	
			2. ESG	Social: Grifols' greatest asset	Driving continuous development	- Overview of Grifols employee development 2023, p. 152 - Training programs, p. 153 - Grifols Academy: differential learning opportunities, p. 154	
		17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.	2. ESG	Environmental	Waste	- Medicine waste management, p. 115	
					Biodiversity, p. 116-118		
				Social: Helping create more sustainable health systems	The value of our collaboration, p. 191		
					Optimizing health costs, p. 192		
					Collaborations with blood banks, p. 193		
				Social: Community investment and social outreach	Social action	- Environmental, p. 201	

302

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

Annex X
NON-GAAP measures reconciliation

FY 2023 - NET REVENUE RECONCILIATION CONSTANT CURRENCY

In thousands of euros	2023	2022	% Var
Reported Net Revenues	6,591,977	6,063,967	8.7%
Variation due to Exchange Rate Effects	133,610		
Net Revenues at Constant Currency	6,725,587	6,063,967	10.9%

In thousands of euros	2023	2022	% Var
Reported Biopharma Net Revenues	5,558,301	5,005,382	11.0%
Variation due to Exchange Rate Effects	112,083		
Reported Biopharma Net Revenues at Constant Currency	5,670,384	5,005,382	13.3%

In thousands of euros	2023	2022	% Var
Reported Diagnostic Net Revenues	670,269	671,292	(0.2%)
Variation due to Exchange Rate Effects	16,517		
Reported Diagnostic Net Revenues at Constant Currency	686,786	671,292	2.3%

In thousands of euros	2023	2022	% Var
Reported Bio Supplies Net Revenues	159,957	146,076	9.5%
Variation due to Exchange Rate Effects	2,655		
Reported Bio Supplies Net Revenues at Constant Currency	162,612	146,076	11.3%

In thousands of euros	2023	2022	% Var
Reported Others & Intersegments Net Revenues	203,450	241,217	(15.7%)
Variation due to Exchange Rate Effects	2,354		
Reported Other & Intersegments Net Revenues at Constant Currency	205,804	241,217	(14.7%)

In thousands of euros	2023	2022	% Var
Reported U.S. + Canada Net Revenues	3,898,961	3,855,607	1.1%
Variation due to Exchange Rate Effects	88,993		
Reported U.S. + Canada Net Revenues at Constant Currency	3,987,954	3,855,607	3.4%

In thousands of euros	2023	2022	% Var
Reported EU Net Revenues	1,255,927	1,032,211	21.7%
Variation due to Exchange Rate Effects	749		
Reported EU Net Revenues at Constant Currency	1,256,676	1,032,211	21.7%

In thousands of euros	2023	2022	% Var
Reported ROW Net Revenues	1,437,089	1,176,149	22.2%
Variation due to Exchange Rate Effects	43,868		
Reported ROW Net Revenues at Constant Currency	1,480,957	1,176,149	25.9%

FY 2023 - NET REVENUE RECONCILIATION CONSTANT CURRENCY EXCLUDING BIOTEST

In thousands of euros	2023	2022	% Var
Reported Net Revenues	6,088,891	5,702,728	6.8%
Variation due to Exchange Rate Effects	133,233		
Net Revenues at Constant Currency	6,222,124	5,702,728	9.1%

In thousands of euros	2023	2022	% Var
Reported Biopharma Revenues	5,055,215	4,644,143	8.9%
Variation due to Exchange Rate Effects	111,706		
Reported Biopharma Net Revenues at Constant Currency	5,166,921	4,644,143	11.3%

303

GRIFOLS

2023 Integrated and Sustainability Annual Report
Block 4: About this report

In thousands of euros	2023	2022	% Var
Reported U.S. + Canada Net Revenues	3,897,511	3,853,488	1.1%
Variation due to Exchange Rate Effects	88,993		
Reported U.S. + Canada Net Revenues at Constant Currency	3,986,504	3,853,488	3.5%

In thousands of euros	2023	2022	% Var
Reported EU Net Revenues	990,925	851,795	16.3%
Variation due to Exchange Rate Effects	969		
Reported EU Net Revenues at Constant Currency	991,894	851,795	16.4%

In thousands of euros	2023	2022	% Var
Reported ROW Net Revenues	1,200,455	997,445	20.4%
Variation due to Exchange Rate Effects	43,271		
Reported ROW Net Revenues at Constant Currency	1,243,726	997,445	24.7%

FY 2023 - OTHER RECONCILIATIONS INCLUDING BIOTEST

In thousands of euros	2023	2022	% Var
Net Financial Debt	9,416,312	9,191,000	2.5%
EBITDA Adjusted 12M	1,484,650	1,287,000	
Net Leverage Ratio[1]	6,3x	7,1x	(11.1%)

(1) Excludes the impact of IFRS 16

In thousands of euros	2023	2022	% Var
EBIT	799,398	805,680	(0.8%)
D&A	451,759	415,339	
EBITDA Reported	1,251,157	1,221,019	2.5%

In thousands of euros	2023	2022	% Var
EBIT	799,398	805,680	(0.8%)
D&A	451,757	415,339	
Non-recurring costs[2]	223,009	25,866	
EBITDA Adjusted	1,474,164	1,246,885	18.2%

(2) Includes restructuring. divestment and transaction costs

In thousands of euros	2023	2022	% Var
EBIT	799,398	805,680	(0.8%)
D&A	451,757	415,339	
IFRS 16	-101,784	-99,990	
Non-recurring Items[3]	335,276	166,174	
EBITDA Covenant	1,484,650	1,287,203	15.3%

(3) Non-recurring items are mainly related to transaction. restructuring and divestitures costs. as well as the amount of cost savings. operating improvements and synergies on a "run rate"

In thousands of euros	2023	2022	% Var
R&D recurrent expenses in P&L	395.3	361.1	9.5%
R&D capitalized	51.4	36.0	42.9%
R&D depreciation, amortization and write-offs	(64.7)	(43.9)	47.5%
R&D CAPEX fixed assets	2.1	0.9	138.0%
R&D external	(1.9)	(2.8)	(31.9%)
R&D net investment	382.2	351.3	8.8%

In thousands of euros	2023	2022	% Var
PP&E additions	246,430	291,676	(15.5%)
Interest capitalized	(36,862)	(25,184)	46.4%
CAPEX	209,568	266,492	(21.4%)

Note: for comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore

304

2023 Integrated and Sustainability Annual Report Block 4: About this report 305 Annex XI. Glossary and abbreviations • Alpha-1 antitrypsin deficiency (AATD): inherited disease characterized by low levels or no alpha-1 antitrypsin (AAT) in the bloodstream. In its normal function, this protein is generated in the liver, released in the bloodstream and diffused to other organs such as the lungs. • Albumin: the most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. • Alzheimer’s disease (AD): the most common form of dementia, AD is an incurable, degenerative and terminal disease first described in 1906 by German psychiatrist and neuropathologist Alois Alzheimer. • Anti-thymocyte globulin (ATG): blood serum with antibodies that bind with human T-cells, administered to patients before a stem cell transplant to destroy T-cells and decrease the risk of graft-versus-host disease. • ASFA: American Society for Apheresis, an organization of physicians, scientists and allied health professionals dedicated to promoting apheresis medicine for patients, donors and professionals through education, evidence-based practice, research and advocacy. • Autoimmune disease: condition in which the immune system mistakenly attacks healthy cells. • Babesiosis/Babesia virus: disease caused by microscopic parasites that infect red blood cells. • Beta-amyloid: protein strongly implicated in Alzheimer’s diseases as the main component of certain deposits found in the brains of AD patients. • Bullous pemphigoid: autoimmune disease that appears when the immune system attacks the skin and causes blisters, more common among the elderly. • CIDP (chronic inflammatory demyelinating polyneuropathy): neurological disorder which causes gradual weakness, numbness, pain in the arms and legs, and difficulty in walking. • Cirrhosis: medical condition resulting from advanced liver disease, characterized by generation of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue). • Cognitive impairment: alterations in thinking, learning, memory, judgment and decision making. • COVID-19: infectious disease caused by a new coronavirus strain, with ”CO” short for corona, “VI” for virus and ”D” for disease. • ELISA: enzyme-linked immunosorbent assay. • EMA: European Medicines Agency • Factor VIII or FVIII: an essential blood clotting factor also known as anti-hemophilic factor (AHF). In humans, factor VIII is encoded by the F8 gene. Defects in this gene lead to hemophilia A, a sex-linked disease occurring predominantly in males. FVIII concentrated from donated blood plasma or recombinant FVIII (rFVIII) can be administered to hemophiliacs to restore hemostasis. • Factor IX: an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system belonging to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males. • FDA: Food and Drug Administration, a U.S. health authority. • Fibrin sealant: surgical adhesive material derived from plasma. • Fibrinogen: coagulation factor found in human plasma crucial for blood clot formation. • Fractionation: process of separating plasma into its component parts including albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors. • GMP: good manufacturing practice. • GPO: group purchasing organization. • HAE (hereditary angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping, caused by low levels or improper function of the C1- esterase inhibitor protein. • HBV: hepatitis B virus. • HCV: hepatitis C virus. • Hematocrit: the percentage of red blood cells in the blood. • Hematology: the study of blood, blood-forming organs and blood diseases. • Hemoderivative: proteins obtained from the fractionation of human blood plasma (see plasma-derived proteins). • Hemophilia: genetic deficiency characterized by the lack of one of the clotting factors, with two main variants: • Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (more prevalent among males). • Hemophilia B: genetic deficiency of coagulation Factor IX. • Hemotherapy: treatment of a disease using blood, blood components and its derivatives. • HIV: human immunodeficiency virus. • Hyperimmune globulins: type of immunoglobulins prepared in a manner similar to human normal immunoglobulin, except that the donor plasma has high titers of antibodies against an organism or antigen.

2023 Integrated and Sustainability Annual Report Block 4: About this report 306 • IA: immunoassays, systems available in several formats to detect antibodies, recombinant proteins or a combination thereof. • Intravenous: administration of drugs or fluids directly into a vein. • Immunohematology: branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and relationships between blood disorders and the immune system. Also referred to as transfusion medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification. • Immunology: branch of biomedical science that covers the study of all aspects of the immune system in organisms, encompassing the physiological functioning of the immune system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ and in vivo. • Immunoglobulin (IgG): plasma-derived proteins also known as antibodies that control the body’s immune response. They have multiple indications, with main uses including the treatment of: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G). • ITP (chronic immune thrombocytopenia): autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding. • IVD: in vitro diagnostic. • IV solutions/intravenous solution: medicine or homogeneous mixture of a substance in liquid, enabling its infusion into the circulatory system through a needle. • Lipemic plasma: plasma with a cloudy and/or milky appearance caused by excess lipids (hyperlipidemia) due mainly to cholesterol and/or triglycerides in the blood. • MRB: Marketing Research Bureau. • Molecular diagnostic: discipline that studies genomic (DNA) and proteomic (proteins) expression patterns using information to distinguish between normal, precancerous and cancerous tissues at the molecular level. • Monoclonal antibody (mAb): antibody produced by a single clone of cells typically used in immunotherapy (i.e. treatments of autoimmune or inflammatory disorders and cancer); diagnostic testing; cell identification; and tracking. Monoclonal antibodies are a cornerstone of immunology and becoming increasingly prevalent as therapeutic agents. • Myasthenia gravis (MG): chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles which worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body. • NAT: nucleic acid amplification testing. • Neurology: science that deals with the anatomy, functions and organic disorders of nerves and the nervous system. • North America: United States and Canada. • Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases. • Pandemic: worldwide spread of a new disease. • Parkinson’s disease: complex neurodegenerative disorder characterized by different combinations of motor and non-motor symptoms for each patient. • PCR: polymerase chain reaction, a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail. • pdFVIII: plasma-derived Factor VIII. • Pharmacovigilance: practice of monitoring the effects of medical drugs after they have been licensed for use, especially to identify and evaluate previously unreported adverse reactions • Plasma: yellow-hued liquid part of the blood comprised by numerous proteins in solution. • Plasma-derived proteins: purified plasma proteins with therapeutic properties obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins. • Plasma proteomic: high-throughput analysis of plasma biomarkers using very powerful and sensitive specialty instruments. • Plasmapheresis: technique by which plasma is separated from other blood components such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Since donors only provide plasma as opposed to whole blood, the recovery process is faster and better tolerated, enabling greater frequency of donations. Developed by José Antonio Grifols Lucas in 1951, plasmapheresis is the only procedure capable of obtaining sufficient quantities of plasma to cover the manufacturing needs for plasma protein therapies. • Pneumology: specialty focused on the diagnosis and treatment of respiratory diseases and conditions, from asthma to tuberculosis. • PPTA: Plasma Protein Therapeutics Association. • Primary arthroplasty: surgery performed to replace damaged joints with artificial joints or prostheses, used in cases of hip fractures, osteoarthritis and other rheumatic diseases.

2023 Integrated and Sustainability Annual Report Block 4: About this report 307 • Primary immunodeficiency: inherited condition affecting one or more areas of the immune system characterized by an impaired immune response, weakening the immune system and increasing the likelihood of infections and other health problems. • ProlastinR/ProlastinR-C: concentrated form of alpha-1 antitrypsin (AAT) derived from human plasma and approved only for chronic replacement therapy in people with genetic AAT deficiency. Administered as prescribed, Prolastin raises the levels of AAT in the blood and lungs, which may help reduce the damage to the lungs caused by destructive enzymes. • Proteome: complete set of proteins expressed by an organism that determine an organism’s nature, bodily functioning and behavior. • Recombinant: protein prepared by recombinant technology, coded by the manipulated gene, with procedures used to combine segments in a cell-free system (an environment outside a cell organism). Known as highly potent medicines, they avoid off-target side effects and take a shorter time to develop than small molecules. • Recovered plasma: plasma derived from whole blood collected in blood donations. • rFVIII: recombinant Factor VIII, the antihemophilic factor A obtained using recombinant DNA technology. Using this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma. • Rh (Rhesus) blood group system: the most important blood group system after ABO, the Rh blood group system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and e are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only. • ROW: rest of the world. • SARS-CoV-2: severe acute respiratory syndrome coronavirus 2, the coronavirus strain that causes coronavirus disease 2019 (COVID-19). • Secondary immunodeficiency: compromised immune system due to an environmental factor such as HIV, chemotherapy, severe burns or malnutrition. • SCIG: subcutaneous immunoglobulin. • Single-cell transcriptomics: technique to characterize cell identity. • SubQ: sub-cutaneous. • Thrombin: enzyme that presides over the conversion of fibrinogen to fibrin, which promotes blood clotting. • Transfusion medicine: branch of medicine that encompasses immunohematology, blood and plasma screening, and blood typing, among others. • West Nile virus (WNV): mosquito-transmitted virus. Humans are mainly infected through mosquito bites, but infection may also occur through organ transplantation and blood. • Von Willebrand disease (vWD): the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein required for platelet adhesion. • Zika virus: infectious disease spread by the bite of an infected Aedes species mosquito.

2023 Integrated and Sustainability Annual Report Block 4: About this report 308 Independent Review Report KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Paseo de la Castellana, 259C 28046 Madrid KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat Barcelona Independent Assurance Report on the Consolidated Non-Financial Information Statement of Grifols, S.A. and subsidiaries for 2023 Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) To the Shareholders of Grifols, S.A.: We have been engaged by Grifols, S.A. management to perform a limited assurance review of the accompanying Consolidated Non-Financial Information Statement of Grifols, S.A. (hereinafter, the Parent) and subsidiaries (hereinafter, the Group) for the year ended 31 December 2023, prepared in accordance with the Sustainability Reporting Standards of the Global Reporting Initiative (hereinafter, GRI Standards) and the standards of the Sustainability Accounting Standards Board (hereinafter, SASB standards) for the Biotechnology and Pharmaceutical sector (hereafter, the “Report”), which forms part of the Group's consolidated Directors’ Report for 2023. In addition, pursuant to article 49 of the Spanish Code of Commerce, we have performed a limited assurance review of the Group’s consolidated non-financial information (hereinafter, NFIS), required by Law 11/2018 of 28 December 2018, for the year ended 31 December 2023, included in the Report, prepared in accordance with prevailing mercantile legislation and selected GRI Standards, based on each subject area in the “Index of contents required by Law 11/2018 of 28 December 2018” table in Annex VI of the Report. The Report includes additional information to that required by the GRI Standards, the SASB Standards, and the prevailing mercantile legislation concerning non-financial information, which has not been the subject of our assurance work. In this respect, our work was limited exclusively to providing assurance on the information contained in Annex VII “GRI Content Index”, Annex VIII “SASB Content Index” and Annex VI “Index of contents required by Law 11/2018 of 28 December 2018” of the accompanying Report. Responsibility of the Parent’s Directors ____________________________________ The Directors of the Parent are responsible for the content and authorisation for issue of the Report. The Report has been prepared in accordance with the GRI Standards and the SASB Standards for the Biotechnology and Pharmaceutical sector mentioned for each subject area in Annex VII “GRI Content Index” and Annex VIII “SASB Content Index”, respectively. The NFIS, in turn, has been prepared in accordance with prevailing mercantile legislation and selected GRI Standards, based on each subject area in Annex VI “Index of contents required by Law 11/2018 of 28 December 2018” of the Report. This responsibility also encompasses the design, implementation and maintenance of internal control deemed necessary to ensure that the Report is free from material misstatement, whether due to fraud or error.

2023 Integrated and Sustainability Annual Report Block 4: About this report 309 2 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) The Directors of the Parent are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the Report was obtained. Our Independence and Quality Control _____________________________________ We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including international independence standards) issued by the International Ethics Standards Board for Accountants (IESBA), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Our firm applies International Standard on Quality Management 1 (ISQM1), which requires the firm to design, implement and operate a quality management system that include policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. The engagement team was comprised of professionals specialised in reviews of non-financial information and, specifically, in information on economic, social and environmental performance. Our Responsibility ________________________________________________________ Our responsibility is to express our conclusions in an independent limited assurance report based on the work performed. We conducted our engagement in accordance with the requirements of the Revised International Standard on Assurance Engagements 3000, “Assurance Engagements other than Audits or Reviews of Historical Financial Information” (ISAE 3000 (Revised)), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC), and with the guidelines for assurance engagements on the Non-Financial Information Statement issued by the Spanish Institute of Registered Auditors (ICJCE). The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement, and consequently, the level of assurance provided is substantially lower. Our work consisted of making inquiries of management, as well as of the different units and areas of the Group that participated in the preparation of the Report, reviewing the processes for compiling and validating the information presented in the Report and applying certain analytical procedures and sample review tests, which are described below: - Meetings with the Group’s personnel to gain an understanding of the business model, policies and management approaches applied, the principal risks related to these matters and to obtain the information necessary for the external review. - Analysis of the scope, relevance and completeness of the content of the Report based on the materiality analysis performed by the Group and described in the “Materiality” section, considering the content required by prevailing mercantile legislation. - Analysis of the processes for compiling and validating the data presented in the Report for 2023. - Review of the information relative to the risks, policies and management approaches applied in relation to the material topics presented in the Report for 2023.

2023 Integrated and Sustainability Annual Report Block 4: About this report 310 3 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) - Corroboration, through sample testing, of the information relative to the content of the Report for 2023 and whether it has been adequately compiled based on data provided by the information sources. - Procurement of a representation letter from the Directors and management. Conclusion _______________________________________________________________ Based on the assurance procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that: a) The Consolidated Non-Financial Information Statement of Grifols, S.A. and subsidiaries for the year ended 31 December 2023 has not been prepared, in all material respects, in accordance with the GRI Standards and the SASB Standards for the Biotechnology and Pharmaceutical sector, as detailed in Annex VII “GRI Content Index” and in Annex VIII “SASB Content Index” of the Report, respectively. b) The consolidated non-financial information of Grifols, S.A. and subsidiaries for the year ended 31 December 2023, required by Law 11/2018 of 28 December 2018, has not been prepared, in all material respects, in accordance with prevailing mercantile legislation and selected GRI Standards based on each subject area in Annex VI “Index of contents required by Law 11/2018 of 28 December 2018” of the Report. Emphasis of Matter _______________________________________________________ Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment, and the delegated acts promulgated in accordance with this Regulation, stipulate the obligation to disclose information on how and to what extent the undertaking’s activities are associated with eligible economic activities relating to the environmental objectives of sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity and ecosystems (the other environmental objectives), and relating to certain new activities included in the objectives of climate change mitigation and adaptation. This obligation applies for the first time for the 2023 fiscal year, in addition to the information related to eligible and aligned activities required in 2022 associated with the climate change mitigation and climate change adaptation objectives. Therefore, no comparative information on eligibility has been included in the attached Report for the other environmental objectives listed above or for the new activities included in the climate change mitigation and adaptation objectives. Furthermore, inasmuch as the information relating to 2022 was not required to be as detailed as in 2023, the disclosures included in the attached Report are not strictly comparable. In addition, the directors of Grifols, S.A. have included information on the criteria which, in their opinion, allow them to comply better with these obligations and which are defined in section Annex V “Environmentally Sustainable Activities. Grifols’ activities under European Taxonomy”, of the accompanying Report. Our conclusion is not modified in respect of this matter.

2023 Integrated and Sustainability Annual Report Block 4: About this report 311 4 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Use and Distribution ______________________________________________________ In accordance with the terms of our engagement letter, this Report has been prepared for Grifols, S.A. in relation to its Non-Financial Information Statement and for no other purpose or in any other context. In relation to the Consolidated NFIS, this report has been prepared in response to the requirement established in prevailing mercantile legislation in Spain, and thus may not be suitable for other purposes and jurisdictions. KPMG Auditores, S.L. (Signed on original in Spanish) Patricia Reverter Guillot 7 March 2024

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 7 March 2024, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2023 to 31 December 2023. The consolidated annual accounts comprise the documents that precede this certification. Thomas Glanzmann (signed) Executive Chairman Jose Ignacio Abia (signed) Board member Raimon Grifols Roura (signed) Board member Víctor Grifols Deu (signed) Board member Albert Grifols Coma-Cros (signed) Board member Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Iñigo Sánchez-Asiaín Mardones (signed) Board member Enriqueta Felip Font (signed) Board member James Costos (signed) Board member Montserrat Muñoz Abellana (signed) Board member Susana González Rodríguez (signed) Board member Nuria Martín Barnés (signed) Secretary to the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 8, 2024